As filed with the Securities and Exchange Commission on April 8, 2004

Registration Statement No. 333-112828

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda	6351	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

44 Church Street
Hamilton HM 12, Bermuda
(441) 295-3688

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

Stephen D. Cooke, Esq.
ACA Financial Guaranty Corporation
140 Broadway
New York, New York 10005
(212) 375-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Silver, Esq.	Ethan T. James, Esq.
Christine M. Pallares, Esq.	Davis Polk & Wardwell
Hogan & Hartson L.L.P.	450 Lexington Avenue
875 Third Avenue	New York, New York 10017
New York, New York 10022	(212) 450-4000
(212) 918-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 8, 2004

Prospectus

                         shares

Common shares

This is an initial public offering of common shares by American Capital Access Holdings Limited. ACA Holdings is selling        common shares. The estimated initial public offering price is between $          and $          per share.

We intend to apply to list our common shares on the New York Stock Exchange under the symbol "ACA."

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to ACA Holdings, before expenses	$	$

ACA Holdings has granted the underwriters an option for a period of 30 days to purchase up to          additional common shares on the same terms as set forth above to cover over-allotments, if any.

Investing in our common shares involves a high degree of risk. See "Risk Factors" beginning on page 9.

None of the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

                , 2004

In this prospectus, "we," "us" and "our" refer to American Capital Access Holdings Limited, or ACA Holdings, and its subsidiaries and not to the underwriters.

i

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, especially the matters discussed in "Risk Factors." All share amounts and related terms contained in this prospectus have been adjusted to reflect a 5.63 for 1 share split which we will effect prior to the consummation of this offering and the conversion of all outstanding convertible preference shares and senior convertible preferred shares which will automatically convert into common shares immediately prior to the consummation of this offering.

OUR BUSINESS

Overview

ACA Holdings conducts business through its subsidiaries in the following areas:

•	Municipal Bond Insurance: We provide insurance on municipal bonds that guarantees the timely payment of interest and principal. This is known as financial guaranty insurance and providers of this type of insurance are referred to as financial guarantors or financial guaranty insurers.

•	Financial Services: We participate in the market for structured finance products called collateralized debt obligations, or more commonly, CDOs. We originate and structure CDOs as well as manage the financial assets that comprise the CDOs. Originating and structuring CDOs generally involves the acquisition of corporate obligations or asset-backed securities and the packaging of these obligations and securities within an investment entity. The investment entity issues debt obligations to institutional investors, and these obligations are repaid with the cash flows from the underlying obligations and securities.

•	Customized Solutions: In addition to our financial guaranty insurance, we also provide other types of specialized insurance products for the financial and insurance markets.

Our personnel have expertise in analyzing credit, assessing risk in financial instruments and structuring transactions to suit the specific needs of our clients. We use this expertise in all of our business lines.

Our financial guaranty insurance business has an "A" ("strong", the sixth highest of twenty rating levels) financial strength rating from Standard & Poor's Rating Group, a division of The McGraw-Hill Companies, or S&P, and an "A" ("strong", the sixth highest of nineteen rating levels) financial strength rating from Fitch Ratings Inc., or Fitch. A "financial strength" rating relates to our ability to pay under our insurance policies. We use our financial guaranty insurance to enhance the credit rating of lower-rated and non-rated municipal bonds to an effective "A" rating. This allows municipal bond issuers to borrow at a lower cost and increases the marketability of their bonds.

We receive premiums from municipal bond issuers in exchange for providing insurance against payment defaults. Nearly half of all municipal bonds outstanding carry some form of financial guaranty insurance, and the vast majority of insured municipal bonds are insured by financial guarantors whose credit ratings are "AAA" (which is the highest financial strength rating assigned by the rating agencies). Due to both rating agency and internally imposed constraints, these "AAA" financial guarantors generally do not insure non-investment grade or non-rated municipal bonds. By contrast, our "A" financial strength rating combined with our expertise in credit analysis allows us to guarantee the bonds of issuers in this underserved segment of the market. As of December 31, 2003, we had insured obligations consisting of $8.6 billion net par outstanding, which is equal to the outstanding principal amount of obligations net of reinsurance, $5.6 billion of which represents our insured municipal bond portfolio. From our inception in 1997 through December 31, 2003, our paid losses and expenses relating to the settlement of losses, net of recoveries, have been less than 1% of the total net insurance premiums we received during this period.

Within our financial services business, we receive fees for originating and structuring CDOs and managing the financial assets that comprise CDOs:

•	We originate CDOs by collaborating with financial institutions, such as investment banks, to create new CDOs and assist in the selection and acquisition of the financial assets that will comprise the CDO.

•	We structure CDOs by seeking to ensure that the cash flows from the underlying financial assets of the CDO meet the debt obligations of the CDO. These debt obligations are divided into layers, or tranches, with different priorities of claims on the cash flows from the underlying financial assets of the CDO. These priorities reflect a tranche's exposure to risk from potential losses on the underlying financial assets of the CDO.

•	We manage CDOs by actively monitoring the credit worthiness of the issuers of the underlying financial assets and trading the underlying financial assets of the CDO. We believe that our ability to manage these underlying financial assets of the CDO allows us to mitigate losses as they develop, and to lower the risk of defaults by selling the financial assets of the CDO that develop an increased risk of default.

In addition to these fee-based services, we assume the risk up to the principal amount of the most junior, or equity, tranche of the CDO. This equity tranche, which generally represents a small portion of the total assets of the CDO, is also known as the "first-loss" layer because it absorbs any initial losses on the financial assets of the CDO. By assuming the risk associated with the equity layer, we become entitled to the difference, often referred to as excess spread, between the payments the CDO receives from the underlying financial assets of the CDO and the payments that the CDO makes to holders of its debt obligations. We believe that this approach increases and diversifies our economic return by complementing our fee-based revenue with risk-based revenue. We completed our first CDO in January 2002 and have completed a total of seven transactions to date with $6.0 billion of CDO assets under management.

Through our customized solutions business, we use our expertise in credit analysis and quantitative risk assessment to offer insurance and structured finance products to our clients. Our customized insurance products assist financial institutions in meeting their regulatory, accounting or capital requirements. Products that we currently provide include:

•	Financial guaranty insurance of the most senior liability, commonly referred to as the "super-senior" tranche, of CDOs structured by third parties.

•	Reinsurance of discrete amounts that allows us to selectively participate in the property catastrophe insurance market.

We expect that the types of customized solutions we offer will vary as market opportunities arise. As of December 31, 2003, we had $2.8 billion of total insured exposure related to our customized solutions business.

For the year ended December 31, 2003, we had total revenues of $108.0 million and net income of $17.2 million. Our shareholders' equity was $194.3 million at December 31, 2003.

The Municipal Finance Market

The U.S. municipal finance market includes debt obligations issued by states, political subdivisions (cities, counties and towns), utility districts, airports, higher educational institutions, hospitals, transportation, housing authorities and other similar authorities and agencies. These obligations are generally supported by the issuer's taxing authority or ability to collect fees or assessments for projects or public services. Our municipal bond insurance business involves guaranteeing obligations in virtually all of these categories, but we specifically target low- and non-investment grade or non-rated issuers. In 2003, there were over 15,000 new issues in the U.S. municipal finance market with a par amount of approximately $384 billion. Of these issues, 4,300, with a par amount of approximately $36 billion, were low and non-investment grade or non-rated. For the year ended December 31, 2003, we insured 66 of these new issues with a par amount of $981 million.

The Collateralized Debt Obligation (CDO) Market

The market for CDOs developed in the late 1980s and has experienced considerable growth over the last seven years. U.S. CDO issuance in 2003 was approximately $150 billion in total principal amount compared to approximately $36 billion in 1997. The CDOs we completed in 2003 had a total principal amount of $3.6 billion.

Competitive Strengths

We believe we possess the following competitive strengths:

•	Focus on credit analysis and risk management. We emphasize the importance of rigorous credit analysis throughout our insurance and financial services businesses. We have established systems of risk management and risk surveillance that we apply to all of our product offerings.

•	Use of "A" financial strength rating to provide financial guaranty insurance to underserved segments of the municipal finance market. We are currently the only financial guarantor that has an "A" financial strength rating. All other financial guarantors that serve the municipal finance market are rated "AAA" or "AA." The insurers with "AAA" or "AA" ratings generally are not able or choose not to guarantee the bonds of non-investment grade and non-rated issuers due to both rating agency and internally imposed constraints. By contrast, our "A" financial strength rating combined with our expertise in credit analysis allows us to provide financial guaranty insurance to these underserved issuers. We carefully analyze each issuer we insure to mitigate the increased risk associated with the low or non-existent underlying rating of their bonds.

•	Unique approach to structured finance. Through our participation in the CDO market, we receive both fee-based and risk-based revenues while limiting our risk of economic loss to the first loss layer of a CDO. This provides us with higher returns than would be available if we acted solely as a traditional financial guarantor by insuring debt obligations of the CDO, while also limiting our risk.

•	Management team with significant industry and operating experience. Our management team is led by our Chief Executive Officer, who has worked in the financial guaranty insurance and structured finance markets for 22 years. Our senior management team collectively averages over 17 years in the financial services industry.

Business Strategy

Our goal is to generate recurring revenues that will provide returns on our capital, adjusted for risk, that are superior to those of our competitors by adhering to the following strategies:

•	Capitalize on the flexibility of our "A" financial strength rating. In the municipal finance market, our "A" financial strength rating allows us to provide financial guaranty insurance to issuers that are historically underserved by "AAA" rated financial guarantors. Because of the number of active market participants, premium levels for "AAA" or "AA" financial guaranty insurance are quite competitive. By contrast, we can charge premiums that reflect the greater risk we assume. We intend to continue to capitalize on the advantages that we believe our "A" financial strength rating affords us.

•	Pursue growth opportunities in underpenetrated segments of the municipal finance market. We target the lower- or non-rated segment of the municipal finance market, which we believe has strong growth potential. As issuers in this segment seek financial guaranty insurance, we believe our established reputation as a long-time provider to this market segment will give us an advantage over other potential competitors.

•	Continue the origination of our CDOs. We intend to continue to originate, structure and manage the assets of new CDOs. We believe that we can build on our track record of managing CDOs, which should enhance market reception to our new CDOs with new asset classes.

•	Seek diversified revenues from multiple sources. We intend to maintain the diversity of our revenues, including fees, premiums and investment income. In addition, we will continue to generate revenues from multiple sources, including municipal finance, structured finance and other insurance products. We believe that this approach will limit our exposure to negative cycles in one or more of these markets.

•	Offer new insurance products and services to our clients. We intend to use our expertise in credit analysis and quantitative risk management to create and offer new products for the insurance and structured finance markets.

Risks

Any analysis of our competitive strengths and our business strategy must be balanced by an analysis of some of the risks we face and other countervailing factors that could adversely affect our future. These include:

•	We may not accurately analyze the credit and other risks we assume. A fundamental part of our business involves accurate and timely analysis of credit risk and other risks we assume. We could suffer extensive losses if we do not accurately analyze the risk of default or credit quality deterioration in the obligations we insure or in the financial assets in our CDOs. These losses could jeopardize our financial position.

•	We may not be able to maintain our "A" financial strength rating. The rating agencies that have assigned us "A" financial strength ratings could revise or withdraw these ratings at any time. If they did so, we would be unable to continue our current business of insuring municipal obligations and our CDO and customized solutions businesses would be materially hurt. We are required to have $300 million in capital (which may include first loss or excess of loss reinsurance, bank letters of credit or other facilities) by December 31, 2004 in order to maintain our S&P rating, and Fitch has stated that a rating action could be forthcoming if we do not raise the additional capital contemplated by this offering. While we expect that the consummation of this offering will address these concerns, losses in excess of our expectations could diminish our capital.

•	We may need more capital for growth. Because of both rating agency and insurance regulatory factors, we may need significant amounts of additional capital in the future to continue our growth. That additional capital may not be readily available or may be very costly to obtain.

•	Our CDO business is relatively new and may not perform as we expect. We completed our first CDO only in 2002 and have only completed seven CDO transactions in total. It will be several years before we know whether these CDOs have performed as we expect. If they do not, we may suffer losses and be unable to increase our participation in the CDO market.

•	Our insurance reserves may be inadequate. We do not use traditional actuarial methods to establish reserves for our financial guaranty insurance business, but must rely on an uncertain process of estimating future losses based on the limited available information regarding defaults. If we do not accurately establish our reserves, our losses may adversely affect our future income and capital.

Our business is inherently complex and our financial statements now, and future financial reporting will, reflect this complexity. Our recent significant growth strained our resources and, as a result, in 2003 we had to take steps to improve our systems and controls. In addition, the U.S. federal income tax treatment of our company and our shareholders is complex and involves some judgments and uncertainties that investors are urged to consider carefully. There are further discussions of all of these matters elsewhere in this prospectus, and we encourage you to read these discussions carefully.

Additional Information

We were originally incorporated in 1997 and moved our domicile to Bermuda in 2002. We are a holding company that conducts all of its operations through subsidiaries in the United States and other jurisdictions, including Bermuda.

Our principal executive office is located at 44 Church Street, Hamilton HM 12, Bermuda and our telephone number is (441) 295-3688. We maintain a website at www.aca.com. Information on our website is not a part of this prospectus.

THE OFFERING

Common shares offered	shares

Common shares to be outstanding after this offering (1)	shares

Use of proceeds	We estimate that our net proceeds from the initial public offering of our common shares, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $ million. We estimate that our net proceeds will be approximately $ million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering for general corporate purposes.

Proposed NYSE symbol	"ACA"

Dividend policy	We do not anticipate paying dividends on our common shares in the foreseeable future. We plan to retain earnings for use in the operation of our business and to fund future growth.

(1)	The number of common shares to be outstanding after this offer excludes:

•	common shares issuable upon the exercise of the underwriters' over-allotment option;

•	2,015,212 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $11.44 per share; and

•	common shares issuable upon the exercise of stock options to be issued upon the consummation of this offering, at an exercise price equal to the initial public offering price set forth on the cover page of this prospectus.

Summary Consolidated Financial and Other Data

The following table sets forth summary historical consolidated financial and other data as of and for the years ended December 31, 2003, 2002 and 2001. We derived our summary consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and audited by PricewaterhouseCoopers LLP, our independent auditors. Our historical results are not necessarily indicative of our results for any future period. You should read the data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus.

	For the Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Income Statement Data:
Gross premiums written	$66,014	$55,264	$23,021
Net premiums written	62,549	47,434	5,459
Premiums earned	23,836	13,976	6,672
Net investment income	52,868	20,269	11,567
Net realized gains (losses)	3,188	4,138	6,511
Net realized and unrealized gains (losses) on derivative instruments	6,821	(8,666)	—
Derivative income	11,972	4,975	—
Fee income	8,898	4,236	194
Other income	423	676	—
Total revenues	108,006	39,604	24,944
Loss and loss adjustment expenses	3,168	1,801	1,636
Policy acquisition costs	4,077	4,046	3,680
Other operating expenses	29,466	18,683	14,304
Interest expense	42,046	9,869	126
Depreciation and amortization	1,329	1,081	730
Reorganization costs	—	—	1,749
Total expenses	80,086	35,480	22,225
Income (loss) before income taxes	27,920	4,124	2,719
Provision (benefit) for income taxes	10,717	(444)	110
Net income (loss)	$17,203	$4,568	$2,609
Basic earnings (loss) per share	$2.92	$0.77	$0.45
Diluted earnings (loss) per share	1.37	0.37	0.23
Weighted average number of common shares outstanding:
Basic	5,886	5,895	5,786
Diluted	12,559	12,268	11,136

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
	(in thousands, except share amounts)
Summary Balance Sheet Data:
Cash and investments (a)	$3,321,690	$808,545	$231,672
Total assets (a)	3,468,426	916,966	299,062
Reserve for losses and loss adjustment expenses	9,547	6,555	3,405
Unearned premiums	172,337	136,222	101,208
Total debt (a)	2,964,332	541,470	825
Total liabilities	3,274,120	757,106	128,144
Total shareholders' equity	194,306	159,860	170,918
Per Share Data:
Book value per share (b)	$16.03	$13.23	$14.38
Other Data (c):
Net par exposure (in millions)	$8,563	$6,378	$5,563
CDO assets under management (in millions)	5,826	2,400	N/A
Present value of future cash flows (after tax) (d)	89,650	41,712	14,873
Statutory Financial Data (ACA Financial Guaranty) (e):
Contingency reserve (f)	$31,520	$21,162	$13,959
Policyholders' surplus	137,783	123,635	106,802

(a)	Includes cash and investments related to our consolidated CDOs of $2,943.5 million and $511.3 million as of December 31, 2003 and December 31, 2002. Includes total assets related to our consolidated CDOs of $2,943.5 million and $511.3 million as of December 31, 2002, respectively. Includes debt related to our consolidated CDOs of $2,905.1 million and $523.5 million as of December 31, 2003 and December 31, 2002, respectively.

(b)	Book value per share is based on total shareholders' equity divided by basic common shares outstanding including the assumed conversion of convertible preference shares and senior convertible preferred shares.

(c)	This information is not derived from our audited consolidated financial statements.

(d)	Includes the present value of installment premiums and future cash flows from CDOs discounted at 6% in 2003, 8% in 2002 and 6% in 2001 net of taxes. Actual results will differ if the assumptions above prove incorrect. Management believes that this data provides more complete information regarding our potential future revenues. In particular, installment premiums are not reflected in unearned premiums but the present value of installment premiums is considered an important measure of future revenues for public financial guaranty insurance companies.

(e)	Derived from the statutory financial statements of ACA Financial Guaranty, which have been prepared in accordance with statutory accounting practices prescribed and permitted by the Maryland Insurance Administration, or SAP, which differ in material respects from U.S. GAAP.

(f)	Under statutory accounting principles, or SAP, we are required to establish contingency reserves based on a specified percentage of either written premiums or insured exposure by bond type. A contingency reserve is an additonal liability reserve established to protect the policyholder against the effects of adverse economic developments or cycles or other unforseen circumstances.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common shares. We believe the risks and uncertainties described below are the material risks we currently face.

Risks Related to Our Business

If we do not accurately analyze credit and other risks we assume, we could suffer large losses.

If we do not accurately analyze the credits and other risks we assume in our insurance business, then we may not correctly price our insurance products and, therefore, we may suffer losses in excess of our expectations. If that happens our capital adequacy, which is a measure of our ability to meet future obligations with then currently available resources, will be hurt. Our financial guaranty insurance premium rates are based on, among other factors,

•	our analysis of the credit quality of the issuer of the insured obligation,

•	the difference between market interest rates on insured and uninsured obligations,

•	the amounts, known as capital charges, which the rating agencies and state insurance regulators assess against our capital based on the risk category assigned to an insured obligation,

•	and competition from other forms of credit enhancement.

Our premium rates on our other insurance products are based upon, among other factors, our expected risk of losses on the insured obligations. Approximately 43.3% of our municipal bond insurance portfolio currently consists of obligations that are non investment grade or non-rated. These obligations may be subject to a greater risk of default than obligations that are rated investment grade. While we have adopted limits on the amount of exposure we assume from a single particular issuer or credit source, a major loss on several insured securities could adversely affect the amount of our (resources available to pay claims). That could potentially result in a downgrade of the financial strength rating of our insurance subsidiary, ACA Financial Guaranty Corporation, which we refer to as ACA Financial Guaranty.

Our future success in originating, structuring and managing CDOs will depend on our ability accurately and timely to analyze the financial assets that comprise the CDOs. If we fail to do this our CDOs may experience defaults and that may result in our potentially losing all of our equity interests in those CDOs. Our aggregate first loss, or equity, position in our CDOs is $161.5 million. Poor performance of our CDOs may also adversely affect our ability to originate future CDOs. To date, we have experienced no downgrades of or defaults under any of the tranches of our CDOs.

Our customized solutions business also relies on our ability accurately to assess the risks associated with the transactions we undertake. These transactions are often uniquely tailored to meet the needs of our clients and as a result we have limited historical data and experience with which to establish premium rates. Losses on these customized insurance products could also adversely affect our capital adequacy.

We try to manage our portfolio of assumed risks with regard to exposures to single credits, concentration of risk, and what we refer to as correlation of risk, which involves offsetting risks. Our failure to adequately manage these risks on an aggregate basis across all of our businesses could cause us to suffer excessive losses and could affect our capital adequacy.

If ACA Financial Guaranty fails to maintain minimum capital requirements it may not be able to write new insurance or may be downgraded by the rating agencies.

Rating agencies and state insurance regulators impose on ACA Financial Guaranty minimum capital requirements, meaning requirements to maintain specified amounts of resources available to pay claims. These capital requirements have the effect of limiting the amount of insurance that ACA Financial Guaranty may write, including with respect to single risks. Capital includes a combination of

"hard" capital, which consists of paid-in capital and retained earnings, and "soft" capital, which consists of contractual arrangements such as reinsurance agreements or credit facilities. S&P's stable ratings outlook on ACA Financial Guaranty assumes that our insurance subsidiaries will satisfy S&P's current minimum hard and soft capital requirement of $300 million (of which at least $200 million must be hard capital) by December 31, 2004. Because we were formed in 1997 when lower capital requirements were in place, we were given until December 31, 2004 to comply with S&P's current minimum capital requirements, which were adopted in 2001. Upon the consummation of this offering on a pro forma basis as of December 31, 2003, our insurance subsidiaries expect to have hard capital of $       million and aggregate hard and soft capital of approximately $     million. However, the rating agencies could revise their capital requirements at any time, and losses in excess of our expectations could diminish our capital below then required rating agency levels.

In January 2001, ACA Financial Guaranty was placed on "Rating Watch Negative" by Fitch when it appeared that we might then be unable to raise the additional capital necessary to support our "A" rating. Our need to raise additional capital at that time was the result of cumulative statutory operating losses and the failure to obtain standby capital facilities that would constitute soft capital. During the period we were on "Rating Watch Negative" our business was adversely affected. We were removed from "Rating Watch Negative" after we received commitments for $45 million of equity from existing and new shareholders. In addition, Fitch stated in March 2004 that it views our current capital and liquidity levels as insufficient to support our current insured book of business and our short-term growth aspirations at our current rating level. Although we believe that the proceeds from this offering will address these concerns, should we face similar circumstances in the future, we may not be able to raise additional hard or soft capital to avoid a rating downgrade.

ACA Financial Guaranty is also subject to state regulations that set minimum statutory capital requirements for insurance companies in relation to the amount of outstanding insured obligations and limit the amount of net exposure which ACA Financial Guaranty may insure in relation to qualified statutory capital (which is the sum of policyholders' surplus and contingency reserve). Under New York insurance law, for example, a financial guaranty insurance company must maintain policyholders' surplus of at least $65 million. As of December 31, 2003, ACA Financial Guaranty's qualified statutory capital was $169.3 million and our policyholders' surplus was $137.8 million. Material reductions in the qualified statutory capital of ACA Financial Guaranty could result from losses on our insured obligations or investment losses. Our capital may also be inadequate if our insurance in force grows because we write new policies.

Failure to meet these minimum capital requirements would limit ACA Financial Guaranty's ability to write new business, both on single risks and in the aggregate, require ACA Financial Guaranty to obtain reinsurance for existing business or could result in ratings downgrades, which then could materially adversely affect our results of operations and financial condition. Reinsurance, which can help alleviate capital needs, may be difficult or costly to obtain.

If the rating agencies lower the insurance financial strength ratings that they have assigned to ACA Financial Guaranty, our ability to generate new business across all of our business lines would be seriously hurt.

Rating agencies, such as S&P and Fitch, assign financial guaranty insurance companies, such as ACA Financial Guaranty, a "financial strength" rating. Our financial strength rating is essential to our insurance and financial services businesses. As of the date of this prospectus, ACA Financial Guaranty has been assigned an "A" financial strength rating with a "stable" outlook from both S&P and Fitch. Our ratings are subject to periodic review by the rating agencies, and the rating agencies may revise or withdraw these ratings at any time at their sole discretion. These actions may be based on factors which are entirely outside of our control, such as general industry trends, or they may reflect changes in the views or the policies of the rating agencies or adverse developments in our financial condition or results of operations, or those of ACA Financial Guaranty.

If the rating agencies were to reduce ACA Financial Guaranty's financial strength rating to below "A", we would be severely limited in our ability to issue new insurance of municipal bonds. In addition, if that happened, we could be required to provide collateral in the form of cash or securities to back guarantees we have issued or in certain instances could be replaced as the collateral manager in our managed CDOs. If these events occurred, it could materially hurt our financial performance and liquidity and severely strain our capital resources.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

We are undertaking this offering in large part to address current capital needs. Although we believe that the proceeds of this offering should be sufficient to address our current needs, our future capital requirements depend on many factors, including the growth of our insurance and financial services businesses and losses we may incur. Because we face state insurance regulatory restrictions on the ability of our insurance subsidiaries to pay dividends and to enter into transactions with us or our other subsidiaries, funds generated in our insurance operations may not be available to fund our other operations. To the extent that the funds generated from this offering and our operations are insufficient to meet our future requirements, we may need to raise additional funds through financings. If additional funds are unavailable, we may need to curtail our growth. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity or debt we may issue in the future may have rights, preferences and privileges that are senior to those of the current common shares. In the case of equity financings, our shareholders could experience dilution. If we require additional capital and are not able to obtain it on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

We have a limited history of originating, structuring and managing CDOs and our CDOs may not perform as we expect.

We completed our first CDO only in 2002 and have completed a total of seven through December 31, 2003. Our CDOs have terms ranging from five to thirty years, which means that it will be several years before our first CDOs terminate and their total performance is known. As a result, there is limited historical information available to help you evaluate our track record in this type of business. It is possible that the actual performance of our CDOs may not meet our expectations or that we may suffer losses in our operations from poor performance in our CDOs. Our ability to grow our CDO business will depend on the performance of our outstanding CDOs. If our CDOs perform poorly, whether due to our failure to properly structure or manage the assets in our CDOs, the investors in our CDOs could suffer reduced returns and we may not be able to originate CDOs in the future.

We provide "first loss" protection on our CDOs. We do this by either purchasing the equity tranche of our CDO or insuring the credit default swaps, or CDSs, of our CDS CDO. A credit default swap is a contract that involves the transfer of credit risk from one party to another without removal of the associated assets from the transferor's balance sheet. We currently have approximately $161.5 million of first loss exposure in our CDOs. If our CDOs fail to perform as we expect, we could suffer losses on our first loss position.

We are still in the start-up phase of our CDO business, and our CDO business currently puts a strain on our liquidity because we are unable to distribute the excess funds generated by some of our CDOs due to the provisions of the borrowings we use to finance our purchase of the equity of some of our CDOs.

Additionally, we are required to consolidate on our balance sheet, and to mark-to-market on the balance sheet, assets related to certain of our CDOs. Mark-to-market adjustments reflect changes in the value of the securities that comprise our CDOs and are influenced by changes in factors including general economic conditions and interest rate changes. Mark-to-market adjustments reflecting unrealized losses may exceed the value of our equity participation in a CDO. Although our economic exposure to losses is limited to our equity participation in the CDO and unrealized losses may not ultimately be realized, mark-to-market adjustments reflecting unrealized losses would reduce our shareholders' equity and could cause negative investor perception of us. This could impair our ability to originate future CDOs.

We finance our purchase of the equity in our CDOs by borrowing the funds and backing our borrowing with a financial guaranty insurance policy from ACA Financial Guaranty. If we were unable to continue financing our purchase in this manner, we would be required to commit additional capital to each CDO or establish alternative sources of financing, which may limit the number of CDOs we could originate.

If the reserves we establish for our insurance business are inadequate our results of operations may be adversely affected.

Our future results of operation and financial condition are affected by our ability to establish adequate reserves for losses we may suffer on the risks we insure. Our financial guaranties insure the financial performance of the obligations guaranteed over an extended period of time, in some cases over 30 years, under policies that we cannot cancel. As a result of the small number of losses in the financial guaranty industry in general, financial guaranty insurers like ACA Financial Guaranty do not use traditional actuarial approaches to determine loss reserves. Instead, we establish an unallocated loss reserve in an amount we deem adequate to cover the expected levels of losses and loss adjustment expenses, which consist of losses plus the expense of settling claims (including legal and other fees and the portion of general expenses allocated to claim settlement costs), on our overall portfolio. Establishing loss reserves is an inherently uncertain process. The size of our unallocated loss reserve is determined by a formula, the components of which are reviewed regularly. In our non-financial guaranty insurance business, we establish loss reserves to cover our estimated liability for the payment of all losses and adjusted loss expenses incurred on the policies that we write. These estimates are based on statistical projections and our assessment of currently available information.

Setting our loss reserves involves significant reliance upon estimates with regard to the probability, magnitude and timing of a loss. The models and estimates we use to establish loss reserves may prove to be inaccurate, especially during an extended economic downturn. There can be no assurance that the reserves we establish in any year will be adequate to cover the ultimate cost of losses incurred in that year. If our loss reserves are determined to be inadequate, we will be required to increase our loss reserves by recognizing a loss, which results in a corresponding reduction in our net income and capital in the period in which the deficiency is recognized. The effect of this could be very significant to us.

Our significant recent growth and expansion into new markets placed a strain on personnel and internal controls and reporting in prior periods, and future growth could lead to further strains that could materially and adversely affect our business.

Since 2001, we have significantly increased the scope of our financial guaranty operations and entered into markets in which we previously did not conduct business, including the origination, structuring and management of our CDOs and our customized solutions business. This growth placed a strain on our management, other personnel, resources and financial reporting systems.

To implement our business strategy, we will need to evaluate continually and, where necessary, upgrade our operating and financial systems, procedures and controls.

In connection with the audit of our financial statements for the year ended December 31, 2002, our independent auditor, PricewaterhouseCoopers LLP, recommended that we, among other things, expand our accounting staff (particularly with respect to individuals experienced in structured transactions and the application of SFAS 133, which addresses accounting for derivatives) and document policies, procedures and accounting methodology, and that we implement a function independent of operations management that is responsible for reviewing the models and data used in valuation of CDS transactions. We have expanded our accounting staff and otherwise taken the actions recommended by PricewaterhouseCoopers.

In consultation with our auditors in early 2004, we determined to restate our financial statements for the year ended December 31, 2002. The restatement related in part to the recognition of forward purchase agreements associated with the warehousing phase of our CDO business as derivatives in accordance with SFAS 133. A forward purchase agreement is a legal agreement to purchase an asset at a specified price in the future. This component of the restatement reduced our reported consolidated net income before taxes for the year ended December 31, 2002 by $8.3 million and consolidated shareholders' equity by $19.7 million.

Another component of the 2002 restatement related to the deferral of certain costs related to our financial services business. Upon further review, we determined that these costs should not have been deferred. This component of the restatement reduced our reported consolidated net income before taxes for the year ended December 31, 2002 by $4.4 million and consolidated shareholders' equity by the same amount.

We intend to continue to monitor and, where necessary, take steps to improve our controls and systems, but if we are unsuccessful in doing so, our business and results of operations could be materially and adversely affected.

General economic factors and interest rate changes may adversely affect our loss experience and the demand for our products.

Our business, and the risks associated with it, tend to track general economic and market conditions. We could incur losses due to extended economic recessions, business failures, interest rate changes or volatility, changes in investor perceptions regarding the strength of financial guaranty insurers and the policies or guaranties offered by such insurers, investor concern over the credit quality of municipalities and corporations, terrorist attacks, acts of war, or combinations of such factors. The occurrence of any of these events could also materially decrease demand for our insurance products. In addition to exposure to general economic factors, our insurance policies expose us to the specific risks faced by the particular businesses, municipalities or pools of assets covered by our insurance.

Prevailing interest rate levels affect demand for financial guaranty insurance. Higher interest rates may result in declines in new bond issue and refunding volume which may reduce demand for our financial guaranty products. Lower interest rates generally are accompanied by narrower interest rate spreads between insured and uninsured obligations resulting in generally lower cost savings to issuers than during periods of wider spreads. These lower cost savings could be accompanied by a corresponding decrease in demand for financial guaranty insurance.

The performance of our CDOs and our ability to originate future CDOs may be adversely affected by volatility or deteriorating economic and market conditions, extended economic recession, interest rate volatility, deteriorating credit environment, increasing default rates or a combination of these factors. In addition, to the extent actual defaults occur in the securities and instruments that comprise our CDOs, we could suffer losses to the extent of our equity and the investors in our CDOs could suffer reduced returns. Poor performance of our CDOs may adversely effect our ability to originate future CDOs.

If ACA Financial Guaranty's investments perform poorly, our financial results and ability to conduct business could be harmed.

Our operating results are affected in part by the performance of our investment portfolio. Income from the investment portfolio of ACA Financial Guaranty is one of our primary sources of cash flow to support our insurance operations, including our ability to pay any claims. For the year ended December 31, 2003, approximately $11.6 million of our revenue, or 10.7%, was derived primarily from ACA Financial Guaranty's investment portfolio and cash and equivalents.

ACA Financial Guaranty's investments are subject to:

•	market value risk, which is the risk that ACA Financial Guaranty's invested assets will decrease in value. This decrease in value may be due to a change in the yields realized on ACA Financial Guaranty's investment portfolio and prevailing market yields for similar assets, an unfavorable change in the liquidity of the investments or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuers of the securities in ACA Financial Guaranty's investment portfolio;

•	default risk, which is the risk that some of the investments will not pay principal or interest owed to us when due; and

•	reinvestment risk, which is the risk that interest rates will decline and funds reinvested will earn less than expected.

ACA Financial Guaranty's investment portfolio includes mortgage-backed securities, or MBSs, and collateralized mortgage obligations, or CMOs. As of December 31, 2003, MBSs and CMOs constituted approximately 35% of ACA Financial Guaranty's invested assets. As with other fixed income investments, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to the risk that MBS and CMO issuers will be required to prepay their obligations. In periods of declining interest rates, mortgage prepayments generally increase and MBSs and CMOs are prepaid more quickly, potentially requiring us to reinvest the proceeds at less attractive interest rates.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we take measures to manage the risks of investing in a changing interest rate environment, we may not be able to mitigate interest rate sensitivity effectively. Although we have not done so in the past, we may also enter into interest rate, foreign currency and credit derivatives and other hedging transactions with respect to ACA Financial Guaranty's investment portfolio in an effort to manage risks. Structuring these derivatives and hedges so as to effectively manage these risks is an inherently uncertain process. If our calculations are incorrect, or if we do not properly structure our derivatives or hedges, we may have unexpected losses and our assets may not be adequate to meet our obligations under our policies, which could adversely affect our results of operations and financial condition.

We may need to obtain reinsurance to continue our growth, and it may not be available on favorable terms or at all, which could have an adverse impact on our ability to grow and could adversely affect our future results of operations.

In order to comply with state insurance regulatory and rating agency capital requirements and single risk limits as our business grows, we may need to obtain additional reinsurance. Reinsurance is the commitment by one insurance company, the "reinsurer," to reimburse another insurance company, the "ceding company," for losses on a specified portion of the ceding company's insurance obligations in return for a premium payment. Reinsurance allows us to grow our business by reducing the amount of our own capital we must allocate to risks we have reinsured. The market for reinsurance has recently become more concentrated. While we currently have $50 million of first loss reinsurance and $75 million of excess of loss reinsurance, we may need additional reinsurance. At the time we seek additional reinsurance, reinsurance may not be available at acceptable terms or at all. In the event that the financial strength rating of a reinsurer with whom we have a reinsurance agreement is downgraded, we will be required to allocate additional capital to the risks we have reinsured pursuant to rating agency guidelines we must follow, or find an alternative reinsurer. If we are unable to obtain sufficient reinsurance, or other similar forms of capital support, when needed, this could have an adverse impact on our ability to grow our insurance business and could adversely affect our future results of operations.

We face risks from the concentration of our liabilities and investments.

We face concentration risks in all of our businesses. While we seek diversification across our businesses, in each of our business segments and in our investment portfolio, we face risks to the extent that our aggregate exposure to losses is concentrated geographically, by industry, sector, obligor or type of credit or investment.

In particular, in our municipal financial guaranty business we face risk from the concentration of our exposure in certain states and certain industries. As of December 31, 2003, $1,102 million, or 19.7%, of our outstanding municipal financial guaranty exposure was concentrated in California-located issuers, and $2,093 million, or 37.3%, of our municipal financial guaranty exposure was concentrated in nine other jurisdictions. This concentration increases our vulnerability to economic downturns in those states. In addition, as of December 31, 2003, $1,422 million, or 25.4% of our municipal financial guaranty exposure was related to healthcare and long-term care facilities. Both the healthcare and long-term care sectors of the economy have faced rising costs and are perceived to be higher risk than other segments of the municipal finance market. These factors could undermine the assumptions we made in our credit analysis of the issuers in those sectors and cause actual losses to exceed estimated losses.

We are dependent on key executives.

Our future success depends to a significant extent on the efforts of our senior management, including Mr. Michael E. Satz, our chief executive officer, Ms. Maryam Muessel, our chief operating officer, Mr. Edward Gilpin, our chief financial officer, and Mr. William Tomljanovic, our executive vice president responsible for our customized solutions business. We currently have employment agreements with each of these individuals with terms that expire in 2007, but employment agreements do not assure the retention of these individuals. While we have not experienced difficulty attracting or retaining key personnel in the past, we believe that there is a limited number of available, qualified executives with relevant experience in both the insurance and capital markets industries, and our inability to hire additional senior executives or the loss of the services of any of these individuals could significantly and negatively affect our business.

We may be prohibited from doing business with certain state agencies.

The states of North Carolina and California have passed laws that prohibit state agencies from contracting with expatriate corporations and their subsidiaries, and other states are considering similar legislation. An expatriate corporation is generally defined as a corporation whose principal market for the trading of its stock is the United States, but is itself incorporated in a "tax haven" country and/or has no substantial business activities in its place of incorporation. We may meet the definition of an expatriate corporation. While ACA Financial Guaranty does not generally contract directly with state agencies when issuing its municipal bond insurance policies, to the extent we are or become subject to these laws, ACA Financial Guaranty would be prohibited from contracting with these agencies, which could have an adverse impact on our future municipal financial guaranty insurance business.

ACA Holdings is a holding company and its cash flow is dependent on payments by its subsidiaries, which are subject to various limitations imposed on them by Maryland and Bermuda law.

ACA Holdings.    ACA Holdings is a holding company that conducts no operations of its own. All operations are conducted by our operating subsidiaries. As a holding company, ACA Holdings' cash flow will consist primarily of dividends, interest and other permissible payments from its subsidiaries. ACA Holdings depends on such payments to fund general corporate activities and to meet its obligations, including the payment of any dividends to its shareholders and the payment of interest and principal on its debt.

ACA Financial Guaranty.    ACA Financial Guaranty is organized in the State of Maryland. Under Maryland insurance law, ACA Financial Guaranty may pay dividends without the approval of the Maryland insurance commissioner only out of earned surplus. At December 31, 2003, ACA Financial Guaranty had a negative earned surplus of approximately $53.5 million. As a result, ACA Financial Guaranty is currently unable to pay dividends. Advances or other inter-company payments by ACA Financial Guaranty may also require prior approval of the Maryland insurance commissioner, depending on the amount involved. ACA Financial Guaranty is also subject to restrictions on paying dividends under its reinsurance agreement.

Bermuda Insurance Subsidiaries.    The payment of dividends by our Bermuda insurance subsidiaries, ACA Assurance, Ltd., which we refer to as ACA Bermuda, and ACA Solutions, Ltd., which we refer to as ACA Solutions, is limited under Bermuda law and regulations, including Bermuda insurance law. Under the Bermuda Insurance Act 1978, as amended, and related regulations, ACA Bermuda and ACA Solutions will be required to maintain a specified solvency margin and minimum liquidity ratio and will be prohibited from declaring or paying any dividends if to do so would cause them to fail to meet their solvency margin and minimum liquidity ratio. Under the Bermuda Insurance Act, if ACA Bermuda or ACA Solutions fails to maintain its solvency margin, it will be prohibited from declaring or paying dividends until such failure is rectified. Additionally, under the Bermuda Companies Act 1981, or the Companies Act, ACA Bermuda, ACA Solutions and the holding company of our Bermuda insurance subsidiaries may declare or pay a dividend only if, among other things, we have reasonable grounds for believing that they are, or would after the payment be, able to pay their liabilities as they become due.

Non-Insurance Subsidiaries.    Funds available to us from our CDOs are limited under provisions of the borrowings we incurred to purchase the equity of the CDOs. Excess funds generated by our

CDOs and/or structuring, placement, and asset management fees are retained by our subsidiaries as collateral or are used to make required payments on these borrowings.

Our ability to conduct our business may be adversely affected by Bermuda employment restrictions.

We formed our holding company in Bermuda in 2002. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without a work permit. None of our executive officers is a Bermudian and any such officers who will be working in Bermuda will have to do so under a work permit. We will need to obtain long-term work permits from the Bermuda authorities for any of our employees who are not Bermuda citizens and who will be working in Bermuda. The Bermuda government recently announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. Our ability to conduct the business of our Bermuda subsidiaries may be adversely affected by these Bermuda employment restrictions. It is possible that we could lose the services of one or more of our key employees if we are unable to obtain their work permits, which could significantly and adversely affect our operations.

Risks Related to Our Industry

We operate our businesses in competitive environments.

The financial guaranty industry is competitive. The principal sources of direct and indirect competition are:

•	other forms of credit enhancement, including letters of credit, guaranties and credit default swaps provided primarily by banks and other financial institutions; and

•	other financial guaranty insurance companies with respect to certain segments of our business.

Competition in the financial guaranty business is based on many factors, including overall financial strength, pricing, service and evaluation by the rating agencies of financial strength. Most other financial guarantors are larger and more highly rated than we are, and have greater capital resources, name recognition and longer operating histories. If other financial guarantors or other third-party credit enhancement providers duplicate our business strategy and compete directly with us by providing comparable forms of credit enhancement to our target markets, we could be adversely affected.

The CDO market is also competitive. We compete with investment and commercial banks, investment advisory firms, private equity funds and hedge funds in the origination, structuring and managing of these structured finance products. Many of these entities have greater financial strength and are more established and well known in the CDO market than we are.

The regulatory systems under which we operate, and potential changes in regulation, could significantly and adversely affect our business.

We operate in a regulated industry, and these regulations can restrict our ability to take actions or conduct our business for the ultimate benefit of our shareholders.

ACA Holdings.    ACA Holdings is subject to the insurance holding company laws of Maryland, where ACA Financial Guaranty is organized and domiciled. This law generally requires each domestic insurance company directly or indirectly owned by a holding company to register with the Maryland Insurance Commissioner and to furnish annually financial and other information. Generally, all intercompany transactions between ACA Holdings or any affiliate and the domestic insurers in the holding company system must be fair and, if material, require prior notice to and approval by the Maryland Insurance Commissioner.

ACA Financial Guaranty.    ACA Financial Guaranty is organized and domiciled in Maryland and licensed, authorized or accredited to write insurance in all 50 states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. State insurance laws regulate many aspects of its insurance business and state insurance departments supervise its insurance operations.

ACA Financial Guaranty's principal insurance regulatory authority is the Maryland Insurance Commissioner. The purpose of the state insurance regulatory statutes is to protect insureds, not shareholders. Among other things, Maryland regulation requires ACA Financial Guaranty to maintain minimum levels of capital, surplus and liquidity, and imposes restrictions on payment of dividends and distributions. These statutes and regulations may, in effect, restrict the ability of ACA Financial Guaranty to write new business or, as indicated above, distribute funds to ACA Holdings. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies.

ACA Bermuda.    ACA Bermuda and ACA Solutions are registered Bermuda insurance companies and are subject to regulation and supervision in Bermuda. The applicable Bermuda statutes and regulations generally are designed to protect insureds and ceding insurance companies, not shareholders.

ACA Bermuda and ACA Solutions are not registered or licensed as insurance companies in any jurisdiction outside Bermuda. ACA Bermuda and ACA Solutions conduct their business through their offices in Bermuda and will not maintain offices, and their personnel will not conduct any insurance activities, in the U.S. or elsewhere outside of Bermuda. Although ACA Bermuda and ACA Solutions intend to conduct their business so as not to be subject to licensing requirements of any jurisdiction outside Bermuda, inquiries or challenges to ACA Bermuda's and ACA Solutions' insurance activities may be raised in the future.

The offshore insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States. In the past, there have been congressional and other proposals in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate insurers domiciled outside the United States. If ACA Bermuda and ACA Solutions were to become subject to any insurance laws and regulations of the United States or any U.S. state, which are generally more restrictive than those applicable to them in Bermuda, at any time in the future, they might be required to post deposits or maintain minimum surplus levels and might be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Complying with those laws could have a material adverse effect on our ability to conduct business or on our results of operations.

In addition, changes in laws and regulations affecting the municipal and asset-backed debt markets, as well as other governmental regulations, may subject us to additional legal liability or adversely affect the demand for financial guaranty insurance generally and/or the demand for the financial guaranty insurance that we provide. Changes in laws and regulations relating to the issuance of unregistered securities and the management of investments such as CDOs could adversely affect our ability to originate, structure and manage CDOs.

Risks Related to Taxation

U.S. corporate-level taxes may have a material adverse effect on our results of operations and your investment.

ACA Holdings, ACA Assurance Corporation, Ltd., ACA Solutions and ACA Bermuda are Bermuda companies. We intend to manage our business so that each of these companies will operate in such a manner as to avoid being treated as engaged in a trade or business within the United States and therefore generally to avoid subjecting these companies to U.S. tax (other than excise tax on premiums from insuring or reinsuring U.S. risks and withholding tax on certain U.S. source investment income). However, there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the United States, and we cannot be certain that the IRS will not contend successfully that one or more of these companies are engaged in a trade or business in the United States. If ACA Holdings or any of its foreign subsidiaries were considered to be engaged in a trade or business in the United States, we would be subject to U.S. federal corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. trade or business, in which case our results of operations and your investment could be materially adversely affected.

A number of our subsidiaries are classified as domestic corporations for United States federal income tax purposes. They are subject to taxation by the United States at regular corporate rates with respect to their worldwide income. In addition, under U.S. federal income tax rules, our subsidiaries ACA Risk Solutions, LLC and American Capital Access Service Corporation are subject to U.S. federal income tax with respect to the net income of the Cayman special purpose entities that issue our CDO debt obligations and that they own (directly or indirectly) even if that income is not actually distributed to them. Furthermore, dividends paid by the United States subsidiaries to ACA Holdings will be subject to a 30% U.S. federal withholding tax.

Additional taxes may be imposed if ACA Holdings or any of its subsidiaries is classified as a personal holding company, or a PHC.

It is possible that ACA Holdings and/or any of its subsidiaries could be classified as PHCs and subjected to additional tax on their undistributed personal holding company income. See "Material U.S. Federal Income Tax and Bermuda Tax Considerations – United States – Personal Holding Companies" for a description of the factors that could cause us to be classified as a PHC. These factors relate generally to concentration of actual or constructive ownership of stock in five or fewer individuals and receipt of passive income above a threshold. Prior to consummation of this offering, ownership of ACA Holdings shares are concentrated in this manner, and the passive income of ACA Holdings exceeded the statutory threshold in 2003.

We do not expect that ACA Holdings or any of its subsidiaries will satisfy the PHC stock ownership concentration test immediately following the offering, but there can be no assurance that the information provided by our shareholders or available to us upon which this expectation is based is accurate, and such information is not complete in all respects. We also intend to manage the business of ACA Holdings so as to reduce the risk that the PHC passive income test will be satisfied in the future, although we cannot be certain that we will succeed in doing so. More generally, we cannot be certain that ACA Holdings or any of its subsidiaries will not be PHCs following the offering or in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of ACA Holdings' shareholder base, the gross income of ACA Holdings or any of its subsidiaries and other circumstances that could affect the application of the PHC rules to ACA Holdings and/or its subsidiaries.

If you own or are deemed to own 10% or more of ACA Holdings' shares, you may be subject to taxation under the controlled foreign corporation, or CFC, rules.

Prior to the consummation of this offering, ACA Holdings, ACA Assurance Corporation, Ltd., ACA Bermuda and ACA Solutions are CFCs. Each "10% U.S. Shareholder" of a CFC may have to pay U.S. income tax on such shareholder's pro rata share of all or a significant portion of the CFC's income, even if that income is not distributed. A foreign corporation is considered a CFC if "10% U.S. Shareholders" own (directly, indirectly or constructively) more than 50% of the total combined voting power or value of all classes of its voting stock. A foreign insurance company such as ACA Bermuda (or ACA Solutions) is treated as a CFC if "10% U.S. Shareholders" collectively own (through ACA Holdings) more than 25% of the total combined voting power or total value of ACA Bermuda's (or ACA Solutions') shares. A "10% U.S. Shareholder" is a U.S. Person (as defined in "Material U.S. Federal Income Tax and Bermuda Tax Considerations – Taxation of Shareholders – United States Taxation – Classification of ACA Holdings or its Foreign Subsidiaries as Controlled Foreign Corporations") who owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote.

Upon consummation of the offering, one or more U.S. Persons are expected to still own 10% or more of our common shares. Those persons will collectively still own more than 25% of our common shares, and they may collectively own more than 50% of our common shares. Our bye-laws contain provisions (described in "Description of Our Share Capital") that (i) limit to approximately 9.9% the voting power of any U.S. Person who owns or is deemed to own 10% or more of our common shares, and (ii) require the board of directors of ACA Holdings to submit to the shareholders of ACA Holdings any matter that requires ACA Holdings to vote the shares of a non-U.S. subsidiary. These provisions are intended to prevent U.S. Persons who own 10% or more of our shares from being treated for U.S. federal income tax purposes as 10% U.S. Shareholders and to prevent ACA Holdings, ACA Assurance Corporation, Ltd., ACA Bermuda and ACA Solutions from being classified as CFCs, but it is not clear whether the provisions will accomplish these objectives. Accordingly, U.S. Persons who directly, indirectly or constructively own or are deemed to own 10% or more of our common shares should consider the possible application of the CFC rules.

Additional provisions in our bye-laws (also described in "Description of Our Share Capital") prohibit any issuance, transfer or redemption of shares that would have the effect of generally causing any person to become an owner of 10% or more of our common shares. If these provisions are followed, investors purchasing common shares in this offering generally should not be 10% U.S. Shareholders. Subject to the possible application of the RPII provisions discussed below, an investor who is not a 10% U.S. Shareholder should not be required by the CFC rules to include in income a portion of our undistributed passive and insurance income regardless of whether ACA Holdings or its Bermuda subsidiaries are classified as CFCs.

We and some of our subsidiaries each may be considered to be a foreign personal holding company, or a FPHC, for U.S. federal income tax purposes, and U.S. persons who hold common shares will be subject to adverse tax consequences if we are or a subsidiary is an FPHC.

A foreign corporation will be classified as an FPHC with respect to a taxable year for U.S. federal income tax purposes if (i) at any time during the taxable year, five or fewer individuals who are U.S. citizens or residents (referred to as the "United States group") own (actually or constructively) more than 50% of all classes of the corporation's stock measured by voting power or value (the "stock ownership test") and (ii) certain passive income thresholds are met by the corporation (the "passive income test"). If a foreign corporation is classified as an FPHC with respect to a taxable year, each U.S. Person who owns (directly or through other foreign entities) shares of the foreign corporation on the day of the taxable year of the corporation that was the last day on which a "United States group" existed with respect to the corporation must include in income such U.S. person's pro rata share of the "undistributed foreign personal holding company income" (defined as taxable income with certain adjustments) of the foreign corporation.

Prior to this offering, ACA Holdings and its foreign subsidiaries have satisfied the stock ownership test for classification as an FPHC. During 2003, ACA Holdings and certain foreign subsidiaries have had sufficient passive income that they have also satisfied the passive income test and therefore have been classified as FPHCs. However, we expect that, immediately following the consummation of the offering, 50% or more of the stock of ACA Holdings will not be owned or deemed owned by five or fewer individuals and that a "United States group" will no longer exist with respect to ACA Holdings and its subsidiaries immediately following completion of the offering. There can be no assurance, however, that the information provided by our shareholders or made available to us on which we base this expectation is accurate, and such information is not complete in all respects. Because a "United States group" will have existed for the portion of 2004 preceding completion of the offering, the stock ownership test for FPHC status will nevertheless be satisfied for 2004. We intend, however, to manage the business of ACA Holdings and its Bermuda subsidiaries so as to reduce the risk that the passive income test will be satisfied for 2004 with respect to ACA Holdings and its Bermuda subsidiaries and thereby to reduce the risk that ACA Holdings and its Bermuda subsidiaries will be FPHCs for 2004. We cannot be certain, however, that we will be successful in doing so.

Provided that no "United States group" exists in 2005 and subsequent years, ACA Holdings and its foreign subsidiaries will not be FPHCs. In addition, we intend to continue managing the business of ACA Holdings and its foreign subsidiaries (other than the Cayman special purpose entities) so as to reduce the risk that the passive income test will be satisfied. We cannot be certain, however, that changes in share ownership subsequent to the offering may not cause ACA Holdings and its foreign subsidiaries to again satisfy the stock ownership test, so that a "United States group" again exists; nor can we be certain that we will not satisfy the passive income test in the future. More generally, we cannot be certain that ACA Holdings or any of its foreign subsidiaries will not be considered an FPHC because of various factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of ACA Holdings' shareholder base, the gross income of ACA Holdings and/or any of its foreign subsidiaries and other circumstances that could affect the application of the FPHC rules to ACA Holdings and its foreign subsidiaries.

We may be considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, and U.S. persons who hold common shares will be subject to adverse tax consequences if we are a PFIC.

A foreign corporation will constitute a PFIC with respect to a taxable year if 75% or more of its gross income for that taxable year consists of passive income, or 50% or more of its average assets held during that taxable year consist of passive assets. We were a PFIC in 2003. If we were considered a PFIC in 2004 or subsequent years, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater U.S. tax liability, including payments of interest, than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. We have taken steps in 2004 to seek to avoid classification as a PFIC, primarily by taking advantage of a complex rule, contained in the PFIC provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, involving our corporate structure, described further in "Material U.S. Federal Income Tax and Bermuda Tax Considerations – Taxation of Shareholders – United States Taxation – Passive Foreign Investment Companies" below.

The rule upon which we are relying to avoid PFIC classification will not be available to us in any year if we are a PHC or an FPHC in that year, and we cannot be certain that we will not be a PHC or FPHC in 2004 or any subsequent year. If we are a PHC or an FPHC, we will be a PFIC. Moreover, there are substantial uncertainties regarding the manner in which the PFIC rules generally, and the rule upon which we are relying in particular, are to be interpreted and applied. It is possible that the IRS will take a position that we are a PFIC, and a court may sustain such position. Furthermore, it should be noted that, in early 2003, legislation was proposed in the U.S. Congress that would have eliminated the rule upon which we are relying. The proposed legislation was not enacted, but no assurance can be given that similar legislation might not be proposed or enacted in the future. Any prospective investor considering an investment in our common shares is urged to consult his tax advisor regarding these uncertainties.

U.S. holders of common shares may be required to pay U.S. federal income taxes on their pro rata share of ACA Bermuda's or ACA Solutions' "related person insurance income."

A foreign insurance company's related person insurance income, or RPII, is its insurance income attributable to policies of insurance or reinsurance with respect to which the person directly or indirectly insured is either (i) a U.S. person who is a shareholder (directly or indirectly through foreign entities) of the insurer or (ii) a person related to that U.S. shareholder. If the RPII of ACA Bermuda (or ACA Solutions) were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (directly or indirectly) 20% or more of the voting power or value of the shares of ACA Bermuda (or ACA Solutions), then a U.S. person who owns any common shares of ACA Holdings (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes the shareholder's pro rata share of ACA Bermuda's (or ACA Solutions') RPII for the entire taxable year, determined as if RPII were distributed proportionately to those U.S. shareholders at that date regardless of whether it is distributed. U.S. tax-exempt organizations would be required to treat RPII as unrelated business taxable income.

While there can be no assurance on this point because of the difficulties, described below, in applying the RPII rules, we currently have no reason to believe that, in the foreseeable future, 20% or more of the gross insurance income of ACA Bermuda (or ACA Solutions) will be determined to be RPII. It may be difficult or impossible for us to establish whether or not we satisfy either the 20% gross income exception or the 20% ownership exception in the future, and we may fail to satisfy either or both of these exceptions because of events beyond our control. For example, when we reinsure risks insured by unrelated insurance companies, we often do not know the identity of the person or persons who are covered by the primary insurance and who are therefore indirectly covered by our reinsurance. Accordingly, we often do not have information necessary to determine whether or to what extent our reinsurance policies indirectly insure persons who are shareholders of ACA Holdings or are "related persons" with respect to shareholders of ACA Holdings, and we therefore cannot ascertain whether or to what extent our income from such reinsurance is RPII. As another example, our financial guaranty insurance protects the holders of insured obligations against payment defaults on the part of the issuers of those obligations. The insured obligations are sometimes publicly traded. Accordingly, it may be difficult or impossible for us to ascertain the degree of overlap (which may change from time to time) between our "insureds" (i.e., the holders of debt obligations insured or reinsured by ACA Bermuda or ACA Solutions) and our shareholders or persons related to our shareholders. We are not aware of any IRS rulings or other authority providing guidance as to the manner in which the RPII rules are to be applied in these circumstances.

U.S. tax-exempt organizations who own our common shares may recognize unrelated business taxable income.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. In general, insurance income will be allocated to a U.S. tax-exempt organization if either we are a CFC and the tax-exempt shareholder is a U.S. 10% Shareholder or there is RPII and certain exceptions do not apply. Potential U.S. tax-exempt investors are advised to consult their own tax advisors.

Changes in U.S. federal income tax law could materially adversely affect shareholders' investments.

Legislation has been introduced in the U.S. Congress intended to eliminate tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. In this regard, legislation has been introduced that affects the U.S. tax treatment of foreign corporations that are deemed to have "inverted" and that includes provisions that would permit the IRS to reallocate or recharacterize items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character). Other legislation would provide additional limits on the deductibility of interest by foreign owned U.S. companies. As noted earlier, legislation was proposed in the U.S. Congress early in 2003 but not enacted that would have eliminated the statutory rule upon which we intend to rely to avoid being classified as a PFIC. We cannot predict whether this or other restrictive legislation may be enacted or, if enacted, what the specific provisions or effective date of any such legislation would be, or what effect it might have on us or our subsidiaries.

Additionally, U.S. federal income tax laws and interpretations thereof with respect to a number of issues potentially important to us and our subsidiaries – including such matters as the rules for determining whether a company is engaged in a trade or business within the United States, whether a company is a PFIC and whether and in what manner the rules relating to controlled foreign corporations apply – are uncertain in many respects and are subject to change, possibly on a retroactive basis. We cannot be certain if, when or in what form future regulations or other pronouncements may be provided or implemented and whether such guidance will have retroactive effect.

We may become subject to taxes in Bermuda after 2016.

We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. Consequently, if our Bermuda tax exemption is not extended past March 28, 2016, we may be subject to any Bermuda tax after that date.

Bermuda could be subject to sanctions by a number of multinational organizations, which could adversely affect Bermuda companies.

A number of multinational organizations, including the European Union, the Organization for Economic Cooperation and Development, or the OECD, including its Financial Action Task Force,

and the Financial Stability Forum have all recently identified certain countries as blocking information exchange, engaging in harmful tax competition or not maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organizations, and a recent report published on November 27, 2001 by the OECD contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries. It is unclear what these sanctions will be and if they will be imposed. Bermuda has committed to a course of action to enable compliance with the requirements of these multinational organizations. However, the action taken by Bermuda may not be sufficient to preclude all effects of the measures or sanctions described above, which if ultimately adopted could adversely affect Bermuda companies such as ACA Holdings and ACA Bermuda.

Risks Related to the Offering and our Common Shares

If a substantial number of our common shares become available for sale and are sold in a short period of time, the market price of our common shares could decline.

If our existing shareholders sell substantial amounts of our common shares in the public market following the consummation of this offering, the market price of our common shares could decrease significantly. The perception in the public market that our existing shareholders might sell our common shares could also depress our market price. Upon consummation of this offering we will have          of our common shares outstanding, assuming no exercise of the underwriters' over-allotment option. Our directors, officers and most of our existing shareholders will be subject to agreements with the underwriters that restrict their ability to transfer their shares for a period of 180 days from the date of this prospectus, subject to a few exceptions. After all of these agreements expire, an aggregate of          additional shares will be eligible for sale in the public market. However, the underwriters may waive these restrictions and allow these shareholders to sell their shares at any time. In addition, options for approximately          of our common shares will be exercisable. Upon the consummation of this offering, the holders of most of our currently outstanding common shares and their transferees will have the right to require us to register their common shares under the Securities Act of 1933, or the Securities Act, for sale into the public markets, subject to the 180-day lock-up agreements. Upon the effectiveness of any such registration statement, all shares covered by the registration statement will be freely transferable. In addition, within 90 days following the consummation of this offering we intend to file one or more registration statements on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under our Omnibus Incentive Compensation Plan. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets after the expiration of the 180-day lock-up agreements. The market price of our common shares may drop significantly when the restrictions on resale by our directors, officers and existing shareholders lapse.

If you purchase the common shares sold in this offering, you will experience immediate dilution.

If you purchase our common shares in this offering, you will experience immediate dilution of $         per share, because the price that you pay will be greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of outstanding stock options to purchase common shares.

We do not currently intend to pay dividends in the foreseeable future.

It is uncertain when, if ever, we will declare dividends to our shareholders. During the next few years of operations, we expect that we will retain virtually all profit. Our ability to pay dividends may be constrained by our holding company structure under which we are dependent on payments by our subsidiaries, which are subject to limitations imposed on them by Maryland and Bermuda law, as discussed above. You should not rely on an investment in us if you require dividend income. In the foreseeable future, the only possible return on an investment in us would come from an appreciation of our common shares.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and principal shareholders and entities affiliated with them will own approximately       % of our outstanding common shares after this offering. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other fundamental transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

It may be difficult to effect service of process and to enforce judgments against us and our officers and directors in the future.

ACA Holdings is a Bermuda company. In the future, certain of our officers and directors may not be residents of the United States and a substantial portion of our assets may ultimately be located in jurisdictions outside the U.S. As a result, it may become difficult for investors to effect service of process within the U.S. on our directors and officers who reside outside the U.S. or to enforce against us or our directors and officers judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws. We have been advised by our Bermuda counsel, Conyers Dill & Pearman, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions including actions for claims under U.S. federal securities laws.

There are limitations on the ownership, transfer and voting rights of ACA Holdings' common shares.

Under the bye-laws of ACA Holdings, directors of ACA Holdings may decline to register any transfer of common shares that would result in a person (or any group of which such person is a member) beneficially owning, directly or indirectly, 10% or more of the voting shares or the total combined value of ACA Holdings' issued shares. Similar restrictions apply to ACA Holdings' ability to issue or repurchase shares. The directors also may, in their discretion, decline to register the transfer of any shares if they have reason to believe (1) that the transfer may lead to adverse tax or regulatory consequences in any jurisdiction or (2) that the transfer would violate the registration requirements of the U.S. federal securities laws or of any other jurisdiction. These restrictions would apply to a transfer of shares even if the transfer has been executed on the NYSE. A transferor of common shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of those common shares has been registered on ACA Holdings' register of shareholders. ACA Holdings is authorized to request information from any holder or prospective acquiror of common shares as necessary to give effect to the transfer, issuance and repurchase restrictions referred to above, and may decline to effect any transaction if complete and accurate information is not received as requested.

In addition, ACA Holdings' bye-laws generally provide that any person (or any group of which such person is a member) beneficially owning, directly or indirectly, shares carrying 10% or more of the total voting rights attached to all of our outstanding voting shares, will have the voting rights attached to its issued shares reduced so that it may not exercise more than 9.9% of such total voting rights. Because of the attribution provisions of the Internal Revenue Code, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds 10% or more of ACA Holdings' common shares. Further, the directors have the authority to require from any shareholder certain information for the purpose of determining whether that shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives the directors discretion to disregard all votes attached to that shareholder's common shares.

The insurance law of Maryland prevents any person from acquiring control of ACA Holdings or of ACA Financial Guaranty unless that person has filed a notification with specified information with the Maryland Insurance Commissioner and has obtained his or her prior approval. Under the Maryland statute, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires, directly or indirectly, 10% or more of the voting securities of ACA Holdings without the prior approval of the Maryland Insurance Commissioner will be in violation of this law and may be subject to injunctive action requiring the disposition or seizure of those securities by the Maryland Insurance Commissioner or prohibiting the voting of those securities and to other actions determined by the Maryland Insurance Commissioner. In addition, many U.S. state insurance laws require prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action, including revocation of ACA Financial Guaranty's license, in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of ACA Holdings may require prior notification in those states that have adopted preacquisition notification laws. Given the importance of ACA Financial Guaranty's "A" rating to our business, as a practical matter, a change of control would require confirmation in advance from the rating agencies that such transaction would not result in a downgrading of the financial strength rating assigned to ACA Financial Guaranty.

The foregoing provisions of ACA Holdings' bye-laws and legal restrictions will have the effect of rendering more difficult or discouraging unsolicited takeover bids from third parties or the removal of incumbent management.

U.S. persons who own our common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act, which includes, where relevant, information on modifications thereto adopted pursuant to our bye-laws, applicable to us, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors.    Bermuda law provides that we cannot void any transaction we enter into in which a director has an interest, nor can such director be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law such transaction would not be voidable solely because a director has an interest in the transaction or solely because the director participates in the board meeting that authorizes such transaction or solely because such director's vote is counted for such purpose, if:

•	The material facts as to such interested director's relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

•	Such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the shareholders; or

•	The transaction was fair as to the corporation as of the time it was authorized, approved or ratified by the board or the shareholders.

Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Business Combinations with Large Shareholders or Affiliates.    As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including mergers, asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, without obtaining prior approval from our board of directors or from our shareholders. If we were a Delaware company, we would need prior approval from our board of directors or a supermajority of our shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

Shareholders' Suits.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of continuance or bye-laws. Furthermore, the court would consider acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors and Officers.    We may indemnify our directors or officers, or any person appointed to any committee by the Board acting in their capacity as such, in relation to any of our affairs for any loss, damages or expenses (including attorneys' fees) arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Indemnification permitted under Delaware law is more limited. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not to be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

For more information on the differences between Bermuda and Delaware corporate laws, see "Description of Our Share Capital—Differences in Corporate Law."

We may require you to sell your common shares to us.

Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell some or all of its common shares to us at their fair market value if the board of directors reasonably determines, in its absolute discretion, that share ownership, directly, indirectly or constructively by any shareholder is likely to result in adverse tax, regulatory or legal consequences to us, certain of our other shareholders or our subsidiaries.

Anti-takeover provisions in our bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.

Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

For example, our bye-laws contain the following provisions that could have such an effect:

•	election of our directors is staggered, meaning that the members of only one of three classes of our directors are selected each year;

•	shareholders have limited ability to remove directors;

•	the total voting power of any shareholder owning 10% or more of our common shares will be reduced to less than 10% of the total voting power of our common shares;

•	our directors may decline to register the transfer of any common shares on our share register if it appears to the board of directors, in their sole and reasonable discretion, after taking into account the limitations on voting rights contained in our bye-laws, that any adverse tax, regulatory or legal consequences to us, any person ceding insurance to us, any of our subsidiaries or any shareholder, would result from such transfer; and

•	subject to any applicable requirements of the NYSE, our directors may decline to record the transfer of any common shares on our share register unless all approvals from appropriate governmental authorities in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer have been obtained.

Management has discretion to use unallocated net proceeds.

We have not designated a specific use for the net proceeds to our company from the sale of common shares in this offering. We expect to use the net proceeds of this offering for general corporate purposes. Consequently, the board of directors and management of our company will have broad discretion in allocating the net proceeds to our company from this offering.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from what is expressed or implied by these forward-looking statements. The "Risk Factors" section and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as other sections in this prospectus discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as may be required under the U.S. securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common shares.

The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, each of which provide protection in connection with certain forward-looking statements, do not directly protect any statements we make in connection with this offering.

USE OF PROCEEDS

We estimate that our net proceeds from the initial public offering of our common shares, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $          million. We estimate that our net proceeds will be approximately $          million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering for general corporate purposes.

DIVIDEND POLICY

Following the consummation of this offering, we intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of our subsidiaries to pay dividends to us. Our subsidiaries are subject to significant regulatory and contractual restrictions limiting their ability to declare and pay dividends. As of December 31, 2003, ACA Financial Guaranty had a negative earned surplus in the amount of $53.5 million. Applicable insurance laws would prohibit ACA Financial Guaranty from paying dividends without the approval of the Maryland insurance commissioner until it has a positive earned surplus calculated on a SAP basis.

Additionally, we are subject to Bermuda regulatory constraints that will affect our ability to pay dividends on our common shares and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

In addition, under the terms of our trust preferred securities, we may not pay common dividends in any period in which we elect to defer payment of interest on the trust preferred securities.

For more information regarding restrictions on the payment of dividends by us and our subsidiaries, see "Regulation—Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the automatic conversion of all outstanding convertible preference shares and all outstanding senior convertible preferred shares into 6,235,929 common shares immediately prior to the consummation of this offering and to give effect to the receipt of approximately $ million in estimated net proceeds from the sale of common shares in this offering, assuming an initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus and assuming no exercise of the underwriters' over-allotment option.

	December 31, 2003
	Actual(1)(2)	As Adjusted(1)
	(dollars in thousands)
Trust preferred debt	$59,280	$
CDO-related debt(3)	2,905,052
Total debt(3)	2,964,332
Shareholder's equity:
Senior convertible preferred shares	7,339		—
Convertible preference shares	54,858
Common shares, $0.0177 par value; authorized 149,998,280 shares; issued and fully paid 6,045,635, actual, as adjusted	107
Gross paid-in and contributed capital	125,721
Treasury shares	(3,222)
Notes receivable from shareholders	(4,200)
Accumulated other comprehensive income	751
Retained earnings	12,952
Total shareholders' equity	194,306
Total capitalization(3)	$3,158,638	$

(1)	Excludes 2,015,212 common shares that may be issued pursuant to outstanding options as of December 31, 2003 at a weighted average exercise price of $11.44 per share.
(2)	Excludes common shares issuable upon the exercise of stock options to be issued upon the consummation of this offering, at an exercise price equal to the initial public offering price set forth on the cover page of this prospectus.
(3)	Represents debt related to our CDOs. Includes $2,804 million of debt issued by our CDOs which is solely the obligation of the entities which issue the CDOs. Excluding such debt, total debt would be $159.5 million and total capitalization would be $353.9 million.

DILUTION

Dilution per share represents the amount by which the price per share paid by purchasers of common shares in this initial public offering exceeds the net tangible book value per common share immediately after completion of this offering. Net tangible book value per common share at December 31, 2003 was $32.18. After giving effect to the automatic conversion of all outstanding convertible preference shares and all outstanding senior convertible preferred shares into common shares immediately prior to the consummation of this offering the pro forma net tangible book value of our common shares as of December 31, 2003 was $189.4 million, or approximately $15.63 per share. Pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the pro forma number of common shares outstanding. After giving effect to the sale of         common shares by us at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2003 would have been $        , or approximately $         per common share. This represents an immediate increase in pro forma net tangible book value of $         per common share to existing shareholders and an immediate dilution in adjusted net tangible book value of $          per share to new investors purchasing common shares in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2003		$15.63
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

The following table summarizes, as of December 31, 2003, on the pro forma basis described above, the difference between existing shareholders and new investors with respect to the number of common shares purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholders and by the investors purchasing common shares in this offering. The calculation below is based on an assumed initial public offering price of $         per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders		%	$	%	$
New investors
Total		100.0%	$	100.0%	$

The share amounts in this table exclude 2,015,212 of our common shares that were subject to outstanding options granted under our Omnibus Incentive Compensation Plan as of December 31, 2003 at a weighted average exercise price of $11.44 per common share. The amount of shares and exercise price have been adjusted to reflect a share split which we expect to effect prior to the consummation of the offering. To the extent that any options are exercised, there will be further dilution to new investors. If all of our outstanding options as of December 31, 2003 had been exercised, the pro forma net tangible book value per share after this offering would be $          per share, representing an immediate increase in pro forma net tangible book value of $         per share to our existing shareholders and an immediate decrease in the pro forma net tangible book value to our new investors of $         .

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to          , or     % of the total number of common shares outstanding after this offering and the dilution per share to new investors will be $                    .

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth historical consolidated financial and other data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. We derived our selected consolidated financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited by PricewaterhouseCoopers LLP, our independent auditors. Our historical results are not necessarily indicative of our results for any future period. You should read the data set forth below in conjunction with our consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus.

	For the Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share amounts)
Income Statement Data:
Gross premiums written	$66,014	$55,264	$23,021	$43,786	$47,493
Net premiums written	62,549	47,434	5,459	29,920	41,409
Premiums earned	23,836	13,976	6,672	6,869	6,474
Net investment income	52,868	20,269	11,567	9,653	7,400
Net realized gains (losses)	3,188	4,138	6,511	(11)	(100)
Net realized and unrealized gains (losses) on derivative instruments	6,821	(8,666)	—	—	—
Derivative income	11,972	4,975	—	—	—
Fee income	8,898	4,236	194	833	215
Other income	423	676	—	226	813
Total revenues	108,006	39,604	24,944	17,570	14,802
Loss and loss adjustment expenses	3,168	1,801	1,636	1,332	937
Policy acquisition costs	4,077	4,046	3,680	4,676	2,213
Other operating expenses	29,466	18,683	14,304	12,806	11,399
Interest expense	42,046	9,869	126	25	—
Depreciation and amortization	1,329	1,081	730	852	—
Reorganization costs	—	—	1,749	3,130	—
Total expenses	80,086	35,480	22,225	22,821	14,549
Income (loss) before income taxes	27,920	4,124	2,719	(5,251)	253
Provision (benefit) for income taxes	10,717	(444)	110	130	—
Net income (loss)	$17,203	$4,568	$2,609	$(5,381)	$253
Basic earnings (loss) per share	$2.92	$0.77	$0.45	$(0.97)	$0.04
Diluted earnings (loss) per share	1.37	0.37	0.23	(0.97)	0.04
Weighted average number of common shares outstanding:
Basic	5,886	5,895	5,786	5.561	5,630
Diluted	12,559	12,268	11,136	5,561	5,630

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2002	2001	2000	1999
	(In thousands, except share amounts)
Summary Balance Sheet Data:
Cash and investments(a)	$3,321,690	$808,545	$231,672	$185,376	$157,392
Total assets(a)	3,468,426	916,966	299,062	235,002	196,304
Reserve for losses and loss adjustment expenses	9,547	6,555	3,405	2,675	1,343
Unearned premiums	172,337	136,222	101,208	96,654	70,918
Total debt (a)	2,964,332	541,470	825	—	—
Total liabilities	3,274,120	757,106	128,144	108,048	82,305
Total shareholders' equity	194,306	159,860	170,918	126,954	113,999
Per Share Data:
Book value per share (b)	$16.03	$13.23	$14.38	$18.03	$20.25
Other Data (c):
Net par exposure (in millions)	$8,563	$6,378	$5,563	$5,447	$5,327
CDO assets under management (in millions)	5,826	2,400	N/A	N/A	N/A
Present value of future cash flows (after tax) (d)	89,650	41,712	14,873	21,094	N/A
Statutory Financial Data (ACA Financial Guaranty)(e):
Contingency reserve (f)	$31,520	$21,162	$13,959	$7,903	$2,985
Policyholders' surplus	137,783	123,635	106,802	76,054	77,834

(a)	Includes cash and investments related to our consolidated CDOs of $2,943.5 million and $511.3 million as of December 31, 2003 and December 31, 2002. Includes total assets related to our consolidated CDOs of $2,943.5 million and $511.3 million as of December 31, 2002, respectively. Includes debt related to our consolidated CDOs of $2,905.1 million and $523.5 million as of December 31, 2003 and December 31, 2002, respectively.
(b)	Book value per share is based on total shareholders' equity divided by basic common shares outstanding including the assumed conversion of convertible preference shares and senior convertible preferred shares.
(c)	This information is not derived from our audited consolidated financial statements.
(d)	Includes the present value of installment premiums and future cash flows from CDOs discounted at 6% in 2003, 8% in 2002 and 6% in 2001 and 2000 net of taxes. Actual results will differ if the assumptions above prove incorrect. Management believes that this data provides more complete information regarding our potential future revenues. In particular, installment premiums are not reflected in unearned premiums but the present value of installment premiums is considered an important measure of future revenues for public financial guaranty insurance companies.
(e)	Derived from the statutory financial statements of ACA Financial Guaranty, which have been prepared in accordance with statutory accounting practices prescribed and permitted by the Maryland Insurance Administration, which differ in material respects from U.S. GAAP.
(f)	Under statutory accounting principles, we are required to establish contingency reserves based on a specified percentage of either written premiums or insured exposure by bond type. A contingency reserve is an additonal liability reserve established to protect the policyholder against the effects of adverse economic developments or cycles or other unforseen circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of our financial condition and results of operations should be considered along with a careful analysis of our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or in other sections of this prospectus may include forward-looking statements especially as they relate to our plans and strategy for our business. Forward-looking statements entail uncertainties and risks. Please see the "Forward-Looking Statements and Projections" for more information. You should also review the "Risk Factors" set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Executive Summary

We provide financial guaranty and other insurance products and related financial services. We provide financial guaranty insurance primarily in connection with our credit enhancement of underserved segments of the municipal finance market. We originate, structure, credit enhance and provide asset management services for collateralized debt obligations as an alternative to the credit enhancement of individual corporate credits and asset-backed securities. In addition, we develop customized insurance products that typically address the regulatory, accounting and capital requirements of financial institutions.

We began operations in September 1997 as an "A" rated financial guarantor. Late in 2000, in response to ratings pressure and a deteriorating capital position, our board of directors hired new senior management and undertook a process to raise additional capital and to revise and expand our business model. Under the direction of the new management team, the focus of the municipal finance business was redirected from volume and revenue targets to transactional profitability. In addition, in our structured finance business, we discontinued the insurance of most third-party transactions and instead began originating proprietary CDOs. This was done to increase our control of risk and to create improved economics by capturing multiple fee-based and risk-based revenue sources. The implementation of the expanded business model also involved a corporate reorganization that included the termination of approximately one-half of the staff and the closure of two satellite offices.

We conduct our business through two operating segments:

•	Insurance, primarily financial guaranty insurance, which provides protection against payment defaults on municipal and non-municipal financial obligations. Our non-municipal insurance supports our customized solutions business, which includes credit enhancement of super-senior tranches of CDOs, certain capital relief products and structured participation in the insurance market. Also, our non-municipal insurance supports our financial services business by facilitating our ability to borrow funds to participate in the equity or "first loss" positions of our proprietary CDOs.

Our insurance business is driven by several economic and industry specific factors that include: (i) interest rates, (ii) the financing needs of municipal issuers, (iii) the capital requirements of financial institutions, and (iv) the demand for "A" rated insurance. All of these impact the volume of available business and the profitability to us of such business.

•	Financial services, which includes our non-insurance participation in our CDO business. We originate, structure and provide asset management services for our proprietary CDOs.

Our proprietary CDO business is driven by several economic and industry specific factors that include: (i) the relationship between asset and liability yields, (ii) the availability and desirability of asset-backed securities, and (iii) the demand for CDO securities. All of these impact our ability to acquire sufficient assets to originate our proprietary CDOs consistent with our profitability targets.

For financial reporting purposes, and to reconcile to the totals reported in our consolidated financial statements, we have two additional segments which are not part of our operating segments, which we refer to as consolidated variable interest entities, or VIEs, and corporate/other.

•	Consolidated VIEs. Under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46, and prior accounting literature, we are required to consolidate VIEs when we are the primary beneficiary, defined as the entity maintaining the majority of the risks and rewards of ownership. The consolidated VIE segment includes revenue in the form of investment and derivative income on our consolidated CDOs. It also includes interest expenses associated with the liability payments on these CDOs. The consolidated VIE segment's revenues and expenses should net to zero unless there are timing differences. Timing differences include any temporary unrealized and realized gains and losses which are reflected in the consolidated VIE segment. We believe these will return to zero over time.

•	The corporate/other segment consists of revenue and expense items relating to corporate and other central costs not attributable to any individual segment. These items include unallocated investment income, overhead, depreciation and taxes.

Revenues

Within our insurance segment, our sources of revenue include:

(i)	Insurance premiums

•	Municipal financial guaranty – insuring the obligations of municipalities and other tax-exempt entities

•	Non-municipal financial guaranty – including insuring corporate obligations in CDOs, credit enhancement of "super-senior" tranches of CDOs, providing capital relief to financial institutions in our customized solutions business, and insuring the borrowings used to fund the equity or first loss position in our proprietary CDOs in our structured finance business

(ii)	Investment income – on fixed-income securities in our insurance company investment portfolio

Within our financial services segment, our sources of revenue include:

(i)	Fees

•	Warehousing fees – earned for the management of CDO assets during warehousing

•	Asset management fees – management of the CDO assets

•	Other fees – primarily CDO structuring and placement fees

(ii)	Derivative income – on credit default swaps in certain CDOs

Fees paid by consolidated VIEs are eliminated in consolidation. In addition to the revenue items listed above which are recurring and more predictable, we experience net realized and unrealized gains and losses on investments and net realized and unrealized gains and losses on derivatives. The gains and losses related to investments include both the gains and losses from our insurance company investment portfolio as well as gains and losses on assets from our consolidated CDOs. Net realized gains and losses result from the sale of securities executed as part of the ongoing management of our insurance company investment portfolio and of our proprietary CDOs. Our economic exposure to realized losses in our CDOs is limited to our participation in the equity tranches of the CDO. Under GAAP, we may realize losses in excess of our investment in the equity tranches of our CDOs, although we will recover those losses in excess of the equity on the termination of the CDO. See "Business—Financial Services." Net unrealized gains and losses relate to fluctuations based on changes in interest rates and credit quality.

Net realized and unrealized gains and losses on derivatives are a function of changes in the estimated fair value of the credit derivative contracts related to our proprietary CDO business in the form of equity exposure to credit default swap CDOs, forward purchase agreements on warehoused assets and the credit enhancement of super-senior tranches of CDOs. We expect these unrealized gains and losses to fluctuate primarily based on changes in credit spreads and credit quality of the referenced entities (for the synthetic CDOs). We generally hold these derivative contracts to maturity and, in these cases, the cumulative unrealized gains and losses will net to zero if we incur no losses on that contract. Realized gains and losses can relate to a derivative security or forward purchase agreements on our proprietary CDO warehouse facilities. Gains or losses recorded during the warehousing period are recovered through amortization of the purchase premium or discount over the life of the applicable security purchased. For example, if, during the warehouse period the value of a security with a maturity of five years declined by $0.5 million, we would record an unrealized mark-to-market loss of $0.5 million in the "net realized and unrealized gains and losses on derivative instruments" line on the consolidated statement of income. When this security is purchased by the VIE under the forward purchase agreement, the purchase price is reduced by the $0.5 million. If this security is held to maturity (which is the expectation when purchased by the VIE), $0.1 million will be accreted into net investment income each year over the next five years, recovering the $0.5 million loss originally recorded in "net realized and unrealized gains and losses on derivative instruments" on the income statement.

Expenses

Our consolidated expenses include five types:

(i)	The provision for losses and loss adjustment expenses, or LAE, is a function of the amount and types of insurance business we write. Losses and LAE are based upon the ultimate aggregate losses expected to develop in our insurance portfolio. Typically these are calculated as a percentage of insurance premiums earned based on company and industry experience.

(ii)	Policy acquisition costs relate to the expenses incurred to generate insurance premiums, including, but not limited to, employee compensation expenses and premium taxes.

(iii)	Other operating expenses consist primarily of employee compensation and general operating expenses, including rent, marketing and advertising and other service fees.

(iv)	Interest expenses consist primarily of interest payments due on the debt of the consolidated VIEs as well as, to a lesser extent, the amortization of debt issuance costs (including rating, legal and banking fees related to our proprietary CDOs). Additionally, a portion of our interest expense is associated with various trust preferred debt we have issued.

(v)	Depreciation and amortization expenses primarily consist of the depreciation of office equipment.

Critical Accounting Policies

Our consolidated financial statements include amounts that, either by their nature or due to the requirements under U.S. GAAP, are determined using estimates and assumptions. The actual amounts ultimately realized could be materially different from the amounts provided in our consolidated financial statements. We believe the items and circumstances requiring the most subjective determinations are:

•	consolidation of VIEs

•	reserves for losses and LAE

•	valuation of derivatives

•	other than temporary impairments

•	deferred policy acquisition costs, or DPAC

•	premium revenue recognition

•	valuation of investments

An understanding of our accounting policies for these items is critically important to understanding our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items and should be read in conjunction with the notes to our consolidated financial statements.

    Consolidation of VIEs

Under FIN 46, we must determine who is the primary beneficiary of our proprietary CDOs. Since we retain the equity interest, or first loss position, in certain of our proprietary CDOs, we are entitled to the majority of our proprietary CDOs' expected residual returns and losses. Thus, we have determined that under FIN 46 and previous accounting literature we are the primary beneficiary of our proprietary CDOs and must consolidate those CDOs subject to FIN 46 as VIEs. For example, in May 2003 we originated a proprietary CDO to which the provisions of FIN 46 had been applied. This CDO consists of an approximately $400 million portfolio of investment grade asset-backed securities and issued approximately $382 million of debt security tranches on top of $18 million of equity interest, which we retained. While we consolidate the VIE in accordance with FIN 46, our only risk relates to our $18 million equity investment. We do not have the right to use the assets of the CDO, and the $382 million of debt liabilities of the CDO are without recourse to us.

Because of the requirement to consolidate VIEs where we are the primary beneficiary, we may experience increased volatility on our financial statements which make their evaluation more difficult. Our contractual exposure to our CDO is limited to our equity interest. We record fluctuations in the value of the consolidated assets and liabilities of our CDOs. These fluctuations have exceeded our exposure in the past and could exceed our exposure in the future. This volatility could be recorded in our consolidated income statement as a realized loss, or in our consolidated accumulated other comprehensive income on the consolidated balance sheet in the form of unrealized gains and losses.

    Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and LAE are based upon estimates of the ultimate aggregate losses expected to develop in our insurance portfolio. The reserve for losses and LAE consists of unallocated loss reserves and case basis reserves. Case basis reserves are established for losses on identified guaranteed obligations that have already defaulted or are expected to default. These reserves are established in an amount that is sufficient to cover both the present value of the anticipated defaulted debt service payments over the expected period of default, plus the estimated expenses associated with settling claims, less the estimated recoveries under collateral and subrogation rights. We discount these reserves in accordance with discount rates prescribed by state regulatory authorities.

We establish and accrue an unallocated loss reserve, which is separate from case basis reserves. The unallocated loss reserve is established based upon the expected debt service defaults in the insured portfolio. Active surveillance of the insured portfolio enables us to track the credit migration of insured obligations from period to period. Senior management meets at least quarterly with our surveillance group to review the status of our credit portfolio. During these reviews, senior management determines the adequacy of our loss reserves based on the surveillance group reports, the latest available industry data, an analysis of historical default and recovery experience for the relevant sectors of the fixed-income market, and the changing mix of our book of business. A determination is then made as to any necessary adjustments to reserves.

Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may be materially different from the estimates reflected in our consolidated financial statements.

    Valuation of Derivatives

In 2001, we adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", or FAS 133, which established accounting and reporting standards for derivative instruments and was subsequently amended. FAS 133 requires the recognition of derivative financial instruments, including embedded derivative instruments, as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

We are required to recognize derivative activity when:

(i)	We originate credit default swap CDOs where we insure the equity or first loss position.

(ii)	We insure super-senior tranches of credit default swap CDOs

(iii)	We hedge against interest rate risk in our CDOs and

(iv)	We enter into forward purchase agreements to acquire asset-backed securities for our CDOs during the warehousing period.

(i)(ii) We view both (i) and (ii) above as an extension of our financial guaranty insurance business. However, under FAS 133 neither of these insurance contracts qualifies for the financial guaranty insurance scope exemption. As a result, in both instances our insurance contract is accounted for as a derivative and reported at fair value. Changes in fair value are included in our consolidated income statement as realized and unrealized gains and losses on derivative financial instruments. Since the equity tranche that we retain in our proprietary CDOs is not an actively traded security and has no observable market price and since our super-senior participation is highly structured, we utilize comprehensive internally developed models to estimate changes in fair value. We generally hold derivative contracts to maturity. Where we hold a derivative to maturity, and assuming no deterioration in credit quality, the cumulative unrealized gains and losses will offset each other over time.

(iii) We purchase interest rate swaps in our asset-backed CDOs to hedge the liabilities issued by the CDO vehicle. Our consolidated CDOs have floating-rate liabilities that serve to fund the purchase of fixed and floating rate assets. In order to minimize exposure to interest rate movement, we enter into interest rate swap contracts that match the fixed-rate assets with the floating-rate liabilities. The value of the swap will vary with changes in interest rates. Any ineffective portion of the cash flow hedge will have its change in fair value recorded in our consolidated income statement. The effective portion of a cash flow hedge is reflected in accumulated other comprehensive income.

(iv) We enter into forward purchase agreements on warehouse facilities through which we accumulate asset-backed securities for potential CDO transaction. The forward purchase agreement is a legal agreement to purchase the warehoused assets at their original cost from an investment bank, plus the cost of any interest rate hedges on the fixed-rate securities. We structure the agreement this way to lock in the credit price of the assets since the price is fixed and the interest rate risk is economically hedged. We enter into these agreements to insure that assets selected will ultimately be delivered with the desired credit spread to meet the return objectives of the CDO. For CDOs originated in 2003 and prior, these forward purchase agreements did not qualify for cash flow hedge accounting treatment under the contemporaneous documentation and aggregation of dissimilar assets requirements of FAS 133. Therefore, the changes in fair value of the forward purchase agreements were recorded in our consolidated income statement. Management believes that the forward purchase agreements entered into in 2002 and 2003 were economically effective in their purpose of locking in credit spreads. No assets purchased under these forward purchase agreements defaulted or have been considered to be other-than-temporarily impaired during the warehousing period. Valuation changes recorded under the forward purchase agreement were expected given the movement in credit spreads. Going forward, all forward purchase agreements will initially be structured and documented to qualify for cash flow hedge accounting treatment. Under cash flow hedge accounting, the effective portion of the valuation changes of the forward purchase derivative will be reflected in accumulated other comprehensive income on the balance sheet, subject to an impairment test.

Derivatives described in (iii) above qualify as cash flow hedges under FAS 133. The change in fair value of these cash flow hedges is included in other comprehensive income on our consolidated balance sheet.

We value derivative contracts based on quoted market prices, when available. However, if quoted prices are not available, the fair value is estimated using valuation models specific to the type of credit protection. Valuation models include the use of management estimates and current market information. Management is also required to make assumptions on how the fair value of derivative instruments is affected by current market conditions. We utilize both proprietary and vendor based models (including rating agency models) and a variety of market data to provide the best estimate of fair value. Some of the more significant types of market data that influence our models include, but are not limited to, credit ratings, interest rates, credit spreads, default probabilities, and recovery rates. If management's underlying assumptions for evaluating fair value prove to be inaccurate, there could be material differences in our consolidated operating results.

    Other Than Temporary Impairments

We have a formal review process for all securities in our investment portfolio, including a review for impairments. The following factors are considered when assessing impairment:

•	the level and duration of a decline in the fair value of a security;

•	a decline in the fair value of a security for a continuous period of 12 months;

•	recent credit downgrades of the applicable security or the issuer by rating agencies;

•	the current or forecasted financial condition of the applicable issuer;

•	interest payments;

•	the position of the security in the issuer's capital structure;

•	the length of time to maturity;

•	an estimate of expected cash flows for asset-backed securities;

•	interest rates; and

•	our intent and ability to hold the security until the fair value recovers.

If we believe that a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss on our balance sheet under "accumulated other comprehensive income," net of deferred income taxes, in shareholder's equity. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a realized loss in our income statement.

Other than temporary declines in the fair value of securities in our investment portfolio for the year ended December 31, 2003 was $0.8 million. There were no other than temporary declines for the years ended December 31, 2002 or 2001.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, taking into account changing information, market conditions and assessing value relative to other comparable securities. We believe that subsequent decisions to sell such securities are consistent with the classification of our portfolio as available for sale.

Certain of our CDOs are invested in subordinated classes (below "AA" ratings categories) of asset-backed securities. These assets are accounted for in accordance with Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets". This statement addresses how a holder of a securitized financial asset should account for interest income and impairment. With respect to impairment losses, it requires that such losses be recognized if both of the following conditions are satisfied:

•	the fair value of the security is less than the security's carrying value, and

•	the most recent evaluation determines that there has been an adverse change in the cash flows.

We evaluate the cash flow of each security on a monthly basis to assess whether any impairments have occurred.

There are risks and uncertainties associated with determining whether declines in the fair value of investments are other than temporary. These include subsequent significant changes in general economic conditions as well as specific business conditions affecting particular issuers, assessment of issue-specific factors (e.g. seniority of claims, collateral value, collateral default rates, severity rates on defaulted collateral and prepayment speeds), future financial market effects, stability of foreign governments and economies, future rating agency actions and significant disclosure, accounting, fraud or corporate governance issues that may adversely affect certain investments. If management determines that a decline in fair value is temporary and hence a security's value is not written down at that time, there are potential effects upon our future earnings and financial position should management later conclude that some of the current declines in the fair value of the investments are other than temporary declines.

    Deferred Policy Acquisition Costs

Within our insurance segment, we defer acquisition costs that are related to the acquisition of policies and premium production. Such costs are comprised primarily of premium taxes, personnel-related expenses of individuals involved in marketing, underwriting, and reinsurance functions, along with certain rating agency and legal fees. These costs are reduced by commissions from reinsurance to derive net acquisition costs. Net acquisition costs are deferred and amortized over the period in which the related premiums are earned. Anticipated claims and claim adjustment expenses are considered in determining the recoverability of acquisition costs. When an insured issue is retired early or is called by the issuer, remaining deferred acquisition costs relating to the policy are recorded in our consolidated statements of income.

Management uses its best judgment in determining what costs should be deferred, as well as what percentage of these costs should be deferred. We periodically conduct studies to determine which operating costs vary with, and are directly related to, the acquisition of new business and therefore qualify for deferral.

    Premium Revenue Recognition

Premiums are generally received in advance or in installments. Premiums received in advance are non-refundable and are earned in proportion to the expiration of the related risk. Most of the obligations we insure have amortization or sinking fund provisions. Installment premiums are earned over each installment period, generally one year or less. Therefore, premium earnings are greater in the earlier periods of an upfront transaction when there is a higher amount of risk outstanding. The premiums are apportioned in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early or is called by the issuer, any remaining deferred premium revenue is recognized at that time. Accordingly, deferred premium revenue represents the portion of premiums written that is attributable to the unexpired risk of insured bonds or notes.

    Valuation of Investments

Our investments are mainly comprised of fixed-income investments. These fixed income investments include the investments of our insurance company assets and the assets related to our consolidated VIEs and are carried on our balance sheet at fair market value. Quoted market prices are generally available for these investments. If a market price is not available, a price is derived from available market data and/or internal analysis. In certain cases where a particular security is not traded and we believe that available price quotes are not indicative of fair market value, fair value is determined by using internally developed discounted cash flow models using available market data and internal estimates. We had six such investments at December 31, 2003. If these non-market price assessments prove to be incorrect there may be a material effect on our balance sheet.

Results of Operations

The following is a discussion and analysis of our consolidated results of operations for the years ended December 31, 2003, 2002 and 2001.

    Years ended December 31, 2003 and December 31, 2002

Gross Premiums Written.    Gross premiums written for the year ended December 31, 2003 were $66.0 million compared with $55.3 million for the year ended December 31, 2002, an increase of $10.7 million. The increase was primarily related to an increase in municipal insurance gross premiums written of $3.5 million and an increase in non-municipal gross premiums written of $7.2 million. We believe that the growth in our municipal business has been driven by increased market acceptability of our insurance products in our selected markets, which resulted in an increase in our gross par written for municipal insurance. Gross par written for municipal insurance for the year ended December 31, 2003 was $1,082.5 million compared with $875.6 million for the year ended December 31, 2002. The increase in our non-municipal insurance was primarily due to increased market acceptance of our customized products and the annual installment premiums from business written in prior years resulting in a $7.0 million increase in gross premiums written.

	For the year ended December 31,
	2003	2002
	($ in millions)
Gross premiums written
Municipal	$49.1	$45.6
Non-municipal
Customized solutions	14.8	7.8
Structured finance	2.1	1.9
Total	$66.0	$55.3
Gross par written (municipal)	$1,082.5	$875.6

Net Premiums Written.    Net premiums written for the year ended December 31, 2003 were $62.5 million compared with $47.4 million for the year ended December 31, 2002, an increase of $15.1 million. The difference between gross and net premiums written is the amount of premiums ceded during the period. We cede premiums under various contractual arrangements with third parties on a first loss or excess of loss basis, which are designed to provide protection against unexpected levels of losses. In addition, we cede premiums on a quota share basis when our insured exposure to any single credit exceeds the amount allowed by internal policies, the rating agencies and regulators. For the year ended December 31, 2003, we ceded $3.5 million and for the year ended December 31, 2002, we ceded $7.8 million.

	For the year ended December 31,
	2003	2002
	($ in millions)
Net premiums written
Municipal	$46.1	$38.1
Non-municipal
Customized solutions	14.3	7.4
Structured finance	2.1	1.9
Total	$62.5	$47.4

Premiums Earned.    Premiums earned for the year ended December 31, 2003 were $23.9 million compared with $14.0 million for the year ended December 31, 2002, an increase of $9.9 million. Municipal premiums earned increased $3.6 million due to the increase in recognition of premiums written in prior periods and lower reinsurance cessions for the year ended December 31, 2003. Non-municipal premiums earned, primarily those related to our customized solutions business, increased $6.3 million due to increased premiums in our super-senior business, which are written and earned in the same period.

	For the year ended December 31,
	2003	2002
	($ in millions)
Premiums earned
Municipal	$9.2	$5.6
Non-municipal
Customized solutions	12.6	6.5
Structured finance	2.1	1.9
Total	$23.9	$14.0

Net Investment Income.    Net investment income for the year ended December 31, 2003 was $52.9 million compared with $20.3 million for the year ended December 31, 2002, an increase of $32.6 million. This increase was primarily due to the closing of three proprietary CDOs in 2003 that we consolidated. We earned $42.7 million of investment income for the year ended December 31, 2003 on $2,834 million of consolidated CDO assets at December 31, 2003. This compares with $9.8 million of investment income for the year ended December 31, 2002 on $505.2 million of consolidated CDO assets at December 31, 2002. Our CDOs typically have an average life of five to seven years. As we originate and consolidate new CDOs, our investment income is likely to continue to increase until our CDOs begin to mature in proportion to our origination of new CDOs. We expect our first CDO to mature between 2007 and 2009. We expect to continue originating proprietary CDOs over the next several years. The balance of our net investment income, $11.6 million in 2003 and $11.0 million in 2002, consisted of interest on cash equivalents and fixed-income securities primarily in our insurance company investment portfolio. This increase was primarily the result of the increase in invested assets of $54.3 million. The weighted average book yield on our insurance company investment portfolio increased to 4.4% from 4.2%. Net investment income is recorded net of investment management, accounting and custody fees of $1.4 million for the year ended December 31, 2003 and $0.5 million for the year ended December 31, 2002.

	For the year ended December 31,
	2003	2002
	($ in millions)
Investment income – non-VIE	$11.6	$11.0
Investment income – VIE	42.7	9.8
Total investment income	54.3	20.8
Investment expenses	(1.4)	(0.5)
Net investment income	$52.9	$20.3

Net Realized Gains (Losses).    Net realized gains for the year ended December 31, 2003 were $3.2 million compared with $4.1 million for the year ended December 31, 2002, a decrease of $0.9 million. Our net realized gains for the year ended December 31, 2003 were the result of net capital gains on our insurance company investment portfolio of $4.7 million, offset by losses of $1.5 million relating to our consolidated CDOs. $0.7 million of the loss was a result of the sale of one asset-backed security held in one of our consolidated CDOs. We sold this asset-backed security in order to protect our equity position and to preserve the overall credit quality of the CDO. The remainder, a loss of $0.8 million, was a result of an other than temporary impairment on an asset-backed security also held in one of our consolidated CDOs. The gains from our insurance company investment portfolio are attributable to our modified total return investment management strategy and gains on our portfolio created by falling interest rates.

Net Realized and Unrealized Gains (Losses) on Derivative Instruments.    Net realized and unrealized gains (losses) on derivative instruments for the year ended December 31, 2003 were a gain of $6.8 million compared to a loss of $8.7 million for the year ended December 31, 2002, an increase of $15.5 million. Net gains on derivative instruments consisted of an unrealized gain of $9.9 million and a realized loss of $3.1 million for the year ended December 31, 2003. For the year ended December 31, 2002, net losses on derivative instruments consisted of an unrealized loss of $2.8 million and a realized loss of $5.9 million. These gains and losses are primarily related to our forward purchase agreements to purchase warehoused assets for pending CDOs at their original cost, plus the cost of any interest rate hedges on the fixed rate securities. The realized loss represents the transfer or termination costs of the interest rate swaps on the fixed rate assets in the warehouse facilities. The realized losses that relate to swap termination payments are affected by interest rates. During the warehousing of our CDOs in 2003, rates declined less than in 2002, resulting in a smaller loss for the year ended December 31, 2003. Also, for the year ended December 31, 2003, $2.0 million of the unrealized gains were the result of unrealized mark-to-market gains on derivatives underlying our super-senior business.

Derivative Income.    Derivative income for the year ended December 31, 2003 was $12.0 million compared with $5.0 million for the year ended December 31, 2002, an increase of $7.0 million. This increase was primarily the result of increased derivative income on a consolidated credit default swap CDO of $4.5 million and increased derivative income of $1.1 million on a credit derivative contract relating to a portfolio of high-quality corporate credit risk.

Fee Income.    Fee income for the year ended December 31, 2003 was $8.9 million compared with $4.2 million for the year ended December 31, 2002, an increase of $4.7 million. This increase was primarily the result of increased warehouse fees related to the formation of three consolidated CDOs and asset management fees from two non-consolidated CDOs. Fee income also includes revenues from certain municipal transactions in the secondary markets and related structuring fees.

	For the year ended December 31,
	2003	2002
	($ in millions)
Fee income
Warehousing fees	$4.6	$1.8
Asset management fees	2.5	1.4
Other	1.8	1.0
Total	$8.9	$4.2

Provision for Losses and Loss Adjustment Expense.    Provision for losses and LAE for the year ended December 31, 2003 was $3.2 million compared with $1.8 million for the year ended December 31, 2002, an increase of $1.4 million. This was a direct result of the increase in premiums earned, and represents management's estimate of losses on our insured book of business. For a detailed description of how we establish our reserve for losses and LAE see "—Critical Accounting Policies" above.

Net Policy Acquisition Costs.    Policy acquisition costs for the year ended December 31, 2003 were $4.1 million compared with $4.0 million for the year ended December 31, 2002, an increase of $0.1 million. This increase was consistent with the increase in premiums earned and the amortization of deferred expenses.

Other Operating Expenses.    Other operating expenses for the year ended December 31, 2003 were $29.5 million compared with $18.7 million for the year ended December 31, 2002, an increase of $10.8 million. This change was driven by $1.3 million of additional CDO operating expenses, $3.6 million related to employee compensation and benefits expense, primarily driven by the addition of employees to our structured finance business throughout late 2002 and 2003. The remaining $5.9 million was attributable to general corporate overhead expenses.

Interest Expense.    Interest expense for the year ended December 31, 2003 was $42.0 million compared with $9.9 million for the year ended December 31, 2002, an increase of $32.1 million. This increase was a result of increased debt issuance of $2,390.0 million related to our consolidated CDOs, resulting in increases in both interest expense and amortization of debt issuance costs. Interest expense also included the interest on $20.6 million, $20.6 million and $18.0 million of debt issued to the trust preferred vehicle issued on October 29, 2003, May 15, 2003, and December 4, 2002, respectively.

	For the year ended December 31,
	2003	2002
	($ in millions)
Interest expense – Trust preferred debt	$1.9	$0.1
Interest expense – CDO debt	36.8	8.5
Other interest expense	0.2	0.4
Amortization of debt issuance costs	3.1	0.9
Total interest expense	$42.0	$9.9

Depreciation and Amortization.    Depreciation and amortization expenses for the year ended December 31, 2003 were $1.3 million compared with $1.1 million for the year ended December 31, 2002, an increase of $0.2 million. This $0.2 million increase was mainly the result of increased costs related to fixed assets.

Provision for Income Taxes.    Provision for income taxes for the year ended December 31, 2003 was $10.7 million compared with an income tax benefit of $0.4 million for the year ended December 31, 2002, resulting in an effective tax rate of 38.4% and a negative 10.8%, respectively. The significant change in the effective tax rate resulted from the release of the valuation allowance in the fourth quarter of 2002.

Net Income (Loss).    Net income for the year ended December 31, 2003 was $17.2 million compared with $4.6 million for the year ended December 31, 2002, an increase of $12.6 million.

    Years ended December 31, 2002 and December 31, 2001

Gross Premiums Written.    Gross premiums written for the year ended December 31, 2002 were $55.3 million compared with $23.0 million for the year ended December 31, 2001, an increase of $32.3 million. The increase was primarily related to an increase in our municipal insurance gross premiums written of $28.6 million. In addition, our non-municipal insurance gross premiums increased $3.7 million. Gross par written for municipal insurance for the year ended December 31, 2002 was $875.6 million compared with $365.6 million written for the year ended December 31, 2001. The increase was primarily due to our being removed from credit watch early in 2001 that adversely impacted 2001 business written.

	For the year ended December 31,
	2002	2001
	($ in millions)
Gross premiums written
Municipal	$45.6	$17.0
Non-municipal
Customized solutions	7.8	6.0
Structured finance	1.9	—
Total	$55.3	$23.0
Gross par written (municipal)	$875.6	$365.6

Net Premiums Written.    Net premiums written for the year ended December 31, 2002 were $47.4 million compared with $5.5 million for the year ended December 31, 2001, an increase of $41.9 million. In the year ended December 31, 2002, we ceded $7.8 million of which $6.9 million under various contractual arrangements with third parties on a first loss or excess of loss basis designed to provide protection against unexpected levels of losses. In the year ended December 31, 2001, we ceded $17.6 million of which $10.2 million was ceded on a first loss or excess of loss basis and the remainder was ceded to assure compliance with insurance regulatory single risk limits. The decline in cessions was primarily due to a $7.0 million non-recurring "first-loss" reinsurance cession in 2001. In addition, we terminated a reinsurance treaty and replaced it with another reinsurance treaty at a lower cost. For the period ended December 31, 2001 we had negative municipal premiums written due to ceding more business than we wrote. This was done by new management to create a "first loss" reinsurance facility to cover any unexpected losses that may have been embedded in the insured portfolio to that date.

	For the year ended December 31,
	2002	2001
	($ in millions)
Net premiums written
Municipal	$38.1	$(0.4)
Non-municipal
Customized solutions	7.4	5.9
Structured finance	1.9	—
Total	$47.4	$5.5

Premiums Earned.    Premiums earned for the year ended December 31, 2002 were $14.0 million compared with $6.7 million for the year ended December 31, 2001, an increase of $7.3 million. Municipal premiums earned increased $5.0 million due to the increase in recognition of premiums written in prior periods and lower reinsurance cessions for the year ended December 31, 2002. Non-municipal premiums earned, primarily those related to our structured finance business, increased $2.3 million due to the initiation of our proprietary CDO business.

	For the year ended December 31,
	2002	2001
	($ in millions)
Premiums earned
Municipal	$5.6	$0.6
Non-municipal
Customized solutions	6.5	6.1
Structured finance	1.9	—
Total	$14.0	$6.7

Net Investment Income.    Net investment income for the year ended December 31, 2002 was $20.3 million compared with $11.6 million for the year ended December 31, 2001, an increase of $8.7 million. In 2001, we changed our approach to the structured finance market. We discontinued providing traditional credit enhancement to asset backed securities and began executing our strategy of participating in the structured finance market through our proprietary CDO business. During 2002 we closed our first two consolidated CDOs. This resulted in investment income in 2002 of $9.8 million earned on $505.2 million of consolidated CDO assets at December 31, 2002. For the year ended December 31, 2001 we had no consolidated VIEs. Our first CDO which required consolidation closed in June 2002. The balance of our net investment income, $11.0 million and $12.1 million for the years ended December 31, 2002 and 2001, respectively, consisted of interest on cash and fixed-income securities in our insurance company investment portfolio. This decrease was the result of lower interest rates. The weighted average book yield on our insurance company investment portfolio decreased to 4.2% from 5.0%. Net investment income was partially offset by expenses for investment management, accounting and custody fees of $0.5 million for each of the years ended December 31, 2002 and 2001.

	For the year ended December 31,
	2002	2001
	($ in millions)
Investment income – non-VIE	$11.0	$12.1
Investment income – VIE	9.8	—
Total investment income	20.8	12.1
Investment expenses	(0.5)	(0.5)
Net investment income	$20.3	$11.6

Net Realized Gains.    Net realized gains for the year ended December 31, 2002 were $4.1 million compared with $6.5 million for the year ended December 31, 2001, a decrease of $2.4 million. Our net realized gains resulted from the sale of fixed income securities executed as part of the ongoing management of our insurance company investment portfolio.

Net Realized and Unrealized Gains (Losses) on Derivative Instruments.    Net realized and unrealized loss on derivative instruments for the year ended December 31, 2002 was $8.7 million. We had no realized gains or losses on derivatives for the year ended December 31, 2001. Our first warehouse facility was in the early stages of asset accumulation in late 2001, with no changes in the fair values. The 2002 loss represents realized and unrealized losses on the assets being held in various warehouse facilities prior to those assets being purchased by a VIE that we consolidate under FIN 46. These gains and losses are related to our forward purchase agreements to purchase these warehoused assets for pending CDOs at their original cost, plus the cost of any interest rate hedges on the fixed rate securities. The net unrealized losses of $2.4 million and $0.4 million represent the change in value of the underlying assets being accumulated in the warehouse facilities and the non-consolidated CDS CDOs, respectively. The realized loss of $5.9 million represents the transfer or termination costs of the interest rate swaps on the fixed rate assets in the warehouse facilities. Net realized and unrealized gains and losses during the warehouse period do not impact our expectation of the economic benefits to us derived from a CDO transaction.

Derivative Income.    Derivative income for the year ended December 31, 2002 was $5.0 million. This was the result of a consolidated credit default swap CDO which closed in the second quarter of 2002. We had no derivatives in 2001.

Fee Income.    Fee income for the year ended December 31, 2002 was $4.2 million compared with $0.2 million for the year ended December 31, 2001, an increase of $4.0 million. This increase was primarily the result of increased warehouse fees related to the formation of one proprietary CDO and asset management fees from two non-consolidated CDOs. We closed our first credit default swap CDO on January 25, 2002 and our only fee income in 2001 was $0.2 million primarily from fees earned on municipal transactions in the secondary market.

	For the year ended December 31,
	2002	2001
	($ in millions)
Fee income
Warehouse fees	$1.8	$—
Asset management fees	1.4	—
Other	1.0	0.2
Total	$4.2	$0.2

Provision for Losses and Loss Adjustment Expenses.    Provision for losses and LAE for the year ended December 31, 2002 was $1.8 million compared with $1.6 million for the year ended December 31, 2001, an increase of $0.2 million. This increase was a direct result of the increase in premiums earned in the year ended December 31, 2002. In addition, for the year ended December 31, 2001 there was included in the $1.6 million a provision for a loss of $0.9 million, as a result of a paid loss on a municipal obligation. For a detailed description of how we establish our reserve for losses and LAE see "—Critical Accounting Policies" above.

Net Policy Acquisition Costs.    Net policy acquisition costs for the year ended December 31, 2002 were $4.0 million compared with $3.7 million for the year ended December 31, 2001, an increase of $0.3 million. This increase was consistent with the increase in premiums earned and the resulting amortization of deferred expenses.

Other Operating Expenses.    Other operating expenses for the year ended December 31, 2002 were $18.7 million compared with $14.3 million for the year ended December 31, 2001, an increase of $4.4 million. This increase was primarily driven by the continued compensation and operating expense growth related to our proprietary CDO and other structured finance products.

Interest Expense.    Interest expense for the year ended December 31, 2002 was $9.9 million compared with $0.1 million for the year ended December 31, 2001, an increase of $9.8 million. This increase was a result of both increased debt issuance of $523.5 million related to our consolidated CDOs and the interest on $17.5 million of trust preferred debt issued on December 4, 2002. The following table sets forth the composition of our interest expense.

	For the years ended December 31,
	2002	2001
	($ in millions)
Interest expense – Trust preferred debt	$0.1	$—
Interest expense – CDO debt	8.5	—
Other interest expense	0.4	0.1
Amortization of debt issuance expenses	0.9	—
Total interest expense	$9.9	$0.1

Depreciation and Amortization.    Depreciation and amortization expenses for the year ended December 31, 2002 were $1.1 million compared with $0.7 million for the year ended December 31, 2001, an increase of $0.4 million. This increase was primarily a result of increased amortization on leasehold improvements and depreciation on office equipment.

Reorganization Costs.    Reorganization costs for the year ended December 31, 2001 were $1.7 million. This expense was related to a major reorganization, which included a termination of approximately one half of our staff and the closure of two satellite offices. There were no reorganization costs for the year ended December 31, 2002. See note 2 to the notes to our consolidated financial statements for further information.

Provision for Income Taxes.    Provision for income taxes for the year ended December 31, 2002 was a benefit of $0.4 million compared with an expense of $0.1 million for the year ended December 31, 2001, resulting in an effective tax rate of negative 10.8% and 4.0%, respectively. Through 2001, a full valuation allowance was maintained against our gross deferred tax assets due to the uncertainty of the benefit of their realization. However, in the fourth quarter of 2002, as a result of our current and projected profitability, the valuation allowance was released which resulted in recognition of approximately a $2.4 million tax benefit. See Note 10 to the notes to our consolidated financial statements for further information.

Net Income (Loss).    Net income for the year ended December 31, 2002 was $4.6 million compared with $2.6 million for the year ended December 31, 2001, an increase of $2.0 million.

Results by Operating Segments

We have two operating segments: (i) insurance, and (ii) financial services. For financial reporting purposes, two additional segments are reported: consolidated VIEs and corporate/other.

The following tables summarize the results for our business segments as of and for the years ended December 31, 2003, 2002 and 2001:

	December 31, 2003
	Insurance	Financial Services	Consolidated VIEs	Corporate/ Other	Segment Eliminations	Total Consolidated
	($ in millions)
Net premiums written	$66.2	$—	$—	$—	$(3.7)	$62.5
Premiums earned	27.6	—	—	—	(3.8)	23.8
Total revenues	44.5	19.1	56.9	0.4	(12.9)	108.0
Total expenses	19.1	17.5	53.5	2.8	(12.8)	80.1
Income (loss) before income taxes	25.4	1.6	3.4	(2.4)	(0.1)	27.9
Assets	431.8	12.1	2,985.6	38.9	—	3,468.5

	December 31, 2002
	Insurance	Financial Services	Consolidated VIEs	Corporate/ Other	Segment Eliminations	Total Consolidated
	($ in millions)
Net premiums written	$49.6	$—	$—	$—	$(2.2)	$47.4
Premiums earned	15.7	—	—	—	(1.7)	14.0
Total revenues	30.8	4.8	9.5	0.3	(5.8)	39.6
Total expenses	16.2	9.9	14.7	0.8	(6.1)	35.5
Income (loss) before income taxes	14.6	(5.1)	(5.2)	(0.5)	0.3	4.1
Assets	349.4	15.8	536.0	14.8	—	917.0

	December 31, 2001
	Insurance	Financial Services	Consolidated VIEs	Corporate/ Other	Segment Eliminations	Total Consolidated
	($ in millions)
Net premiums written	$5.5	$—	$—	$—	$—	$5.5
Premiums earned	6.7	—	—	—	—	6.7
Total revenues	24.7	—	—	0.2	—	24.9
Total expenses	19.9	0.1	—	2.2	—	22.2
Income (loss) before income taxes	4.8	(0.1)	—	(2.0)	—	2.7
Assets	286.0	5.2	—	7.9	—	299.1

        Insurance Operations

Our insurance segment includes financial guaranty insurance which provides protection against payment defaults on municipal bonds and structured finance obligations and supports our structured finance business by facilitating our ability to borrow funds to participate in the equity or first loss positions in our proprietary CDOs.

	Year Ended December 31,
	2003	2002
	($ in millions)
Net premiums written	$66.2	$49.6
Premiums earned	27.6	15.7
Net investment income (including realized gains and losses)	14.5	14.4
Net realized and unrealized gain on derivative instruments	2.0	—
Fee and other income	0.4	0.7
Total revenues	44.5	30.8
Total expenses	19.1	16.2
Income (loss) before income taxes	$25.4	$14.6

    Years ended December 31, 2003 and December 31, 2002

Net Premiums Written.    Net premiums written for the year ended December 31, 2003 were $66.2 million compared with $49.6 million for the year ended December 31, 2002, an increase of $16.6 million. This is due to both an increase of $8.0 million in municipal net premiums written and a $8.6 million increase in non-municipal insurance premiums which we believe is the result of the increased market acceptance of the ACA insurance product.

Premiums Earned.    Premiums earned for the year ended December 31, 2003 were $27.6 million compared with $15.7 million for the year ended December 31, 2002, an increase of $11.9 million. The increase is attributable primarily to $14.7 million of non-municipal installment premiums earned in the year ended December 31, 2003, compared to $8.3 million of installment premiums earned from our non-municipal business in the year ended December 31, 2002. This is attributable to an increase in credit enhancement business related to our customized solutions business.

Net Investment Income (including realized gains and losses).    Net investment income for the year ended December 31, 2003 was $14.5 million compared with $14.4 million for the year ended December 31, 2002, an increase of $0.1 million. This represents the investment income on our insurance company portfolio. This was primarily due to an increase in net realized gains of $0.6 million offset by a decrease in net investment income of $0.5 million due to lower prevailing interest rates.

Net realized and unrealized gain on derivative instruments.    Net realized and unrealized gains on derivatives for the year ended December 31, 2003 was $2.0 million. This was the result of unrealized mark-to-market gains underlying our super-senior business and our insured unfunded synthetic CDS CDOs.

Expenses.    Expenses for the year ended December 31, 2003 were $19.1 million compared with $16.2 million for the year ended December 31, 2002, an increase of $2.9 million, which is primarily attributable increases in employee compensation and other operating expenses.

Income (Loss) Before Income Taxes.    Income before income taxes for the year ended
December 31, 2003 was $25.4 million compared with $14.6 million for the year ended December 31, 2002, an increase of $10.8 million.

	Years Ended December 31,
	2002	2001
	($ in millions)
Net premiums written	$49.6	$5.5
Premiums earned	15.7	6.7
Net investment income (including realized gains and losses)	14.4	17.9
Fee and other income	0.7	0.1
Total revenues	30.8	24.7
Total expenses	16.2	19.9
Income (loss) before income taxes	$14.6	$4.8

    Years ended December 31, 2002 and December 31, 2001

Net Premiums Written.    Net premiums written for the year ended December 31, 2002 were $49.6 million compared with $5.5 million for the year ended December 31, 2001, an increase of $44.1 million. The increase is due to a $38.5 million increase in municipal net premiums written and a $5.7 million increase in our non-municipal insurance, which we believe is the result of increased market acceptance of our insurance product following a corporate reorganization and an additional capital infusion in 2001.

Premiums Earned.    Premiums earned for the year ended December 31, 2003 were $15.7 million compared with $6.7 million for the year ended December 31, 2002, an increase of $9.0 million. The increase is attributable to the recognition of municipal premiums received in prior periods and $8.3 million of non-municipal installment premiums earned in the year ended December 31, 2002, compared to $6.0 million of installment premiums earned from our non-municipal business for the year ended December 31, 2001. This is attributable to an increase in credit enhancement business related to our customized solutions business.

Net Investment Income (including realized gains and losses).    Net investment income for the year ended December 31, 2002 was $14.4 million compared with $17.9 million for the year ended December 31, 2001, a decrease of $3.5 million. The decrease is related to a reduction in realized capital gains of $2.4 million for the year ended December 31, 2002.

Expenses.    Expenses for the year ended December 31, 2002 were $16.2 million compared with $19.9 million for the year ended December 31, 2001, a decrease of $3.7 million. The decrease in expenses was primarily the result of expense controls initiated at the end of 2001 arising from a corporate reorganization.

Income (Loss) Before Income Taxes.    Income before income taxes for the year ended December 31, 2002 was $14.6 million compared with $4.8 million for the year ended December 31, 2001, an increase of $9.8 million.

Financial Services

Our financial services segment includes origination, structuring, placement and asset management fees in our proprietary CDO business. In addition, it includes the excess distributions received on our equity or first loss position on two of our managed CDOs that do not involve VIEs and are not consolidated. The equity distributions from these CDOs are recognized as derivative income.

	Years Ended December 31,
	2003	2002
	($ in millions)
Investment income (loss)	$(0.3)	$0.3
Net realized and unrealized gain (loss) on derivative instruments	1.4	(3.4)
Derivative income	1.9	0.6
Fee and other income	16.0	7.3
Total revenues	19.0	4.8
Interest expense	1.1	1.8
Total expenses	17.5	9.9
Income (loss) before income taxes	$1.5	$(5.1)

    Years ended December 31, 2003 and December 31, 2002

Net Realized and Unrealized Gains (Loss) on Derivative Instruments.    Net realized and unrealized gains for the year ended December 31, 2003 were $1.4 million compared with a loss of $3.4 million for the year ended December 31, 2002, an increase of $5.1 million. These gains represent the realized and unrealized gains on our forward purchase agreements which relates to balances on our outstanding warehouse assets.

Derivative income and fee and other income.    Derivative income and fee and other income for the year ended December 31, 2003 was $17.9 million compared with $7.9 million for the year ended December 31, 2002, an increase of $10.0 million. This increase was primarily a result of a full year of revenue earned on three proprietary CDOs that closed in 2002 and the incremental revenue from four additional CDOs that closed in 2003. These revenues include: warehousing, structuring and asset management fees, and derivative income from credit default swap CDOs.

Expenses.    Expenses for the year ended December 31, 2003 were $17.5 million compared with $9.9 million for the year ended December 31, 2002, an increase of $7.6 million. This increase was a result of our continued origination of proprietary CDOs and the related operating and compensation expenses as we expanded the segment's employee base. Expenses also included the interest expense on the borrowings used to fund the equity portion of our CDOs of $1.1 million and $1.8 million for the year ended December 31, 2003 and 2002, respectively.

Income (Loss) Before Income Taxes.    Income before income taxes for the year ended December 31, 2003 was $1.6 million compared with a loss of $5.2 million for the year ended December 31, 2002, an increase of $7.0 million.

	Years Ended December 31,
	2002	2001
	($ in millions)
Investment income	$0.3	$—
Net realized and unrealized gain (loss) on derivative instruments	(3.4)	—
Derivative income	0.6	—
Fee and other income	7.3	0.0
Total revenues	4.8	0.0
Interest expense	1.8	—
Total expenses	9.9	0.1
Income (loss) before income taxes	$(5.1)	$(0.0)

    Years ended December 31, 2002 and December 31, 2001

Our financial services segment was operating for less than thirty days of the year ended December 31, 2001.

Net Realized and Unrealized Gains (Loss) on Derivative Instruments.    Net realized and unrealized losses for the year ending December 31, 2002 were a loss of $3.4 million. These losses represent the unrealized fair value changes in our forward purchase agreements which relate to balances on outstanding warehouse assets.

Derivative income and fee and other income.    Derivative income and fee and other income for the year ended December 31, 2002 was $7.9 million. Our revenue was a result of the initiation and growth of our proprietary CDO business and includes fee income from warehousing, structuring and asset management and derivative income related to our non-consolidated CDOs.

Expenses.    Expenses for the year ending December 31, 2002 were $9.9 million. This increase was a result of the initiation and growth of our proprietary CDO business and the related operating and compensation expenses, as we expanded the segment's employee base. Expenses also included the interest expense on our funding notes of $1.8 million in 2002.

Income (Loss) Before Income Taxes.    Loss before income taxes for the year ended December 31, 2002 was $5.1 million.

Consolidated VIEs

We consider our consolidated VIEs a separate segment only for financial reporting purposes and to reconcile to the totals reported in our consolidated financial statements. We do not consider it to be an operating segment. It is necessary to highlight the activity in this segment because it clarifies our consolidated financial statements. The consolidated VIE segment includes revenue in the form of investment and derivative income on our consolidated CDOs. It also includes interest expenses associated with the liability payments on these CDOs. In addition, any temporary unrealized and realized gains and losses would be reflected in the consolidated VIE segment as it is our belief that these will return to zero over time.

Liquidity and Capital Resources

We are a holding company, and as such, have no direct operations of our own. Our liquidity on a short-term basis (for the next twelve months), is largely dependent upon: (1) investment income from our invested assets and (2) external financings. On a long-term basis (beyond the next twelve months), we expect our liquidity to benefit from the previously mentioned factors as well as the ability of our subsidiaries to pay dividends or make other payments to ACA Holdings. Certain of our operating subsidiaries are subject to restrictions on their ability to pay dividends without the approval of the Maryland Insurance Commissioner until they have a positive earned surplus calculated on a SAP basis. See "Regulation." As of December 31, 2003 ACA Financial Guaranty was unable to pay dividends due to statutory insurance restrictions and will not be able to pay dividends until it earns more than $53.5 million on a SAP basis. Our non-insurance subsidiaries are not subject to regulatory restrictions with regard to dividend payments to the holding company. However, further liquidity requirements restrict their ability to pay dividends in the short term, during which time they will retain earnings to meet their operating needs.

In the ordinary course of our business, we evaluate our liquidity needs and capital resources in light of holding company expenses, debt-related expenses and rating agency capital requirements. ACA Holdings' liquidity requirements consist primarily of interest on our capital securities. We may also require liquidity to make periodic capital investments in our operating subsidiaries. It is our current policy to retain earnings to support the growth of our businesses and we do not currently intend to pay dividends. Based on the amount of income we expect to receive on our invested assets, we believe that ACA Holdings will have sufficient liquidity to satisfy its needs over the next twelve months. Beyond the next twelve months, a variety of factors, including market and general economic conditions that effect investment income on our invested assets and the ability of our subsidiaries to pay dividends, will affect the sufficiency of our liquidity. Consequently, although we believe that ACA Holdings will continue to have sufficient liquidity to meet its debt service and other obligations over the long term, we can not guarantee that we will not be required to seek external equity financing in order to meet our debt service obligations.

Liquidity at our operating subsidiaries is used to pay operating expenses, claims, obligations on our debt, reinsurance premiums, and where appropriate, to make capital investments in their own subsidiaries. In addition, certain of our operating companies may be required to post collateral in connection with credit derivatives and reinsurance transactions. Management believes that these subsidiaries' operating needs generally can be met from operating cash flow. For our insurance subsidiaries, this includes gross written premiums and investment income on their respective investment portfolios. The cash flow of certain of our non-insurance subsidiaries related to our CDO business is restricted by contract until we satisfy certain collateral or funding obligations related to the borrowings used to finance the equity of the CDOs we originate. This cash flow would be sufficient to meet the operating expenses of these subsidiaries if it were not restricted. We anticipate that these obligations will be satisfied on our existing CDOs beginning in 2006, and as a result this cash flow will no longer be restricted and will be available for dividends. To date, we have funded the operating expenses of these non-insurance subsidiaries through a combination of intercompany borrowings and from the proceeds of the trust preferred debt we have issued. We anticipate using a portion of the proceeds from this offering to fund the operations of certain non-insurance subsidiaries until cash generated by such non-insurance subsidiaries is no longer restricted.

On an ongoing basis, our sources of funds primarily consist of premiums written, investment income and proceeds from the sale and redemption of investments. Cash is used primarily to pay losses and loss expenses, policy acquisition costs, other operating expenses and interest expenses.

Our cash flow from operations generally represents the difference between premiums collected along with the investment income realized, and investment earnings realized and the losses and loss expenses paid, policy acquisition and other operating expenses and investment losses realized. Cash flow from operations may differ substantially from net income. To date, we have invested all cash flow that is not required for operating purposes.

If the rating agencies were to reduce ACA Financial Guaranty's financial strength rating to below "A", we would be severely limited in our ability to issue new insurance of municipal bonds. In addition, if that happened, we could be required to provide collateral in the form of cash or securities to back guaranties we have issued or in certain instances be replaced as the collateral manager in our managed CDOs. If these events occurred, it could materially hurt our financial performance and liquidity and severely strain our capital resources.

We expect that the proceeds of this offering will permit us to continue to implement our business strategy. We expect our existing capital base and the associated earnings, along with the proceeds of this offering, to be sufficient to operate our business. However, there can be no assurance that we will not need to raise additional capital in the future.

    Cash Flows for the year ended December 31, 2003

In the year ended December 31, 2003, we generated positive net operating cash flow of $66.0 million, primarily related to premiums written and investment income. During the same period, we invested a net cash amount of $2.4 billion. We generated a net cash amount of $2.4 billion through financing activities, and as of December 31, 2003, had a cash balance of $212.5 million.

On October 29, 2003, we privately placed $20.0 million of trust preferred debt which was issued by a subsidiary trust holding $20.6 million aggregate principal amount of a thirty-year subordinated note of ACA Holdings. Net proceeds were $19.4 million. ACA Holdings provided a $10.0 million capital infusion to its direct subsidiary, ACA Financial Guaranty, and used the remainder of the net proceeds for general corporate purposes.

On May 15, 2003, we privately placed $20.0 million of trust preferred debt which was issued by a subsidiary trust holding $20.6 million aggregate principal amount of a thirty-year subordinated note of ACA Holdings. Net proceeds were $19.4 million. ACA Holdings provided a $10.0 million capital infusion to its direct subsidiary, ACA Financial Guaranty, and used the remainder of the net proceeds for general corporate purposes.

    Cash Flows for the year ended December 31, 2002

In the year ended December 31, 2002, we generated a net operating cash inflow of $45.4 million, primarily relating to premiums received and investment income. During the same period, we invested a net cash amount of $526.5 million. We generated a net cash amount of $531.1 million through financing activities, and as of December 31, 2002 had a cash and cash equivalents balance of $82.4 million.

On December 4, 2002, we privately placed $17.5 million of trust preferred debt which was issued by a subsidiary trust holding $18.0 million aggregate principal amount of a thirty-year subordinated note of ACA Holdings. Net proceeds were $17.0 million. ACA Holdings provided a $10.0 million capital infusion to its direct subsidiary, ACA Financial Guaranty and used the remainder of the net proceeds for general corporate purposes.

    Cash Flows for the year ended December 31, 2001

In the year ended December 31, 2001, we generated a net operating cash inflow of $0.6 million, primarily relating to premiums received and investment income. During the same period, we invested a net cash amount of $24.4 million. We generated a net cash amount of $42.3 million through financing activities, and as of December 31, 2001 had a cash and cash equivalents balance of $32.4 million.

We did not make any significant capital expenditures during the year ended December 31, 2003 or the year ended December 31, 2002. We do not anticipate any significant capital expenditures for 2004.

The following table summarized our contractual obligations as of December 31, 2003.

	As of December 31, 2003
	Less Than One Year	1-3 Years	4-5 Years	After 5 Years	Total
	($ in millions)
Debt:
Non-VIE	$—	$—	$16.0	$143.5	$159.5
VIE	1,265.7	—	107.1	1,432.0	2,804.8
Total long-term debt	1,265.7	—	123.1	1,575.5	2,964.3
Lease obligations	1.8	3.6	3.6	1.2	10.2
Total	$1,267.5	$3.6	$126.7	$1,576.7	$2,974.5

Investment Portfolio

As of December 31, 2003, our investment portfolio consisted of $2,986.7 million of fixed maturity securities, of which $2,711.4 million were from VIEs that we consolidate under FIN 46, and $275.3 million were held in our insurance company investment portfolio. Our fixed maturity securities are designated as available for sale in accordance with FAS 115 "Accounting for Certain Investments in Debt and Equity Securities." Fixed maturity securities are reported at fair value in accordance with FAS 115, and the change in fair value is reported as part of accumulated other comprehensive income in shareholders' equity.

The following table summarizes our investment portfolio as of December 31, 2003:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	($ in millions)
Available for sale (non-VIE)
U.S. Treasury securities	$59.4	$1.4	$0.1	$60.7
Federal agency securities	29.1	0.5	—	29.6
Obligations of states and political subdivisions	28.6	0.8	0.3	29.1
Corporate securities	58.8	0.4	0.6	58.6
Asset-backed securities	16.6	0.3	0.0	16.9
Mortgage-backed securities	80.3	0.5	0.4	80.4
Total non-VIE securities	272.8	3.9	1.4	275.3
Available for sale (VIE)
Asset-backed securities – VIE	2,700.2	20.7	9.5	2,711.4
Total	$2,973.0	$24.6	$10.9	$2,986.7

The amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. See Note 6 of the notes to our consolidated financial statements for information on our fixed maturity securities available for sale as of December 31, 2003 and 2002.

	December 31, 2003
	Amortized Cost	Estimated Fair Value
	($ in millions)
Available for sale:
Due in one year or less	$18.2	$18.3
Due after one year through five years	158.6	160.6
Due after five years through ten years	303.3	303.2
Due after ten years	2,492.9	2,504.6
Total	$2,973.0	$2,986.7

The amortized cost and estimated fair value of asset-backed securities owned by the VIEs at
December 31, 2003, included in the above chart by contractual maturity, are shown below:

	December 31, 2003
	Amortized Cost	Estimated Fair Value
	($ in millions)
Available for sale (VIE):
Due in one year or less	$—	$—
Due after one year through five years	77.6	77.6
Due after five years through ten years	262.8	262.6
Due after ten years	2,359.8	2,371.2
Total	$2,700.2	$2,711.4

Fair value of the fixed maturity securities is based upon quoted market prices provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. For a detailed description of our valuation of investments, see "—Critical Accounting Policies" above.

We review our investment portfolio on at least a quarterly basis for possible impairment losses. For additional information, see "—Critical Accounting Policies" above.

The following table summarizes the ratings distributions of ACA Financial Guaranty's investment portfolio as of December 31, 2003, 2002 and 2001 and the investment portfolio of our consolidated VIEs as of December 31, 2003 and 2002:

	As of December 31,
	2003	2002	2001
AAA or Equivalent	36.4%	29.5%	62.8%
AA	20.4%	3.5%	12.7%
A	11.6%	17.5%	22.4%
BBB	30.2%	47.2%	2.1%
< BBB	1.4%	2.3%	0.0%
Total	100.0%	100.0%	100.0%

Ratings are represented by the lower of the S&P and Moody's Investors Service classifications.

The following table summarizes the unrealized losses in our investment portfolio by type of security and the length of time such securities have been in a continuous unrealized loss position as of December 31, 2003 ($ in thousands):

	As of December 31, 2003
	Estimated Fair Value	Gross Unrealized Losses
Non-VIE
U.S. Treasury & Federal agency securities
0 - 6 months	$7,004	$(12)
7 - 12 months	6,002	(74)
Greater than 12 months	—	—
	13,006	(86)
Corporate securities
0 - 6 months	$26,318	$(369)
7 - 12 months	—	—
Greater than 12 months	1,635	(234)
	27,953	(603)
Mortgage and asset-backed securities
0 - 6 months	$35,842	$(384)
7 - 12 months	4,160	(12)
Greater than 12 months	1,499	(33)
	41,501	(429)
Municipal securities
0 - 6 months	$2,239	$(19)
7 - 12 months	14,405	(310)
Greater than 12 months	—	—
	16,644	(329)
Total non-VIE	99,104	(1,447)
VIE: Asset-backed securities
0 - 6 months	$422,910	$(3,121)
7 - 12 months	86,221	(3,546)
Greater than 12 months	101,122	(2,831)
Total VIE	610,253	(9,498)
Total	$709,357	$(10,945)

The following table summarizes the unrealized losses in our investment portfolio at December 31, 2003 by type of security and remaining time to maturity as of December 31, 2003 ($ in thousands):

	As of December 31, 2003
	Estimated Fair Value	Gross Unrealized Losses
Non-VIE
U.S. Treasury & Federal agency securities
due in one year or less	$—	$—
due after one year through five years	13,006	(86)
due after five years through ten years	—	—
due after ten years	—	—
	13,006	(86)
Corporate securities
due in one year or less	$—	$—
due after one year through five years	—	—
due after five years through ten years	14,994	(127)
due after ten years	12,959	(476)
	27,953	(603)
Mortgage and asset-backed securities
due in one year or less	$—	$—
due after one year through five years	—	—
due after five years through ten years	—	—
due after ten years	41,501	(429)
	41,501	(429)
Municipal securities
due in one year or less	$—	$—
due after one year through five years	—	—
due after five years through ten years	4,440	(86)
due after ten years	12,204	(243)
	16,644	(329)
Total non-VIE	99,104	(1,447)
VIE
Asset-backed securities
Total VIE	$610,253	$(9,498)
Total	$709,357	$(10,945)

Market Risk

Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a result of changes in market conditions. The primary market risks that impact the value of our financial instruments are interest rate risk, basis risk (for example, taxable interest rates relative to tax-exempt interest rates), and credit spread risk. Each of these risks and the specific types of financial instruments which they impact are described below. Senior managers in our risk management department are responsible for monitoring risk limits and applying risk measurement methodologies. The estimation of potential losses arising from adverse changes in market conditions is a key element in managing market risk. We use various systems, models and stress test scenarios to monitor and manage market risk. These models include estimates made by management that use current and historic market information. The valuation results from these models could differ materially from amounts that actually are realized in the market. See "—Critical Accounting Policies—Valuation of Investments" and "—Valuation of Derivatives" above.

	December 31, 2003
	Notional Value of Derivatives	Estimated Fair Value	Hypothetical Fair Value After +100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value +100 Yield Shift	Hypothetical Fair Value After -100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value -100 Yield Shift
	($ in millions)
Financial assets with interest rate risk:
Fixed maturities:
Available for sale	—	$2,986.7	$2,953.8	$(32.9)	$3,022.2	$35.5

Derivatives:
Swaps	505.5	(45.9)	(21.0)	24.9	(72.4)	(26.5)
Options (interest rate caps)	161.3	2.6	4.1	1.5	1.4	(1.2)

Total estimated potential (loss) gain				$(6.5)		$7.8

Financial instruments that may be adversely affected by changes in interest rates consist primarily of investment securities. The primary objective in managing our investment portfolio is the generation of an optimal level of after-tax investment income while preserving capital and maintaining adequate liquidity. Investment strategies are based on many factors, including our tax position, fluctuations in interest rates, regulatory and rating agency criteria and other market factors. Two external investment managers, Stephens Capital Management Division, an affiliate of Stephens Group Inc. and Dreyfus Investment Advisors, Inc., manage our fixed maturity investment portfolio in accordance with investment guidelines approved by our Board of Directors.

Completed Proprietary CDOs

The following table provides certain information on the seven CDOs we have originated to date:

Originated Proprietary CDOs
($ in millions)
Name	Type	Closed	Notional Portfolio Size	First Loss or Equity Size
ACA CDS 2001-1	CDS	01/25/02	$1,000	$22.5
ACA CDS 2002-1	CDS	06/26/02	1,000	22.0
ACA ABS 2002-1	ABS	07/29/02	400	18.0
ACA CDS 2002-2	CDS	04/09/03	1,000	25.0
ACA ABS 2003-1	ABS	05/20/03	400	18.0
Grenadier Funding Ltd	ABS	07/21/03	1,500	22.5
ACA ABS 2003-2	ABS	11/06/03	725	33.5

New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variables Interest Entities". FIN 46 relates to the consolidation of variable interest entities in which the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack essential characteristics of a controlling financial interest. We adopted the provisions of FIN 46 in the year ended December 31, 2003. As a result of the adoption of FIN 46 and previous accounting pronouncements, we have consolidated five of our seven currently outstanding CDOs which has resulted in an increase in both our assets and our liabilities. There was no material impact on our financial statements as a result of this implementation.

In April 2003, FASB issued FAS No. 149, "Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions of this Statement that relate to FAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively, except for the provisions of this Statement that relate to FAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. We do not foresee that the implementation of this statement will have a material impact on our financial statements.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement requires the issuer of such financial instruments to classify these items as liabilities on its balance sheets. We do not foresee the implementation of this statement having a material impact on our financial statements since the only financial instruments that we own with such balance sheet qualities is our trust preferred debt, which is currently classified as a liability on our balance sheet.

On December 23, 2003 the FASB released revised FASB Statement No. 132 (FAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard provides required disclosures for pensions and other postretirement benefit plans. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003 and for quarters beginning after December 15, 2003, unless otherwise stated in the standard. We do not anticipate that the implementation of this statement will have a material impact on its financial statements.

INDUSTRY OVERVIEW

The Municipal Finance Market

Financial guaranty insurance is a form of credit enhancement that unconditionally and irrevocably guarantees payment, when due, of the principal of and interest on third party payment obligations. Financial guaranty insurance is principally offered as a credit enhancement to municipal bonds, to corporate credits and to asset-backed securities. Insurance can be provided on all or a portion of an issue of securities at the time of original issuance or to holders of all or a portion of an issue of uninsured obligations at any time following issuance. Financial guaranty insurers seek to minimize the risk inherent in the liabilities they guarantee by maintaining diverse portfolios, thereby spreading risk with respect to a number of criteria, including issue size, type of bond, type of collateral and geographic area. Financial guaranty insurers employ various techniques such as reinsurance and single risk limits to maintain the diversity of their insured portfolios.

Financial guaranty insurance benefits both the underlying issuer and the investor. The issuer benefits because its securities are generally sold with a higher credit rating than securities of the same issuer sold without financial guaranty insurance. With respect to the insurance of municipal bonds, this can result in significant interest cost savings to issuers, and therefore to taxpayers as well. The Association of Financial Guaranty Insurors estimates that in 2002, the most recent year for which data is available, U.S. municipal issuers saved approximately $2.8 billion in borrowing costs because of lower interest rates resulting from the use of bond insurance. In addition to reducing borrowing costs, financial guaranty insurance also generally results in superior marketability of insured securities both at issuance and in the secondary market. Furthermore, for complex financings and obligations of issuers that are not well known by investors, insured obligations can receive greater market acceptance than obligations without insurance, and may help a lesser known issuer execute a financing it otherwise might have been unable to complete.

One of the most important benefits to investors in insured financial obligations is that the risk of loss associated with an issuer's default is significantly mitigated. An additional benefit is the price stability that the guaranty or insurance creates in volatile or distressed situations. When comparing insured bonds to uninsured bonds issued by the same obligor, insured bonds have fared significantly better in terms of price stability through times of stress (e.g., recession when credit spreads widen). This is a significant consideration for investors, especially for those who mark their investments to market.

One important measure investors, clients and others look to in evaluating a financial guarantor is its claims-paying ability or insurer financial strength rating assigned by one or more of the major rating agencies. The major rating agencies evaluate bond insurers to determine whether the insurer's capital is adequate to satisfy its obligations during potential stress scenarios and to confirm that the insurer is maintaining appropriate financial flexibility. For more information on the meaning of the ratings assigned by S&P and Fitch see Appendix A.

The municipal finance market in the United States includes debt issued by states, political subdivisions (e.g., cities, counties and towns), utility districts, airports, higher educational institutions, hospitals, transportation and housing authorities and other similar authorities and agencies. These obligations are generally supported by either the taxing authority of the issuer or the issuer's or underlying obligor's ability to collect fees or assessments for certain projects or public services.

The following table sets forth certain information regarding long-term U.S. municipal new issues sold during the periods indicated:

Insured Obligations(1)

Year	New Total Volume	New Insured Volume	New Insured Volume as Percent of New Total Volume
	(dollars in billions)
1995	$160.4	$68.6	42.8%
1996	185.2	85.7	46.3
1997	220.7	107.5	48.7
1998	286.7	145.6	50.8
1999	227.6	105.6	46.4
2000	200.7	79.3	39.5
2001	288.3	134.2	46.5
2002	358.8	178.9	49.9
2003	384.2	190.1	49.5

(1)	Information is based on data provided in The Bond Buyer, February 6, 2004. Volume is expressed in terms of par insured.

Insurance of municipal obligations historically has been the largest portion of the financial guaranty insurance industry. The issuance of municipal obligations is predominantly driven by the prevailing interest rate environment, but is also subject to the timing of the financing needs of certain municipal issuers. Both total new issuance of municipal obligations and refundings of previously issued municipal obligations increased in 1996, 1997 and 1998, primarily due to lower interest rates. In 1999, rising interest rates caused a decrease in refundings, which was responsible for much of the decline in total issuance that year. The year 2000 saw a further decline in both total municipal issuance and the percentage of municipal par insurance. This was attributable in part to the effect of budget surpluses reducing municipal borrowing needs, as well as the strengthened credit ratings of municipal issuers. In 2001, new issue volume grew due, in part, to a declining interest rate environment, and insurance penetration returned to approximately the same level as in 1999. Volume increased in 2002 as low interest rates, diminished tax revenues and continuing needs for infrastructure investment drove municipalities to borrow at unprecedented levels. Between 1995 and 2002 approximately 47% of new municipal issues utilized bond insurance, and in 2003 approximately 50% of new municipal issues utilized bond insurance.

The market for "A" rated insurance of new issues of municipal obligations is a subset of the municipal finance market and consists of lower investment grade and below investment grade or unrated issues not historically served by the "AAA" financial guaranty insurance industry. It is a market that is relatively less driven by the prevailing interest rate environment and more driven by the timing of the financing needs of certain municipal issuers that are infrequent participants in the municipal finance market. Further, refundings have not to date comprised a significant portion of this market. The following table sets forth certain information regarding long-term U.S. municipal new issues sold by low or non-rated issuers during the periods indicated:

Municipal New Issues—Low Investment Grade(1) and
Non-Investment Grade/Non Rated(2)

Year	Par Amount	Number Of Issues
	(dollars in billions)
1995	$26.4	4,221
1996	23.6	4,459
1997	23.4	4,342
1998	30.0	4,780
1999	30.8	4,679
2000	23.3	3,643
2001	24.5	3,772
2002	22.8	3,756
2003	36.2	4,309

(1) Low investment grade includes any issue rated in the "BBB" category by a nationally recognized statistical rating organization.

(2) Source: Securities Data Corp. as of February 6, 2004.

The Collateralized Debt Obligations (CDO) Market

The CDO market is a subset of the asset-backed securities, or structured finance, market. The asset-backed securities market consists of transactions in which a stream of payments derived from specified assets is packaged as a security and sold in the capital markets in a process called "securitization." A CDO is a securitization of financial instruments. For example, an ABS CDO is a repackaging of asset-backed securities and a CDS CDO is a repackaging of credit default swaps combined with income bearing securities. A credit default swap is a contract that involves the transfer of credit risk without the transfer of the associated assets. A typical credit default swap provides for reimbursement to the risk-transferor for any loss of par of the associated asset in the event of a default or upon the occurrence of another specified credit event.

Although the first CDOs were issued in the late 1980s, annual aggregate issuance remained below $1.5 billion until 1996, when issuance volume increased to approximately $15 billion. By 2003, CDO issuance volume in the U.S. had grown to approximately $150 billion. The following table depicts CDO issuance in the United States from 1997 through 2003:

U.S. CDO Issuance 1997-2003

Year	CDO Issuance
(dollars in billions)
1997	$36.2
1998	74.9
1999	86.7
2000	113.7
2001	139.6
2002	123.0
2003	150.4

Source: Bear, Stearns & Co. Inc., "CDO Perspectives: January 2004."

Global issuance of CDOs totaled approximately $227 billion in 2002 and approximately $343 billion in 2003. Investment grade CDOs have contributed significantly to CDO new issuance since 2000, when they represented only 3% of the global market. In 2003, the investment grade CDO share of the U.S. market grew to 44% and to 73% in the European market.

CDOs enable financial institutions to manage their risk profiles, optimize capital utilization, manage market price volatility and improve returns on equity by transferring risks from their balance sheets, either through the sale of assets to CDO vehicles or by entering into credit default swaps with CDO vehicles. A credit default swap has the further benefit of allowing a financial institution to transfer risk without the legal or economic transfer of assets. CDOs are also used by dealers and portfolio managers to provide leveraged investments in diversified asset portfolios. The investor base for both ABS CDOs and CDS CDOs presently is comprised largely of banks, money managers and insurance companies. Managed tranches of the CDO are structured to appeal to different investor groups with varying appetites for risk. The managed aspect of CDOs allows new classes of investors to participate in asset classes they would not otherwise invest in due to the costs of information gathering. As a result, CDOs deepen and broaden the market for the underlying assets.

CDO Structures

The basic CDO is generally structured with a bankruptcy remote special purpose entity, commonly referred to as an SPE. In an ABS CDO, the SPE purchases an underlying portfolio of previously issued ABSs. An ABS CDO applies the income it receives from the portfolio of ABSs it has purchased to pay interest and principal on the securities it has issued. The purchase price for the portfolio is funded by the SPE through the issuance of its own securities. For CDS CDOs, the SPE assumes credit risk not by directly holding collateral but by entering into one or more credit default swaps that reference such obligations. The CDS CDO funds the collateral for its obligations under these credit default swaps by issuing its own securities either in funded form or in synthetic or credit derivative form. A CDS CDO applies the income it receives from the credit default swap to pay interest and principal on the securities it has issued.

The securities issued by the SPE in a CDO represent undivided interests in the assets of the SPE, and are divided into layers, also known as tranches or classes, with decreasing priority of claims on the cash flows from the collateral (e.g., Class AA, Class B, Class C, Class D, etc). Each tranche of securities is subordinated to the tranche or tranches above it in the right to receive principal and interest. The last tranche to be paid is also the first tranche to suffer a loss and is often referred to as the first loss tranche or the equity tranche. Each of the tranches is assigned a credit rating, except for the equity tranche which is unrated. The difference between the annual cash flow to the CDO and the annual interest payments to the rated securities is called the excess spread. The excess spread is paid to the equity tranche and can be reduced by payment defaults in the underlying portfolio. The credit protection for the rated tranches comes from the overcollateralization provided by the equity and junior tranches and from the excess spread.

If a CDO is actively managed, the portfolio manager will direct the selection and acquisition of the assets and will monitor the credit performance of the CDO assets for compliance with the CDO's requirements for diversification and asset quality, replacing poor performing underlying assets when necessary. Many CDOs have revolving periods where distributions from the underlying assets are re-invested in additional assets.

The following chart illustrates the typical structure of an ABS CDO:

CDS CDOs

A CDS CDO generates income (and takes on risk) when it enters into credit default swaps. The CDO vehicle, which is the special purpose entity into which the underlying securitized assets of a CDO are placed, is paid a swap premium for each credit default swap on which it sells protection. When a credit event with respect to a credit default swap occurs during the term of the CDS CDO, the CDO vehicle (as the party who has taken on credit risk) must compensate the counter-party to the credit default swap. This is accomplished in one of two ways. The CDO vehicle either delivers in cash the notional amount, which is the payment obligation on the credit default swap, and accepts, in return, a security issued by the entity referenced in the credit default swap (physical settlement) or makes a cash payment to the counter-party that amounts to the difference between the notional value of the credit default swap less the market price of the defaulted asset (cash settlement). In order to satisfy the credit requirements of the credit protection buyer (the CDO vehicle's counterparty), the CDO vehicle sets up a credit-protection account with the proceeds from the sale of the CDO's securities or with insurance policies or credit derivatives sold by counterparties willing to offer credit protection to the CDO vehicle. If the CDO vehicle issues securities, it invests the proceeds in highly-rated securities. Otherwise, if securities were not issued, the CDO vehicle instead pledges insurance contracts or credit derivatives against its obligations. The principal in this account or the credit derivatives or insurance policies are used as collateral for potential payments the CDO vehicle would make upon the occurrence of a credit event. Any income from this account, like the premium amounts received on the credit default swaps, are paid to the holders of the CDO's securities.

An important structural feature of the CDS CDO is the most senior liability in the structure, which is commonly referred to as the super-senior tranche. The CDO vehicle and the super-senior investor enter into a credit default swap whereby the CDO vehicle agrees to pay an ongoing premium to the super-senior investor in return for a commitment by the super-senior buyer to compensate the CDO vehicle for defaults in the reference portfolio after the credit protection account is depleted. Since the credit quality of the reference pool is investment grade and the credit-protection account provides the first loss protection, the risk taken on by the super-senior investor is remote. Because of this remoteness and the fact that the super-senior buyer is often a triple-A rated entity, the CDO vehicle enters into the super-senior swap on an unfunded basis. This means that the super-senior investor is not required to make any initial commitment of capital. In return for accepting the risk of the super-senior swap, the investor is paid a risk premium. The unfunded nature of the super-senior tranche allows a CDS CDO to have a large notional amount of reference credits while requiring its investors to fund a much smaller amount.

The following chart illustrates the typical structure of a CDS CDO:

BUSINESS

Overview

ACA Holdings conducts business through its subsidiaries in the following areas:

•	Municipal Bond Insurance: We provide financial guaranty insurance primarily in connection with our credit enhancement of underserved segments of the municipal finance market.

•	Financial Services: We participate in the market for CDOs. We originate and structure CDOs as well as manage the financial assets that comprise the CDOs. Originating and structuring CDOs generally involves the acquisition of corporate obligations or asset-backed securities and the packaging of these obligations and securities within an investment entity. The investment entity issues debt obligations to institutional investors, and these obligations are repaid with the cash flows from the underlying obligations and securities.

•	Customized Solutions: In addition to our financial guaranty insurance, we also provide other types of specialized insurance products for the financial and insurance markets.

Our personnel have expertise in analyzing credit, assessing risk in financial instruments and structuring transactions to suit the specific needs of our clients. We use this expertise in all of our business lines.

Our financial guaranty insurance business has an "A" financial strength rating from S&P and Fitch. We use our financial guaranty insurance to enhance the credit rating of lower-rated and non-rated municipal bonds to an effective "A" rating. This allows municipal bond issuers to borrow at a lower cost and increases the marketability of their bonds.

We receive premiums from municipal bond issuers in exchange for providing insurance against payment defaults. Nearly half of all municipal bonds outstanding carry some form of financial guaranty insurance, and the vast majority of insured municipal bonds are insured by financial guarantors whose credit ratings are "AAA". Due to both rating agency and internally imposed constraints, these "AAA" financial guarantors generally do not insure non-investment grade or non-rated municipal bonds. By contrast, our "A" financial strength rating combined with our expertise in credit analysis allows us to guarantee the bonds of issuers in this underserved segment of the market. As of December 31, 2003, we had insured obligations consisting of $8.6 billion net par outstanding, $5.6 billion of which represents our insured municipal bond portfolio. From our inception in 1997 through December 31, 2003, our paid losses and expenses relating to the settlement of losses, net of recoveries, have been less than 1% of the total net insurance premiums we received during this period.

Within our financial services business, we receive fees for originating, structuring and managing the financial assets that comprise CDOs:

•	We originate CDOs by collaborating with financial institutions, such as investment banks, to create new CDOs and assist in the selection and acquisition of the financial assets that will comprise the CDO.

•	We structure CDOs by seeking to ensure that the cash flows from the underlying financial assets of the CDO meet the debt obligations of the CDO. These debt obligations are divided into layers, or tranches, with different priorities of claims on the cash flows from the underlying financial assets of the CDO. These priorities reflect a tranche's exposure to risk from potential losses on the underlying financial assets of the CDO.

•	We manage CDOs by actively monitoring the credit worthiness of the issuers of the underlying financial assets and trading the underlying financial assets of the CDO. We believe that our ability to manage these underlying financial assets of the CDO allows us to mitigate losses as they develop, and to lower the risk of defaults by selling the financial assets of the CDO that develop an increased risk of default.

In addition to these fee-based services, we assume the risk up to the principal amount of the most junior, or equity, tranche of the CDO. This equity tranche, which generally represents a small portion of the total assets of the CDO, is also known as the "first-loss" layer because it absorbs any initial losses on the financial assets of the CDO. By assuming the risk associated with the equity layer, we become entitled to the difference, often referred to as excess spread, between the payments the CDO receives from the underlying financial assets of the CDO and the payments that the CDO makes to holders of its debt obligations. We believe that this approach increases and diversifies our economic return by complementing our fee-based revenue with risk-based revenue. We completed our first CDO in January 2002 and have completed a total of seven transactions to date with $6.0 billion of CDO assets under management.

Through our customized solutions business, we use our expertise in credit analysis and quantitative risk assessment to offer insurance and structured finance products to our clients. Our customized insurance products assist financial institutions in meeting their regulatory, accounting or capital requirements. Products that we currently provide include:

•	Financial guaranty insurance of the most senior liability, commonly referred to as the "super-senior" tranche, of CDOs structured by third parties.

•	Reinsurance of discrete amounts that allows us to selectively participate in the property catastrophe insurance market.

We expect that the types of customized solutions we offer will vary as market opportunities arise. As of December 31, 2003, we had $2.8 billion of total insured exposure related to our customized solutions business.

For the year ended December 31, 2003, we had total revenues of $108.0 million and net income of $17.2 million. Our shareholders' equity was $194.3 million at December 31, 2003.

Competitive Strengths

We believe we possess the following competitive strengths:

•	Focus on credit analysis and risk management.

•	Use of "A" financial strength rating to provide financial guaranty insurance to underserved segments of the municipal finance market.

•	Unique approach to structured finance.

•	Management team with significant industry and operating experience.

Focus on credit analysis and risk management.    We emphasize the importance of rigorous credit analysis throughout our insurance and financial services businesses. In our insurance operations we have developed an expertise in analyzing non-traditional lower investment grade, non-investment grade and unrated municipal credits. In our financial services operations, our CDO asset selection and asset management strategies are based on extensive review and monitoring of credits on an individual and portfolio basis. We support our credit decisions across both of these businesses with extensive quantitative analysis, risk assessment and management and portfolio surveillance using proprietary software systems. Our focus on credit analysis is evidenced by the fact that since inception our paid losses and expenses relating to the settlement of losses, net of reinsurance recoverables and salvage from obligors, have been less than 1% of the total insurance premiums we received during this period.

Use of "A" financial strength rating to provide financial guaranty insurance to underserved segments of the municipal finance market.    We are currently the only financial guarantor that has an "A" financial strength rating. All other financial guarantors that serve the municipal finance market are rated "AAA" or "AA." Insurers with "AAA" or "AA" ratings generally are not able or choose not to guarantee the bonds of non-investment grade and non-rated issuers due to both rating agency and internally imposed constraints. By contrast, our "A" financial strength rating combined with our expertise in credit analysis allows us to provide financial guaranty insurance to these underserved issuers. We carefully analyze each issuer we insure to mitigate the increased risk associated with the low or non-existent underlying rating of their bonds.

Unique approach to structured finance.    Through our participation in the CDO market, we receive both fee-based and risk-based revenues while limiting our risk of economic loss to the first loss layer of a CDO. This provides us with higher returns than would be available if we acted solely as a traditional financial guarantor by insuring debt obligations of the CDO, while also limiting our risk. This approach emphasizes capturing diverse revenue streams. We are paid structuring fees for originating CDOs, asset management fees for actively managing the underlying credits, and additional income related to our participation in the equity of the CDO. We are able to efficiently leverage our capital by using our financial guaranty insurance to facilitate our participation in the first loss layer of the CDOs. By receiving multiple revenue sources, we can create a more conservative CDO portfolio than is typical and still attain our return hurdles objectives. In addition, we believe that our ability to manage the underlying financial assets of the CDO allows us to mitigate losses as they develop, and to lower the risk of defaults by trading out of financial assets of the CDO that develop credit issues.

Management team with significant industry and operating experience.    Our management team is led by our Chief Executive Officer, Michael Satz. Mr. Satz has worked in the financial guaranty insurance and structured finance markets for 22 years, having served previously as Chief Executive Officer and Chairman of Capital Re Corporation and before that, as Chief Operating Officer and General Counsel of the predecessor company to Ambac Financial Group. In addition, our senior management team collectively averages over 17 years in the financial services industry.

Business Strategy

Our goal is to generate recurring revenues that will provide returns on our capital, adjusted for risk, that are superior to those of our competitors by adhering to the following strategies:

•	Capitalize on the flexibility of our "A" financial strength rating.

•	Pursue growth opportunities in underpenetrated segments of the municipal finance market.

•	Continue the origination of our CDOs.

•	Seek diversified revenues from multiple sources.

•	Offer new insurance products and services to our clients and expand geographically.

Capitalize on the flexibility of our "A" financial strength rating. Our "A" financial strength rating from both S&P and Fitch affords us the flexibility to participate in our chosen markets. In the municipal finance market, our "A" financial strength rating allows us to provide financial guaranty insurance to issuers that are historically underserved by "AAA" rated financial guarantors. Because of the number of active market participants, premium levels for "AAA" or "AA" financial guaranty insurance are quite competitive. By contrast, we can charge premiums that reflect the greater risk we assume. We intend to continue to capitalize on the advantages that we believe our "A" financial strength rating affords us.

Pursue growth opportunities in underpenetrated segments of the municipal finance market.     From the early 1980s to the mid-1990s, the growth of the "AAA" financial guaranty industry accelerated as insurance was increasingly used to facilitate the distribution of municipal bonds. The volume of insured bonds increased and a discrete market for "AAA" insured bonds was established. We target the lower- or non-rated segment of the municipal finance market, which we believe has strong growth potential. We believe that our segment of the municipal finance market will similarly evolve from the current low level of insured penetration, which we estimate to be less than 4% in 2002. As issuers in this segment seek financial guaranty insurance, we believe our established reputation as a long-time provider to this market segment will give us an advantage over other potential competitors.

Continue the origination of our CDOs.    We intend to continue to originate, structure and manage the assets of new CDOs. We believe that we can build on our track record of managing CDOs, which should enhance market reception to our new CDOs with new asset classes.

Seek diversified revenues from multiple sources.    We intend to maintain the diversity of our revenues, including fees, premiums and investment income. In addition, we will continue to generate revenues from multiple sources, including municipal finance, structured finance and other insurance products. We believe the municipal credit default risk assumed in our municipal finance business, the credit default risk assumed in our financial services business, and the risks assumed in our customized solutions business are generally uncorrelated. We intend to continue to generate diverse revenue streams from both risk assumption (insurance premium and CDO equity tranche returns) and financial services (asset management and CDO structuring fees). We believe that this approach will limit our exposure to negative cycles in one or more of these markets.

Offer new insurance products and services to our clients.    We intend to use our expertise in credit analysis and quantitative risk management to create and offer new products for the insurance and structured finance markets.

History

We began operations in September 1997 as an "A" rated financial guarantor. Late in 2000, in response to ratings pressure and deteriorating capital position, our board of directors hired new senior management and undertook a process to raise additional capital and to revise and expand our business model. Under the direction of the new management team, the focus of the municipal finance business was redirected from volume and revenue targets to transactional profitability. In addition, in our financial services business, we discontinued the insurance of most third-party transactions and instead began originating our CDOs. We redomesticated our holding company to Bermuda in 2002.

We carry out our U.S. insurance operations through ACA Financial Guaranty and our non-U.S. insurance operations through ACA Bermuda and ACA Solutions. We carry out our financial services operations through our non-insurance subsidiaries, which include a registered broker-dealer and an asset management company registered under the Investment Advisers Act of 1940.

Our principal executive office is located at 44 Church Street, Hamilton HM 12, Bermuda and our telephone number is (441) 295-3688. We maintain a website at www.aca.com on which we will post all reports we file with the Securities and Exchange Commission, or the SEC, under Section 13(a) of the Securities Exchange Act of 1934, or the Exchange Act, after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our code of conduct and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

Insurance Operations

We offer financial guaranty insurance that (i) provides protection against payment defaults in the municipal bond market and customized risk protection in the insurance market and (ii) supports our involvement in the structured finance market by facilitating our ability to borrow funds to purchase the equity tranche of our CDOs issued by special purpose entities or to insure the first loss layer of our synthetic CDS CDOs. We provide financial guaranty insurance primarily to underserved segments of the municipal finance market. We offer customized insurance products that assist financial institutions in meeting their regulatory, accounting or capital requirements. Our products may take the form of direct insurance or structured credit derivatives backed by our financial guaranty insurance.

The table below depicts our net par exposure at the end of the last three years:

Total Net Par Exposure

	As of December 31,
	2003	2002	2001
	($ in millions)
Municipal	$5,604	$4,693	$4,062
Non-Municipal	2,959	1,685	1,501
Total	$8,563	$6,378	$5,563

The following table is a breakdown of net premiums written by ACA Financial Guaranty during the last three fiscal years by type of transaction. For a more detailed discussion of the results of our insurance operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Insurance Operations Net Premiums Written

	Years ended December 31,
	2003	2002	2001
	($ in millions)
Municipal	$46.1	$38.1	$(0.4)
Non-municipal
Customized solutions	14.3	7.4	5.9
Structured finance	2.1	1.9	—
Total	$62.5	$47.4	$5.5

Our financial guaranty insurance policies unconditionally and irrevocably guarantee to the holder of the underlying obligation the payment of the principal and interest on the insured obligation in accordance with the original payment schedule, with no provision for mandatory acceleration of our liabilities by the holders without our consent, regardless of the terms of the insured obligations. In the event we are required to make payments under our financial guaranty, we become subrogated to the right to payment that the holder has against the issuer, meaning that we have recourse against the issuer and any related collateral for amounts paid under the policy.

The premiums for our financial guaranty insurance are non-refundable and are payable by the issuer of the debt obligation either in full at the policy's inception, as is generally the case with municipal bonds, or in periodic installments, as is generally the case with structured finance obligations. For financial reporting and statutory accounting purposes, we recognize periodic installment premiums when received and recognize premiums that are paid in advance over the term of the related risk. We determine premium rates based on the type of transaction and our assessment of the risk we are assuming. Factors we consider in setting premium rates include:

•	the credit strength of the obligor;

•	the obligor's sources of income and available liquidity;

•	any collateral pledged to secure the insured obligation;

•	restrictive covenants in the instruments under which the debt obligations are issued;

•	size, type and maturity of the issue;

•	prevailing market spreads between the insured obligation and uninsured obligations with similar characteristics, as a market indicator of relative credit quality;

•	our cost of the capital used to support the risks, including rating agency capital charges, and our projected return;

•	the interest rate spread between the insured obligation and uninsured obligations with similar characteristics, to define the potential value of the financial guaranty;

•	competition from other providers of credit enhancement; and

•	alternatives to financial guaranty insurance.

Premium rates are typically calculated as a percentage of the principal and interest scheduled to come due during the stated term of the insured obligation. In most instances, we have been able to price our financial guaranty business to capture the majority of the difference in borrowing cost, or spread, between our insured bonds and the same bonds if uninsured. In 2003, this resulted in an average price of 2.22% of insured principal and interest in our municipal bond insurance business. This compares to an average price of 0.5%, for the "AAA" rated financial guaranty insurers in 2002, the most recent year for which data is available.

Municipal Insurance Operations

We target segments of the municipal finance market that are historically underserved by "AAA" rated financial guarantors. Insurers with "AAA" or "AA" ratings generally do not insure lower investment grade, non-investment grade and non-rated issuers primarily due to rating agency requirements and internal constraints. As of December 31, 2003, approximately 57% of our portfolio was investment grade with approximately 54% of the portfolio rated "BBB." We also provide financial guaranty insurance on financial obligations that are unrated or are non-investment grade but that in our opinion either have inherent credit characteristics or have been sufficiently enhanced by additional security to support our strong expectation of timely payment.

The table below shows the diversification of our insured municipal portfolio by underlying credit quality as of December 31, 2003:

Insured Municipal Portfolio Credit Quality

Credit Quality	Percentage of Portfolio
AAA	0.0%
AA	0.0
A	2.3
BBB	54.4
Non-investment grade	37.0
Non-rated	6.3
Total	100.0%

We also actively participate in the secondary market for municipal bonds. During 2003, approximately 92.5% of our municipal written premiums were derived from new issues and 7.5% from secondary market transactions. Typically, a holder of outstanding bonds in the secondary market will purchase financial guaranty insurance to facilitate the future sale of the bonds. Clients include institutional investors, bond traders, portfolio managers and underwriters. A financial guaranty insurance policy affords access to a broader secondary market in insured bonds and therefore greater marketability. A financial guaranty insurance policy will also support the market value of the insured bond if the underlying credit is distressed. As is the case with new issues, the premium is generally payable in full at the time of policy issuance. We employ the same underwriting standards for secondary market issues that we do for new issues. The secondary market also provides us with the opportunity to diversify our insured portfolio.

We originate our municipal bond insurance business both through referrals and our internal sales force. A substantial portion of ACA Financial Guaranty's net par written in 2003 was the result of referrals from investment banks, financial advisors and previously insured issuers or obligors. In addition, as of December 31, 2003, ACA Financial Guaranty had a team of four experienced sales personnel responsible for identifying potential municipal bond insurance transactions and educating participants in the municipal bond market about the value of our "A" rated insurance. We generate interest in our secondary market capability by pre-approving municipal bonds for our insurance. We then communicate the availability of our insurance capacity to the market through on-line systems such as Bloomberg, direct e-mail and our website. In addition, we review our current clients' portfolios for insurance opportunities.

Description of Our Insured Municipal Portfolio

We seek to maintain an insured portfolio designed to manage risk by means of diversification based on a variety of criteria including revenue source, issue size, type of asset, industry concentrations, type of bond and geographic area. As of December 31, 2003, we had 739 municipal policies outstanding. These policies are diversified among 352 "credits," which we define as any group of bond issues supported by the same revenue source.

Our insured portfolio of municipal bonds is divided into the following major types:

General Obligation Bonds.    General obligation or full faith and credit bonds are issued by states, their political subdivisions and other municipal issuers and are supported by the general obligation of the issuer to pay the bonds from available funds and by a pledge of the issuer to levy sufficient taxes to provide for the full payment of the bonds.

Tax-Supported (Non-General Obligation) Bonds.    Tax-supported bonds include a variety of bonds that are supported, not by a general obligation, but instead by a specific tax source, and include tax-backed revenue bonds and general fund obligations of the issuer, such as lease revenue bonds. Tax-backed revenue bonds may be secured by a lien on pledged tax revenues, such as revenues from special taxes, including retail sales and gasoline taxes, or from tax increments (or tax allocations) generated by growth in property values within a district.

Higher Education Bonds.    Higher education bonds that we insure consist primarily of bonds issued to finance the construction of educational facilities. As an example, we insure student housing projects that have strong demand characteristics, involvement by established universities, including participation in the marketing and referral to the facility, and experienced management. In addition, for new construction projects, we require that other insurance and debt service guaranties, or capital, cover completion and certain stabilization risks.

Health Care Revenue Bonds.     Health care revenue bonds include long-term financings for capital construction or improvements of health care facilities typically secured by a general reserve pledge and an underlying mortgage note of the not-for-profit corporation owning and operating the individual hospital or health care system. To date, our focus has been on insuring the debt of acute care hospitals that are sole community providers in rural areas or specialty providers of essential services.

Long-Term Care Bonds.    Long-term care bonds that we insure consist primarily of long-term financings for capital construction or improvements of continuing care retirement communities, or CCRCs. CCRCs are organizations that offer a full range of housing, residential supportive services and healthcare to residents of retirement age. We insure the debt of CCRCs that have been operating with strong demand and stabilized occupancy or are being built to augment established operations.

Transportation Revenue Bonds.     Transportation revenue bonds include a wide variety of revenue-supported bonds, such as bonds for airports, ports, tunnels, municipal parking facilities, toll roads and toll bridges.

Municipal Utility Revenue Bonds.     Municipal utility revenue bonds include obligations of all forms of municipal utilities, including electric, water and sewer utilities. Insurable utilities may be organized as municipal enterprise systems, authorities or joint-action agencies.

Housing Revenue Bonds.     Housing revenue bonds include affordable multifamily housing bonds, with varying security structures based on the presence of underlying mortgages, reserve funds, and various other features.

Investor-Owned Utilities Bonds.    Pollution control bonds or industrial development bonds are issued to finance projects of investor-owned utilities. The bonds are secured by the senior credit or first mortgage obligation of an investor-owned utility, typically an electric distribution utility.

Other Municipal Bonds.     Other types of domestic municipal bonds insured by ACA Financial Guaranty include private college and university revenue bonds, and financings for stadiums, government office buildings, recreation facilities, resource recovery facilities, prison facilities and cultural institutions. These bond types are typically secured by a combination of project-related fee revenue, lease payments and/or other support of a state or local governmental entities.

The tables below show the diversification of our municipal finance insured portfolio, which represents 65.4% of our total insured portfolio, by bond type as of December 31, 2003:

Municipal Insured Portfolio by Bond Type
($ in millions)

Bond Type	Net Par Exposure	Percent of Municipal Portfolio
General obligations and tax-supported	$1,426	25.5%
Higher education	1,163	20.7
Acute health care revenue	927	16.5
Long-term care	495	8.8
Transportation revenue	410	7.3
Municipal utility revenue	289	5.2
Housing revenue	233	4.2
Investor-owned utilities	131	2.3
Other	530	9.5
Total municipal	$5,604	100.0%

ACA Financial Guaranty is licensed to write business in all 50 states, the District of Columbia, Guam, the U.S. Virgin Islands and Puerto Rico. The table below sets forth the geographic distribution, by location of the insured entity, of ACA Financial Guaranty's net par exposure by the ten largest jurisdictions as of December 31, 2003. Our geographic exposure to California is in line with California municipal bond issuance as a percentage of total U.S. municipal bond issuance.

Municipal Insured Portfolio by State or Territory
($ in millions)

Location	Net Par Exposure	Percent of Municipal Portfolio
California	$1,102	19.7%
New York	339	6.1
Texas	283	5.0
Pennsylvania	274	4.9
Florida	229	4.1
Washington	213	3.8
U.S. Virgin Islands	209	3.7
Louisiana	192	3.4
Colorado	178	3.2
Arizona	176	3.1
All Other	2,410	43.0
Total municipal	$5,604	100.0%

We underwrite financial guaranty insurance on the assumption that the insurance will remain in force until maturity of the insured obligations. We estimate that the average life of our insurance policies in force at December 31, 2003 was 13.9 years. The average life was determined by applying a weighted-average calculation, using the remaining years to maturity of each insured obligation and weighting them on the basis of the remaining debt service insured. No assumptions were made for any future refundings of insured bond issues. Average annual debt service on the portfolio at December 31, 2003 was approximately $263 million.

Estimated Terms to Maturity of Municipal Net Exposure
(Par and Interest) of Insured Obligations (1)
($ in millions)

Estimated Term to Maturity	December 31, 2003
0-5 years	$2,259
6-10 years	2,272
11-15 years	2,002
16-20 years	1,703
Over 20 years	2,300

(1)	Depicts amortization of existing guaranteed portfolio, assuming no advance refundings, as of December 31, 2003. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay guaranteed obligations.

We have adopted underwriting and exposure management policies designed to limit our net exposure in force for any one credit risk. As of December 31, 2003, the municipal net par amount outstanding for our 20 largest credits, totaling $1.3 billion, was 22.9% of our total municipal net par amount outstanding, with no one credit representing more than 1.5% of our total net par amount outstanding. We are also subject to certain regulatory limits and rating agency guidelines on our exposure to a single risk.

Non-Municipal Insurance Operations

    Structured Finance Financial Guaranty

We assume the risk up to the principal amount of the first loss layer of the CDOs that are originated through our financial services subsidiaries. Our financial services subsidiaries either purchase the equity tranche or insure the credit default swaps of each of our CDOs, thus providing first loss protection to investors and potential income to us and enhancing the marketability of our CDOs. While we currently hold 100% of the equity tranches of proprietary CDOs, we may in the future reduce our exposure, but in any event, we intend to retain at least 51% of this amount. We finance our purchase of the equity tranche by borrowing the required amount. We use any cash flows from our participation in the first loss layer and fees from our management of the CDO assets to repay any debt incurred to finance the equity tranche in advance of the scheduled maturity of the CDO. Our borrowing is backed by a financial guaranty from ACA Financial Guaranty. We use a portion of the fees that our financial services subsidiaries earn in originating our CDOs to pay the premiums to ACA Financial Guaranty for issuing its financial guaranty insurance policy.

To date, we have completed seven CDOs with the first loss protection on each CDO ranging between $18.0 million and $33.5 million, with our aggregate economic exposure amounting to $161.5 million. The aggregate outstanding net par amount under policies issued by ACA Financial Guaranty associated with the first loss protection in our proprietary CDO business is approximately $140.1 million as of December 31, 2003. See "—Financial Services."

    Customized Solutions

In our customized solutions business, we develop products for financial institutions, corporations and financial intermediaries in the insurance and structured finance markets. In developing our products, we look for opportunities to apply our expertise in analyzing credit, assessing risk in financial instruments and structuring transactions to suit the specific needs of our clients. Our products may take the form of direct insurance or structured credit derivatives backed by our financial guaranty insurance. The majority of our customized insurance products are structured to limit our maximum policy exposure while addressing the regulatory, accounting or capital requirements of financial institutions. We expect that the types of products we offer will vary as market opportunities arise.

Customized solutions that we currently provide include:

•	credit enhancement of super-senior tranches of CDOs in the structured finance market. We provide credit enhancement of the super-senior tranche by entering into a credit default swap which is backed by an insurance policy issued by ACA Financial Guaranty. We receive payments under the credit default swap, which are then used to pay premiums to ACA Financial Guaranty for the financial guaranty insurance policy that backs the credit default swap. We make payments under our swap obligations only after all other subordinate tranches of the structure have been exhausted. The credit enhancement of a super-senior tranche generally attaches at a point that would represent losses at least 50% higher than that of a "AAA" credit, and therefore we believe that the credit risk is substantially lower than that of a "AAA" credit. As of December 31, 2003, we had approximately $1.6 billion of net par exposure relating to sixteen super-senior CDO transactions.

•	selective participation in the property catastrophe insurance market. We view this as a discrete opportunity that has arisen in the market because of favorable risk/return dynamics and limited reinsurance capacity. We are able to quantify our maximum probable loss and limit our risk by creating a portfolio of uncorrelated risks. Our participation under catastrophic loss reinsurance agreements, also referred to as industry loss warranty insurance, or ILW, provide first loss protection with respect to a small amount (typically $5 million to $10 million) of an insurer's catastrophic loss liability. The ILW reinsurance agreements are also narrowly tailored to exclude coverage of certain types of catastrophic risk, such as terrorism. The ILW reinsurance agreements operate on a portfolio basis to reduce our maximum probable loss by the aggregate premiums that are paid. To date, we have participated in four ILW reinsurance agreements through ACA Bermuda with $22.5 million of aggregate exposure to us. ACA Financial Guaranty issues a financial guaranty insurance policy backing ACA Bermuda's obligations under the ILW reinsurance agreements.

Potential customers for our customized solutions include financial institutions, banks, corporations, financial intermediaries and insurance companies. We market our products directly to our potential customers and indirectly through brokers/dealers, insurance brokers and investment banks. We attempt to develop strong relationships with our customers to facilitate recurring business.

    Description of Our Insured Non-Municipal Portfolio

Our non-municipal insured portfolio, which includes our structured finance financial guaranty and customized solutions transactions, is divided into the following major types:

Super-senior.    Super-senior includes transactions under which we assume from a third party a portion of the credit risk above the "AAA" tranche of a CDO by entering into a credit default swap with the third party that is backed by a financial guaranty policy from ACA Financial Guaranty. The primary purpose of the transaction is to allow the institutional investor in the super-senior tranche of the CDO to transfer risk to us and thereby reduce its capital requirements with respect to that risk.

Capital Relief.    Capital relief includes any insured transaction the principal purpose of which is not to transfer credit risk, but to provide regulatory, accounting or balance sheet relief to the beneficiary of our insurance policy.

Structured finance.    Structured finance includes the net par amount under policies issued by us in connection with the first loss protection in our CDOs.

Other.    Other includes our selective participations in the insurance market and certain asset-backed securities that we have insured.

The table below shows the diversification of our non-municipal finance insured portfolio, which represents 34.6% of our total insured portfolio, by risk sector as of December 31, 2003:

Non-Municipal Insured Portfolio by Risk Sector
($ in millions)

Risk Sector	Net Exposure	Percentage of Non-Municipal Portfolio
Super-senior	$1,621	54.8%
Capital relief	833	28.1
Structured finance	150	5.1
Other	355	12.0
Total non-municipal	$2,959	100.0%

Financial Services

We offer financial services through the origination, structuring and management of the assets of our CDOs. We collaborate with financial institutions, such as investment banks, to structure and acquire assets for our CDOs. The investment banks also market the senior and mezzanine securities of our CDOs. We also actively manage the assets of the CDOs. For these services, we receive originating, structuring, placement and asset management fees.

While all of the CDOs we have originated to date consisted solely of investment grade assets at inception, we may expand the type of CDOs we originate in the future to include non-investment grade assets.

We act in several capacities in connection with the origination of our proprietary CDOs, for which we receive compensation. Typically, we receive a fee for our work in structuring the CDOs, a fee related to positive credit spreads earned during the warehousing phase of the CDO origination when collateral is selected, acquired and held pending closing, and fees for providing asset management services during the term of the CDO. In addition, we assume risk for the first loss portion of each of our CDOs, thus providing first loss protection to investors and potential income to us. We provide this first loss protection by either purchasing the equity tranche of our CDO or insuring credit default swaps of the CDO. We finance the purchase of the equity in our CDOs by borrowing the funds and backing our borrowing with a financial guaranty from ACA Financial Guaranty. By investing in only investment grade corporate credits and actively managing our CDOs, we believe we are able to more effectively control our risk, which as an economic matter is limited to the amount of our first loss protection. In addition, our CDOs may have the benefit of various forms of overcollateralization.

We completed our first proprietary CDO in January 2002. To date, we have completed a total of seven CDOs and have $6.0 billion of CDO assets under management. Since February 2001, we have hired 28 professionals with backgrounds in insurance, credit analysis, capital markets and risk assessment and management to support our proprietary CDO business. For a more detailed discussion of the results of our financial services operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table provides certain information on the seven CDOs we have originated to date:

Proprietary CDOs
($ in millions)

Name	Type	Closed	Notional Portfolio Size	First loss or Equity Size
ACA CDS 2001-1	CDS	01/25/02	$1,000	$22.5
ACA CDS 2002-1	CDS	06/26/02	1,000	22.0
ACA ABS 2002-1	ABS	07/29/02	400	18.0
ACA CDS 2002-2	CDS	04/09/03	1,000	25.0
ACA ABS 2003-1	ABS	05/20/03	400	18.0
Grenadier Funding Ltd	ABS	07/21/03	1,500	22.5
ACA ABS 2003-2	ABS	11/06/03	725	33.5

The following is a diagram of our CDO origination and management process. The CDO origination process typically takes six to nine months for ABS CDOs and two to four months for CDS CDOs:

    Structuring of Proprietary CDOs

We begin the CDO origination process by approaching several investment banks to discuss a proposed transaction with us. The role of the investment bank is primarily to assist us in the purchase of the collateral for the CDO prior to funding the CDO, also referred to as the warehousing phase, and to place securities issued by the CDO in the capital markets. Once we have selected an investment bank, we enter into a warehousing agreement with the investment bank.

During the structuring phase of the CDO origination process, our credit analysts identify a suitable group of ABSs or CDSs to collateralize the CDO. We analyze and identify suitable assets for acquisition with the intent to hold the assets to maturity. Our industry-specific research analysts are responsible for the initial selection of CDO assets.

In evaluating an ABS for potential inclusion in an ABS CDO, our analysts first perform an extensive review of the credit and performance of the issuer and/or servicer of the ABS. They then prepare a comprehensive written analysis of each proposed ABS for the CDO that focuses on areas such as the underlying collateral, the structure of the ABS, any legal issues and the relative value of the ABS. The analysis of the collateral in each proposed ABS includes testing the collateral against a series of objective criteria and evaluating historical data on the ABS pool, including prior delinquencies, losses, recoveries and prepayments. The structural review of each ABS includes a review of the first loss/spread account structure of the ABS with respect to liquidity and credit, the effect of triggers on cash flows and the flow of payment of interest and principal to the different tranches of the CDO, or the payment waterfall. When deemed necessary, our internal legal staff performs an analysis of key legal and regulatory aspects of the ABS, including the bankruptcy remote status of the ABS issuer entity, the transfer of assets to the ABS issuer, the risk of consolidation of the ABS issuer with the seller or originator, the rights of and conditions for the replacement of the servicers, the termination events, remedies, and voting rights of the constituent parties, and tax issues.

The evaluation of the referenced credits underlying the credit default swaps for our CDS CDOs begins with a macro analysis by our analysts of a target industry in a process similar to what we use in evaluating industries for our ABS CDOs. In their quantitative analysis, our analysts look at each credit's liquidity, profitability, leverage and cash flow. They will often hold discussions directly with management of the corporate credit and with rating agencies. They review rating agency issuer reports, sell-side analysts' fixed-income and equity reports, and industry consolidation trends that may affect a credit's leverage. In their qualitative analysis, our analysts also perform an extensive evaluation of the corporate credit's industry and its business.

Once the credit analysis is complete, our analysts make extensive presentations of the results of the analyses and reviews to the ABS Collateral Committee or the CDS Collateral Committee, as appropriate. Our CDO Collateral Committees currently consist of six members representing senior management in our financial services group and a representative from our legal department. All decisions of each Committee require the affirmative vote of a majority of the members of that Committee, including the Committee chairperson.

After our CDO Collateral Committees have approved a list of ABSs or corporate credits, we perform extensive modeling and valuation analyses to determine the optimal portfolio for the proposed CDO. Our primary goal in asset selection is capital preservation. To date, our ABS CDOs have been initially comprised only of investment grade asset-backed securities and our CDS CDOs reference only investment grade corporate credits. Our underwriting guidelines stipulate maximum single credit risk limits as a percentage of total exposure in a CDO.

    Placement of Proprietary CDOs

During the warehousing period, the investment bank will acquire the ABSs or credit default swaps that will constitute the assets of the CDO. The completion of the warehousing stage of the CDO process typically takes approximately 30 days for a CDS CDO and several months for an ABS CDO. An important feature of our warehousing arrangement is the allocation of risk between us and the investment bank in the event the CDO transaction does not close and securities have been purchased. The allocation of risk is subject to negotiation, but in any event our maximum risk is limited by the amount of our proposed equity investment.

Once the warehousing stage is complete, we and the investment bank will market the rated tranches of the CDO to potential investors in the U.S. and Europe. The investor base for our CDOs is comprised largely of banks, money managers and insurance companies. At closing, the CDO vehicle uses the proceeds from the sale of its tranched securities to purchase the selected ABSs from the warehouse facility provided by the investment bank, in the case of ABS CDOs, or enters into credit default swaps and sets up a credit protection account, in the case of CDS CDOs.

    Asset Management

As the asset manager for our originated CDOs, we are responsible for monitoring the credits in the CDOs and, for a certain period of time, acquiring new assets from the proceeds of any previously purchased retired assets. We attempt to manage the CDO portfolio by trading out of deteriorating credits in a timely manner. Our underlying philosophy as asset manager is to preserve capital. Since we retain at least 51% of the equity tranche we purchase in our CDOs, we are willing to use excess spread that would otherwise go to the equity tranche to hedge or sell deteriorating credits. The purpose of our trading is to offset risk, not to improve yield. We retain the ability to defensively sell assets in order to mitigate potential losses.

Underwriting and Risk Management

The process of underwriting new financial guaranty transactions follows several stages. All proposed transactions are first viewed by a Screening Committee consisting of members of senior management and experienced credit analysts. The Screening Committee is responsible for screening transactions prior to committing management time or company resources to a more formal underwriting process. The screening seeks to identify any inherent obstacles to insuring the transaction and preliminary underwriting concerns, to ensure that the risk profile is or can be consistent with our credit standards, the transaction affords the opportunity for adequate profitability and the transaction is otherwise appropriate for us.

Transactions that pass our Screening Committee are sent to the appropriate Underwriting Committee. Our Municipal Underwriting Committee consists of seven members, including our chief executive officer, chief operating officer and general counsel. Our Structured Finance Underwriting Committee consists of six members, including our chief operating officer, the head of customized solutions and general counsel. The primary objective of the Underwriting Committee is to recommend individual transactions for approval by our Senior Credit Committee, thereby optimizing review by personnel with credit specific expertise, and in the case of municipal guaranty transactions, to approve certain routine municipal transactions. Any recommendation of a transaction to the Senior Credit Committee requires the affirmative vote of a majority of the Underwriting Committee, including, for municipal financial guaranty transactions, the affirmative vote of the chairman of the Underwriting Committee (currently the chief executive officer, or in his absence, the chief operating officer) and for structured finance financial guaranty transactions, the affirmative vote of both the chief executive officer and chief operating officer.

During the underwriting process, our credit analysts perform quantitative and qualitative risk assessments that include stress testing the transaction to a remote-loss standard, a review of the economic rationale and the motivation of participants, an analysis of relative value and a legal review of the transaction structure. As part of the risk assessment process, the credit analysts also perform an economic analysis of each transaction, including a review of the proposed pricing relative to credit spreads for similar assets available in the market and the return on capital to us based on capital charges assessed by rating agencies.

The underwriting process involves review of structural, legal, political and credit issues, including compliance with our current underwriting standards. These standards are reviewed periodically by the Senior Credit Committee and reviewed by our board of directors. Additionally, the underwriting process often entails on-site due diligence covering the parties to a transaction, such as the issuer, originator, servicer or manager. The decision to guarantee an issue is based upon such credit factors as the issuer's ability to repay the bonds, the bond's security features and the bond's structure, rather than upon an actuarial prediction of the likelihood that the issuer will default on the underlying debt obligation.

In addition, before an underwriting commitment is provided for a customized insurance transaction, we conduct an in-depth analysis of the proposed insurance risk, the effects of the risk on both the customized risk portfolio and the ACA Financial Guaranty risk portfolio and the appropriate single risk limit to be assigned to the transaction. We also seek pricing points to provide analysis on the appropriate premium to be collected. Underwriting is a process which involves the analysis of accounting, legal, credit, structural and tax considerations. The Senior Credit Committee approves all customized insurance transactions.

The mandate of our Senior Credit Committee is to create and support a credit culture, establish underwriting policies and procedures (subject to review by our board of directors), define underwriting guidelines and monitor compliance, require appropriate portfolio risk management for assets and liabilities, and approve the assumption of risk and related pricing. The Senior Credit Committee consists of five members, including our chief executive officer, chief operating officer, chief financial officer, general counsel and the head of customized solutions. An approval by the Senior Credit Committee requires a majority vote of the Senior Credit Committee, including the affirmative vote of the chairman of the Senior Credit Committee (currently the chief executive officer, or in his absence, the chief operating officer).

    Surveillance

Financial Guaranty Surveillance.    Our Surveillance Group is responsible for monitoring outstanding issues insured by us. The Group's first function is to detect any deterioration in credit quality or changes in the economic or political environment which could interrupt the timely payment of debt service on an insured issue. Once an obligation is insured, the issuer and the trustee are typically required to furnish periodically financial and asset related information, including audited financial statements, to the Surveillance Group for review. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations, trustee or servicer problems, or excessive litigation, could result in an immediate surveillance review and an evaluation of possible remedial actions. The Surveillance Group also monitors state and municipal finances and budget developments and evaluates their impact on issuers.

Credits are monitored according to a frequency of review schedule that is based on risk type and credit quality. Surveillance analysts conduct regular and ad hoc reviews of credits in our portfolio. Risk adjusted surveillance strategies have been developed for each transaction type. Review periods and scope of review vary by bond type based upon the risk inherent in the nature of the credits. The focus of the surveillance review is to determine credit trends and recommend appropriate classifications, ratings and review periods. The Surveillance Group and our other credit professionals review our financial guaranty portfolio for concentration of risk by (i) specific bond types; (ii) geographic location; and (iii) size of issue. Our Underwriting Group is also responsible for portfolio analysis which entails a broader examination of trends in specific asset classes and bond types. The Surveillance Group works closely with the Underwriting Department to provide feedback on insured issue performance and credit risk parameters.

Those issues that are either in default or have developed problems that eventually may lead to a claim or loss are tracked especially closely by the appropriate surveillance team. Once a problem is detected, the group then works with the issuer, trustee, bond counsel, servicers, underwriters, and other interested parties to deal with the concern in order to minimize potential defaults. Relevant information, along with the schedule of corrective actions, is reviewed in the regular remedial credit meetings. Internal and/or outside counsel reviews the documents underlying any problem credit and an analysis is prepared outlining our rights and potential remedies, the duties of all parties involved and recommendations for corrective actions. We also meet with relevant parties to the transaction as necessary. In many instances, under the terms of the documents governing the underlying obligation, we have the ability, among other things, to direct that audits be performed with respect to servicer and trustee contractual responsibilities.

The rating agencies also monitor the credits underlying our financial guaranties in force and, in most cases, advise us of the credit rating each transaction would receive if it were not insured.

We have developed proprietary software programs to assist our analysts in monitoring outstanding issues insured by us. Our internally developed software named Book of Business, or BoB2, assists us in managing our insurance portfolio. BoB2 is used to produce monthly risk management and premium based reports for our insurance transactions. BoB2 is also used to monitor the equity component of our CDOs.

Structured Finance Surveillance.    We actively monitor the performance of our CDOs. For the ABS CDOs, our analysts perform a review of the monthly reports sent to us by trustees on the performance of the ABS assets underlying the CDO. The analysts then perform trend line analyses on delinquencies, defaults/charge-offs, gross losses, recoveries and net losses, and compare actual performance to expected performance. They also analyze how close a specific ABS asset is to hitting its triggers. They monitor levels, reductions and month-to-month changes in the spread account/first loss. They perform a first dollar loss break-even analysis. They track the prices of the ABS asset from two market makers, the current ratings of the ABS asset, and review Credit Watch for upgrades and downgrades. In addition, they monitor the rating of the seller/servicer and its most recent BondScore score.

Our analysts collect all pertinent news on issuers under their coverage for our CDOs and incorporate such information in the monitoring system on an ongoing basis. Analysts review dealer research for data that will assist in performance evaluation and trading opportunities for sectors and issuers they cover. Analysts contact dealer analysts for additional data as needed to track sector and issuer performance and monitor dealer fixed-income and equity research for each issuer. Analysts maintain regular contact with major rating agencies and closely monitor all agency reports and announcements.

Our analysts review all public information when issuers report earnings and participate in conference calls and visit sellers' and servicers' origination and servicing operations. If necessary, the analyst will contact the appropriate individuals at the issuer to clarify any issues not satisfactorily addressed by the earnings report and conference call. Annual due diligence site inspections are completed on all small sellers/servicers and most larger ones.

We meet regularly with the analysts to review each CDO portfolio. The review will include both seller/servicer and collateral assessment. Under-performing credits are placed on a Credit Monitor List and additional analytical and stress scenarios are run which incorporate the current economic environment. Analysts are responsible for presenting all relevant information that may be contributing to the underperformance. The issue will be presented at the Collateral Committee meeting to determine changes in investment strategy. The Collateral Committee has regularly scheduled meetings, and meets more frequently, as necessary, when issuer-specific and broad market events occur. All credits on the Credit Monitor List are reviewed and an appropriate investment decision is made for each issue.

We work closely with the quantitative structuring group when making trade decisions on individual credits. Prior to execution, we will perform an evaluation on the CDO portfolio. Using a short list of acceptable replacement bonds, hypothetical portfolios are created and stressed under various scenarios to calculate expected cash flows. Over-collateralization triggers are recalculated under various scenarios to understand how the traded credit may affect such triggers in the immediate payment period. The Moody's Rating Factor Score is recalculated to understand the impact on the overall credit quality of the CDO portfolio. Industry and issuer concentrations are recalculated to ensure that the risk of the CDO portfolio is not exposed to one particular concentration. We perform an analysis of the expected cash flow to the equity tranche. The analysts conduct a break-even loss analysis at each CDO tranche level and a review of applicable constraints relating to our compliance with rating agency requirements. All underlying assets of the CDO are marked-to-market, however, we have no legal or financial obligation to make payments as a direct consequence of market volatility. Liability attachment levels are recalculated to quantify the impact on the CDO's rated securities.

We have developed proprietary software programs to assist our analysts in monitoring our CDOs. Our internally developed Surveillance And Reporting Analysis, or SARA, programs are compatible with our portfolio management system and assist our analysts in monitoring exposure and minimizing potential negative credit developments, thereby optimizing risk and return in our managed CDOs. SARA also stores critical data for each credit exposure and provides a medium for us to deliver information to our CDO investors on the performance of the CDO. We have also developed proprietary software to assist our analysts in cash flow analysis.

Losses and Reserves

ACA Financial Guaranty maintains losses and LAE reserves in an amount believed by its management to be sufficient to pay the net present value of its estimated ultimate liability for losses and LAE with respect to obligations it has insured. The reserve for losses and LAE consist of unallocated loss reserves and case basis reserves. In accordance with U.S. GAAP and SAP and as required by laws applicable to financial guaranty insurers, ACA Financial Guaranty establishes a case basis reserve for the net present value of an estimated loss when, in management's opinion, the likelihood of a future loss on a particular insured obligation is imminent and measurable and determinable at the balance sheet date. The case basis reserve represents ACA Financial Guaranty's estimate of the present value of the anticipated shortfall, net of reinsurance, between (i) scheduled payments on the insured obligations plus anticipated LAE and (ii) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries.

Case basis reserves are discounted by an amount representing the average rate of return on ACA Financial Guaranty's investment portfolio as of the year end most immediately preceding the date of establishment of the case basis reserve, which is currently 6%.

In accordance with U.S. GAAP, ACA Financial Guaranty maintains a non-specific unallocated loss reserve in order to account for unidentified risks inherent in its overall portfolio. ACA Financial Guaranty does not consider traditional actuarial approaches used in the property/casualty insurance industry to be applicable to the determination of its loss reserves because of the absence of a sufficient number of losses in its financial guaranty insurance activities and in the financial guaranty industry generally to establish a meaningful statistical base. The unallocated loss reserve amount is calculated by applying a loss factor to the total net par amount of ACA Financial Guaranty's insured obligations outstanding over the term of such insured obligations and discounting the result at the then current risk-free rate. The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and ACA Financial Guaranty's portfolio characteristics and history. The unallocated loss reserve is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future. To the extent that any such future additions to case basis reserves are applied from the available unallocated loss reserve, there will be no impact on our earnings for that period. To the extent that additions to case basis reserves for any period are not applied from the unallocated loss reserve, the excess will be charged against our earnings for that period. Any addition to the unallocated loss reserve which results from applying the loss factor to net par written will result in a charge to earnings at that time.

Since reserves are necessarily based on estimates and because of the absence of a sufficient number of losses in the financial guaranty insurance industry to establish a meaningful statistical base, there can be no assurance that the ultimate liability will not differ from such estimates. We will continue, on an ongoing basis, to monitor these reserves and may periodically adjust such reserves, upward or downward, based on our actual loss experience, its future mix of business and future economic conditions.

Reinsurance

Reinsurance is the commitment by one insurance company, the "reinsurer," to reimburse another insurance company, the "ceding company," for a specified portion of the insurance risks underwritten by the ceding company in consideration for a portion of the premiums received. The ceding company typically, but not always, receives ceding commissions to cover costs of business generation. Because the insured party contracts for coverage solely with the ceding company, the failure of the reinsurer to perform does not relieve the ceding company of its obligation to the insured party under the terms of the insurance contract. As a result, ceding companies are subject to the risk that their reinsurers may not perform their obligations.

State insurance laws and regulations (as well as the rating agencies) impose minimum capital requirements and single risk limits on financial guaranty insurance companies, limiting the aggregate amount of insurance which may be written and the maximum size of any single risk exposure which may be assumed. Financial guaranty insurance companies can use reinsurance to diversify risk, increase underwriting capacity, reduce capital needs, stabilize shareholder returns and strengthen financial ratios.

We employ a variety of reinsurance structures to help manage risk, including quota share, first loss and excess of loss reinsurance on both a single risk and portfolio basis. We currently maintain $10 million of first loss coverage reinsurance on our entire insured portfolio of risk which, under certain circumstances, is also available to cover both realized and unrealized losses incurred by ACA Financial Guaranty under policies of insurance issued with respect to derivative contracts related to our credit default swap CDO transactions. We also maintain an additional $40 million of first loss coverage, which will increase to $50 million in 2005. We have also purchased $75 million excess of loss reinsurance to enhance our resources available to pay claims to meet rating agency requirements. Reinsurance used to enhance rating agency claims paying resources are subject to annual review by the rating agencies and may require restructuring to maintain rating agency credit requirements.

We cede risks to a number of reinsurers, some of whom are not licensed in Maryland. Generally, our contracts require unlicensed reinsurers to deposit security with us in respect of their obligations under the reinsurance contracts. ACA Financial Guaranty is able to take credit in its statutory financial statements for any reserves ceded to all licensed reinsurers and unlicensed reinsurers to the extent of such security. As of December 31, 2003, all ceded reserves for unlicensed reinsurers, other than $43,607 owed by one unlicensed reinsurer, were creditable under Maryland law.

Investment Portfolio

Our consolidated balance sheet under U.S. GAAP includes both our investment portfolio, consisting essentially of the assets of our insurance subsidiaries, and the assets of the consolidated SPEs that constitute our proprietary CDOs. The following discussion relates to our insurance subsidiary portfolio.

Our principal objective in managing our investment portfolio is to generate an optimal level of after-tax investment income while preserving our "A" financial strength rating, to maintain adequate liquidity and to minimize the correlation with insurance risk. The investment policy is set by our board of directors and ACA Financial Guaranty's investment portfolio is managed by two outside professional money managers, Dreyfus Investment Advisors, Inc. and Stephens Capital Management Division, an affiliate of Stephens Group Inc. Both managers commenced investment management for us in May of 2002. See "Certain Relationships and Related Transactions" for a description of the relationship of Stephens Capital Management Division to Stephens Inc., an indirect subsidiary of Stephens Group Inc., an investor in our company. To accomplish our objectives, we have established guidelines for building a portfolio of high-quality fixed income investments, requiring that such investments be rated at least "BBB" at acquisition and the overall portfolio be rated "A+" on average. Fixed income investments falling below the minimum quality level are disposed of at such time as management, with approval of the board of directors, deems appropriate. For liquidity purposes, our policy is to invest in instruments which are readily marketable with no legal or contractual restrictions on resale. Eligible fixed income investments include U.S. Treasury and agency obligations, corporate bonds, municipal bonds and mortgage backed securities. The assets of our CDOs are not available to meet the commitments of our insurance operations. The following tables set forth certain information concerning ACA Financial Guaranty's investment portfolio and include one security held by ACA Service Corporation, one of our wholly owned subsidiaries.

The following table reflects the composition of our investment portfolio, excluding assets related to our consolidated CDOs, by security type:

Investment Portfolio by Security Type

	As of December 31,
	2003		2002		2001
Security Type	Amount	Percent of Investment Portfolio	Amount	Percent of Investment Portfolio	Amount	Percent of Investment Portfolio
	($ in millions)

U.S. Treasury securities	$60.7	22.1%	$68.7	31.1%	$64.0	32.1%
Federal agency securities	29.6	10.7%	64.0	28.9%	22.1	11.1%
Obligations of states and political subdivisions	29.1	10.6%	3.0	1.4%	0.9	0.5%
Corporate securities	58.6	21.3%	74.5	33.7%	101.6	51.0%
Asset-backed securities	16.9	6.1%	9.8	4.4%	4.6	2.3%
Mortgage-backed securities	80.4	29.2%	1.0	0.5%	6.1	3.0%

Total	$275.3	100.0%	$221.0	100.0%	$199.3	100.0%

The following table reflects our investment portfolio results for each year in the three-year period ended December 31, 2003:

Investment Results

	December 31,
Investment Category	2003	2002	2001
	($ in millions, except yields)
Average invested assets	$248.1	$210.1	$185.4
Net investment income(1)	10.1	10.1	11.3
Net effective yield(2)	4.1%	4.8%	6.1%

Net realized capital gains (losses)	$4.7	$4.1	$6.5
Effective yield including net realized capital gains (losses)(3)	6.0%	6.8%	9.6%

(1)	Excluding investment expenses, realized investment gains (losses), and investment income from cash equivalents.

(2) Net investment income for the period divided by average invested assets for the same period.

(3)	Net investment income plus net realized capital gains (losses) for the period divided by average invested assets for the same period.

ACA Financial Guaranty's investment portfolio is invested primarily in fixed income securities. The National Association of Insurance Commissioners, or the NAIC, assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our investment portfolio, by NAIC designation and comparable rating as of December 31, 2003:

Investment Portfolio by Rating

NAIC Designation/Rating	Amount	Percent of Investment Portfolio
	($ in millions)

1 / AAA, AA, A	$238.6	86.6%
2 / BBB	32.4	11.8%
Total investment grade	$271.0	98.4%

3 / BB	$4.3	1.6%
4 / B	–	–
5 / CCC, CC, C	–	–
6 / D	–	–
Total non-investment grade	$4.3	1.6%

Total	$275.3	100.0%

The following table indicates the composition of our fixed income security portfolio by time to maturity as of December 31, 2003:

Distribution of Investments by Maturity

Investment Category	Amount	Percent of Investment Portfolio
	($ in millions)
Due in one year or less	$18.3	6.6%
Due after one year through five years	82.9	30.1%
Due after five years through ten years	40.6	14.8%
Due over ten years	133.5	48.5%

Total	$275.3	100.0%

Rating Agencies

The value of the insurance product we sell is generally a function of the "rating" applied to obligations we insure. Our financial strength is rated "A" by Fitch and S&P. For more information on the meaning of ratings assigned by S&P and Fitch see Appendix A. Such ratings reflect only the views of the respective rating agency, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies. These rating agencies periodically review our business and financial condition, focusing on our underwriting policies and procedures and the quality of the obligations insured, and publish their ratings and supporting analyses. Each rating agency performs periodic assessments of the credits insured by us, and our reinsurers and other providers of capital support, to confirm that we continue to satisfy such rating agency's capital adequacy criteria necessary to maintain an "A" financial strength rating.

S&P and Fitch apply their own capital adequacy models in assessing our financial strength. Financial factors considered in assessing capital adequacy include: (i) capital charges or other assessments of credit risks for our insured portfolio; (ii) the quality of our investment portfolio; (iii) the credit quality of our reinsurers and the type of reinsurance provided thereby; (iv) credit lines and other capital support arrangements, or soft capital; (v) premium revenues expected to be generated from outstanding policies; and (vi) anticipated future new business originations and anticipated future losses. Given the importance of our ratings to our on-going business, our underwriting and business decisions generally include an analysis of the impact on rating agency capital determinations in addition to other measures of creditworthiness.

Regulation

    United States Insurance Regulation

ACA Financial Guaranty Corporation.    ACA Financial Guaranty is licensed to provide financial guaranty insurance in the state of Maryland (its state of incorporation), as well as in each of the other 49 states, the District of Columbia, the Commonwealth of Puerto Rico and the territories of Guam and the United States Virgin Islands. The extent of state insurance regulation and supervision varies by jurisdiction but Maryland, New York and most other jurisdictions have laws and regulations prescribing minimum standards of solvency, including minimum capital requirements and business conduct that must be maintained by licensed insurance companies. These laws prescribe permitted classes of risks which may be written and limitations on the size of risks insured. In addition, some state laws and regulations require the approval or filing of policy forms and rates. ACA Financial Guaranty is required to file detailed annual financial statements with the Maryland Insurance Administration and similar supervisory agencies in each of the other jurisdictions in which it is licensed. The operations and accounts of ACA Financial Guaranty are subject to examination by these regulatory agencies at regular intervals.

Maryland Financial Guaranty Insurance Law.    Chapter 10 of Subtitle 05 of Title 31 of the Code of Maryland Regulations (pursuant to the authority vested in the Commissioner of Insurance under Section 5-1005 of the Maryland Insurance Code) establishes, with respect to the transaction of financial guaranty insurance, single and aggregate risk limits, limits on the types of debt instruments and monetary obligations which may be insured and contingency reserve funding requirements. These limits and reserve requirements are substantially similar to those contained under Article 69 of the New York Insurance Law as described below.

New York Financial Guaranty Insurance Law.    Article 69 of the New York Insurance Law is a comprehensive financial guaranty insurance statute that governs all financial guaranty insurers licensed to do business in New York, including ACA Financial Guaranty. This statute limits the business of financial guaranty insurers to financial guaranty insurance and related lines (such as surety).

Article 69 requires that financial guaranty insurers maintain a special statutory accounting reserve called the contingency reserve to protect policyholders against the impact of excessive losses occurring during adverse economic cycles. Article 69 requires ACA Financial Guaranty to provide a contingency reserve quarterly on a pro rata basis over a period of 20 years for municipal bonds and 15 years for all other obligations in an amount equal to the greater of 50% of premiums written for the relevant category of insurance or a percentage of the principal guaranteed (varying from 0.55% to 2.50%, depending upon the type of obligation guaranteed), until the contingency reserve amount for the category equals the applicable percentage of net unpaid principal. Under statutory accounting principles, this reserve must be maintained for the periods specified above, except that reductions by the insurer may be permitted under specified circumstances if actual incurred losses exceed certain thresholds or if the reserve accumulated is deemed excessive in relation to the insurer's outstanding insured obligations. Financial guaranty insurers also are required to maintain an unearned premium reserve as well as reserves for losses and loss adjustment expenses for insured obligations that have already defaulted.

Article 69 establishes single risk limits for financial guaranty insurers applicable to all obligations issued by a single entity and backed by a single revenue source. For example, under the limit applicable to qualifying asset-backed securities, the lesser of (1) the insured average annual debt service for a single risk or (2) the insured unpaid principal (reduced by the extent to which the unpaid principal of the supporting assets exceeds the insured unpaid principal), divided by nine, net of qualifying reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserve, subject to certain conditions. Under the limit applicable to municipal obligations, the insured average annual debt service for a single risk, net of qualifying reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserve. In addition, insured principal of municipal obligations attributable to any single risk, net of qualifying reinsurance and collateral, is limited to 75% of the insurer's policyholders' surplus and contingency reserve. Single risk limits also are specified for other categories of insured obligations and generally are more restrictive than those listed for asset-backed or municipal obligations.

Article 69 also establishes aggregate risk limits on the basis of aggregate net liability insured as compared to statutory capital. Aggregate net liability is defined as outstanding principal and interest of guaranteed obligations insured, net of qualifying reinsurance and collateral. Under these limits, policyholders' surplus and contingency reserves must not be less than a percentage of aggregate net liability equal to the sum of various percentages of aggregate net liability for various categories of specified obligations. The percentage varies from 0.33% for certain municipal obligations to 4.00% for certain non-investment grade obligations.

In addition, Article 69 requires 95% of ACA Financial Guaranty's outstanding total liability on municipal bonds to be investment grade.

Insurance Holding Company Law.    ACA Financial Guaranty is subject to regulation under the insurance holding company statute of Maryland, where ACA Financial Guaranty is domiciled. The requirements of the holding company statute require ACA Financial Guaranty to register and file certain reports describing, among other information, our capital structure, ownership, financial condition and transactions with affiliates. The holding company statute also generally requires prior approval of changes in control, the payment of certain dividends and other inter-corporate transfers of assets, and of certain transactions between ACA Financial Guaranty and us and our affiliates. The holding company statute imposes standards on certain transactions between ACA Financial Guaranty and related companies that include, among other requirements, that all transactions be fair and reasonable, be appropriately recorded in the books of both parties and be appropriately accounted for, and requires prior regulatory approval for transactions not in the ordinary course of business that exceed specified limits.

The holding company statute prohibits any person from acquiring control of us or ACA Financial Guaranty unless that person has filed a notification with specified information with the Maryland Insurance Commissioner and has obtained his prior approval. Under the Maryland statute, acquiring ten percent or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires, directly or indirectly, ten percent or more of our voting securities without either the prior approval of the Maryland Insurance Commissioner, or a filed and approved disclaimer of control, will be in violation of this law and may be subject to injunctive action. Such injunctive action may include requiring the disposition or seizure of those securities or prohibiting the voting of those securities. In addition, many U.S. state insurance laws require prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist, such as undue market concentration or revocation of ACA Financial Guaranty's license. Any future transactions that would constitute a change in control of us may require prior notification in those states that have adopted pre-acquisition notification laws.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Dividends.    Under Maryland insurance law, ACA Financial Guaranty may pay dividends only out of positive earned surplus. At December 31, 2003, ACA Financial Guaranty had a negative earned surplus of $53.5 million. As a result, ACA Financial Guaranty is currently unable to pay dividends without the approval of the Maryland Insurance Commissioner until they have a positive earned surplus calculated on a SAP basis. ACA Financial Guaranty must give ten days' prior notice to the Maryland Insurance Commissioner of its intention to pay any dividend or make any distribution other than an extraordinary dividend or an extraordinary distribution. The Maryland Insurance

Commissioner has the right to prevent such a dividend or distribution if he determines, in his discretion, that after the payment thereof, ACA Financial Guaranty's policyholder surplus would be inadequate or could cause ACA Financial Guaranty to be in a hazardous financial condition. ACA Financial Guaranty is also subject to restrictions on paying dividends set forth in its reinsurance agreement.

In addition, ACA Financial Guaranty must provide the Maryland Insurance Commissioner with at least thirty days' prior notice before paying an "extraordinary dividend" or making an "extraordinary distribution." Extraordinary dividends and extraordinary distributions are dividends or distributions that, together with any other dividends and distributions paid during the immediately preceding twelve-month period, would exceed the lesser of:

•	ten percent of ACA Financial Guaranty's statutory policyholders' surplus (as determined under SAP as of December 31 of the prior year); and

•	ACA Financial Guaranty's net investment income excluding realized capital gains (as determined under SAP) for the twelve-month period ending on December 31 of the prior year, plus any amounts of net investment income (excluding realized capital gains) in the three preceding years that have not been distributed.

These statutory limitations are subject to change. ACA Financial Guaranty may not pay extraordinary dividends or make extraordinary distributions until either the thirty-day notice period has expired (without the Maryland Insurance Commissioner disapproving such payment) or the Maryland Insurance Commissioner has approved the payment within that period.

The foregoing dividend limitations are determined in accordance with SAP, which generally produce statutory earnings in amounts less than earnings computed in accordance with U.S. GAAP. Similarly, policyholders' surplus, computed on a SAP basis, will normally be less than net worth computed on a U.S. GAAP basis.

Guaranty fund laws in most states require insurers transacting business in the state to participate in guaranty associations, which pay claims of policyholders and third-party claimants against impaired or insolvent insurance companies doing business in the state. In most states, insurers licensed to write only municipal bond insurance, financial guaranty insurance and other forms of surety insurance, such as ACA Financial Guaranty, are exempt from assessment by these funds and their policyholders are prohibited from making claims on these funds.

Premium Rates and Policy Forms.    ACA Financial Guaranty's premium rates and policy forms are subject to regulation in every state in which it is licensed to transact business in order to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates and to encourage competition in the insurance marketplace. In most states, premium rates and policy forms must be filed either prior to or shortly after their use. In some states, such rates and forms also must be approved prior to use. Changes in premium rates are subject to justification, generally on the basis of the insurer's loss experience, expenses and future trend analysis.

Reinsurance.    Certain restrictions apply under the laws of several states to any licensed company ceding business to an unlicensed reinsurer. Under such laws, if a reinsurer is not admitted or approved in such states, the company ceding business to the reinsurer cannot take credit in its statutory financial statements for the risk ceded to such reinsurer absent compliance with certain reinsurance security requirements.

Investment.    Under Maryland insurance law, ACA Financial Guaranty may only invest in certain permitted investments. In addition, pursuant to Maryland insurance law, ACA Financial Guaranty may make an investment only if it is approved by ACA Financial Guaranty's board of directors or a committee of ACA Financial Guaranty's board of directors that is responsible for supervising or making such investment. Although it is not domiciled in New York, ACA Financial Guaranty must remain in substantial compliance with New York insurance law limitations on investments in order to retain its license there.

Bermuda Insurance Subsidiaries.    ACA Bermuda and ACA Solutions are licensed in Bermuda to write insurance and reinsurance, respectively, and are not admitted to do business in any jurisdiction in the United States or in any country other than Bermuda. The insurance laws of each state of the United States and of many other jurisdictions regulate the sale of insurance within their jurisdictions by alien insurers, such as ACA Bermuda and ACA Solutions. ACA Bermuda and ACA Solutions intend to conduct their business so as not to be subject to the licensing requirements of insurance regulators in the United States or elsewhere (other than Bermuda). We cannot assure you, however, that insurance regulators in the United States or elsewhere will not review the activities of ACA Bermuda and ACA Solutions and claim that ACA Bermuda and ACA Solutions are subject to such jurisdiction's licensing requirements.

    Bermuda Insurance Regulation

The following summary of Bermuda insurance regulation is based upon current law and is for general information only.

The Insurance Act.    As a holding company, we are not subject to Bermuda insurance regulations. However, ACA Bermuda and ACA Solutions are subject to regulations under the Insurance Act which provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The BMA is responsible for the day-to-day supervision of insurers. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The continued registration of a company as an insurer under the Insurance Act is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA's functions, and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers.    The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. ACA Bermuda and ACA Solutions are registered to carry on general business as Class 3 insurers in Bermuda and are regulated as such under the Insurance Act.

Cancellation of Insurer's Registration.    An insurer's registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative.    An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of ACA Bermuda and ACA Solutions are at our offices at 44 Church Street, Hamilton HM 12, Bermuda, and ACA Bermuda's principal representative is International Advisory Services Ltd. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' prior notice is given in writing to the BMA. The principal representative must make a report in writing to the BMA, containing all particulars available to such representative, within 30 days of determining that there is a likelihood of such insurer becoming insolvent or that a reportable event has, to such representative's knowledge, occurred or is believed to have occurred. Examples of such a reportable event include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio.

Independent Approved Auditor.    Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of ACA Bermuda, are required to be filed annually with the BMA. The independent auditor of ACA Bermuda must be approved by the BMA and may be the same person or firm that audits ACA Bermuda's financial statements and reports for presentation to its shareholders. ACA Bermuda's independent auditor is PricewaterhouseCoopers LLP.

Loss Reserve Specialist.    As a registered Class 3 insurer, ACA Bermuda is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expenses provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA. Our Bermuda loss reserve specialist is Milliman USA, Inc.

Statutory Financial Statements.    The insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements of ACA Bermuda are not prepared in accordance with U.S. GAAP and are distinct from our consolidated financial statements, which, under the Companies Act, are prepared in accordance with U.S. GAAP. ACA Bermuda, as a general business insurer, is required to submit the annual statutory financial statements as part of its annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return.    ACA Bermuda is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for a Class 3 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements, a declaration of statutory ratios and the opinion of the loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether, in its opinion, it was reasonable for the directors to make those certifications. In the event an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions.    Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as ACA Bermuda, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. ACA Bermuda:

•	is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

•	$1.0 million; or

•	20% of net premium income (generally being gross premium income less any premium ceded by ACA Bermuda for reinsurance) up to the first $6.0 million of writings plus 15% of net premium income in excess of $6.0 million; or

•	15% of the aggregate of loss expense provisions and other general business insurance reserves;

•	is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio (as described below) or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, ACA Bermuda and ACA Solutions will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year);

•	is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and

•	is required, at any time it fails to meet its solvency margin, within 30 days after becoming aware of that failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information. Until such failure is rectified, ACA Bermuda and ACA Solutions may not declare or pay any dividends.

Additionally, under the Companies Act, ACA Bermuda may only declare or pay a dividend if they have no reasonable grounds for believing that they are, or would after the payment be, unable to pay their liabilities as they become due, or if the realizable value of their assets would not be less than the aggregate of their liabilities and their issued share capital and share premium accounts.

Minimum Liquidity Ratio.    The Insurance Act provides a minimum liquidity ratio for general business insurers, such as ACA Bermuda and ACA Solutions. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include, but are not limited to, cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets that, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention.    The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if it believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, it may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (3) not to make certain investments, and (4) not to declare or pay any dividends or other distributions or to restrict the making of such payments. In addition, the BMA may, among other things, require the insurer to (1) realize certain investments, (2) maintain, or transfer to the custody of a specified bank, certain assets, and/or (3) limit its premium income.

Disclosure of Information.    In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require disclosure of certain information from an insurer (or certain other persons). Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance companies in Bermuda, subject to certain restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether its cooperation would be in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

    Certain Bermuda Law Considerations

We, ACA Bermuda and ACA Solutions are each designated as non-resident for exchange control purposes by the BMA. Each of us, Bermuda and ACA Solutions is required to obtain the permission of the BMA for the issue and transfer of all of our or their common shares. Prior to the consummation of this offering, we expect the BMA will have issued their permission for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, subject to the condition that our common shares shall be listed on the New York Stock Exchange or any other appointed stock exchange. We have been granted permission by the BMA to hold all of the currently issued shares of common shares of ACA Bermuda and ACA Solutions. Because we do not intend to transfer any of these shares to any other person or entity and ACA Bermuda and ACA Solutions do not intend to issue any additional shares, no further permissions of the BMA are required with respect to ACA Bermuda and ACA Solutions.

The transfer and issuance of our common shares to any resident in Bermuda for exchange control purposes may require specific prior approval under the Exchange Control Act 1972. Shares of ACA Bermuda's and ACA Solution's common stock cannot be transferred without the consent of the BMA. Because we, ACA Bermuda and ACA Solutions are designated as non-resident for Bermuda exchange control purposes, we are allowed to engage in transactions and to pay dividends, in currencies other than the Bermuda dollar to Bermuda non-residents who are holders of our common shares, subject to Bermuda law and regulations, including but not limited to insurance regulations as discussed above. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda to United States residents who are holders of our common shares. In addition, share transfers must be by written instrument and comply with our bye-laws.

In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. We will take no notice of any trust applicable to any of our common shares whether or not we have notice of such trust.

We, ACA Bermuda and ACA Solutions each have been incorporated in Bermuda as an exempted company. Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As a result, such companies are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, under Bermuda law, exempted companies may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance; (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Finance. While an insurer is permitted to engage in the insurance business, generally it is not permitted without a special license granted by the Minister of Finance to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda. ACA Bermuda and ACA Solutions do not have such special license.

We, ACA Bermuda and ACA Solutions must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. Under the Companies Act, a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or after the payment would be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Companies Act, when a Bermuda company issues shares at a premium (that is, for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account called the share premium account. The provisions of the Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as premium arising on a particular class of shares that may be used in paying up unissued shares to be issued to shareholders as fully paid bonus shares. The paid-up share capital may not be reduced if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due.

Exempted companies, such as us, ACA Bermuda and ACA Solutions, must comply with Bermuda resident representation provisions under the Companies Act, which require that a minimum number of offices must be filled by persons who are ordinarily resident in Bermuda. We do not believe that such compliance will result in any material expense or inconvenience to us.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Most of our principal employees are not Bermudians and are not spouses of Bermudians. Accordingly, any such employee will require specific approval to work for us in Bermuda. A work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards reasonably required by the employer. The Bermuda government has a policy that places a six-year term limit on individuals with work permits, subject to certain exemptions for principal employees.

Competition

    Financial Guaranty Insurance

The financial guaranty insurance industry is highly competitive. Competition is based on many factors, including premium charges, the general reputation and perceived financial strength of the financial guaranty insurer, other terms and conditions of products offered, and reputation and experience in the particular line of financial guaranty to be written. We face competition from other providers of credit enhancement, including providers of "AAA" and lower rated insurance (such as Ambac Financial Group, Inc., MBIA, Inc. and Radian Group Inc.). We also face competition from alternatives to third-party credit enhancement, including senior-subordinated structures, over-collateralization, letters of credit and guaranties provided by monoline and multiline insurers, banks and other financial institutions. Many of our competitors have greater financial resources and higher ratings than we do and are more established than we are and there can be no assurance that our strategy will permit us to compete effectively with these other providers of credit enhancement.

We are currently the only company in the financial guaranty insurance industry classified as an "A" rated insurer. Our rating is used by potential purchasers of our financial guaranty insurance as a means of assessing our financial strength and the quality of our financial guaranties. Likewise, the decreased overall cost of borrowing realized by our issuers and the increase in liquidity in the secondary market of their financial obligations that are subject to our financial guaranties largely depend on our credit rating.

    Financial Services

The financial services industry, and in particular, the market for proprietary CDOs, is also highly competitive. We compete with other entities that structure and market CDOs, such as investment and commercial banks, investment advising firms, private equity funds and hedge funds. In our role as asset manager, we compete with mutual funds, hedge funds and other asset managers. Many of these companies have greater financial resources and are more established and well known in the CDO market than we are.

Employees

As of March 31, 2004, we had 87 full-time employees. None of our employees is covered by collective bargaining agreements. We consider our employee relations to be good.

Properties

Our headquarters are located in Hamilton, Bermuda. ACA Financial Guaranty has an office at 140 Broadway, New York, New York 10005, where we lease 42,000 square feet of office space under a lease that expires on August 31, 2009. We believe our leased facilities are adequate for us to conduct our business.

Legal Proceedings

In the normal course of business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material litigation.

MANAGEMENT

Executive Officers, Significant Employees and Directors

We list below our executive officers and members of our board of directors and their ages and positions.

Name	Age	Position
	(at February 1, 2004)
John G. Berylson	50	Chairman of the Board
Michael E. Satz	55	Deputy Chairman and Chief Executive Officer
Maryam H. Muessel	45	Chief Operating Officer
Edward U. Gilpin	42	Chief Financial Officer, Executive Vice President
William T. Tomljanovic	41	Executive Vice President
Stephen D. Cooke	50	Managing Director and General Counsel
David M. Barse	41	Director
Bradley E. Cooper	37	Director
Steven B. Gruber	46	Director
Curtis R. Jensen	41	Director
Demos Kouvaris	38	Director
Douglas H. Martin	50	Director
Mani A. Sadeghi	40	Director
Warren A. Stephens	46	Director

Biographical information about the foregoing persons is as follows:

John G. Berylson has been a member of our board of directors since 2000 and our Chairman since 2002. Since March 2002, Mr. Berylson has served as Chairman and Chief Executive of Chestnut Hill Ventures LLC. Since October 2000, he has served as President of GCC Investments, Inc. From 1993 until October 2000, he served as Senior Vice President and Chief Investment Officer of GC Companies, Inc. On October 11, 2000, GC Companies, Inc. filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. Mr. Berylson currently serves on the boards of two privately held companies, FleetCor Technologies, Inc. and Youngworld Stores Group, Inc. Mr. Berylson received his undergraduate degree from Brown University, his M.S. from New York University and his M.B.A. from Harvard Business School.

Michael E. Satz is our Chief Executive Officer and Deputy Chairman of our board of directors. He has been our Chief Executive Officer and has served on our board since joining us in August 2000. From January 1988 until December 1998, Mr. Satz was the founder, Chief Executive Officer and Chairman of Capital Re Corporation, a financial guaranty and specialty reinsurance company. From 1985 until 1987, Mr. Satz was the Chief Operating Officer of the predecessor company to Ambac Financial Group, or Ambac, and from 1982 until 1985, he served as the General Counsel of Ambac. Mr. Satz received his undergraduate degree from Cornell University and his J.D. from Harvard Law School.

Maryam H. Muessel is our Chief Operating Officer. She has been our Chief Operating Officer since joining us in April 2001. Prior to joining us, Ms. Muessel served as the Managing Director of the Credit Structured Products Group at Gen Re Securities from January 2001 until March 2001. From March 2000 until November 2000, Ms. Muessel was the head of the CDO group at Prudential Securities, Inc., or Prudential Securities. Prior to joining Prudential Securities, Ms. Muessel served as head of the Alternative Structured Finance Group at MBIA, Inc., or MBIA, from 1998 until 1999. At MBIA, Ms. Muessel was responsible for proprietary investments in structured products, credit arbitrage and alternative investments. Prior to its merger with MBIA, Ms. Muessel was at CapMAC from 1988 until 1998 where she held various positions, including Managing Director and head of Financial Engineering. Ms. Muessel currently serves on the board of Commodity Capital Group, a privately held company. Ms. Muessel received her undergraduate degree in Economics from the University of Southern California and received her M.A. (ABD) in Economics from Georgetown University.

Edward U. Gilpin is our Executive Vice President and Chief Financial Officer. He has served in this capacity since he joined the company in December 2000. Prior to joining us, Mr. Gilpin was a senior investment banker in the Financial Institutions Group at Prudential Securities. From September 1998 to March 2000, Mr. Gilpin was the Chief Financial Officer for a "AAA" start-up venture sponsored by ACA Holdings and Prudential Securities. From 1991 until 1998, Mr. Gilpin served in various senior positions at MBIA, including Chief of Staff to the President. Prior to that Mr. Gilpin headed up finance and corporate development for MBIA Municipal Investors Service Corporation, an investment management subsidiary of MBIA. Mr. Gilpin received his undergraduate degree from St. Lawrence University and his M.B.A. in Finance and Management from Columbia University. Mr. Gilpin is also a NASD Financial and Operations Principal.

William T. Tomljanovic is an Executive Vice President responsible for our customized solutions business. He has held this position since joining us in February 2001. Prior to joining us, Mr. Tomljanovic was a Director of Investment Banking for Prudential Securities from May 2000 until December 2000 and was responsible for originating and structuring CDOs, focusing on various asset classes including credit derivatives, high yield bonds and loans, asset-backed securities and new products. Before joining Prudential Securities, Mr. Tomljanovic worked as an independent consultant to Greenwich Street Capital Partners and Salomon Smith Barney from May 1999 until May 2000. From 1989 until 1999, Mr. Tomljanovic served in various senior management positions with Capital Re Corporation, including Senior Vice President of Mortgage and Financial Lines, Vice President Global Underwriting and Special Projects, and Vice President and Treasurer. Mr. Tomljanovic received his undergraduate degree from Duquesne University and his M.B.A. from Fordham University.

Stephen D. Cooke is our Managing Director and General Counsel. He has held this position since joining us in April 2003. Prior to joining us, Mr. Cooke was special counsel at the law firm of Cadwalader, Wickersham & Taft from February 2001 until April 2003 in the corporate finance, mergers and acquisitions department, focusing on insurance-related capital markets transactions. Mr. Cooke joined Ambac Assurance Corporation in 1983 as Vice President and Assistant General Counsel and was Managing Director and General Counsel from 1988 until 2000. Prior to that, he was an associate at the law firm of Willkie Farr & Gallagher from 1979 until 1983. Mr. Cooke received his undergraduate degree from Harvard College and his J.D. from Harvard Law School.

Bradley E. Cooper has been a member of our board of directors since 1997. He has been a Partner, Senior Vice President, Director and co-founder of Capital Z Management, LLC and its affiliates, or Capital Z, since July 1998. Since February 1994, he has been an officer of Insurance Partners Advisors, L.P., an investment advisor to Insurance Partners, L.P., one of our shareholders. See "Principal Shareholders." Mr. Cooper currently serves on the boards of three NYSE-listed companies, CERES Group, Inc., Universal American Financial Corp., and PXRE Group, Ltd. and other privately held companies Mr. Cooper received his undergraduate degree from the University of Michigan.

David M. Barse has been a member of our board of directors since March 2001. From May 1998 until September 2003, he has served as President and Chief Operating Officer of Third Avenue Trust and its predecessor, Third Avenue Value Fund, Inc. (together with its predecessor, "Third Avenue Trust"), a registered open-end management company, before assuming the position of Chief Executive Officer in September 2003. Third Avenue Trust is one of our shareholders. See "Principal Shareholders." From July 1999 until September 2003, Mr. Barse served as President and Chief Operating Officer of Third Avenue Variable Series Trust, or Variable Trust, a registered open-end management company, before assuming the position of Chief Executive Officer in September 2003. From February 1998 until June 2003, Mr. Barse served as the President and Chief Operating Officer of Third Avenue Management LLC and its predecessor EQSF Advisers, Inc., the investment adviser of Third Avenue Trust and Variable Trust, before assuming the position of Chief Executive Officer in

June 2003. Since June 1995, Mr. Barse has been President and Chief Operating Officer, and since June 1999, Chief Executive Officer of M.J. Whitman LLC and its predecessor, M.J. Whitman, Inc., together with its predecessor, MJWI, a full service broker-dealer. From July 1996 until July 2002, Mr. Barse served as President and Chief Operating Officer of Danielson Holding Corporation, or Danielson, an American Stock Exchange listed company, engaging in the financial services and specialty insurance business through its subsidiaries. Mr. Barse currently serves on the board of Danielson. Mr. Barse received his undergraduate degree from George Washington University and his J.D. from Brooklyn Law School.

Steven B. Gruber has been a member of our board of directors since 2002. Since April 1990, he has been a Managing Partner of Oak Hill Capital Management, Inc., the manager of Oak Hill Capital Partners, L.P., and its predecessor companies. Since February 1994, he has been an officer of Insurance Partners Advisors, L.P., an investment advisor to Insurance Partners, L.P., one of our shareholders. See "Principal Shareholders." Since October 1992, he has been a Vice President of Keystone, Inc., or Keystone. Mr. Gruber currently serves on the boards of American Skiing Company, Williams Scotsman Holdings, Inc., TravelCenters of America, Inc. and several private companies related to Keystone and Oak Hill Capital Partners, L.P. Mr. Gruber received his undergraduate degree from University of Michigan and an M.B.A. from the University of Chicago.

Curtis R. Jensen has been a member of our board of directors since 2001. Since February 2003, Mr. Jensen has served as Co-Chief Investment Officer of Third Avenue Management LLC, a registered investment adviser and the investment advisor of Third Avenue Trust, one of our shareholders. Mr. Jensen has been a research analyst with that adviser and its predecessor, EQSF Advisers, Inc. since August 1995. From April 1997 until May 2001, when he was named sole Portfolio Manager, he served as Co-Portfolio Manager of Third Avenue Small-Cap Value Fund. Since 1995, Mr. Jensen has been a senior analyst for Third Avenue Value Fund. Mr. Jensen has served as Co-Portfolio Manager of the Third Avenue Value Portfolio of the Third Avenue Variable Series Trust since April 2001. Mr. Jensen received his undergraduate degree from Williams College and an M.B.A. from the Yale School of Management.

Demos Kouvaris has been a member of our board of directors since 2000. Since March 2002, Mr. Kouvaris has served as Chief Operating Officer and Chief Financial Officer of Chestnut Hill Ventures LLC, an investment management company and ultimate parent of one of our shareholders. From February 1996 until March 2002, he was Vice President of Finance for GCC Investments, Inc. Mr. Kouvaris currently serves on the board of Vanguard Modular Building Systems, LLC, a privately held company. Mr. Kouvaris is a C.P.A. and received his undergraduate degree from Boston College.

Douglas H. Martin has been a member of our board of directors since 2001. Since 1981, Mr. Martin has served as an Executive Vice President of Stephens Group, Inc. and Stephens Inc., a full service broker dealer and a wholly-owned subsidiary of Stephens Group, Inc. and one of our shareholders. He is responsible for the investment of the firm's capital in private companies. Mr. Martin currently serves on the boards of Conn's, Inc., a NYSE-listed company, and numerous privately held companies. Mr. Martin received his undergraduate degree in physics and economics from Vanderbilt University and his M.B.A. from Stanford University.

Mani A. Sadeghi has been a member of our board of directors since 2002. Since 2001, Mr. Sadeghi has been a Partner and Vice President of Capital Z. From 1998 until 2001, he was Chief Executive Officer and Managing Partner of Equifin Capital Management, an investment management company. Mr. Sadeghi currently serves on the boards of Aames Financial Corp., which trades on the OTC Bulletin Board, and Brookdale Living Communities, Inc., a privately held company. Mr. Sadeghi received his undergraduate degree and a masters degree from Stanford University and his M.B.A. from the Wharton School.

Warren A. Stephens has been a member of our board of directors since 2001. Since 1998, Mr. Stephens has been the President and Chief Executive Officer of Stephens Group, Inc., one of our shareholders, and Stephens Inc. He currently serves on the boards of two NYSE-listed companies, Dillard's, Inc. and Alltel Corporation, and numerous privately held companies. Mr. Stephens received his undergraduate degree from Washington and Lee University and a master's degree from Wake Forest University.

Board Composition

Our bye-laws provide that our board of directors shall consist of between three and fifteen members, or such number as determined by the shareholders. The current board of directors consists of ten persons. At the first meeting of our shareholders following the consummation of this offering, our directors will be divided into three equal classes with initial terms of one, two and three years and termination staggered according to class. Thereafter, classes will be elected to serve three year terms.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Demos Kouvaris, who serves as chairman, Curtis Jensen and Mani Sadeghi. The board has made an affirmative decision that Demos Kouvaris is a "financial expert" as defined in Item 401 of Regulation S-K.

Under the terms of its charter, the audit committee's primary duties and assigned roles are to:

•	serve as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance, generally, of our internal audit function;

•	oversee the audit and other services of our outside auditors and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside auditors, who are to report directly to the audit committee; and

•	resolve any disagreements between management and the outside auditors regarding financial reporting.

The audit committee charter also mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants.

Any other services not expressly approved in advance must be specifically pre-approved by the audit committee. The audit committee will also approve budgets annually for the pre-approved audit, audit-related, tax and other services to be performed by the independent accountants.

Compensation Committee

Our compensation committee consists of John Berylson, who serves as chairman, Steven Gruber and David Barse. The purpose of the compensation committee is to discharge the board of directors' responsibilities relating to compensation of our directors and executive officers, and to administer and implement our incentive-compensation plans and equity-based plans. The compensation committee will also be responsible for preparing a report on executive compensation for inclusion in our proxy statement for our 2004 annual meeting.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of David Barse, who serves as chairman, Bradley Cooper and John Berylson. The primary functions of the nominating and corporate governance committee are:

•	to identify individuals qualified to become board members and recommend to our board candidates for election or re-election to the board;

•	to consider and make recommendations to our board concerning the size and composition of our board, committee structure and makeup, and retirement and procedures affecting board members; and

•	to monitor our human resource practices, our performance in meeting our obligations of fairness in internal and external matters, and our principles of corporate governance and practices.

Independent Directors

The NYSE's recently adopted rules include a requirement that a majority of directors of NYSE-listed companies be "independent." The board of directors has determined that seven of the board's nine non-management members, a majority of the ten-member board, are "independent" directors for the purposes of the NYSE's rules. Warren Stephens and Douglas Martin were determined not to qualify as independent directors. Michael Satz is not independent because he is employed by us. Each of the members of our compensation and nominating and corporate governance committees meets the "independence" requirements of the NYSE's rules.

The NYSE's recently adopted rules, as well as recently adopted SEC rules, impose additional independence requirements for all members of the audit committee. The board of directors has determined that all of the members of the audit committee meet the independence requirements for audit committee members adopted by the NYSE and the SEC.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation earned during the year ending December 31, 2003 by our Chief Executive Officer and the other four most highly compensated executive officers employed by us in fiscal year 2003, who we refer to as the named executive officers.

Summary Compensation Table(1)

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(2)		Other Annual Compensation	Securities Underlying Stock Options	All Other Compensation
Michael E. Satz	2003	$450,000	$875,000	(3)	—	—	—
Chief Executive Officer and Deputy Chairman of the Board
Maryam H. Muessel	2003	400,000	900,000		—	—	—
Chief Operating Officer
Edward U. Gilpin	2003	300,000	525,000		—	—	—
Executive Vice President and Chief Financial Officer
William T. Tomljanovic	2003	300,000	600,000		—	—	—
Executive Vice President
Stephen D. Cooke(4)	2003	173,077	300,000	(5)	—	68,454	—
Managing Director and General Counsel

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include (i) medical, group life insurance or other benefits received by the executive officers that are available generally to all salaried employees and (ii) various perquisites and other personal benefits received by the executive officers, that do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.
(2)	The annual bonuses for fiscal year 2003 were awarded in March 2004.
(3)	Includes a $400,000 execution award which we agreed to pay to Mr. Satz upon execution of his new employment agreement.
(4)	Mr. Cooke joined our company as Managing Director and General Counsel in April 2003.
(5)	Includes a $50,000 execution award paid by us to Mr. Cooke upon commencement of his employment.

Option Grants in Last Fiscal Year

The following table sets forth information concerning the stock option grants made to Mr. Cooke, who was the only named executive officer to receive an option grant in the fiscal year ended December 31, 2003. The percentage of total options granted is based on an aggregate of 205,368 options granted to all our employees and directors in 2003.

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003	Exercise Price per Share(1)	Expiration Date(2)		Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Terms(3)
						5%	10%
Stephen D. Cooke	68,454	33%	$13.77	3/21/2013	(4)	$	$

(1)	The exercise price per share for the options was equal to the fair market value of the common shares as of the grant date as determined by our board of directors.
(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.
(3)	Potential realizable values are computed by (1) multiplying the number of common shares subject to a given option by the midpoint of the initial public offering price range of $ per share, (2) assuming that the aggregate share value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (3) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of share price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common share prices.
(4)	Share amounts and exercise prices will be adjusted to reflect a share split which we expect to effect prior to the consummation of this offering.

Aggregate Option Exercises in 2003 and Fiscal Year-End Option Values

The following table sets forth information regarding exercisable and unexercisable stock options held as of December 31, 2003 by each of the named executive officers. None of our named executive officers exercised any options in 2003. The value of unexercised in-the-money options at December 31, 2003, is calculated on a value of $         per share of our common share, which is the midpoint of the range listed on the cover of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Satz	—	—	276,696	138,438	$	$
Maryam H. Muessel	—	—	138,385	69,193	$	$
Edward U. Gilpin	—	—	92,257	46,128	$	$
William T. Tomljanovic	—	—	92,257	46,128	$	$
Stephen D. Cooke	—	—	—	68,454	$	$

Employment Agreements

We currently have employment agreements with each of Michael Satz, Maryam Muessel, Edward Gilpin and William Tomljanovic which will expire in 2004. We have entered into new employment agreements with each of these executive officers which will become effective on the expiration of their current employment agreements. We have also entered into an employment agreement with Stephen Cooke. Both the current and future employment agreements for each these named executive officers are described below.

2001 Employment Agreements

Michael Satz.    On March 1, 2001, we entered into an employment agreement with Michael Satz, under which Mr. Satz agreed to serve as our chief executive officer and chairman of our board of directors. Mr. Satz's employment agreement provides for a three-year term expiring on March 1, 2004. During the term of the agreement, Mr. Satz is paid a base salary of $450,000. Mr. Satz's base salary shall not be decreased at any time or for any purpose during his employment. Mr. Satz is eligible for an annual incentive bonus award. Mr. Satz was also granted options to acquire 415,044 shares of our common shares and is eligible for other long-term incentives at the discretion of our board of directors. Pursuant to the terms of the employment agreement, we also loaned Mr. Satz $2,200,000 for the purchase of 217,714 of our common shares.

The material terms of Mr. Satz's agreement which relate to a change of control, termination for cause and termination as a result of death or disability are substantially identical to his new employment agreement as described below.

If we terminate Mr. Satz's employment without cause or if he terminates his employment with us as a result of a "constructive termination", as defined in the agreement, we are required to pay his base salary through the date of termination, a pro-rata amount of his annual incentive award, a lump-sum payment of all accrued but unused vacation days, any other amounts earned, accrued or owing to Mr. Satz but not yet paid and other benefits in accordance with our applicable plans and programs. We are also required to make a lump-sum severance payment equal to the sum of his annual base salary plus his target annual incentive award.

Mr. Satz is also subject to non-competition and non-solicitation provisions for a period of six months after termination of his employment agreement along with ongoing confidentiality requirements.

Maryam Muessel.    On May 1, 2001 we entered into an employment agreement with Maryam Muessel, under which Ms. Muessel agreed to serve as our chief operating officer. Ms. Muessel's employment agreement provides for a three-year term expiring on May 1, 2004. During the term of the agreement, Ms. Muessel is paid a base salary of $400,000, which shall be reviewed at least annually for increases. Ms. Muessel's base salary will not be decreased at any time or for any purpose during her employment. Ms. Muessel is eligible for an annual incentive bonus award. Ms. Muessel was also granted options to acquire 207,578 shares of our common shares and is eligible for other long-term incentives at the discretion of our board of directors. Pursuant to the terms of the employment agreement, we also loaned Ms. Muessel $1,000,000 for the purchase of 98,961 of our common shares.

The material terms of Ms. Muessel's agreement which relate to a change of control, termination for cause and termination as a result of death or disability are substantially identical to her new employment agreement as described below. Upon the consummation of this offering, all of Ms. Muessel's outstanding and unvested options will immediately vest and become exercisable.

If we terminate Ms. Muessel's employment without cause or if she terminates her employment with us as a result of a "constructive termination", as defined in the agreement, we are required to pay her base salary through the date of termination, a pro-rata annual incentive award for the year in which she was terminated, a lump-sum severance payment equal to the greater of (i) the sum of her annual base salary on the termination date and her target annual incentive award for the year in which she was terminated (with such award deemed to be equal to 75% of her base salary at the time of such termination) and (ii) the excess of the amount of base salary and minimum annual incentive award ($900,000) payable to her through the third anniversary of the effective date of the agreement and over her pro-rata annual incentive award for the year in which she is terminated, a lump-sum payment of all accrued but unused vacation days and payment of any other amounts earned, accrued or owing to Ms. Muessel but not yet paid, and other benefits in accordance with our applicable plans and programs.

Ms. Muessel is also subject to non-competition and non-solicitation provisions for a period of six months after termination of her employment agreement along with ongoing confidentiality requirements.

Edward Gilpin.    On March 1, 2001, we entered into an employment agreement with Edward Gilpin, under which Mr. Gilpin agreed to serve as our chief financial officer and executive vice president. The employment agreement provides for a three-year term expiring on March 1, 2004. During the term of the agreement, Mr. Gilpin is paid a base salary of $300,000, which shall not be decreased at any time or for any purpose during his employment. Mr. Gilpin's base salary will be subject to review by our board at least annually for increases. Mr. Gilpin was also granted options to acquire 138,385 of our common shares and is eligible for other long-term incentives in the discretion of our board of directors. Pursuant to the terms of the employment agreement, we have also loaned Mr. Gilpin $500,000 for the purchase of 49,481 of our common shares. Mr. Gilpin is also eligible for an annual incentive bonus award.

The material terms of Mr. Gilpin's agreement which relate to a change of control, termination for cause and termination as a result of death or disability are substantially identical to his new employment agreement as described below.

If we terminate Mr. Gilpin's employment without cause or if he terminates his employment with us as a result of a "constructive termination", as defined in the agreement, we are required to pay his accrued base salary, a pro-rata amount of this annual incentive award, a lump-sum severance payment of his annual base salary on the date of termination plus his target annual incentive award, a lump-sum payment of all accrued but unused vacation days, and payment of any other amounts earned, accrued or owing to Mr. Gilpin but not yet paid, and other benefits in accordance with our applicable plans and programs.

Mr. Gilpin is also subject to non-competition and non-solicitation provisions for a period of six months after termination of his employment agreement along with ongoing confidentiality requirements.

William Tomljanovic.    On March 1, 2001, we entered into an employment agreement with William Tomljanovic, under which he agreed to such as our executive vice president. The employment agreement provides for a three-year term expiring on March 1, 2004. During the term of the agreement, Mr. Tomljanovic is paid a base salary of $300,000, which shall not be decreased at any time or for any purpose during his employment and which will be reviewed at least annually for increases. Mr. Tomljanovic was also granted options to acquire 138,385 of our common shares and is eligible for other long-term incentives at the discretion of our board of directors. Pursuant to the terms of the employment agreement, we have also loaned Mr. Tomljanovic $500,000 for the purchase of 49,481 of our common shares. Mr. Tomljanovic is also eligible for an annual incentive bonus award.

The remaining material terms of Mr. Tomljanovic's employment agreement are substantially identical to Mr. Gilpin's employment agreement described above.

2004 Employment Agreements

Michael Satz.    On February 11, 2004, we entered into an employment agreement with Michael Satz, under which Mr. Satz agreed to serve as our chief executive officer and deputy chairman of our board of directors. The effective date of the agreement is May 1, 2004. The employment agreement provides for a three-year term expiring on May 1, 2007 followed by additional automatic one-year terms unless either party to the agreement provides the other party with six months' advance written notice of its intent to terminate the employment. During the term of the agreement, Mr. Satz will be paid a base salary of $450,000, which will be increased to $750,000 on May 1, 2005. At the time of signing of the agreement, Mr. Satz received an execution award in the amount of $400,000. Mr. Satz is also eligible for an annual incentive bonus award. In addition, simultaneously with the closing of this offering, we shall grant Mr. Satz options, exercisable at the initial public offering price, to purchase 0.4% of our fully diluted common shares outstanding immediately after the consummation of this offering.

Mr. Satz is entitled to certain rights if the composition of our board of directors changes in specified ways, if any single person or entity is able to elect a majority of the members of our board,

upon specified changes in our beneficial ownership, or if our shareholders approve specified liquidation, sale or merger transactions that result in a change in our ownership or of all or substantially all of our assets. We refer to these events as "change of control" events. If a change of control event occurs during his employment, then (i) all company stock options shall become fully vested and nonforfeitable, except that any options granted simultaneously with the consummation of this offering shall not vest upon the consummation of this offering; and (ii) Mr. Satz shall have the continued right to exercise each outstanding stock option, including any portion of his options vesting prior to or upon the change of control, to the extent permitted by the applicable plan or grant document.

If we terminate Mr. Satz's employment for "cause", as defined in the agreement, we are required to pay his base salary through the date of termination, a lump-sum payment of all accrued but unused vacation days at the base salary rate in effect on the date of termination, any other amounts earned, accrued or owing to him but not yet paid and other benefits in accordance with our applicable plans and programs.

If we terminate Mr. Satz's employment without cause or if he terminates as a result of a "constructive termination", as defined in the agreement, we are required to pay his base salary through the date of termination, a pro-rata annual incentive award, a lump-sum payment of all accrued but unused vacation days at the base salary rate in effect on the date of termination, any other amounts earned, accrued or owing to the executives but not yet paid and other benefits in accordance with our applicable plans and programs. All company stock options will immediately vest and remain exercisable for the remainder of their stated terms. If Mr. Satz is terminated after a change of control event or on or after May 1, 2005, we are required to pay him with a lump-sum severance payment of 125% of one year of his annual base salary as of the termination date plus his target annual incentive award.

Mr. Satz is also subject to non-competition and non-solicitation provisions along with ongoing confidentiality requirements. Mr. Satz has agreed that for a period of six months after termination of his employment (except if he is terminated before May 1, 2005), he shall not directly or indirectly (i) in any capacity similar to the capacity in which he was employed by us or otherwise competitive with us, engage, enter into or attempt to enter into a "restricted business" in the U.S. or other jurisdictions in which we conduct business or are planning to conduct business within the next one year or (ii) induce or attempt to persuade any former or then-current employee, agent, manager, consultant or director of our company to terminate such employment or other relationship in order to enter into any business relationship or business combination with him in competition with our business. A "restricted business" is defined as a financial guaranty insurance or specialized surety business, whether existing or to be formed, without regard to its claims-paying ability, which competes in any manner with our business.

Maryam Muessel.    On February 11, 2004, we entered into a employment agreement with Maryam Muessel, under which Ms. Muessel has agreed to serve as our chief operating officer. The effective date of the agreement is May 1, 2004. Ms. Muessel's employment agreement provides for a three-year term expiring on May 1, 2007 followed by additional automatic one-year terms unless either party to the agreement provides the other party with six months' advance written notice of its intent to terminate the agreement. During the term of the agreement, Ms. Muessel will be paid a base salary of $600,000. Ms. Muessel is also eligible for an annual incentive bonus. In addition, simultaneously with the closing of this offering, we shall grant Ms. Muessel options, exercisable at the initial public offering price, to purchase 0.4% of our fully diluted common shares outstanding immediately after the consummation of this offering.

If a change of control event (as defined above) occurs during Ms. Muessel's employment, then (i) all company stock options shall become fully vested and nonforfeitable, except that any options granted simultaneously with the consummation of this offering shall not vest upon the consummation of this offering; and (ii) Ms. Muessel shall have the continued right to exercise each outstanding stock option, including any portion of her options vesting prior to or upon the change of control, to the extent permitted by the applicable plan or grant document.

If we terminate Ms. Muessel's employment for "cause", as defined in the agreement, we are required to pay her base salary through the date of termination, a lump-sum payment of all accrued but unused vacation days at the base salary rate in effect on the date of termination, any other amounts earned, accrued or owing to her but not yet paid and other benefits in accordance with our applicable plans and programs.

If we terminate Ms. Muessel's employment without cause or if she terminates as a result of a "constructive termination", as defined in the agreement, we are required to pay her base salary through the date of termination, a pro-rata annual incentive award for the year in which she was terminated, a lump-sum severance payment equal to the greater of (x) 120% of one year of her annual base salary as of the termination date or (y) her base salary and annual incentive award for the remaining term of her agreement, a lump-sum payment of all accrued but unused vacation days at the base salary rate in effect on the date of termination, any other amounts earned, accrued or owing to Ms. Muessel but not yet paid and other benefits in accordance with our applicable plans and programs. All company stock options will immediately vest and remain exercisable for the remainder of their stated terms.

Ms. Muessel is also subject to non-competition and non-solicitation provisions along with ongoing confidentiality requirements. Ms. Muessel has agreed that through a period of six months after termination of her employment, she shall not directly or indirectly (i) in any capacity similar to the capacity in which she was employed by us or otherwise competitive with us, engage, enter into or attempt to enter into a restricted business (as defined above) in the U.S. or other jurisdictions in which we conduct business or are planning to conduct business within the next one year or (ii) induce or attempt to persuade any former or then-current employee, agent, manager, consultant or director of our company to terminate such employment or other relationship in order to enter into any business relationship or business combination with her in competition with our business.

Edward Gilpin.    On February 11, 2004, we entered into an employment agreement with Edward Gilpin, under which Mr. Gilpin has agreed to serve as our chief financial officer and executive vice president. The effective date of the agreement is March 1, 2004. The employment agreement provides for a three-year term expiring on March 1, 2007 followed by automatic additional one-year terms unless either party to the agreement provides the other party with six months' advance written notice of its intent to terminate the agreement. During the term of the agreement, Mr. Gilpin will be paid a base salary of $350,000. Mr. Gilpin's base salary will be subject to review by our board at least annually for increases. Upon consummation of this offering, Mr. Gilpin's base salary will be increased by $50,000. Mr. Gilpin is also eligible for an annual incentive bonus award. In addition, simultaneously with the closing of this offering, we shall grant Mr. Gilpin options, exercisable at the initial public offering price, to purchase 0.4% of our fully diluted common shares outstanding immediately after the consummation of this offering.

If a change of control event (as defined above) occurs during Mr. Gilpin's employment, then (i) all company stock options shall become fully vested and nonforfeitable, except that any options granted simultaneously with the consummation of this offering shall not vest upon the consummation of this offering; and (ii) Mr. Gilpin shall have the continued right to exercise each outstanding stock option, including any portion of his options vesting prior to or upon the change of control, to the extent permitted by the applicable plan or grant document.

If we terminate Mr. Gilpin's employment for "cause", as defined in the agreement, we are required to pay his base salary through the date of termination, a lump-sum payment of all accrued but unused vacation days at the base salary rate in effect on the date of termination, any other amounts earned, accrued or owing to him but not yet paid and other benefits in accordance with our applicable plans and programs.

If we terminate Mr. Gilpin's employment without cause or if he terminates as a result of a "constructive termination", as defined in the agreement, we are required to pay his accrued base salary, a pro-rata annual incentive award, a lump-sum severance payment equal to one year of his annual base salary on the date of termination, a lump-sum payment of all accrued but unused vacation days at the base salary rate in effect on the date of termination, any other amounts earned, accrued or owing to Mr. Gilpin but not yet paid and other benefits in accordance with our applicable plans and programs. All company stock options will immediately vest and remain exercisable for the remainder of their stated terms.

Mr. Gilpin is also subject to non-competition and non-solicitation non-compete provisions along with ongoing confidentiality requirements. Mr. Gilpin has agreed that through a period of six months after termination of his employment, he shall not directly or indirectly (i) in any capacity similar to the capacity in which he was employed by us or otherwise competitive with us, engage, enter into or attempt to enter into a restricted business (as defined above) in the U.S. or other jurisdictions in which we conduct business or are planning to conduct business within the next one year or (ii) induce or attempt to persuade any former or then-current employee, agent, manager, consultant or director of our company to terminate such employment or other relationship in order to enter into any business relationship or business combination with him in competition with our business.

William Tomljanovic.    On February 11, 2004, we entered into an employment agreement with William Tomljanovic, under which he has agreed to serve as our executive vice president. The effective date of the agreement is March 1, 2004. The employment agreement provides for a three-year term expiring on March 1, 2007 followed by automatic additional one-year terms unless either party to the agreement provides the other party with six months' advance written notice of its intent to terminate the agreement. During the term of the agreement, Mr. Tomljanovic will be paid a base salary of $350,000. Upon consummation of this offering, Mr. Tomljanovic's base salary will be increased by $50,000. Mr. Tomljanovic is also eligible for an annual incentive bonus award. In addition, simultaneously with the closing of this offering, we shall grant Mr. Tomljanovic options, exercisable at the initial public offering price, to purchase 0.4% of our fully diluted common shares outstanding immediately after the consummation of this offering.

The remaining material terms of Mr. Tomljanovic's employment agreement are substantially identical to Mr. Gilpin's employment agreement described above.

Stephen Cooke.    On March 17, 2003, we and Stephen Cooke entered into an employment letter agreement outlining the terms of his employment as our general counsel. Under the terms of Mr. Cooke's agreement, he is paid a base salary of $250,000 and is eligible for a merit bonus award for 2003 equal to 100% of his base salary. Mr. Cooke was also granted options to acquire 68,454 of our common shares. Mr. Cooke also received an execution award in the amount of $50,000 payable upon commencement of his employment.

Compensation of Directors

Our directors currently do not receive cash compensation for their services as directors or members of committees of the board of directors, but are reimbursed for their reasonable expenses incurred in attending meetings of the board of directors. In the future we expect to compensate our directors at levels commensurate with market practice.

Compensation Committee Interlocks and Insider Participation

During 2003, the members of our compensation committee included Warren Stephens, David Barse, Steven Gruber and our Chief Executive Officer, Michael Satz. Warren Stephens is the President, Chief Executive Officer and Director of Stephens Inc. and Stephens Group, Inc., an investor in our company. See "Certain Relationships and Related Transactions—Transactions with Stephens." As of November 24, 2003, Mr. Stephens and Mr. Satz resigned from and John G. Berylson was appointed to our compensation committee.

In 2003, none of our executive officers served as a director or member of the compensation committee of another entity whose executive officers had served on our board of directors or on our compensation committee.

Employee Plans

    Omnibus Incentive Compensation Plan

A description of the provisions of our Omnibus Incentive Compensation Plan is set forth below. In this summary, the Omnibus Incentive Compensation Plan is referred to as the incentive compensation plan. This summary is qualified in its entirety by the detailed provisions of the incentive compensation plan. You may refer to the exhibits that are a part of the registration statement of which this prospectus is a part for a copy of the incentive compensation plan.

Our board of directors approved the incentive compensation plan on February 28, 2001 and our members approved it on June 13, 2001. The objectives of the incentive compensation plan are to optimize our profitability and growth by linking the personal interests of our employees and outside directors to our interests, to provide our employees and outside directors with incentives for excellence in individual performance, and to promote teamwork amongst our employees and outside directors. Further, the incentive compensation plan provides us with the flexibility to motivate and attract personnel who make significant contributions to our success.

As of December 31, 2003 the number of common shares reserved for issuance under the incentive compensation plan was 2,122,076. As of December 31, 2003, options with respect to 2,015,212 common shares were outstanding under the incentive compensation plan and 106,864 shares were available for issuance. On February 11, 2004, our board amended the incentive compensation plan, subject to shareholder approval, to increase the number of common shares reserved for issuance by an amount equal to 5.1% of our fully diluted common shares outstanding immediately after the consummation of this offering (excluding the underwriters' over-allotment option).

Administration.    The incentive compensation plan is administered by the compensation committee of our board of directors. Subject to the terms of the incentive compensation plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the incentive compensation plan.

Source of Shares.    The common shares issued under the incentive compensation plan consists of authorized but unissued shares and treasury shares.

Eligibility. Awards may be made under the incentive compensation plan to our employees, our affiliates' or subsidiaries' employees, and our outside directors.

Amendment or Termination of the Plan.    While our board of directors may terminate or amend the incentive compensation plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards without the written consent of such grantees. Unless terminated earlier, the incentive compensation plan will terminate when all of the common shares reserved for issuance under the incentive compensation plan have been purchased or acquired, but will continue to govern unexpired awards. Amendments will be submitted for shareholder approval to the extent required by applicable law.

Options.    The incentive compensation plan permits the granting of options to purchase common shares intended to qualify as incentive stock options under the Internal Revenue Code, referred to as incentive stock options, and stock options that do not qualify as incentive stock options, referred to as non-qualified stock options.

The exercise price of each stock option is determined by the compensation committee. The term of each stock option is fixed by the compensation committee. The term of an incentive stock option may not exceed 10 years from the option's date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments.

In general, an optionee may pay the exercise price of an option by cash or its equivalent, by tendering common shares (which if acquired from us have been held by the optionee for at least six months), by a promissory note or by means of a broker-assisted cashless exercise.

Stock options granted under the incentive compensation plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified stock options pursuant to the terms of the respective non-qualified stock option award agreements.

Other Awards.    The compensation committee may also grant under the incentive compensation plan other types of awards. These awards include share appreciation rights, restricted share,

performance shares, performance units, and cash-based awards. Only options have been granted under the incentive compensation plan to date.

Effect of Extraordinary Corporate Transactions.    In general, options granted under the incentive compensation plan will be fully vested in the event of a "change of control," as such term is defined in the incentive compensation plan and associated option award agreements.

Adjustments for Share Dividends and Similar Events.    The compensation committee will make appropriate adjustments in outstanding awards and in the number of shares available for issuance under the incentive compensation plan, including the individual limitations on awards, to reflect common share dividends, share splits, spin-offs and other similar events.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding beneficial ownership of our common shares as of April 1, 2004, and as adjusted to reflect the sale of the common shares offered by this prospectus, by:

•	Each person known by us to be the beneficial owner of more than 5% of our common shares;

•	Each of our named executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC and assumes the underwriters do not exercise their over-allotment option. The information does not necessarily indicate beneficial ownership for any other purpose. Common shares subject to options and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days after April 1, 2004, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. All outstanding convertible preference shares and senior convertible preferred shares automatically convert into common shares immediately prior to the consummation of this offering.

Percentage of beneficial ownership is based on 5,885,766 of our common shares outstanding as of April 1, 2004, and          common shares outstanding upon consummation of this offering.

Beneficial Owner	Number of Common Shares Beneficially Owned Prior to the Offering	Percentage of Outstanding Common Shares Before the Offering(1)	Number of Common Shares Beneficially Owned Following the Offering	Percentage of Outstanding Common Shares Following the Offering(1)
5% Shareholders
Stephens Group, Inc. (2) 111 Center Street Little Rock, AR 72201	3,046,241	40.1%
Third Avenue Trust (3) 622 Third Avenue, 32nd floor New York, NY 10017	2,801,932	34.9%
Chestnut Hill ACA, LLC (4) 60 Williams Street, Suite 230 Wellesley, MA 02481	2,258,059	33.2%
Insurance Partners Entities (5) 54 Thompson Street New York, NY 10012	1,337,822	22.7%
Transamerica Life Insurance Company (6)	581,858	9.1%
4333 Edgewood Road N.E. Cedar Rapids, IA 52499
Life Investors Insurance Company of America (7)	581,858	9.1%
4333 Edgewood Road N.E. Cedar Rapids, IA 52499

Beneficial Owner	Number of Common Shares Beneficially Owned Prior to the Offering	Percentage of Outstanding Common Shares Before the Offering(1)	Number of Common Shares Beneficially Owned Following the Offering	Percentage of Outstanding Common Shares Following the Offering(1)
BankAmerica Investment Corporation (8)	494,806	7.8%
600 Montgomery Street San Francisco, CA 94111
FW ACA Investors, L.P.(9)	494,806	7.8%
Directors and Executive Officers
John G. Berylson (10)	2,258,059	33.2%
Michael E. Satz (11)	632,758	10.0%
Maryam H. Muessel (12)	306,539	5.0%
Edward U. Gilpin (13)	187,866	3.1%
William T. Tomljanovic (14)	187,866	3.1%
Stephen D. Cooke (15)	45,636	*
David M. Barse (16)	2,801,932	34.9%
Bradley E. Cooper(17)	1,337,822	22.7%
Steven B. Gruber (18)	1,337,822	22.7%
Curtis R. Jensen (19)	2,801,932	34.9%
Demos Kouvaris (20)	2,258,059	33.2%
Douglas H. Martin (21)	0	*
Mani Sadeghi	0	*
Warren A. Stephens (22)	0	*
All Executive Officers and Directors as a Group (14 persons) (23)	14,156,291%

•	Unless otherwise indicated in the footnotes, the address of each of the beneficial owners identified is c/o American Capital Access Holdings Limited, 44 Church Street, Hamilton Hm 12, Bermuda.
*	Less than 1% of our outstanding common shares.
(1)	Our bye-laws will limit the total voting power of any shareholder owning 10% or more of the total combined voting power of our issued common shares. See "Description of Our Share Capital—Limitation on Voting Rights."
(2)	The principal stockholders of Stephens Group, Inc. are the Jackson T. Stephens Trust No. One UID 1/4/88, Jackson T. Stephens as trustee, and the Bess C. Stephens Trust UID 1/4/85, Bess C. Stephens as trustee. Warren A. Stephens, one of our directors, is a director and an officer of Stephens Group, Inc. and its subsidiary Stephens Inc. Douglas H. Martin, another of our directors, is an officer of Stephens Group, Inc. Includes 1,708,419 common shares issuable upon conversion of convertible preference shares and senior convertible preferred shares, all of which will automatically convert into common shares immediately prior to this consummation of the offering. The address of each of the above named persons is c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas, 72201.
(3)	Consists of shares beneficially owned by Third Avenue Value Fund Series of the Third Avenue Trust, an investment company registered under the Investment Company Act of 1940. Third Avenue Management LLC is the investment advisor of Third Avenue Trust. Third Avenue Management LLC is 60% owned by Affiliated Managers Group, Inc., a NYSE listed company. Includes 2,133,021 common shares issuable upon conversion of convertible preference shares and senior convertible preferred shares, all of which will automatically convert into common shares immediately prior to the consummation of this offering.

(4)	Includes 920,237 common shares issuable upon the conversion of convertible preference shares, all of which will automatically convert into common shares immediately prior to the consummation of this offering. Chestnut Hill ACA, LLC is indirectly wholly owned by Chestnut Hill Ventures LLC, which we refer to as Chestnut Hill Ventures. JD Capital Partners LLC is the manager of Chestnut Hill and is owned equally by Mr. Berylson and Demos Kouvaris, two of our directors.
(5)	Consists of 855,544 common shares held by Insurance Partners, L.P., which we refer to as Insurance Partners, and 471,522 common shares held by Insurance Partners Offshore (Bermuda), L.P., we refer to Insurance Partners Offshore and Insurance Partners as the Insurance Partners Entities. Bradley E. Cooper, Steven B. Gruber and Robert A. Spass have voting and investment power over securities held by the Insurance Partners Entities.
(6)	Includes 247,403 common shares issuable upon conversion of convertible preference shares, all of which will automatically convert into common shares immediately prior to the consummation of this offering. Transamerica Life Insurance Company is wholly owned by AEGON, N.V.
(7)	Includes 247,403 common shares issuable upon conversion of convertible preference shares, all of which will automatically convert into common shares immediately prior to the consummation of this offering. Life Investors Insurance Company of America is wholly owned by AEGON, N.V.
(8)	Consists of 494,806 common shares issuable upon conversion of convertible preference shares, all of which will automatically convert into common shares immediately prior to the consummation of this offering. BankAmerica Investment Corporation is wholly owned by Bank of America Corporation.
(9)	Consists of 494,806 common shares issuable upon conversion of convertible preference shares, all of which will automatically convert into common shares immediately prior to the consummation of this offering. The general partner of FW ACA Investors, L.P. is Group III 31, L.L.C., whose sole owner and manager is J. Taylor Crandall.
(10)	Consists of 2,258,059 common shares beneficially owned by Chestnut Hill ACA, LLC.
(11)	Includes 415,044 common shares issuable upon the exercise of outstanding stock options currently exercisable or exercisable within 60 days of April 1, 2004.
(12)	Includes 207,578 common shares issuable upon the exercise of outstanding stock options exercisable within 60 days of April 1, 2004.
(13)	Includes 138,385 common shares issuable upon the exercise of outstanding stock options currently exercisable or exercisable within 60 days of April 1, 2004.
(14)	Includes 138,385 common shares issuable upon the exercise of outstanding stock options currently exercisable or exercisable within 60 days of April 1, 2004.
(15)	Consists of 45,636 common shares issuable upon exercise of outstanding stock options exercisable within 60 days of April 1, 2004.
(16)	Consists of 2,801,932 shares beneficially owned by Third Avenue Trust. Mr. Barse is the President and Chief Operating Officer of Third Avenue Management LLC, the investment advisor of Third Avenue Value Fund Series. Mr. Barse disclaims beneficial ownership of these shares.
(17)	Consists of 1,337,822 common shares held by the Insurance Partners Entities which shares may be deemed to be beneficially owned by Mr. Cooper.
(18)	Consists of 1,337,822 common shares held by the Insurance Partners Entities, which shares may be deemed to be beneficially owned by Mr. Gruber.

(19)	Consists of 2,801,932 shares beneficially owned by Third Avenue Trust. Mr. Jensen is the Co-Chief Investment Officer of Third Avenue Management LLC, the investment advisor of Third Avenue Value Fund Series. Mr. Jensen disclaims beneficial ownership of these shares.
(20)	Consists of 2,258,059 shares beneficially owned by Chestnut Hill ACA, LLC. Mr. Kouvaris disclaims beneficial ownership of these shares.
(21)	Douglas H. Martin, one of our directors, is an officer of Stephens Group, Inc.
(22)	Warren A. Stephens, one of our directors, is a director and an officer of Stephens Group, Inc. and its subsidiary Stephens Inc.
(23)	Includes common shares issuable upon the exercise of outstanding stock options exercisable within 60 days of April 1, 2004 or upon the completion of this offering and common shares issuable upon conversion of convertible preference shares and senior convertible preferred shares which will automatically convert immediately prior to the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Stephens.    Two of our directors, Messrs. Stephens and Martin are executive officers of Stephens Group, Inc., an investor in our company. As of April 1, 2004, Stephens Group, Inc. was the beneficial owner of approximately 40% of our common shares.

On March 26, 2002, we replaced one of the investment managers of ACA Financial Guaranty's investment portfolio with Stephens Capital Management Division, or SCM, an affiliate of Stephens Group, Inc. Pursuant to a Fixed Income Investment Management Agreement, dated March 26, 2002, between us and Stephens, Inc., SCM provides us with investment advice, management services and other functions, such as brokerage, clearance and settlement services. We incurred investment management fees to SCM totaling approximately $94,900 in 2002 and approximately $151,141 in 2003.

Transactions with Bank of America.    In February 2001, Banc of America Securities, LLC, an affiliate of Bank of America Investment Corporation, acted as placement agent in connection with the issuance by us of convertible preference shares and convertible preferred shares. We paid Banc of America Securities, LLC $1,143,171 for these services. As of April 1, 2004, BankAmerica Investment Corporation was the beneficial owner of approximately 8% of our common shares.

In May 2003, Banc of America Securities, LLC, an affiliate of Bank of America Investment Corporation, acted as placement agent in connection with the origination of one of our proprietary CDOs. We paid Banc of America Securities, LLC a total of approximately $3,538,708 in placement and structuring fees and expenses.

Transactions with executive officers.    Gordon Muessel, the husband of our Chief Operating Officer, Maryam Muessel, is a managing partner in the Libertas Group, a placement and consulting firm. Libertas Group has acted on behalf of our company in connection with the hiring of several of our employees. For these services, we paid Libertas Group, approximately $88,750 in 2002 and approximately $72,500 in 2003. Libertas Group does not currently provide services to our company and will not do so in the future.

    Indebtedness of Management

Michael Satz, Chief Executive Officer.    Pursuant to an employment contract approved by the board of directors in 2001, Michael Satz purchased 217,714 of our common shares in exchange for a $2.2 million 10-year promissory note, dated April 18, 2001, payable to us. The promissory note accrues interest at either the 10-year U.S. Treasury rate or the 10-year U.S. Treasury rate plus 4%. Principal and interest on the note are payable on February 28 of each year starting in 2002. As of December 31, 2003 and March 31, 2004 the outstanding principal balance and unpaid accrued interest on the note, including default interest and past due interest from past due payments at December 31, 2003, totaled approximately $2,552,156 and $2,402,862, respectively. As of the date hereof, all past due amounts have been paid in full.

Upon Michael Satz's employment with us in 2001, we agreed to guarantee payments of any amounts charged by Mr. Satz on a corporate credit card and Mr. Satz agreed to reimburse us for any personal amounts charged to his corporate credit card and paid by us. As of December 31, 2003, the outstanding amounts under this arrangement, together with accrued interest, totaled $225,994. On February 11, 2004, Mr. Satz made a payment to us of all outstanding amounts under this arrangement and we discontinued the guarantee arrangement.

Maryam Muessel, Chief Operating Officer.    Maryam Muessel purchased 98,961 of our common shares in exchange for a $1 million 10-year promissory note, dated June 29, 2001, payable to us. The promissory note accrues interest at the 10-year U.S. Treasury rate. Principal and interest on the note are payable on February 28 of each year starting in 2004. In accordance with the terms of the promissory note, no principal or interest payments were made in 2001, 2002 or 2003. As of December 31, 2003 and March 31, 2004, the outstanding principal balance and unpaid accrued interest on the note totaled approximately $1,115,773 and $899,859, respectively.

Edward Gilpin, Chief Financial Officer, Executive Vice President.    Pursuant to an employment contract approved by the board of directors in 2001, Edward Gilpin purchased 49,481 of our common shares in exchange for a $500,000 10-year promissory note payable to us. The promissory note accrues interest at the 10-year U.S. Treasury rate. Principal and interest on the note are payable on February 28 of each year starting in 2004. In accordance with the terms of the promissory note, no principal or interest payments were made in 2001, 2002 or 2003. As of December 31, 2003 and March 31, 2004, the outstanding principal balance and unpaid accrued interest on the note totaled approximately $557,458 and $390,207, respectively.

William Tomljanovic, Executive Vice President.    Pursuant to an employment contract approved by the board of directors in 2001, William Tomljanovic purchased 49,481 of our common shares in exchange for a $500,000 10-year promissory note payable to us. The promissory note accrues interest at the 10-year U.S. Treasury rate. Principal and interest on the note are payable on February 28 of each year starting in 2004. In accordance with the terms of the promissory note, no principal or interest payments were made in 2001, 2002 or 2003. As of December 31, 2003 and March 31, 2004, the outstanding principal balance and unpaid accrued interest on the note totaled approximately $557,458 and $371,396, respectively.

DESCRIPTION OF OUR SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our amended and restated bye-laws. A copy of our bye-laws is incorporated by reference into the registration statement of which this prospectus is a part.

General

Upon the consummation of this offering, our authorized share capital will consist of 130,000,000 common shares and 20,000,000 preferred shares, par value $0.0177 per share, of which          common shares will be outstanding (assuming the underwriters' over-allotment option is not exercised).

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. The quorum for any meeting of our shareholders is two or more persons present in person and representing in person or by proxy the majority of the aggregate voting power of our company. Subject to the limitation on voting rights described below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Most matters to be approved by holders of common shares require approval by a simple majority vote cast at a meeting where quorum is present. However, the holders of at least 75% of the common shares voting in person or by proxy at a meeting must generally approve a merger or consolidation with another company. In addition, a resolution to remove our auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of our shareholders. The rights attached to any class of shares, common or preferred, may be varied with the consent in writing of the holders of at least 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class in accordance with the Companies Act.

In the event of a liquidation, dissolution or winding-up of our company, the holders of our common shares are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

Limitation on Voting Rights

Each common share has one vote on a poll of the shareholders, except that, if and for as long as the number of issued Controlled Shares (as defined below) attributable to any person would constitute 10% or more of the total combined voting power of our issued common shares and any of our other class or classes of shares conferring voting rights on the holder thereof (before giving effect to the provision as described below), each issued Controlled Share attributable to such person, regardless of the identity of the registered holder thereof, will confer a fraction of a vote as determined by the following formula:

(T-C) ÷ (9.102 x C)

Where	(1)	"T" is the aggregate number of votes conferred by all the issued common shares, any other class that confers voting rights, immediately prior to the application of the formula with respect to such issued Controlled Shares, adjusted to take into account any prior reduction taken with respect to any issued Controlled Shares pursuant to the "sequencing provision" described below; and

(2)	"C" is the number of votes attributable to the Controlled Shares attributable to such person. "Controlled Shares" of any person refers to all common shares and shares of any other class or classes of shares of the company conferring voting rights owned by that person, whether (i) directly; or (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of sections 958(a) and 958(b) of the Internal Revenue Code.

The formula will be applied successively as many times as may be necessary to ensure that no person will be a 10% Shareholder (as defined below) at any time, or the "sequencing provision". For the purposes of determining the votes exercisable by shareholders as of any date, the formula first will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the formula will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. The formula will be applied iteratively thereafter to ensure that no person will be a 10% Shareholder. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued common shares and any other class or classes of shares of the company conferring voting rights as of such date, as reduced by the application of the formula to any issued shares of any shareholder with a larger number of total Controlled Shares as of such date. "10% Shareholder" means a person who owns, in the aggregate, (i) directly or (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Internal Revenue Code, common shares and any other class or classes of shares of the company conferring voting rights on such person representing 10% or more of the total combined voting rights attaching to all issued shares.

Our directors are empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of common shares, the names of persons having beneficial ownership of the shareholder's common shares, relationships, associations or affiliations with other shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. Our directors may disregard the votes attached to the common shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

Our directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the common shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% Shareholder at any time.

Restrictions on Transfer

Our bye-laws contain several provisions restricting the transferability of common shares. Our directors are required to decline to register a transfer of common shares if they have reason to believe that the result of such transfer would be that any person would become or continue to be a 10% Shareholder without giving effect to the limitation on voting rights described above. Similar restrictions apply to our ability to issue or repurchase common shares.

Our directors also may, in their absolute discretion, decline to register the transfer of any common shares if they have reason to believe (i) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (ii) that registration of the transfer under the Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. In addition, our directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.

We are authorized to request information from any holder or prospective acquiror of common shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

Conyers Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any common shares purchased that violate the restrictions and as to the transfer of which registration is refused. The proposed transferor of those common shares will be deemed to own those common shares for dividend, voting and reporting purposes until a transfer of such common shares has been registered on the register of shareholders of our company.

If our directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within 30 days of such refusal. Our bye-laws also provide that our board of directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

The voting restrictions and restrictions on transfer described above may have the effect of delaying, deferring or preventing a change in control of our company.

Preferred Shares

Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval which, if any preferred shares are issued, will include restrictions on voting and transfer intended to avoid having us constitute a "controlled foreign corporation" for U.S. federal income tax purposes. If our board of directors issues preferred shares conferring any voting rights, it will amend our bye-laws to apply the limitations on the voting rights discussed above under "—Limitation on Voting Rights" to those preferred shares. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of our company. The issuance of preferred shares could also adversely affect the voting power of the holders of our common shares, deny such holders the receipt of a premium on their common shares in the event of a tender or other offer for the common shares and depress the market price of the common shares. We have no current plans to issue any preferred shares.

Registration Rights Agreements

Generally

Certain of our existing shareholders, who will collectively hold approximately                      of our common shares after consummation of the offering, including members of our management, are entitled to certain rights with respect to the registration of such shares under the Securities Act pursuant to a Registration Rights Agreement dated as of September 23, 1997 and a Registration Rights Agreement dated as of February 28, 2001.

Demand Rights

Under the terms of our Registration Rights Agreements, at any time following 180 days after the consummation of this offering, holders of our registrable securities (as defined in the Registration Rights Agreements) have the right, subject to certain limitations, to demand the registration of all or a part of their common shares. Under the agreements, no party may exercise their right to demand registration of any common shares if we have registered any shares pursuant to a demand by any party to that agreement in the preceding six months of the new demand. Furthermore, we are only obligated to effect a total of up to two such "demand" registrations under each agreement, provided, however, that any such registration statement that we file in response to such a demand must remain effective for the earlier of 180 days or until the date on which all of the securities registered under such registration statement have been sold.

Piggyback Rights

Subject to the exceptions and limitations set forth in the Registration Rights Agreements, the holders of registrable securities under the agreements have unlimited piggyback registration rights, subject to cutback at the option of the underwriters of that particular offering.

S-8 Registration Rights

We have agreed to use commercially reasonable efforts to file no later than 90 days following the consummation of this offering a registration statement on Form S-8 covering the common shares issuable upon exercise of options granted under all our stock option plans.

Bye-laws

Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and the winding-up of our company.

Our bye-laws provide that our board of directors shall consist of three approximately equal classes, each class (after the initial class) to be elected to serve for a three year term. Shareholders may only remove a director for cause prior to the expiration of that director's term at a special meeting of shareholders at which a majority of the holders of shares voting thereon vote in favor of that action. A special meeting of shareholders may be convened by the chairman or any two directors or any director and the secretary or on the request of shareholders holding not less than 10% of the paid-up share capital of our company that carries the right to vote at general shareholders' meetings. For a description of the number and term of our Directors, see "Management."

Our bye-laws also provide that if our board of directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the board of directors determines it is necessary to avoid such adverse or potential adverse consequences. We will also be entitled to assign this repurchase right to one or more third parties, including other shareholders. The price to be paid for such shares will be the fair market value of such shares.

Transfer Agent

Our registrar and transfer agent for the common shares is Mellon Investor Services LLC.

Listing

We intend to apply to have our common shares listed on the New York Stock Exchange under the symbol "ACA."

Differences in Corporate Law

The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors.    Under Bermuda law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any director or officer of us for any act or failure to act in the performance of such director's or officer's duties, except this waiver does not extend to any claims or rights of action that arise out of fraud or dishonesty on the part of such director or officer.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule." If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second-guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Director.    Under Bermuda law, transactions we enter into in which a director has an interest are not voidable by us, nor can the interested director be liable to us for any profit realized pursuant to such transactions, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such a transaction would be voidable unless (i) the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, (ii) the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the shareholders. Under Delaware law, the interested director could be held liable for a transaction in which that director derived an improper personal benefit.

Dividends.    Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company's assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to insurance laws and other regulatory constraints. See "Dividend Policy" and "Regulation."

Under Delaware law, subject to any restrictions contained in the company's certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Mergers and Similar Arrangements.    We may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of continuance. We may, with the approval of at least 75% of the votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. A shareholder who did not vote in favor of the amalgamation may apply to a Bermuda court for a proper valuation of his or her shares if he or she is not satisfied that fair value has been offered for those shares. The court would not be expected to disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired; (ii) in exchange for the outstanding stock of the corporation to be acquired; (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation; or (iv) in a merger in which the corporation's certificate of incorporation is not amended and the corporation issues less than 20% of its common stock outstanding prior to the merger.

Takeovers.    Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholder's Suit.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda.

However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of continuance or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any director or officer for any action or failure to act in the performance of such director's or officer's duties, except such waiver shall not extend to claims or rights of action that arise out of any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors.    Our bye-laws provide for indemnification of our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records.    Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include our memorandum of continuance (including our objects and powers) and alterations to our memorandum of continuance, including any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

Approval of Corporate Matters by Written Consent.    Under Bermuda law, the Companies Act provides that shareholders may take action by written consent with 100% shareholders' consent required. Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

Amendment of Bye-Laws.    Consistent with the Companies Act, our bye-laws provide that the bye-laws may only be rescinded, altered or amended, upon approval by a resolution of our board of directors and by a resolution of our shareholders.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bye-laws of a corporation.

Enforcement of Judgments and Other Matters.    We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated upon the civil liability provisions of the United States federal securities laws and (2) original actions brought in Bermuda against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda's public policy.

Staggered Board of Directors.    Under Bermuda law, the Companies Act does not contain statutory provisions specifically mandating staggered board arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the bye-laws governing the affairs of such a company. Delaware law permits corporations to have a staggered board of directors.

SHARES ELIGIBLE FOR FUTURE SALES

Prior to this offering, there has been no public market for our common shares. Upon consummation of this offering, we will have outstanding an aggregate of          of our common shares, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have          of our common shares outstanding. All of the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, other than shares purchased by our "affiliates," as that term is defined in Rule 144. The remaining      %, or          of our common shares that are outstanding after this offering, will be restricted shares under the terms of the Securities Act.             of these shares are subject to lock-up agreements as described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

We and our executive officers and directors and most of our shareholders have agreed under lock-up agreements that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any of our common shares except in limited circumstances, without the prior written consent of J.P. Morgan Securities Inc.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of our common shares then outstanding, which will equal approximately          shares immediately after this offering, or the average weekly trading volume of our common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common shares that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold either immediately after completion of this offering or upon the expiration of the lock-up period described above, if applicable.

Rule 701 provides that common shares acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plan may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of December 31, 2003, options to purchase a total of 2,015,212 of our common shares were outstanding, 1,124,416 of which options are exercisable. Of the total shares issuable upon exercise of these options,              are subject to 180-day lock-up agreements.

We intend to file a registration statement on Form S-8 under the Securities Act within 90 days after this offering to register up to              of our common shares underlying outstanding stock options or reserved for issuance under our Omnibus Incentive Compensation Plan. This registration statement will become effective upon filing, and shares covered by this registration statement will be eligible for sale in the public market immediately after the effective date of this registration statement, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

As a result of lock-up agreements, the Form S-8 and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date of First Availability for Resale
Immediately 90 days after the date of this prospectus
After 180 days from the date of the prospectus subject, in some cases, to volume limits.

Prior to this offering, there has been no public market for our common shares. No predictions can be made as to the effect, if any, that sales of our common shares from time to time, or the availability of our common shares for future sale, may have on the market price for our common shares. Sales of substantial amounts of common shares, or the perception that such sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to obtain capital through an offering of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX AND BERMUDA TAX CONSIDERATIONS

The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. Except as otherwise indicated, the statements as to United States federal income tax law set forth below under the headings "Taxation of ACA Holdings and Subsidiaries—United States" and "Taxation of Shareholders—United States Taxation" represent the opinion of Hogan & Hartson L.L.P. (subject to the qualifications, assumptions and factual determinations set forth in said statements). Statements as to Bermuda tax law set forth below under the headings "Taxation of ACA Holdings and Subsidiaries—Bermuda" and "Taxation of Shareholders—Bermuda Taxation" represent the opinion of Conyers Dill & Pearman, special Bermuda legal counsel (subject to the qualifications, assumptions and factual determinations set forth in said statements). The advice and opinions of such law firms do not include any factual or accounting matters, determinations or conclusions, computations or determinations regarding amounts or values of items or categories of income, expense or assets (including, for example, computations pertaining to RPII or PFIC status), determination of facts relating to the business, income, assets, reserves or activities of ACA Holdings and its subsidiaries, or determination of facts pertaining to the identities of or relationships among shareholders or potential shareholders of ACA Holdings. The advice and opinions of these firms rely upon and are premised on the accuracy of factual statements and representations made by ACA Holdings concerning the current and intended future business and assets, ownership, organization, source of income and manner of operation of ACA Holdings and its subsidiaries. The discussion below is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequence to holders of common shares. The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Prospective investors are urged to consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning common shares under the laws of their countries of citizenship, residence, ordinary residence or domicile.

Taxation of ACA Holdings and Subsidiaries

Bermuda

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us. ACA Holdings and ACA Bermuda have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to ACA Holdings and ACA Bermuda or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. ACA Holdings and ACA Bermuda could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to ACA Holdings and ACA Bermuda. ACA Holdings and ACA Bermuda each pay annual Bermuda government fees, and ACA Bermuda pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United States

The following discussion is a summary of the material U.S. federal income tax considerations relating to our operations. Following consummation of this offering, we intend to conduct substantially all of our foreign operations outside the United States and to limit the U.S. contacts of ACA Holdings and its foreign subsidiaries in order to avoid the conduct by ACA Holdings and its foreign subsidiaries of a trade or business in the United States. However, whether a trade or business is being conducted in the United States is an inherently factual determination. Because of the factual nature of these matters (which, in the case of ACA Holdings and its foreign subsidiaries, relate primarily to intended future operations and activities rather than existing operations and activities) and because the Code, regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, counsel will not render an opinion as to whether ACA Holdings and its foreign subsidiaries will be engaged in a trade or business in the United States, and we cannot be certain that the IRS will not contend successfully that any or all of ACA Holdings and its foreign subsidiaries should be considered as engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax at regular corporate rates, as well as the U.S. federal branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. The highest marginal U.S. federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax.

If ACA Bermuda or ACA Solutions is entitled to the benefits under the income tax treaty between Bermuda and the United States, or the Bermuda Treaty, it would not be subject to U.S. federal income tax on any income derived from carrying on the business of insurance and found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. ACA Bermuda and ACA Solutions currently intend to conduct their activities following the consummation of this offering so that they do not have a permanent establishment in the United States, although we cannot be certain that we will achieve this result. Because of the factual nature of, and the lack of definitive parameters for, determining the existence of a permanent establishment, counsel will not render an opinion with respect to whether ACA Bermuda or ACA Solutions will have a permanent establishment in the U.S.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. We cannot be certain that ACA Bermuda and ACA Solutions will be eligible for Bermuda Treaty benefits immediately following this offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of ACA Holdings' shareholders. ACA Holdings will not be eligible for treaty benefits because it is not an insurance company.

Foreign insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If ACA Bermuda or ACA Solutions is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Code would subject a significant portion of its investment income to U.S. federal income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether or to what extent the Bermuda Treaty applies to other income such as investment income. If ACA Bermuda or ACA Solutions is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of its investment income would be subject to U.S. federal income tax.

Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. federal income tax imposed by withholding on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to ACA Bermuda and ACA Solutions are 4% for casualty insurance premiums and 1% for reinsurance premiums.

A number of the subsidiaries of ACA Holdings, including ACA Holding, LLC, ACA FG, ACA Risk Solutions, LLC and American Capital Access Service Corporation, are classified as domestic corporations for United States federal income tax purposes. They are subject to taxation by the United States at regular corporate rates with respect to their worldwide income. A number of these U.S. subsidiaries own domestic limited liability companies that are treated as disregarded entities for United States federal income tax purposes, and the income of such limited liability companies will be taxable to such subsidiaries. In addition, ACA Risk Solutions, LLC or American Capital Access Service Corporation own (directly or through such disregarded domestic limited liability companies) all the preferred shares of the Cayman SPEs that issue the CDOs. Under U.S. tax rules, ACA Risk Solutions, LLC and American Capital Access Service Corporation are subject to U.S. federal income tax with respect to the net income of the Cayman SPEs they own even if such income is not actually distributed to them. Furthermore, dividends paid by the United States subsidiaries to ACA Holdings would be subject to a 30% U.S. federal withholding tax.

Personal Holding Companies.    ACA Holdings and/or any of its subsidiaries would be subject to U.S. personal holding company tax if any of them is considered to be a PHC for U.S. federal income tax purposes. A corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (i) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value, or the "PHC stock ownership test" and (ii) at least 60% of the corporation's gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of "PHC income", or the "PHC income test". PHC income includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents. Under the constructive ownership rules, among other things, a partner will be treated as owning a proportionate amount of the stock owned by the partnership and a partner who is an individual will be treated as owning the stock owned by his or her partners. Also, stock treated as owned by such partner proportionally through such partnership will be treated as owned by the partner for purposes of reapplying the constructive ownership rules. Additionally, certain entities (such as tax-exempt organizations and pension funds) will be treated as individuals. The PHC rules contain an exception for foreign corporations that are classified as foreign personal holding companies (as discussed below).

If ACA Holdings or any subsidiary were a PHC in a given taxable year, such corporation would be subject to 15% PHC tax on its "undistributed PHC income" (which, in the case of its foreign subsidiaries, would exclude PHC income that is from non-U.S. sources, except to the extent that such income is effectively connected with a trade or business in the United States). For taxable years beginning after December 31, 2008, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals. Thus, the PHC income of ACA Holdings and its foreign subsidiaries would not include underwriting income or investment income that is derived from non-U.S. sources and that is not effectively connected with a U.S. trade or business and should not include dividends received by ACA Holdings from its foreign subsidiaries (as long as such foreign subsidiaries are not engaged in a trade or business in the United States).

Prior to the completion of this offering, more than 50% of the stock of ACA Holdings has been owned or deemed to be owned by five or fewer individuals under the PHC rules. Based upon, and assuming the accuracy of, information provided to us by our shareholders and other information available to us regarding our existing shareholder base and further assuming that (i) as we have been advised by the underwriters, this offering will be widely distributed and (ii) no additional shares of

ACA Holdings stock are acquired (actually or constructively) by the five or fewer individuals referred to in the preceding sentence, we expect that, immediately following the consummation of the offering, 50% or more of the stock of ACA Holdings will not be owned or deemed owned by five or fewer individuals. Accordingly, based on said information and assumptions and provided that the offering is completed during the first half of 2004, we do not expect that ACA Holdings or any of its subsidiaries will satisfy the PHC stock ownership test immediately following the offering. There can be no assurance, however, that the information provided to us by our shareholders or available to us is accurate, and it is not complete in all respects. We also intend to manage the business of ACA Holdings so as to reduce the risk that 60% or more of its gross income will consist of PHC income (i.e., to reduce the risk that the PHC income test will be satisfied), although we cannot be certain that we will succeed in doing so. More generally, we cannot be certain that ACA Holdings and its subsidiaries will not become PHCs following this offering or in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of ACA Holdings' shareholder base, the gross income of ACA Holdings or any of its subsidiaries and other circumstances that could change the application of the PHC rules to ACA Holdings and its subsidiaries. Counsel will provide no opinion as to whether ACA Holdings or any of its subsidiaries is or will be a PHC in 2004 or any subsequent year because such determination depends upon future facts and events, including, among other things, the identities of and relationships among the shareholders of ACA Holdings and the nature and amount of the gross income of ACA Holdings and its subsidiaries.

Taxation of Shareholders

Bermuda Taxation

Currently, there is no Bermuda withholding or other tax payable on principal, interests or dividends paid to the holders of the common shares.

United States Taxation

The following summary sets forth the material United States federal income tax considerations related to the purchase, ownership and disposition of common shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below) who purchase their common shares in this offering and who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. For example, if a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares, you should consult your tax advisors. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, persons who are considered to be "United States shareholders" for purposes of the controlled foreign corporation rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of stock of ACA Holdings or of any of our foreign subsidiaries), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States.

For purposes of this discussion, the term "U.S. Person" means: (i) a citizen or resident of the United States, (ii) a partnership or corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

General Taxation of Dividends.    Subject to the discussions below relating to the potential application of the controlled foreign corporation, related person insurance income or RPII, FPHC, and PFIC rules, cash distributions, if any, made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of ACA Holdings (as computed using U.S. federal income tax principles). Under recently enacted legislation, dividends paid by ACA Holdings before 2009 will generally be eligible for a maximum U.S. federal income tax rate of 15% if received by a non-corporate shareholder, provided that ACA Holdings is not considered to be an FPHC, a PFIC or a foreign investment company pursuant to the relevant provisions of the Code. Dividends paid by ACA Holdings will not be eligible for the dividends- received deduction.

General Taxation of Gains from Dispositions of Common Shares.    Subject to the discussions below relating to the potential application of rules in the Code relating to CFCs, PFICs and FPHCs, holders of common shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these common shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and 35% for corporations. Moreover, gain, if any, generally will be a U.S. source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Classification of ACA Holdings or its Foreign Subsidiaries as Controlled Foreign Corporations.     Each U.S. Person that (i) is a 10% U.S. Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year and (ii) owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC's taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income" (including insurance income and passive income such as interest and dividends) even if the subpart F income is not distributed. A foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of the stock is owned by 10% U.S. Shareholders on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain exempt contracts defined in section 953(e)(2) of the Code) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A "10% U.S. Shareholder" is a U.S. Person that owns (directly, indirectly through foreign entities or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. There are a number of rules pursuant to which a U.S. Person is treated as constructively owning shares of a foreign corporation held by another person for purposes of determining whether the U.S. Person is a 10% Shareholder of such corporation. One of these rules, the "corporate attribution rule", provides that a person who owns 10% or more in value of the stock of a corporation is regarded as owning constructively his proportionate share of the stock of any direct or indirect subsidiary of that corporation.

Prior to the consummation of this offering, ACA Holdings, ACA Assurance Corporation, Ltd., ACA Bermuda and ACA Solutions are CFCs. Upon consummation of this offering, one or more U.S.

Persons are expected to still own 10% or more of our common shares and therefore 10% or more of the value of the outstanding common shares. At that time, such persons will collectively still own more than 25% of our common shares, and they may collectively own more than 50% of our common shares. Our bye-laws contain provisions (described in "Description of Our Share Capital") that (i) limit to approximately 9.9% the voting power of any U.S. Person who owns (directly, indirectly through foreign entities or constructively) 10% or more of common shares, and (ii) require the board of directors of ACA Holdings to submit to the shareholders of ACA Holdings any matter that requires ACA Holdings to vote the shares of a non-U.S. subsidiary (including lower-tier non-U.S. subsidiaries). These provisions are intended to prevent U.S. Persons who own 10% or more of our shares from being treated for U.S. federal income tax purposes as 10% U.S. Shareholders and to prevent ACA Holdings, ACA Assurance Corporation, Ltd., ACA Bermuda and ACA Solutions from being classified as CFCs. We are not, however, aware of any IRS rulings or judicial decisions addressing the effect of such voting limitation or pass-through provisions under the CFC rules generally or with respect to the corporate attribution rule (described above) in particular, and it is possible that the IRS will challenge the effectiveness of these provisions and that a court will sustain such a challenge. Because of the lack of IRS rulings and judicial decisions addressing such matters and because of factual uncertainty regarding ACA Holdings' shareholder base (which may change over time), counsel will not render an opinion as to whether ACA Holdings, ACA Assurance Corporation, Ltd., ACA Bermuda or ACA Solutions will be classified as a CFC for federal income tax purposes.

Additional provisions in our bye-laws (also described in "Description of Our Share Capital") prohibit the issuance or transfer of shares to any person (other than a person who was a 10% U.S. Shareholder or a non-U.S. shareholder that directly owned 10% or more of ACA Holdings' shares at the time the bye-laws became effective) if the effect of such issuance or transfer would be that such person would become or continue to be an owner (directly, indirectly or constructively) of 10% or more of ACA Holdings' common shares. Similarly, ACA Holdings is prohibited from redeeming or purchasing shares if such redemption or purchase would result in any person (other than a person who was a 10% U.S. shareholder or a non-U.S. shareholder that directly owned 10% or more of ACA Holdings' shares at the time the bye-laws became effective) becoming or continuing to be an owner (directly, indirectly or constructively) of 10% or more of ACA Holdings' common shares. We intend fully to comply with and to enforce these provisions. Accordingly, if, as we intend, these provisions are followed, any investor purchasing common shares in this offering should not be a 10% U.S. Shareholder, provided that such investor does not bear a relationship to a person who was a 10% U.S. Shareholder or a non-U.S. shareholder that directly owned 10% or more of ACA Holdings' shares at the time these bye-law provisions became effective that would cause such investor to be deemed to own shares owned directly, indirectly or constructively by such pre-existing shareholder. Therefore, subject to the possible application of the RPII provisions discussed hereinafter, such investor should not be required by the CFC rules to include in his income the undistributed subpart F income of ACA Holdings and/or its non-U.S. subsidiaries regardless of whether such corporations are classified as CFCs.

While the Cayman SPEs may be CFCs because their preferred shares are owned by U.S. subsidiaries of ACA Holdings, the subpart F income of the Cayman SPEs would be includible in the income of such U.S. subsidiaries, not in the income of the shareholders of ACA Holdings.

The RPII CFC Provisions.    The following discussion generally is applicable only if the related person insurance income of ACA Bermuda or ACA Solutions, determined on a gross basis, is 20% or more of its gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any fiscal year in which the RPII of ACA Bermuda or ACA Solutions falls below the 20% threshold. ACA Holdings is not licensed as an insurance company, and we therefore do not anticipate that ACA Holdings will have insurance income, including RPII.

RPII is any "insurance income" (as defined below) attributable to policies of insurance or reinsurance with respect to which the person directly or indirectly insured is a "RPII shareholder" (as defined below) or a "related person" (as defined below) to such RPII shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of ACA Bermuda or ACA Solutions in the income of RPII shareholders, unless an exception applies, the term "RPII shareholder" means any U.S. Person who owns (directly or indirectly through foreign entities) any amount of ACA Holdings' common shares. Generally, the term "related person" for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons that control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. Unless one of the exceptions described below applies, ACA Bermuda and ACA Solutions will be treated as CFCs under the RPII provisions if, as we expect to be the case, RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of ACA Holdings by vote or value.

RPII Exceptions.    The special RPII rules will not apply to ACA Bermuda (or ACA Solutions) if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly) less than 20% of the voting power and less than 20% of the value of the stock of ACA Holdings, or the "20% Ownership Exception", (ii) RPII, determined on a gross basis, is less than 20% of ACA Bermuda's (or ACA Solution's) gross insurance income for the taxable year, or the "20% Gross Income Exception", (iii) ACA Bermuda (or ACA Solutions) elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) ACA Bermuda (or ACA Solutions) elects to be treated as a U.S. corporation and waives all treaty benefits and meet certain other requirements. Neither ACA Bermuda nor ACA Solutions intends to make either of the elections described in the preceding sentence (and neither may be eligible to make the election described in clause (iii) of that sentence).

While there can be no assurance on this point because of the difficulties, described below, in applying the RPII rules, we presently have no reason to believe that, in the foreseeable future, 20% or more of the gross insurance income of ACA Bermuda (or ACA Solutions) will be determined to be RPII. It may be difficult or impossible for us to establish whether or not we satisfy either the 20% Gross Income Exception or the 20% Ownership Exception in the future, and we may fail to satisfy either or both of these exceptions because of events beyond our control. For example, when we reinsure risks insured by unrelated insurance companies, we often do not know the identity of the person or persons who are covered by the primary insurance and who are therefore indirectly covered by our reinsurance. Accordingly, we often do not have information necessary to determine whether or to what extent our reinsurance policies indirectly insure persons who are shareholders of ACA Holdings or are "related persons" with respect to shareholders of ACA Holdings, and we therefore cannot ascertain whether or to what extent our income from such reinsurance is RPII. As another example, our financial guaranty insurance protects the holders of insured obligations against payment defaults on the part of the issuers of those obligations. The insured obligations are typically issued in a public offering and thereafter are publicly traded. Accordingly, it may be difficult or impossible for us to ascertain or establish the degree of overlap (which may change from time to time) between our "insureds" (i.e., the holders of debt obligations insured or reinsured by ACA Bermuda or ACA Solutions) and our shareholders or persons related to our shareholders. We are not aware of any IRS rulings or other authority providing guidance as to the manner in which the RPII rules are to be applied in these circumstances. Because of these factual and legal uncertainties, counsel will provide no opinion regarding the application of the RPII rules to ACA Bermuda or ACA Solutions.

Where none of the exceptions described above applies, each U.S. Person owning or treated as owning any shares in ACA Holdings (and therefore, indirectly, in ACA Bermuda and ACA Solutions) on the last day of ACA Holdings' taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the portion of the taxable year during which ACA Bermuda and/or ACA Solutions was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such

U.S. Person's share of ACA Bermuda's and/or ACA Solution's current-year earnings and profits as reduced by the U.S. Person's share, if any, of certain prior-year deficits in earnings and profits.

Computation of RPII.    For the reasons discussed above, ACA Holdings may not be able to determine accurately the gross amount of RPII earned by ACA Bermuda or ACA Solutions in a given taxable year. ACA Holdings may seek information periodically from its shareholders in an effort to ascertain the amount of RPII and whether the 20% Gross Income Exception or the 20% Ownership Exception is applicable, but such effort may not be successful. The information sought may also include information as to whether beneficial owners of common shares at the end of a given taxable year are U.S. Persons so that the RPII may be apportioned among such persons; to the extent ACA Holdings is unable to determine whether a beneficial owner of common shares is a U.S. Person, ACA Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

Apportionment of RPII to U.S. Holders.    Every RPII shareholder who owns common shares on the last day of any fiscal year of ACA Holdings in which ACA Bermuda's (or ACA Solution's) gross insurance income constituting RPII for that year equals or exceeds 20% of its gross insurance income and ACA Bermuda (or ACA Solutions) does not meet the 20% Ownership Exception should expect that for such year it will be required to include in gross income its share of ACA Bermuda's (or ACA Solution's) RPII for the portion of the taxable year during which ACA Bermuda (or ACA Solutions) was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns common shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of ACA Bermuda's (or ACA Solution's) RPII. The amount of RPII includable in the income of a RPII shareholder will be based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Basis Adjustments.    A RPII shareholder's tax basis in its common shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by ACA Holdings out of previously taxed RPII income. The RPII shareholder's tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII.    The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." Accordingly, the meaning of the RPII provisions and the application thereof to ACA Bermuda and ACA Solutions is uncertain. As discussed above, neither the Treasury Department nor the IRS has provided guidance as to the manner in which the RPII rules are to be applied when it is inherently difficult or impossible to identify the persons who are covered directly or indirectly by such insurance or reinsurance. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in common shares is urged to consult his tax advisor as to the effects of these uncertainties.

Tax-Exempt Shareholders.    Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described below in "--Information Reporting and Backup Withholding."

Disposition of CFC Shares.    Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. Code section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income or the 20% Ownership Exception applies. It is presently uncertain whether Code section 1248 and the requirement to file IRS Form 5471 would apply if a person who is not, and has not during the preceding five years been, a 10% U.S. Shareholder of ACA Holdings but who, through his ownership of ACA Holdings shares, is a RPII shareholder with respect to ACA Bermuda or ACA Solutions disposes of his ACA Holdings shares. We believe that Code section 1248 should not apply in these circumstances under the RPII rules because ACA Holdings will not be directly engaged in the insurance business. This conclusion is not free from doubt, however, and it is possible that the IRS will take a contrary view or that the Treasury Department will propose regulations to provide that section 1248 and the requirement to file IRS Form 5471 will apply to dispositions of common shares in these circumstances. Prospective investors should consult their tax advisors regarding these matters. If the IRS or U.S. Treasury Department were to make Section 1248 and the IRS Form 5471 filing requirement applicable to the sale of our capital stock, we intend to notify shareholders of such developments and provide to them information necessary to comply with Section 1248 and the filing requirement.

Passive Foreign Investment Companies.    In general and as described in greater detail below, a foreign corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes "passive income" or (ii) 50% or more of its assets produce passive income or are held for the production of passive income, or "passive assets".

The PFIC rules impose a tax regime on U.S. Persons who hold shares of a PFIC that is significantly less favorable than the tax rules generally applicable to U.S. Persons who hold shares of a foreign corporation that is not a PFIC. Under the PFIC rules, if a U.S. Person sells at a gain shares of a foreign corporation that has been a PFIC at any time during such person's holding period for such shares and if such person has not made a "qualified electing fund," or QEF, election or a "mark-to-market" election as described hereinafter, then such gain is allocated ratably to each day of such person's holding period for such shares. The portion of the gain allocable to the current year is taxed as ordinary income. Tax is calculated with respect to the portions of the gain allocated to each of the prior years of the shareholder's holding period by multiplying the portion allocable to each prior year by the highest tax rate applicable to ordinary income in effect for such prior year. In addition, interest is charged with respect to the tax attributable to the gain allocated to such prior years. Thus, in the year a shareholder sells PFIC shares, such shareholder is subject to an amount of tax equal to the sum of (i) the tax on the gain allocable to the year of sale, (ii) the tax on the gain allocable to each of the prior years of his holding period, and (iii) an interest charge with respect to such prior year tax amounts. "Excess distributions" received by a U.S. Person with respect to PFIC shares are subject to tax in the same manner as gain from disposition of such shares. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares).

A shareholder may avoid being subjected to tax calculated under the PFIC rules just described if such shareholder has elected to treat the PFIC as a QEF and such election has been in effect throughout the holding period for such shareholder's PFIC shares. A U.S. Person who is a shareholder of a QEF is required to include in such shareholder's income each year (i) as ordinary income, such shareholder's pro rata share of the ordinary earnings of the QEF for such year, and (ii) as long-term capital gain, such shareholder's pro rata share of the net capital gain of the QEF for such year. The shareholder is taxable with respect to such amounts even if they are not distributed to such shareholder by the corporation. A shareholder making a QEF election may also elect to extend the time for payment of tax with respect to such undistributed PFIC earnings, generally until such time as such shareholder receives a distribution of such earnings from the PFIC or transfers such shareholder's shares, but such shareholder will be required to pay interest to the IRS with respect to the deferred tax amounts. The shareholder's basis for such shareholder's PFIC shares is adjusted each year to reflect the amounts includible in the shareholder's income pursuant to the QEF rules. If a shareholder of a PFIC wishes to avoid future application of the PFIC tax rules described in the preceding paragraph but has failed to make a timely QEF election effective starting with the first year of such shareholder's holding period for the PFIC stock, such shareholder may "catch up" by making a QEF election going forward and further electing to recognize gain, taxable pursuant to the PFIC tax rules, as if such shareholder sold the stock on the first day of the year in which the QEF election becomes effective. In the case of a shareholder of a PFIC that is also a CFC, such shareholder may also "catch up" by making a QEF election going forward and electing to include in income, as an "excess distribution" subject to the PFIC tax rules, such shareholder's share of the accumulated earnings and profits of the PFIC.

As an alternative to a QEF election, a shareholder holding publicly traded shares of stock in a PFIC may make a mark-to-market election with respect to such shares. In that case, if the fair market value of the shares as of the close of a taxable year exceeds the shareholder's adjusted basis for the shares, the shareholder must include the excess in his income as ordinary income for that year. If the value of the shares is less than the shareholder's adjusted basis, the shareholder may deduct the loss up to the amount of gain previously included in his income pursuant to the mark-to-market election with respect to such shares. The taxpayer's basis for the shares is adjusted each year to reflect the amounts included in income or allowed as deductions for that year pursuant to these rules. Upon sale of the shares, any gain is treated as ordinary income.

For purposes of the PFIC rules, passive income generally includes interest, dividends, annuities and other investment income. The determination whether 50% or more of a corporation's assets are passive assets is made on a gross basis; no liabilities are taken into account even if secured by or otherwise traceable to specific assets. In the case of a publicly traded corporation, such determination is based on the fair market value of the assets. The PFIC provisions also contain a look-through rule, the "subsidiary look-through rule", under which a foreign corporation is generally treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns (directly or indirectly) at least 25% of the value of the stock.

The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business" is not treated as passive income. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, provided that the company does not maintain financial reserves in excess of the reasonable needs of the insurance business. We expect for purposes of the PFIC rules, that each of our insurance subsidiaries, ACA Bermuda, ACA Solutions and ACA FG, will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business. Accordingly, the assets used by the insurance subsidiaries in their insurance operations and the income generated by those operations should not be treated as passive.

We regard our CDO investments and activities as an integral part of our overall business of providing insurance against financial risks. For purposes of the PFIC rules, however, the assets of the Cayman SPEs will generally be regarded as passive assets. If the subsidiary look-through rule discussed above were applied, we would be treated as owning the assets of the SPEs. Such assets would be taken into account based on their gross value, not their value net of the indebtedness of the

SPEs, for purposes of determining whether 50% or more of our assets are passive assets. If the subsidiary look-through rule were applicable, we would be classified as a PFIC. We believe that we were a PFIC in 2003.

However, although the matter is not free from doubt, we believe that, as a result of a change in the U.S. federal income tax classification of ACA Holding, LLC from a disregarded entity to a corporation that was effective as of January 1, 2004, and assuming that ACA Holdings is neither a PHC nor an FPHC in 2004 (see the discussions of "Taxation of Holdings and Subsidiaries—Personal Holding Companies" above and "—Foreign Personal Holding Companies" below), we should not be classified as a PFIC immediately following consummation of this offering. The preferred shares in each Cayman SPE are not held by a foreign corporation but are held rather directly or indirectly by a either ACA Risk Solutions, LLC or American Capital Access Service Corporation, each of which is treated as a domestic corporation for U.S. federal income tax purposes. ACA Risk Solutions, LLC and American Capital Access Service Corporation are each wholly owned by ACA Holding, LLC, a domestic subsidiary of ACA Holdings. Effective as of January 1, 2004, we have elected to classify ACA Holding, LLC as a corporation for U.S. federal income tax purposes. This structure is intended to bring ACA Holdings within a special rule, the "domestic corporation look-through rule," contained within the provisions of the Code relating to PFICs. Under that rule, provided that ACA Holdings is neither a PHC nor an FPHC, the shares of the second tier domestic corporations (i.e., ACA Risk Solutions, LLC and American Capital Access Service Corporation) should not be treated as passive assets and income associated with such shares should not be treated as passive income for purposes of determining whether or not ACA Holdings is a PFIC. Although the matter is not free from doubt, we believe that, provided that ACA Holdings is neither a PHC nor an FPHC, the domestic corporation look-through rule should override the subsidiary look-through rule and the assets of the Cayman SPEs should not be counted as passive assets for purposes of determining whether ACA Holdings is a PFIC. In that case, based on our projections regarding the income and assets of ACA Holdings and its subsidiaries, ACA Holdings should not be classified as a PFIC.

ACA Holdings will be eligible to utilize the domestic corporation look-through rule for 2004 and subsequent years only if it is neither a PHC nor FPHC in each such year. As discussed under "Taxation of Holdings and Subsidiaries—Personal Holding Companies" above and "—Foreign Personal Holding Companies" below, we intend to take steps to reduce the risk that ACA Holdings will be classified as either a PHC or FPHC in 2004 and subsequent years, but we cannot be certain that we will be successful in doing so, and counsel will give no opinion as to whether ACA Holdings is or will be a PHC or FPHC in 2004 and subsequent years. If ACA Holdings were classified as a PHC or FPHC, the domestic corporation look-through rule would be unavailable, and ACA Holdings would be a PFIC.

No regulations have been proposed with respect to the domestic corporation look-through rule, and there are substantial uncertainties regarding the manner in which the rule is to be interpreted and applied. For example, we are not aware of any IRS rulings or court decisions addressing the interaction between the domestic corporation look-through rule and the subsidiary look-through rule in circumstances such as those pertaining to our CDOs. Accordingly, it is possible that the IRS will take the position that the domestic corporation look-through rule does not prevent the assets of the Cayman SPEs from being counted as passive assets and that ACA Holdings is therefore a PFIC, and a court may sustain such position. Furthermore, it should be noted that, in early 2003, legislation was proposed in the U.S. Congress that would have repealed the accumulated earnings tax and, in connection with that repeal, would have eliminated the domestic corporation look-through rule. The proposed legislation was not enacted, but no assurance can be given that similar legislation might not be proposed or enacted in the future. Any prospective investor considering an investment in common shares is urged to consult his tax advisor regarding these uncertainties.

Foreign Personal Holding Companies.    A foreign corporation will be classified as an FPHC with respect to a taxable year for U.S. federal income tax purposes if (i) at any time during the taxable year at issue, five or fewer individuals who are U.S. citizens or residents, referred to as a "United States group", own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of all classes of the corporation's stock measured by voting power or value, the "stock ownership test", and (ii) either (A) at least 60% of its gross income for the year is "FPHC income" if the corporation has not been an FPHC with respect to a previous taxable year or (B) at least 50% of its gross income is FPHC income if the corporation has already been an FPHC with respect to a prior taxable year, the "passive income test". Under the constructive ownership rules, among other things, a partner will be treated as owning a proportionate amount of the stock owned by the partnership and a partner who is an individual will be treated as owning the stock owned by his partners. Also, stock treated as owned by such partner proportionally through such partnership will be treated as owned by the partner for purposes of reapplying the constructive ownership rules. "FPHC income" includes, among other things, dividends, interest, other types of investment income and gains from the sale or exchange of stock and securities.

If a foreign corporation is classified as an FPHC with respect to a taxable year, each U.S. Person who owns shares of the foreign corporation (directly or through other foreign entities) on the day of the taxable year of the corporation which was the last day on which a "United States group" (as defined above) existed with respect to the corporation must include in income such U.S. Person's pro rata share of the "undistributed foreign personal holding company income" (defined as taxable income with certain adjustments) of the foreign corporation. In the event that the "United States group" ceases to exist prior to the end of the taxable year, the proportion of the undistributed foreign personal holding company income includible in such U.S. Person's income is based on the ratio of the number of days in the taxable year up to and including the last day on which the "United States group" existed to the total number of days in that year. Such income is taxable as a dividend and is not be eligible for a reduced rate of tax under recently enacted legislation, even if no cash dividend is actually paid. In such event, subsequent cash distributions are first treated as a tax-free return of any previously taxed and undistributed amounts. In addition, a distribution actually paid by an FPHC to a U.S. shareholder that is not treated as a tax-free return of any previously taxed and undistributed amount and is characterized as a dividend is not eligible for a reduced rate of tax under recently enacted legislation with respect to dividends paid before 2009. Upon the death of any U.S. individual owning shares of the FPHC, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the common shares which might otherwise be available under U.S. federal income tax laws.

Prior to this offering, ACA Holdings and its foreign subsidiaries have satisfied the stock ownership test for classification as an FPHC (i.e., 50% or more of the shares have been owned or deemed owned by five or fewer individuals who are U.S. citizens or residents and therefore constitute a "United States group"). During 2003, ACA Holdings and certain foreign subsidiaries have had sufficient passive income that they have also satisfied the passive income test and therefore have been classified as FPHCs. However, based upon, and assuming the accuracy of, information provided to us by our shareholders and other information available to us regarding our existing shareholder base and further assuming that (i) as we have been advised by the underwriters, this offering will be widely distributed and (ii) no additional shares of ACA Holdings stock are acquired (actually or constructively) by the individuals who have heretofore constituted the "United States group," we expect that, immediately following the consummation of the offering, 50% or more of the stock of ACA Holdings will not be owned or deemed owned by five or fewer individuals. In other words, based upon said information and assumptions, we expect that a "United States group" will no longer exist with respect to ACA Holdings and its subsidiaries immediately following completion of the offering. There can be no assurances, however, that the information provided by our shareholders or made available to us is accurate, and it is not complete in all respects. Because a "United States group" will have existed for the portion of 2004 preceding completion of the offering, the stock ownership test for FPHC status will nevertheless be satisfied for 2004. We intend, however, to manage the business of ACA Holdings and its foreign subsidiaries so as to reduce the risk that the passive income test will be satisfied for 2004 with respect to ACA Holdings and its foreign subsidiaries (other than the Cayman SPEs) and thereby to reduce the risk that ACA Holdings and its foreign subsidiaries (other than the Cayman SPEs) will be FPHCs for 2004. We cannot be certain, however, that we will be successful in doing so. (The Cayman SPEs will be FPHCs for 2004, but, because the Cayman SPEs are owned directly or indirectly by U.S. entities that are treated as domestic corporations for U.S.

federal income tax purposes, their status as FPHCs will not cause amounts to be includible in the income of shareholders of ACA Holdings under the FPHC rules.)

Provided that no "United States group" exists in 2005 and subsequent years, ACA Holdings and its foreign subsidiaries should not be FPHCs. In addition, we intend to continue managing the business of ACA Holdings and its foreign subsidiaries (other than the SPEs) so as to reduce the risk that the passive income test will be satisfied. We cannot be certain, however, that changes in share ownership subsequent to the offering may not cause ACA Holdings and its foreign subsidiaries to again satisfy the stock ownership test, so that a "United States group" again exists; nor can we be certain that we will not satisfy the passive income test in the future. More generally, we cannot be certain that ACA Holdings or any of its foreign subsidiaries will not be considered an FPHC because of various factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of ACA Holdings' shareholder base, the gross income of ACA Holdings and/or any of its foreign subsidiaries and other circumstances that could change the application of the FPHC rules to ACA Holdings and its foreign subsidiaries.

Counsel will provide no opinion as to whether ACA Holdings or any of its foreign subsidiaries is or will be a FPHC in 2004 or any subsequent year because such determination depends upon future facts and events, including, among other things, the identities of and relationships among the shareholders of ACA Holdings and the nature and amount of the gross income of ACA Holdings and its subsidiaries.

Foreign tax credit.    Because it is anticipated that U.S. Persons will own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the "subpart F income," RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. federal income tax on such income.

Information Reporting and Backup Withholding.    Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year, (iii) a U.S. citizen or resident who owns 10% or more of the value of the outstanding stock of an FPHC, and (iv) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. Failure to file IRS Form 5471 may result in penalties.

Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. federal backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person's U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

Proposed U.S. Tax Legislation.    Legislation has been introduced in the U.S. Congress intended to eliminate tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. There have been a variety of legislative proposals, including the following:

•	U.S. legislation targeting so-called "inversion transactions" which would treat a foreign corporation as a U.S. corporation for U.S. federal income tax purposes. If such a proposal were enacted and made applicable to us and our subsidiaries, we would be subject to taxation in the United States at regular corporate rates, in which case our earnings and shareholders' investments would be materially adversely affected. In addition, the U.S. federal income tax consequences to our shareholders would be significantly different from those described above.

•	U.S. legislation which would permit the IRS to reallocate or recharacterize items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character).

•	U.S. legislation which would amend the so-called "earnings stripping" provisions of existing law to impose more severe limitations on interest deductions on debt borrowed from or guaranteed by a related non-U.S. party. Such legislation could impose significant restrictions on the amount of available interest deductions by our U.S. subsidiaries on debt owed to or guaranteed by related non-U.S. parties.

•	Legislation was proposed in the last Congress that would have effectively denied—by deferring for an extended period—a U.S.-based insurer that reinsures or retrocedes a portion of its risk with or to a related foreign-based reinsurer or retrocedent in a low tax rate jurisdiction (such as Bermuda) a deduction for the portion of the insurance or reinsurance premium ceded to the related foreign-based party, thereby effectively subjecting all of the premium income to U.S. federal income tax. Moreover, a senior official of the U.S. Treasury Department has also identified related party reinsurance arrangements as an area that requires study because it may result in an inappropriate shift of income from a U.S. corporate group to its foreign affiliates, implying that, were that to be the conclusion of such a study, legislation, possibly in the form of legislation imposing a premium-based tax, might be needed. Enactment of legislation of either type could materially adversely affect our earnings and shareholders' investments.

•	As discussed earlier, legislation was proposed in the U.S. Congress early in 2003 but not enacted that would have repealed the accumulated earnings tax and, in connection with that repeal, would have eliminated the domestic corporation look-through rule contained in the PFIC provisions of the Code. Such repeal, if enacted in the future, could have an adverse effect upon U.S. Persons that are directly or indirectly our shareholders because we are relying upon the domestic corporation look-through rule to avoid classification as a PFIC.

We cannot predict whether this or other restrictive legislation may be enacted or, if enacted, what the specific provisions or effective date of any such legislation would be, or whether it would have any effect on us or our subsidiaries.

More generally, U.S. federal income tax laws and interpretations thereof with respect to a number of issues potentially important to us and our subsidiaries — including such matters as the rules for determining whether a company is engaged in a trade or business within the United States, whether a company is a passive foreign investment company and whether and in what manner the "subpart F" rules relating to controlled foreign corporations apply — are uncertain in many respects and are subject to change and clarification. We cannot be certain if, when or in what form future regulations or other pronouncements may be provided and whether such guidance will have retroactive effect.

UNDERWRITING

J.P. Morgan Securities Inc. is acting as book-running manager for this offering.

We and J.P. Morgan Securities Inc. have entered into an underwriting agreement covering the common shares to be sold in this offering. J.P. Morgan Securities Inc., is acting as representative of the underwriters. Each underwriter has agreed to purchase the number of common shares set forth opposite its name in the following table.

Name	Number of Shares
J.P. Morgan Securities Inc.
Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the common shares, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional      common shares from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without Over-allotment Exercise	With Over-allotment Exercise
Per share	$	$
Total	$	$

J.P. Morgan Securities Inc. has advised us that, on behalf of the underwriters, it may make short sales of our common shares in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the          shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common shares in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common shares following this offering. As a result, our common shares may trade at a price that is higher than the price that otherwise might prevail in the open market.

J.P. Morgan Securities Inc. has advised us that, pursuant to Regulation M under the Securities Act of 1933, it may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A "penalty bid" is an arrangement permitting J.P. Morgan Securities Inc. to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common shares originally sold by that underwriter or syndicate member are purchased by J.P. Morgan Securities Inc. in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. J.P. Morgan Securities Inc. has advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our executive officers and directors and most of our shareholders have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any of our common shares except in limited circumstances, without the prior written consent of J.P. Morgan Securities Inc.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of our common shares offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

We intend to apply to list the common shares on the New York Stock Exchange under the symbol "ACA." The underwriters intend to sell our common shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

There has been no public market for our common shares prior to this offering. We and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry and companies engaged in activities similar to ours;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common shares, or that the common shares will trade in the public market at or above the initial public offering price.

In the ordinary course, we have entered into a credit default swap transaction with J.P. Morgan Securities Inc. in which, in exchange for payments of customary fees, we provide loss protection on referenced pools of securities, backed by a financial guaranty insurance policy issued by ACA Financial Guaranty. We and our affiliates may enter into future such transactions or otherwise engage in commercial banking and/or investment banking transactions with the underwriters of this offering.

VALIDITY OF SECURITIES

Certain matters as to U.S. law in connection with this offering will be passed upon for us by Hogan & Hartson L.L.P., New York, New York. The validity of the shares of common shares to be issued in this offering will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

PricewaterhouseCoopers LLP, our independent auditors, have audited our consolidated financial statements for the periods set forth in their reports. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on PricewaterhouseCoopers LLP's reports, given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act registering the common shares to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning us and the common shares to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facility maintained by the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

Report of Independent Auditors

To the Board of Directors and Shareholders
of American Capital Access Holdings Limited:

The share split described in Note 20 to the consolidated financial statements has not been consummated as of April 8, 2004. When it has been consummated, we will be in a position to furnish the following report:

"In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of American Capital Access Holdings Limited and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

PricewaterhouseCoopers LLP
McLean, VA
April 2, 2004

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share Amounts)

	December 31,
ASSETS	2003	2002
Fixed maturity securities available for sale, at fair value (amortized cost of $2,972,993 and $612,272)	$2,986,679	$603,684
Guaranteed investment contract	122,500	122,500
Total investments	3,109,179	726,184
Cash and cash equivalents	212,511	82,361
Accrued investment income	7,460	3,993
Derivative assets	19,343	6,752
Deferred policy acquisition costs	41,723	38,387
Deferred debt issuance costs	34,300	11,189
Deferred income taxes	—	9,576
Current income taxes	1,294	—
Prepaid reinsurance premiums	9,609	12,207
Other assets	33,007	26,317
Total assets	$3,468,426	$916,966
LIABILITIES AND SHAREHOLDERS' EQUITY
Unearned premium reserve	$172,337	$136,222
Reserve for losses and loss adjustment expenses	9,547	6,555
Funds held under reinsurance treaty	9,735	9,911
Debt	2,964,332	541,470
Derivative liabilities	64,045	40,010
Accrued interest payable	7,654	3,662
Accrued expenses and other liabilities	20,206	9,549
Payable for securities purchased	16,575	6,914
Deferred income taxes	8,506	—
Obligation under capital lease	1,183	2,813
Total liabilities	3,274,120	757,106
Senior convertible preferred shares (129 shares issued and outstanding at December 31, 2003 and 2002)	7,339	7,339
Convertible preferred shares (959 and shares issued and outstanding at December 31, 2003 and 2002)	54,858	54,858
Common shares (149,998,280 and 19,998,280 shares authorized at December 31, 2003 and 2002, respectively; 6,045,635 shares issued and outstanding at December 31, 2003 and 2002; par value of $0.0177)	107	107
Gross paid-in and contributed capital	125,721	125,721
Treasury shares at cost (159,870 shares at December 31, 2003 and 2002)	(3,222)	(3,222)
Notes receivable from shareholders	(4,200)	(4,200)
Accumulated other comprehensive income (loss) (net of deferred income tax of $404 and $8,880 at December 31, 2003 and 2002, respectively)	751	(16,492)
Retained earnings (deficit)	12,952	(4,251)
Total shareholders' equity	194,306	159,860
Total liabilities and shareholders' equity	$3,468,426	$916,966

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Share Amounts)

	For the years ended December 31,
	2003	2002	2001
Revenues:
Gross premiums written	$66,014	$55,264	$23,021
Less premiums ceded	(3,465)	(7,830)	(17,562)
Net premiums written	62,549	47,434	5,459
(Increase) decrease in unearned premium reserve, net	(38,713)	(33,458)	1,213
Premiums earned	23,836	13,976	6,672
Net investment income	52,868	20,269	11,567
Net realized gains	3,188	4,138	6,511
Net realized and unrealized gains (losses) on derivative instruments	6,821	(8,666)	—
Derivative income	11,972	4,975	—
Fee income	8,898	4,236	194
Other income	423	676	—
Total revenues	108,006	39,604	24,944
Expenses:
Loss and loss adjustment expenses	$3,168	$1,801	$1,636
Policy acquisition costs	4,077	4,046	3,680
Other operating expenses	29,466	18,683	14,304
Interest expense	42,046	9,869	126
Depreciation and amortization	1,329	1,081	730
Reorganization costs	—	—	1,749
Total expenses	80,086	35,480	22,225
Income before income taxes	27,920	4,124	2,719
Provision for income tax expense (benefit)	10,717	(444)	110
Net income	$17,203	$4,568	$2,609
Net income per share:
Basic	$2.92	$0.77	$0.45
Diluted	$1.37	$0.37	$0.23
Weighted average number of common shares outstanding:
Basic	5,885,765	5,895,423	5,786,307
Diluted	12,559,380	12,268,260	11,136,000

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in Thousands, Except Share Amounts)

	Senior Convertible, Convertible & Preferred Shares		Common Shares		Gross Paid in and Contributed Capital	Treasury Shares	Notes Receivable from Shareholders	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings/(Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Par Value
Balance, December 31, 2000	15,000	$15,000	5,630,000	$10	$122,867	$(1,836)	$—	$2,145	$(11,232)	$126,954
Comprehensive income (loss):
Net income									2,609	2,609
Other comprehensive loss:
Change in unrealized gain (loss) on investments								(1,226)		(1,226)
Total comprehensive income										1,383
Issuance of senior convertible preferred shares	220	12,500								12,500
Issuance of convertible preferred shares	571	32,500								32,500
Cost of issuance of senior and convertible preferred shares					(1,249)					(1,249)
Cancellation of preferred shares due to conversion to convertible preferred shares	(15,000)	(15,000)								(15,000)
Issuance of convertible preferred shares due to conversion of preferred shares	264	15,000								15,000
Issuance of common shares for notes receivable			415,635	1	4,199		(4,200)			—
Treasury shares						(1,170)				(1,170)
Balance, December 31, 2001	1,055	$60,000	6,045,635	$11	$125,817	$(3,006)	$(4,200)	$919	$(8,623)	$170,918
Comprehensive income (loss):
Net income									4,568	4,568
Other comprehensive loss:
Change in unrealized gain (loss) on investments net of change in deferred income tax of $3,006								(6,502)		(6,502)
Change in fair value of cash flow hedge derivative net of change in deferred income tax of $5,874								(10,909)		(10,909)
Other comprehensive										(17,411)
Total comprehensive										(12,842)
Change in par value				96	(96)					—
Issuance of convertible preferred shares	30	2,000								2,000
Convertible preferred issued in connection with share conversion	91	5,161								5,161
Sr. convertible preferred redeemed in connection with share conversion	(91)	(5,161)								(5,161)
Convertible preferred shares dividend declared in connection with share conversion	3	197							(197)	—
Treasury shares						(216)				(216)
Balance, December 31, 2002	1,088	$62,197	6,045,635	$107	$125,721	$(3,222)	$(4,200)	$(16,492)	$(4,251)	$159,860
Comprehensive income:
Net income									17,203	17,203
Other comprehensive loss:
Change in unrealized gain on investments net of change in deferred income tax of ($7,795)								14,479		14,479
Change in fair value of cash flow hedge derivative net of change in deferred income tax of ($1,489)								2,764		2,764
Other comprehensive income										17,243
Total comprehensive income										34,446
Balance, December 31, 2003	1,088	$62,197	6,045,635	$107	$125,721	$(3,222)	$(4,200)	$751	$12,952	$194,306

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended December 31
	2003	2002	2001
Cash flows from operating activities:
Net income	$17,203	$4,568	$2,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,329	1,080	728
Accrual of discount and amortization of premium on investments, net	1,286	420	1,170
Net realized gains	(3,188)	(4,138)	(6,511)
Net realized and unrealized (gains) losses on derivative instruments	(6,821)	8,665	—
Deferred income tax expense	8,798	(696)	—
Reinsurance balances	2,598	(1,557)	(5,767)
Payable and accrued expenses	4,480	944	709
Deferred policy acquisition costs	(3,336)	(3,592)	(985)
Unearned premium reserve	36,115	35,015	4,554
Provision for loss and loss adjustment expenses	3,168	1,801	730
Counterparty collateral payable	6,177	—	—
Interest payable	3,992	3,662	—
Interest receivable	(3,467)	(1,511)	301
Other	(2,340)	706	3,088
Net cash provided by operating activities	65,994	45,367	626
Cash flows from investing activities:
Purchases of fixed maturity securities	(3,188,628)	(711,371)	(257,631)
Purchases of guaranteed investment contract	—	(122,500)	—
Proceeds from sales of fixed maturity securities	684,402	279,765	216,256
Proceeds from maturities of fixed maturity securities	155,010	28,364	17,700
Net purchase of property and equipment	(1,738)	(728)	(703)
Net cash used in investing activities	(2,350,954)	(526,470)	(24,378)
Cash flows from financing activities:
Proceeds from issuance of debt	1,167,219	543,050	—
Proceeds from issuance of commercial paper net	1,265,699	—	—
Pay down on debt	(10,056)	(2,405)	—
Payment of issuance costs for debt	(25,897)	(12,044)	—
Proceeds from issuance of preferred shares, net of issuance costs	—	2,000	43,751
Net proceeds from hedging activities	19,775	2,014	—
Purchase of treasury shares	—	(216)	(1,170)
Payments on lease obligations	(1,630)	(1,290)	(329)
Net cash provided by financing activities	2,415,110	531,109	42,252
Net increase in cash and cash equivalents	130,150	50,006	18,500
Cash and cash equivalents at beginning of year	82,361	32,355	13,855
Cash and cash equivalents at end of year	$212,511	$82,361	$32,355
Supplemental cash flow disclosures:
Income taxes paid	$3,372	$173	$175
Interest paid	$35,186	$5,402	$126

See accompanying notes to consolidated financial statements.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business, Organization and Operations

American Capital Access Holdings Limited (the "Company"), a company incorporated in Bermuda was established on November 22, 2002 as a result of a corporate reorganization. American Capital Access Holdings, Inc. ("ACAHI") a Delaware Corporation incorporated on January 3, 1997 was merged into American Capital Access Holdings (Arizona), Inc. (an Arizona corporation), a wholly-owned subsidiary of the Company. American Capital Access Holdings (Arizona), Inc. then transferred its domicile to Bermuda pursuant to a redomestication procedure under Arizona law and a continuance procedure under Bermuda law and changed its name to American Capital Access Holdings Limited (Bermuda). The Company, through its subsidiary ACA Financial Guaranty Corporation ("ACA Financial Guaranty") is engaged in the business of providing financial guaranty insurance on municipal obligations and asset-backed and corporate financings. Also, the Company, through its subsidiary ACA Risk Solutions, L.L.C. participates in the structured finance market through its investment, structuring and management of collateralized debt obligations ("CDOs") originated in partnership with investment banks. The Company, through its registered Bermuda insurance subsidiaries ACA Assurance Ltd. and ACA Solutions, Ltd., is engaged in the business of providing insurance and reinsurance. The Company utilizes Variable Interest Entities ("VIEs") in the ordinary course of its business. In the Company's proprietary CDO business, the Company can, through several subsidiaries, act in several capacities: as an insurer, a structurer, a placement agent, and an asset manager. CDO's are structured as corporate credit default swap CDOs (CDS CDO) or as asset backed securities CDOs (ABS CDOs).

2.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in areas such as loss and loss adjustment expenses and the fair values of certain investments and derivatives that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including VIEs that are under the Company's control or where the Company retains substantially all the risks and rewards (see Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments

The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management determines the appropriate classification of securities at the time of purchase. As of December 31, 2003 and 2002, all investments in fixed maturity securities were designated as available-for-sale and were carried at fair value. The difference between fair value and amortized cost of available for sale securities is included in the accumulated other comprehensive income component of shareholders' equity, net of applicable deferred taxes. The fair values of these securities are calculated from independent market quotations or, when such quotations are not readily available because the securities are traded infrequently in the public market, from internal valuation models.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Bond discounts and premiums are amortized over the remaining terms of the securities using the effective-yield method. Investment income is recorded as earned. Realized gains and losses on the sale of investments are determined on the basis of specific identification and are included in net investment income. For mortgaged-backed securities and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized currently in the Company's income statement.

The Company consolidates a VIE whose primary investment is a Guaranteed Investment Contract ("GIC"). In the absence of readily ascertainable market value GIC contracts are stated at fair value as determined by management. Management considers the investment contracts' fair value to approximate contract value, which represents cost plus accumulated interest income. If, in the opinion of management, there were an impairment of value based on their credit risk assessment, such impairment would be recorded as an adjustment to the investment. As of December 31, 2003 and 2002, fair value approximates contract value.

Other Than Temporary Declines in Investments

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question, (v) our intent and ability to hold the investment for a sufficient period of time for the value to recover, and (vi) for asset backed securities, the estimated cash flows. Where our analysis of the above factors results in our conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and any previously unrealized loss is realized in the period such a determination is made. In 2003, approximately $0.8 million in other than temporary declines were recognized by the Company. No other than temporary declines were recognized by the Company in 2002 and 2001.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market accounts and time deposits with banks with original maturities of three months or less. Included in cash and cash equivalents is $109.6 million and $6.1 million in cash of consolidated VIEs at December 31, 2003 and 2002, respectively.

Derivative Contracts

In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FAS 133". FAS 133 and FAS 138 require all derivative instruments be recorded on the balance sheet at their respective fair values. FAS 133 and FAS 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. The Company adopted FAS 133 and FAS 138 in 2001. The adoption had no impact on the Company's financial statements for the year ended December 31, 2001.

All derivative instruments are recognized in the consolidated balance sheet as either assets or liabilities depending on the rights or obligations under the contracts. All derivative instruments are measured at estimated fair value. The fair values of derivative instruments are determined by broker quotes or valuation models when broker quotes are not available. Valuation models

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

include estimates made by management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market.

If certain conditions are met, a derivative may be specifically designated as a fair value hedge or cash flow hedge. Interest rate swaps are utilized to hedge exposures to changes in fair value of assets or liabilities resulting from changes in interest rates. These interest rate swaps are referred to as fair value hedges. Gains and losses on fair value hedges are recognized in the period incurred in the Company's income statement. The gain or loss on the hedged asset or liability attributable to the hedged risk (interest rate risk) adjusts the carrying amount of the hedged item and is recognized in the period incurred in the Company's income statement. If the hedge is fully effective, the gain or loss on the interest rate swap will exactly offset the gain or loss on the hedged item. If exact offset is not achieved, the difference would be the effect of hedge ineffectiveness, which is recognized in the period incurred in the Company's income statement. There was no hedge ineffectiveness reported in the Company's income statement for fair value hedges in 2003 and 2002.

Interest rate swaps are also utilized to hedge the exposure to variable interest rates. These interest rate swap hedges are referred to as cash flow hedges. Gains and losses on interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income in shareholders' equity, until earnings are affected by the variability in cash flows of the designated hedged item. In 2003, $0.7 million net unrealized and realized gains on derivative instruments was reported in the Company's income statement relating to hedge ineffectiveness of cash flow hedges. There was no hedge ineffectiveness reported in net income for cash flow hedges in 2002. As of December 31, 2003, the amount of deferred losses on derivative instruments relating to cash flow hedges, and currently reported in accumulated other comprehensive income that are expected to be recorded as additional interest expense in the income statement during the next twelve months is approximately $16 million. Since the cash flow hedge is highly effective in hedging the variability in cash flows of a portion of the Company's debt, the interest expense related to that portion of the debt is expected to be lower by an offsetting amount.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item or the derivative expires, is sold or is terminated. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective cash flow hedge, the Company continues to carry the derivative on the balance sheet at its fair value. The net derivative gain or loss related to a discontinued cash flow hedge (recognized during the period of hedge effectiveness) will continue to be reported in accumulated other comprehensive income and amortized into net income as a yield adjustment to the previously designated asset or liability. If the previously designated asset or liability is sold or matures, the net derivative gain or loss related to a discontinued cash flow hedge reported in accumulated other comprehensive income will be recorded in the income statement immediately. All subsequent changes in fair values of derivatives previously designated as cash flow hedges will be recognized currently in the income statement. A derivative contract that is not designated or does not qualify as an effective hedge will be marked to fair value through the Company's income statement in the current period.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Furniture and equipment held under capital leases and leasehold improvements are amortized over the shorter of the estimated lives of the assets or the related lease term.

Capitalization of Software

The Company accounts for the capitalization of certain internally developed software costs in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs are amortized over the estimated useful life of the software, commencing upon the determination of the software being ready for its intended use.

Premium Revenue Recognition

Gross premiums written is the total amount of premiums charged in respect of primary and assumed reinsurance contracts written during the year. Up-front premiums are earned pro rata over the period of risk. Up-front premiums are allocated to each bond based on par amount and are earned on a straight-line basis over the term of each such bond. The unearned portion of upfront premiums is carried on the balance sheet as unearned premium reserve until recognized as earned premium. When refunding of insured bonds occurs, the related deferred premium revenue (net of premium credits allowed against the premiums charged for the insurance of refunding issues) is earned immediately. The amounts earned from refundings were approximately $0.4 million, $0.6 million and $1.4 million in 2003, 2002 and 2001, respectively. Installment premiums, including those from non-municipal financial guaranty products, are earned over each installment period, which is generally one year or less.

Fee Income Revenue Recognition

The Company receives fees in connection with certain transactions. Depending on the type of fee received, the fees are either recognized when services are performed or deferred and recognized over the life of the related transaction. Asset management fees are recognized when services have been performed, including fees earned from managing assets during the warehouse period (see Note 4). Structuring fees and prepaid fees are earned over the life of the related transaction.

The Company collects fees for costs incurred with insuring secondary-market transactions. The fees reimburse the Company for additional costs and expenses incurred in underwriting the transaction. These fees are recognized by the Company as fee income, while the associated costs are recognized as other operating expenses, when the transaction has been closed.

Derivative Income

Fees received from corporate credit default swaps of a consolidated CDS CDO, and distributions received on the equity of non-consolidated synthetic CDS CDOs and other credit derivative fees are recognized as derivative income over the life of the derivative when earned (see Note 4).

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to and vary with premium production. Such costs are comprised primarily of premium taxes, personnel and

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

personnel-related expenses of individuals involved in the marketing, underwriting, and reinsurance functions, and certain rating-agency and legal fees for municipal and customized financial solutions. Anticipated claims and claim adjustment expenses are considered in determining the recoverability of acquisition costs. Net acquisition costs are deferred and amortized over the period in which the related premiums are earned.

Deferred Debt Issuance Costs

Costs to issue debt are deferred and amortized over the estimated life of the debt which normally ranges from five to seven years. Such costs include debt placement fees, legal fees, rating agency fees and advisory fees.

Losses and Loss Adjustment Expenses

Loss and loss adjustment expense reserves are established in an amount equal to the Company's estimate of identified or case-specific reserves and unallocated reserves, including cost of settlement, on the obligations it has incurred. The unallocated loss reserve is calculated by applying a loss factor, based upon corporate and municipal default rates, to the total net par outstanding determined from the debt service schedules of the Company's insured obligations, and discounting the result. The loss factor used for this purpose has been determined based upon an independent rating agency study of historical bond defaults and the Company's portfolio characteristics and history. For specific obligations identified as currently or likely to be in default, the present value of the expected loss and loss adjustment expense ("LAE") payments, net of estimated recoveries (under salvage and subrogation rights), are allocated within the total loss reserve as case-specific reserves. Case-specific reserves were $1.2 million and $1.4 million as of December 31, 2003 and 2002, respectively. These amounts have been ceded under the existing reinsurance facility (see Note 8).

Management periodically evaluates the estimates for losses and LAE and any resulting changes are reflected in current year earnings. Management believes the reserving methodology and resulting reserves are adequate to cover the ultimate net cost of claims. However, the reserves are based upon estimates and there can be no assurance that any ultimate liability will not exceed such estimates.

The following is a summary of the changes in the reserve for losses and loss adjustment balances for the years ended December 31, 2003 and 2002 (dollars in thousands):

	2003	2002
Balance at beginning of year	$6,555	$3,404
(Decrease) increase in case-specific reserves	(176)	1,350
Increase in unallocated loss reserve	3,168	1,801
Balance at end of year	$9,547	$6,555

Loss and loss adjustment expenses paid, net of reinsurance, for the years ended December 31, 2003, 2002 and 2001 were $0, $0 and $0.9 million, respectively.

Intangibles

The Company purchased all of the outstanding common stock of a Maryland-domiciled insurance company on September 24, 1997, and changed its name to ACA Financial Guaranty Corporation. The acquisition was accounted for as a purchase and the price was allocated to the fair market

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

value of the investments acquired of $15.1 million. In addition to the investments acquired, the Company paid $5.5 million for 54 certificates of authority (licenses) to transact financial guaranty insurance. The licenses through 2001 were being amortized over a 40-year life, beginning with ACA's commencement of operations on September 24, 1997. The unamortized balance of these licenses at December 31, 2003 and 2002 was $4.9 million. Effective January 1, 2002 the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 requires that an entity no longer amortize intangible assets that have an indefinite life but rather test for impairment losses on an annual basis. The Company believes these licenses have an indefinite life. If the carrying value of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. The Company did not have an impairment loss. ACA Financial Guaranty is licensed, or otherwise authorized, to transact business in 50 states, the District of Columbia, Guam, the Virgin Islands and Puerto Rico.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded to reduce the deferred tax asset to that amount that is more likely than not to be realized.

Stock Compensation Plan

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its Incentive Compensation Plan and accounts for stock-based compensation under the intrinsic value method. The Company adopted the disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 defines a "fair value based method" of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured based on the fair value of the award and is recognized over the service period.

Had compensation expense been determined for stock options granted to employees based on the fair value of the options at the grant dates consistent with the method of accounting under FAS 123, the Company's net income would have decreased by approximately $0.6 million in 2003, 2002 and 2001.

The following table outlines the Company's net income, basic and diluted earnings per share, had compensation cost been determined under the fair value method recommended by FAS 123 (dollars in thousands except per share data):

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

	Years ended December 31,
	2003	2002	2001
Net income	$17,203	$4,568	$2,609
Stock option expense	(601)	(588)	(646)
Pro forma net income	16,602	3,980	1,963

Basic earnings per share:
Reported	$2.92	$0.77	$0.45
Pro forma	2.82	0.68	0.34

Diluted earnings per share:
Reported	$1.37	$0.37	$0.23
Pro forma	1.32	0.32	0.18

Earnings Per Share

Basic earnings per share is calculated using the weighted average shares outstanding for all periods presented. All potentially dilutive securities, including stock options, are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the shares outstanding are increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing net income by the applicable number of shares as described above. A reconciliation of the denominators of the basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 is as follows (dollars in thousands except per share data):

	Years ended December 31,
	2003	2002	2001

Net income	$17,203	$4,568	$2,609

Basic weighted average shares	5,885,765	5,895,423	5,786,307
Common share equivalent weighted average shares
Stock options	457,583	310,394	110,128
Senior convertible preferred	815,841	1,122,220	1,058,794
Convertible preferred	5,400,191	4,940,222	3,940,824
Preferred shares	—	—	239,947
Diluted weighted average shares	12,559,380	12,268,260	11,136,000

Net income:
Basic EPS	$2.92	$0.77	$0.45
Diluted EPS	$1.37	$0.37	$0.23

Reorganization

In 2001, the Company incurred $1.7 million in expenses relating to a major reorganization which commenced during the fourth quarter of 2000. There were no reorganization costs incurred in

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

2003 and 2002. The Company experienced a total staff reduction of 45 as a result of the actions taken relating to the reorganization.

3.	New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, as revised in December 2003 ("FIN No. 46-R") "Consolidation of Variables Interest Entities". The pronouncement relates to the consolidation of variable interest entities in which the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or when the equity investors lack essential characteristics of a controlling financial interest. The Company adopted the provisions of this pronouncement in 2003 (see Note 9). There was no material impact on the Company's financial position as a result of this implementation.

In April 2003, FASB issued FAS No. 149, "Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions of this Statement that relate to FAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively, except for the provisions of this Statement that relate to FAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. The implementation of this statement does not have a material impact on the Company's financial statements.

In May 2003, The FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement requires the issuer of such financial instruments to classify these items as liabilities on its balance sheets. The implementation of this statement does not have a material impact on the Company's financial statements since the only financial instruments that are owned with such balance sheet qualities are trust preferred securities, which are currently classified as liabilities on the balance sheet.

On December 23, 2003, the FASB released revised FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard provides required disclosures for pensions and other postretirement benefit plans. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003 and for quarters beginning after December 15, 2003, unless otherwise stated in the standard. The implementation of this statement does not have a material impact on the Company's financial statements.

4.	CDO Business and Related Derivative Activity

The Company participates in the structured finance market through its investment, structuring and management of collateralized debt obligations ("CDO") originated in collaboration with investment banks.

The Company enters into forward purchase agreements under warehouse facility agreements for the purpose of accumulating asset-backed securities for potential CDO transactions. The forward purchase agreement is a legal agreement to purchase the warehoused assets at their original cost from the investment bank, plus the losses or minus the gains of any interest rate hedges on the fixed rate securities during the warehousing period. The intention of structuring the agreement in this way is to "lock-in" the credit price of the assets since that price is fixed and the interest rate

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	CDO Business and Related Derivative Activity (Continued)

risk of the fixed rate asset to be purchased has been economically hedged by the investment bank by purchasing offsetting derivatives. The Company enters into these agreements to ensure that assets selected will ultimately be delivered with the desired credit spread to meet the return objectives of the CDO.

The forward purchase agreements did not qualify for cash flow hedge accounting treatment under the contemporaneous documentation and aggregation of dissimilar asset requirements of FAS 133. Therefore, the changes in fair value of the forward purchase agreements are recorded in the Company's income statement as net realized and unrealized gains (losses) on derivative instruments. The Company had net realized and unrealized gains of $4.3 million during 2003 and net realized and unrealized losses of $8.3 million under these forward purchase agreements during 2002.

On closure of the CDO transaction (and warehousing period), the VIE uses the proceeds from the issuance of notes to purchase the warehoused assets. For three ABS CDOs closed in 2003, as well as one ABS CDO and one CDS CDO closed in 2002, the Company retained the equity interest, or "first loss" position in the CDOs, which are transacted through the VIEs. The Company believes it is entitled to the majority of the VIE's expected residual returns and losses, and thus, is the "primary beneficiary" and consolidates the VIE. The Company receives insurance premiums, fees for asset management, structuring and placement, and equity residual flows from the VIE that are eliminated in consolidation. Although the VIE is consolidated, the Company does not have the right to use the assets of the VIE for general operations and the debt liabilities of the VIE are without recourse to the Company. The Company's contractual exposure to proprietary CDOs is limited to the equity or "first loss" portion of the issue.

At December 31, 2003 and 2002, the Company participated in consolidated ABS CDOs with an aggregate original notional amount of $3.025 billion and $400 million with aggregate exposure to the Company of $92 million and $18 million, respectively. At December 31, 2003, an ABS CDO with a notional amount of $400 million and an ultimate aggregate exposure to the Company of $14.5 million was in the warehousing stage of the transaction. The Company also participated in a consolidated CDS CDO in 2003 and 2002 with an original notional amount of $1 billion and Company exposure of $22 million. In the Company's ABS CDO business, the Company has entered into interest rate swaps, which qualify as cash flow hedges under FAS 133. In 2003, $0.7 million in unrealized and realized gains on derivative instruments was reported in the Company's income statement relating to hedge ineffectiveness of cash flow hedges. In 2002, cash flow hedges were deemed to be fully effective. The changes in the fair values of the hedges of a gain of $4.3 million and a loss of $16.8 million for the years ended December 31, 2003 and 2002, respectively are reflected on the balance sheet in accumulated other comprehensive income in shareholders' equity.

The Company entered into a credit derivative contract in December of 2002 relating to a portfolio of high-quality corporate credit risks. The contract matures on December 20, 2007. The exposure under the credit derivative was $19.2 million at December 31, 2003 and 2002. The Company received an upfront fee of $6.2 million in December of 2002 as compensation for the risk taken by the Company under the contract, which was recorded as a derivative liability. At December 31, 2003 and 2002, the derivative was marked-to-market and the Company recognized $1.2 million and $52,000 of the upfront fee as derivative income and unrealized derivative loss of $27,000 and $0 in 2003 and 2002, respectively. ACA Financial Guaranty has not insured this credit derivative contract.

The Company originated synthetic CDS CDOs where it insured the equity or "first loss" position of $47.5 million and $22.5 million at December 31, 2003 and 2002, respectively. In addition, the Company insured credit-linked senior debt credit default swap CDOs. The Company considers

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	CDO Business and Related Derivative Activity (Continued)

both of these products as an extension of its financial guaranty insurance business. However, under FAS 133, these insurance contracts do not qualify for the financial guaranty insurance scope exception. As a result, the insurance contracts are accounted for as derivatives and recorded at fair value. Changes in fair value are recognized in the Company's income statement as net realized and unrealized gains (losses) on derivative instruments. These CDOs are highly structured and not actively traded with no observable market price. The Company utilizes internally developed valuation models to estimate fair value.

The Company believes the most meaningful presentation of the financial statement impact of these products is to reflect premiums as installments are earned, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. In 2003, the Company recognized earned premium of $5.0 million, no incurred losses and realized and unrealized gains on derivatives of $2.0 million. In 2002, the Company recognized earned premium of $1.9 million, no incurred losses and realized and unrealized losses on derivatives of $0.4 million, which is net of a recoverable of $2.7 million under the Company's pre-existing first loss reinsurance facility.

5.	Stock Compensation Plan

In 2001, the Company adopted the American Capital Access Holdings, Incorporated Omnibus Incentive Compensation Plan (the "Plan") under which 2,053,622 shares of the Company's common shares were reserved for issuance to employees, directors and consultants. In 2003, the Company's Board of Directors approved the increase of the number of shares reserved for issuance by 68,454. The plan permits the grant of nonqualified stock options, incentive stock options, share appreciation rights, restricted share, performance units and cash-based awards. The objectives of the Plan are to optimize the profitability and growth of the Company through annual long-term incentives that are consistent and linked with the Company's goals. A summary of option activity is as follows:

	2003	2002	2001
Outstanding at beginning of year	1,933,063	1,823,532	—
Granted	205,368	301,205	1,905,677
Exercised	—	—	—
Forfeited	123,219	191,674	82,145
Outstanding at end of year	2,015,212	1,933,063	1,823,532

The exercise price for stock options issued in 2003, 2002 and 2001 was $13.77, $12.93 and $10.90 per share, respectively. The price is based on the estimated fair value of the Company's shares at the grant date. These stock options vest ratably over three years and have a life of ten years from the grant date.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during 2003, 2002 and 2001: no dividend yield, expected volatility of zero, an expected term of three years and risk-free interest rates of 3.29% to 4.01%, 3.34% to 5.25% and 4.57% to 5.39%, respectively. Utilizing these assumptions, the weighted-average per-share fair value of stock options granted in 2003, 2002 and 2001 was $1.37, $1.73 and $1.54, respectively.

The total fair value of stock options granted was approximately $0.3 million, $0.5 million and $2.9 million in 2003, 2002 and 2001, respectively.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Investments

The amortized cost and estimated fair value of fixed maturity securities were as follows (dollars in thousands):

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale—non-VIE:
U.S. Treasury securities	$59,391	$1,449	$(86)	$60,754
Federal-agency securities	29,105	456	—	29,561
Obligations of states and political subdivisions	28,627	757	(329)	29,055
Corporate securities	58,810	405	(603)	58,612
Asset-backed securities	16,606	259	(1)	16,864
Mortgage-backed securities	80,297	586	(428)	80,455
Total non-VIE Securities	272,836	3,912	(1,447)	275,301

Available for sale—VIE:
Asset-backed securities	2,700,157	20,719	(9,498)	2,711,378
Total	$2,972,993	$24,631	$(10,945)	$2,986,679

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale—non-VIE:
U.S. Treasury securities	$66,411	$2,259	$(1)	$68,669
Federal-agency securities	63,056	908	(8)	63,956
Obligations of states and political subdivisions	2,920	99	—	3,019
Corporate securities	73,454	2,256	(1,254)	74,456
Asset-backed securities	9,521	296	—	9,817
Mortgage-backed securities	1,006	38	—	1,044
Total non-VIE Securities	216,368	5,856	(1,263)	220,961

Available for sale—VIE:
Asset-backed securities	395,904	5,027	(18,208)	382,723
Total	$612,272	$10,883	$(19,471)	$603,684

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2003, by contractual maturity, is shown below (dollars in thousands):

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Investments (Continued)

	2003
	Amortized Cost	Estimated Fair Value
Available for sale:
Due in one year or less	$18,209	$18,304
Due after one year through five years	158,595	160,550
Due after five years through ten years	303,278	303,194
Due after ten years	2,492,911	2,504,631
Total	$2,972,993	$2,986,679

The amortized costs and estimated fair value of asset backed securities owned by the consolidated VIEs at December 31, 2003, included in the above chart by contractual maturity, are shown below (dollars in thousands):

	2003
	Amortized Cost	Estimated Fair Value
Available for sale:
Due in one year or less	$—	$—
Due after one year through five years	77,601	77,634
Due after five years through ten years	262,811	262,596
Due after ten years	2,359,745	2,371,148
Total	$2,700,157	$2,711,378

Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations which may or may not include call or prepayment penalties.

Proceeds from the sale of fixed maturity securities during 2003, 2002 and 2001 were $684.4 million, $279.8 million and $216.3 million, respectively. Gross gains of $9.0 million, $6.2 million and $6.5 million and gross losses of $5.0 million, $2.1 million and $44,000 were realized on those sales in 2003, 2002 and 2001, respectively. In addition, $0.8 million of other than temporary impairments on investments was recognized in 2003.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position (dollars in thousands):

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Investments (Continued)

	December 31, 2003
	Less than 12 months		12 months or more		Total	Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale— non-VIE:
U.S. Treasury securities	$13,006	$(86)	$—	$—	$13,006	$(86)
Federal-agency securities	—	—	—	—	—	—
Obligations of states and political subdivisions	16,644	(329)	—	—	16,644	(329)
Corporate securities	26,318	(368)	1,635	(235)	27,953	(603)
Asset-backed securities	1,736	(1)	—	—	1,736	(1)
Mortgage-backed securities	38,266	(394)	1,499	(34)	39,765	(428)
Total non-VIE Securities	95,970	(1,178)	3,134	(269)	99,104	(1,447)

Available for sale—VIE:
Asset-backed securities	470,081	(4,422)	140,172	(5,076)	610,253	(9,498)
Total	$566,051	$(5,600)	$143,306	$(5,345)	$709,357	$(10,945)

Included above are 147 fixed maturity securities, 38 in the non-VIE portfolios and 109 in the VIE portfolios. At December 31, 2003, there were no fixed maturity securities whose amortized cost exceeded its respective fair value by greater than 20%. In addition, over 98 percent of these securities are rated investment grade in the non-VIE portfolios while over 97 percent are rated investment grade in the VIE portfolios. Management has assessed these and other factors and concluded that there were no other than temporarily impaired fixed maturity securities as of December 31, 2003.

For the years ended December 31, 2003, 2002 and 2001, investment income was derived from the following sources (dollars in thousands):

	2003	2002	2001
Investment income—non-VIE:
Income from fixed maturity securities	$10,065	$10,115	$11,266
Income from cash equivalents	1,498	854	813
Total investment income—non-VIE	11,563	10,969	12,079

Investment income VIE:
Income from fixed maturity securities	40,927	8,460	—
Income from cash equivalents	209	170	—
Income from guaranteed investment contract	1,528	1,171
Total investment income—VIE	42,664	9,801	—

Total investment income	54,227	20,770	12,079
Investment expenses	(1,359)	(501)	(512)

Net investment income	$52,868	$20,269	$11,567

In 2002, the Company invested in a GIC through one of its consolidated VIEs. Management considers the GIC's fair value to approximate contract value. As of December 31, 2003 and 2002, the fair value and contract value of the investment contract was $122.5 million. The GIC earns

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Investments (Continued)

interest at a rate of LIBOR less 0.02%, matures in 2008 and is issued by Financial Security Assurance Inc, a "AAA" rated financial guaranty company.

Fixed maturity securities having an amortized cost of $5.5 million were on deposit with various regulatory authorities as required by law at December 31, 2003 and 2002.

7.	Deferred Policy Acquisition Costs

Deferred policy acquisition costs and the related amortization charged to expenses were as follows (dollars in thousands):

	2003	2002
Balance, beginning of period	$38,387	$34,795

Costs deferred during the period:
Ceding commission on policy cession	—	(108)
Compensation and other acquisition costs	6,491	6,843
Premium taxes	922	903

Total costs deferred during the period	7,413	7,638

Costs amortized during the period	(4,077)	(4,046)

Balance, end of period	$41,723	$38,387

8.	Reinsurance

ACA Financial Guaranty reinsures portions of its risk with other insurance companies under pro-rata, excess-of-loss and first loss, facultative and treaty reinsurance agreements. The first loss reinsurance treaty provides up to $10 million in first loss coverage.

ACA Financial Guaranty has a first loss and excess of loss reinsurance facility (the "Soft Capital Facility") with a third party reinsurer. In the aggregate, the Soft Capital Facility provides the Company with an additional $125 million for the payment of claims. The reinsurance facility provides first loss and excess of loss coverage.

The first loss coverage has an additional $50 million limit of liability and reinsures the in-force portfolio of ACA Financial Guaranty subject to the sublimits of the reinsurer's limit of liability (defined as $20 million in 2002 and increasing to $50 million in 2005 and thereafter) and upon payment of a premium of $50 million. This $50 million in coverage is accounted for as a financing arrangement and no premiums or losses are recognized in the financial statements. In addition to the $50 million of first loss coverage, the reinsurer is liable for 100% of net paid losses in excess of $175 million and after the adjusted surplus, as defined, of ACA Financial Guaranty is less than $25 million, subject to a $75 million limit of liability.

The reinsurer has the option to cancel the Soft Capital Facility on each anniversary date. Should the reinsurer provide a notice of cancellation, the facility may, at the option of ACA Financial Guaranty, be canceled immediately or as of the end of the eighth year following the notice of cancellation with respect to the in-force portfolio at the time of such notice.

Ceded earned premiums were $6.1 million, $6.3 million and $11.8 million in 2003, 2002 and 2001, respectively. Loss and loss adjustment expense payments ceded were $0.2 million and $0.1 million in 2003 and 2002, respectively while reinsurance recoverable on unpaid losses was $1.2 million and $4.1 million at December 31, 2003 and 2002, respectively. There were no loss and loss

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Reinsurance (Continued)

adjustment expense payments ceded as well as no reinsurance recoverable on unpaid losses in 2001. Funds held under reinsurance treaties represent reinsurer funds held by ACA Financial Guaranty for the payment of losses. Funds held were reduced in 2003 and 2002 for loss recoveries of $0.2 million and $0.1 million, respectively under the reinsurance agreement. In the event that the reinsurers are unable to meet their obligations, ACA Financial Guaranty would be liable for the exposure, which has been ceded to such reinsurer.

In 2003, 2002 and 2001, ACA Financial Guaranty assumed reinsurance premiums written of $0.2 million, $1.5 million and $0.3 million, respectively. In 2003, 2002 and 2001, assumed earned premiums were $1.0 million, $0.8 million and $0.4 million, respectively.

9.	Debt

Debt outstanding at December 31, 2003 and 2002 consisted of the following (dollars in thousands):

	December 31,		Maturity Date	Interest Rate Range	Weighted Average Interest Rate
	2003	2002
Grenadier Funding Corp. Commercial Paper Notes	$1,265,699	—	2004		LIBOR**+0.27%
Grenadier Funding Ltd. Tranched Notes Payable	157,500	—	2013	LIBOR** + (0.6% to 0.95%)	LIBOR** + 0.8%
ACA ABS 2003-1 Limited Tranched Notes Payable	361,050	—	2038	LIBOR* + (0.75% to 4.5%)	LIBOR* + 1.04%
ACA ABS 2003-2 Limited Tranched Notes Payable —Floating	520,000	—	2038	LIBOR* + (0.5% to 4.5%)	LIBOR* + 0.98%
Tranched Note Payable— Fixed	5,514	—	2038	5%
Tranched Note Payable— Fixed	3,000	—	2038	11.5%
ACA CDS 2002-1 Limited Tranched Notes Payable	100,500	100,500	2008	LIBOR* + (0.55% to 3%)	LIBOR* + 1.14%
Class A Senior Interest Only	6,603	8,474	2008	5.484%
ACA ABS 2002-1 Limited Tranched Notes Payable	384,920	385,500	2034 - 2037	LIBOR* + (0.54% to 2.6%)	LIBOR* + 0.7%
Total VIE Debt	2,804,786	494,474
ACA ABS 2003-1 Funding Limited	14,858	—	2010	LIBOR* + 2%
ACA ABS 2003-2 Funding Limited	29,875	—	2010	LIBOR* + 2.25%
ACA ABS 2003-3 Funding Limited	10,000	—	2033	LIBOR* + 4%

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Debt (Continued)

	December 31,		Maturity Date	Interest Rate Range	Weighted Average Interest Rate
	2003	2002
ACA CDS 2002-1 Funding Limited Senior Secured Notes	15,991	19,689	2008	LIBOR* + 2%
ACA ABS 2002-1 Funding Limited Series A Notes	7,042	9,345	2009	LIBOR* + 1.5%
Trust Preferred Debt	59,280	17,500	2032-2033	LIBOR* + (3.95% to 4.1%)	LIBOR* + 4.02%
ACA Service Corporation	22,500	—	2013	LIBOR* + 2.1%
Other	—	462
Total Debt	$2,964,332	$541,470

*	Based on three month LIBOR
**	Based on one month LIBOR

As of December 31, 2003, Grenadier Funding Corp. has issued 90 day commercial paper notes. The weighted average interest rate on these notes is based on one-month LIBOR plus 0.27%. These notes are limited recourse debt obligations of the issuers, backed solely by collateral managed by the Company.

The Grenadier Funding Ltd., ACA ABS 2003-1 Limited, ACA ABS 2003-2 Limited, ACA CDS 2002-1 Limited and ACA ABS 2002-1 Limited tranched notes are issued and collateralized through a VIE pursuant to an indenture agreement. These notes are limited recourse debt obligations of the issuers backed solely by a pledge of collateral managed by the Company in the VIE. The notes may be redeemed prior to the scheduled maturity date at the option of the Company as issuer and collateral manager, or in the event of default pursuant to the indenture agreement.

Interest on the ACA CDS 2002-1 Limited Class A senior interest only note issued by the VIE is computed based on a notional value of $48 million. The interest rate on this note is 5.484% until April 15, 2005, 3.565% from April 15, 2005 until July 15, 2005 and 2.742% from July 15, 2005 until maturity.

In 2003, the Company issued trust preferred debt securities of $40 million and had equity investments in the trust of $1.3 million. In 2002, the Company issued trust preferred debt securities of $17.5 million and its equity investment in the trust of $0.5 million was eliminated in consolidation. In 2003, the Company applied FIN No. 46-R, which resulted in the de-consolidation of the $0.5 million equity investment, thereby increasing the Company's debt and related equity investment balances. The trust preferred debt securities have an initial stated term of 30 years with a call provision at five years from the date of each issuance. The current interest rates on the outstanding securities range from 5.11% to 5.28% at December 31, 2003. The effective interest rate of these securities is calculated based on 3-Month LIBOR plus a margin of 3.95% to 4.1% per annum subject to certain interest rate caps during the lives of the securities.

As of December 31, 2003, American Capital Access Service Corporation ("ACA Service") had an outstanding principal balance of $22.5 million under its promissory note dated July 21, 2003 (the "Note") issued to Citigroup Financial Products Inc. ("Citigroup") to finance the Company's equity investment in Grenadier Funding, Ltd. The Note accrues interest at one-month LIBOR plus 2.1%. The Note matures on August 30, 2013 and may be prepaid in whole or in part at the option of the Company. To date, no principal payments have been made on the Note. The Note is a recourse obligation of ACA Service and is backed by a financial guaranty policy issued by ACA

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Debt (Continued)

Financial Guaranty and a collateral account funded with proceeds from the Company's equity investment in Grenadier Funding, Ltd.

10.	Income Taxes

Prior to the corporate reorganization in 2002, the Company filed a consolidated federal income tax return in the U.S. For the last month of 2002 and all of 2003, ACA Financial Guaranty, ACA Service and ACA Risk Solutions, LLC filed three separate federal income tax returns.

The components of income tax expense for the years ended December 31, 2003, 2002 and 2001 were as follows (dollars in thousands):

	2003	2002	2001
Current tax expense:
Federal	$1,712	$—	$—
State and local	207	252	110
Total	1,919	252	110
Deferred tax expense (benefit):
Federal	8,798	(696)	—
State and local	—	—	—
Total	8,798	(696)	—

Total income tax expense (benefit)	$10,717	$(444)	$110

The Company's actual income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income before income taxes for the following reasons (dollars in thousands):

	2003	2002	2001
Expected federal income tax expense	$9,772	$1,443	$952
Tax-exempt interest	(309)	(65)	(28)
Valuation allowance	—	(2,361)	(615)
ACAHI's NOLs forfeited	—	234	—
Loss of foreign entities excluded from federal tax	716	520	—
Deductions related to tax-exempt interest	64	—	—
State and local income taxes, net of federal benefit	134	164	72
Other	340	(379)	(271)
Total income tax expense (benefit)	$10,717	$(444)	$110

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Income Taxes (Continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2003 and 2002, are presented below (dollars in thousands):

	2003	2002
Deferred tax assets:
Net operating losses	$7,301	$13,741
Alternative minimum tax credit	380	—
Loss and loss adjustment expense reserve	2,930	1,822
Unrealized loss on derivatives	—	1,082
Unrealized losses on investments and cash flow hedges	—	8,880
Fixed assets	556	—
Other	228	210
Total gross deferred tax assets	11,395	25,735

Deferred tax liabilities:
Deferred acquisition costs	14,560	13,415
Deferred structuring costs	809	1,018
Unearned premium reserve	2,173	1,138
Unrealized gains on investments and cash flow hedges	427	—
Unrealized gains on derivatives	1,120	—
Other	812	588
Total gross deferred tax liabilities	19,901	16,159

Net deferred tax (liability) asset	$(8,506)	$9,576

At December 31, 2003, the Company has federal net operating loss carryforwards of approximately $20.9 million that begin to expire in 2018.

11.	Commitments

The Company leases its office space under noncancelable operating leases, which expire at various dates through 2009. In addition to base rental costs, the leases for office space provide for rent escalations resulting from increased assessments for real estate taxes, utilities, and maintenance. Rent expense for 2003, 2002 and 2001 was $2.1 million, $2.0 million, and $3.0 million, respectively.

Future minimum lease payments under the noncancelable operating leases at December 31, 2003 were as follows (dollars in thousands):

Year Ending December 31,	Operating Leases
2004	$1,801
2005	1,798
2006	1,798
2007	1,798
2008	1,798
Thereafter	1,199
Total	$10,192

During the ordinary course of business, the Company has become party to certain litigation. Management believes these matters will be resolved with no material impact on the Company.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fixed maturity securities

The fair value for fixed maturity securities available-for-sale shown in Note 6 is based on independent market quotations, broker quotes or valuation models when quotations are not available.

Guaranteed investment contract

The Contract's fair value approximates contract value, as the interest rate is variable at LIBOR less 0.02% and resets on an annual basis.

Cash and cash equivalents

The carrying amounts of these items are reasonable estimates of their fair value.

Unearned premium reserve

The fair value of the Company's unearned premium reserve is based on the estimated cost of entering into a cession of the entire portfolio with third party reinsurers under current market conditions. This amount was determined by using the statutory basis unearned premium reserve, net of estimated ceding commissions.

Debt

Debt is primarily based on variable rates with fair value approximating carrying value.

Present value of installment premiums

The fair value for financial guarantees written (net insurance contracts written) with installment premiums is derived by calculating the present value of the estimated future premiums at a risk adjusted rate of 6% in 2003 and 8% in 2002, net of normal ceding commissions.

Derivatives

The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts that the Company would receive or pay to terminate the transaction at the reporting date. The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value.

Certain products (principally credit protection oriented) issued by the Company have been deemed to meet the definition of a derivative under FAS 133. These products consist primarily of insured credit derivatives. The Company uses derivative instruments primarily to offer credit protection to others and hedge interest rate risk (primarily through interest rate swaps). In addition, the Company enters into forward purchase agreements on warehouse facility agreements for the purpose of accumulating asset-backed securities for potential CDO transactions. These forward purchase agreements are also recognized as derivative transactions.

The Company records these transactions at fair value. Fair value is determined based upon quoted prices or internally developed valuation models.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Fair Value of Financial Instruments (Continued)

The carrying value and estimated fair value of financial instruments are presented below (dollars in millions):

	December 31,
	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Fixed maturity securities	$2,986.7	$2,986.7	$603.7	$603.7
Guaranteed investment contract	122.5	122.5	122.5	122.5
Cash and cash equivalents	212.5	212.5	82.4	82.4
Derivative assets	19.3	19.3	6.8	6.8

Liabilities:
Debt	2,964.3	2,964.3	541.5	541.5
Unearned premium reserve of up-front premiums	172.3	131.6	136.2	99.5
Derivative liabilities	64.0	64.0	40.0	40.0

Off-Balance Sheet Instruments:
Present value of installment premiums	—	45.3	—	29.3

13.	Retirement Plan

The Company offers a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis up to $12,000 for those employees who are under 50. Employees 50 and older are allowed to make a "catch up" contribution of an additional $2,000 for 2003 under the current IRS code. The Company may make discretionary contributions to the plan on behalf of employees. The Company contributed $0.5 million, $0.5 million and $0.2 million to the plan on behalf of employees for the years ended December 31, 2003, 2002 and 2001, respectively.

14.	Common Shares

On February 28, 2001, the Company affected a thousand-for-one common share split by paying a share dividend to shareholders of record as of February 28, 2001. Share information included in the accompanying consolidated financial statements has been restated to reflect the share split. On November 22, 2002, the par value of the common share and senior convertible and convertible preferred share was changed from $0.01 to $0.10.

15.	Preferred Shares

On August 28, 2002, the Company issued 30 convertible preferred shares for $2.0 million to an existing shareholder. In addition, 91 shares of senior convertible preferred shares were converted into 94 convertible preferred shares. The issuance of the additional three shares was accounted for as a share dividend. On February 28, 2001, the Company issued 571 convertible preferred shares for $32.5 million and 220 senior convertible preferred shares for $12.5 million to new and existing shareholders. In conjunction with the issuance of the convertible preferred shares and senior convertible preferred shares, the existing preferred shareholders converted their $15 million of preferred shares to 264 convertible preferred shares. On the same day the Company contributed $40 million of capital to ACA Financial Guaranty and $3.9 million of capital to ACA Service.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Preferred Shares (Continued)

At December 31, 2002, the Company was authorized to issue 20,000,000 shares each having a par value of $0.10. On December 18, 2003, the shareholders of the Company approved an increase in the number of authorized shares to 150,000,000. The authorized capital of the Company shall be divided into (i) common shares, (ii) 1,500 convertible preferred shares, (iii) 220 senior convertible preferred shares, and (iv) such other classes or series of preferred shares as the board may determine. In addition, upon an execution of an initial public offering, these preferred shares convert to common shares.

Each senior convertible preferred and convertible preferred share is convertible at the option of the holder into common shares. Each convertible preferred share is convertible into 5,630 common shares at December 31, 2003 and 2002.

Each share of senior convertible preferred shares is convertible into a number of common shares equal to 5,630 plus 5% per annum, compounded annually. This 5% "liquidation accretion" premium commenced on the date of issuance of the senior convertible preferred shares. Therefore, each senior convertible preferred share is convertible into 6,469 common shares at December 31, 2003.

The senior convertible preferred shares and the convertible preferred shares are non-cumulative and have no sinking fund requirements.

16.	Dividends and Capital Requirements

ACA Financial Guaranty's policyholders' surplus, as determined in accordance with statutory accounting practices as of December 31, 2003, was $137.8 million, which was in excess of the minimum capital and surplus level of $75 million required to satisfy regulatory requirements.

Under Maryland insurance law, ACA Financial Guaranty may pay a dividend, without the prior approval of the Commissioner of the Maryland Insurance Administration, from earned surplus, as defined, subject to the maintenance of a minimum capital requirement and the dividend, which, together with all dividends declared or distributed by it during the preceding twelve months, may not exceed 10% of its policyholders' surplus shown on its last filed statement, or net income, as defined, for such twelve-month period. Since ACA Financial Guaranty's earned surplus was in a deficit position at December 31, 2003, no dividends may be paid without prior approval from the Commissioner of the Maryland Insurance Administration. No dividends were paid in 2003, 2002 or 2001.

Under the terms of the Soft Capital Facility (see Note 8), ACA Financial Guaranty may not pay dividends on its common shares in an amount greater than 50% of its statutory net income for any fiscal year.

In addition, the insurance department of Maryland and certain other states and the rating agencies which rate ACA Financial Guaranty have various requirements relating to the maintenance of certain minimum ratios of statutory capital and reserves to net insurance in force.

17.	Outstanding Exposure and Collateral

ACA Financial Guaranty policies insure the scheduled payments of principal and interest on municipal obligations, asset-backed and corporate financings. The outstanding principal amount of insured obligations in the insured portfolio, net of amounts ceded aggregating $152 million and $194 million during the years ended, December 31, 2003 and 2002, respectively, included the following types of issues (dollars in millions):

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Outstanding Exposure and Collateral (Continued)

	December 31, 2003		December 31, 2002
	Net Par Outstanding	% of Net Par Outstanding	Net Par Outstanding	% of Net Par Outstanding
Municipal:
Healthcare	$927	10.8	$860	13.5
Tax backed	767	9.0	603	9.4
Higher education	1,163	13.6	947	14.9
Long-term care	495	5.8	472	7.4
General obligations	659	7.7	581	9.1
Utilities	289	3.4	216	3.4
Transportation	410	4.8	288	4.5
Housing	233	2.7	157	2.5
Investor-owned utilities	131	1.5	131	2.1
Other	530	6.1	438	6.8
Total municipal obligations	5,604	65.4	4,693	73.6

Non-Municipal:
Super-senior	1,620	18.9	442	6.9
Capital relief	833	9.7	699	11.0
Structured finance	150	1.8	58	0.9
Other	356	4.2	486	7.6
Total non-municipal obligations	2,959	34.6	1,685	26.4
Total	$8,563	100.0	$6,378	100.0

The following table sets forth, by state, those states in which the Company has the largest net par outstanding of insured municipal obligations (dollars in millions):

	December 31, 2003		December 31, 2002
	Net Par Outstanding	% of Net Par Outstanding	Net Par Outstanding	% of Net Par Outstanding
California	$1,102	19.7	$901	19.2
New York	339	6.1	297	6.3
Texas	283	5.0	279	6.0
Pennsylvania	274	4.9	183	3.9
Florida	229	4.1	198	4.2
Other states	3,377	60.2	2,835	60.4
Total municipal obligations	$5,604	100.0	$4,693	100.0

The principal amount of insured obligations as of December 31, 2003, in the insured portfolio, net of amounts ceded, and the terms to final maturity were as follows (dollars in millions). Actual maturities could differ from final maturities because borrowers have the right to refund or prepay certain obligations.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Outstanding Exposure and Collateral (Continued)

Terms to Maturity
0 to 5 years	$3,128
5 to 10 years	1,357
10 to 15 years	1,060
15 to 20 years	1,049
20 and above	1,969
Total	$8,563

18.	Related-Party Transactions

During 2002 and 2001, the Company purchased 10,781 and 76,180 shares, respectively, of its common stock from employees terminated during the year for a purchase price of $216,000 and $1.2 million, respectively. The shares purchased were accounted for as treasury shares. No treasury shares were purchased in 2003.

In 2002, the Company replaced one of its investment managers with Stephens Capital Management ("Stephens") and incurred investment management fees of $151,000 and $95,000 related to Stephens during 2003 and 2002, respectively. This investment manager is affiliated with Stephens Group Inc., which has a representative on the Company's Board of Directors and is an investor in the Company.

In February 2001, Banc of America Securities, LLC, an affiliate of Bank of America Investment Corporation, acted as placement agent in connection with the issuance of convertible preference shares and convertible preferred shares by the Company and received $1.1 million for these services. As of April 1, 2004, Bank of America Investment Corporation is an investor in the Company.

In May 2003, Banc of America Securities, LLC, an affiliate of Bank of America Investment Corporation, acted as placement agent in connection with the origination of one of the Company's proprietary CDOs. The Company paid Banc of America Securities, LLC a total of approximately $3.5 million in placement and structuring fees and expenses.

Pursuant to employment contracts approved by the Board of Directors, in 2001 key senior executives purchased 415,638 shares of common shares of the Company in exchange for $4.2 million, 10-year promissory notes payable to the Company in 2001. The promissory notes accrue interest at the 10-year U.S. Treasury rate. No further loans for the purchase of the common shares of the Company are provided for under the current terms of the employment agreements. In accordance with the terms of the promissory notes, no principal payments were made in 2003 and 2002 while interest payments of $100,000 and $0 were made in 2003 and 2002, respectively. The Company recorded interest income related to the promissory notes of $262,000, $288,000 and $133,000 during 2003, 2002 and 2001, respectively. Interest receivable relating to the promissory notes is $583,000 and $421,000 at December 31, 2003 and 2002, respectively.

Upon the Chief Executive Officer's ("CEO") employment with the Company in 2001, the Company agreed to guarantee payments charged by the CEO on a corporate credit card and the CEO agreed to reimburse the Company for any personal amounts charged to the card and paid by the Company. As of December 31, 2003 and 2002, the outstanding amounts on the corporate credit card, together with accrued interest, totaled $226,000 and $108,000. On February 11, 2004, the CEO made a payment to the Company for all outstanding amounts on the corporate credit card and the Company discontinued the guarantee arrangement.

Placement and consulting fees of $73,000 and $89,000 were paid in 2003 and 2002, respectively for services performed by Libertas Group, a related party to one of the Company's executive officers.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Related-Party Transactions (Continued)

Libertas Group has acted on behalf of the Company in connection with the hiring of several of its employees. Libertas Group will not be compensated for providing any such services in the future.

19.	Segment Information

The determination of the Company's business segments is based on how the Company monitors and manages the performance of its operations. The Company has two operating segments, as follows: (1) Insurance, which provides financial guarantees for public finance and structured finance obligations; and (2) Financial Services, which participates in the structured finance market through its investment, structuring and management of collateralized debt obligations and asset backed securities originated in partnership with investment banks.

The Company's operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

For financial reporting purposes, and to reconcile to the amounts reported in the consolidated financial statements, two additional segments which are not part of the operating segments are utilized: "Consolidated Variable Interest Entities" ("VIE") and "Corporate/Other". The Consolidated VIE segment consists of the revenues and expenses associated with VIEs for which funding has been obtained and are consolidated on the balance sheet. These income and expense items are eliminated as any net investment income is allocated to either the Insurance segment as premium or the Financial Services segment as fee income. The Corporate/Other segment consists of revenue and expense items relating to corporate and other central costs not attributable to any individual segment.

The following table is a summary of the financial information by reportable segment as of and for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

2003	Insurance	Financial Services	Consolidated VIEs	Corporate/ Other	Segment Eliminations	Total Consolidated
Net premiums written	$66,249	$—	$—	$—	$(3,700)	$62,549

Premiums earned	27,622	—	—	—	(3,786)	23,836
Investment income and realized gains (losses)	14,453	(274)	43,463	284	(1,870)	56,056
Net realized and unrealized gain (loss) on derivative instruments	1,976	1,402	3,443	—	—	6,821
Derivative income	—	1,931	10,041	—	—	11,972
Fee and other income	498	16,035	(3)	53	(7,262)	9,321

Total revenues	44,549	19,094	56,944	337	(12,918)	108,006

Interest expense	—	1,130	40,910	1,888	(1,882)	42,046

Total expenses	19,126	17,519	53,501	2,768	(12,828)	80,086

Income (loss) before income taxes	25,423	1,575	3,443	(2,431)	(90)	27,920

Assets	$431,857	$12,056	$2,985,615	$38,898	$—	$3,468,426

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	Segment Information (Continued)

2002	Insurance	Financial Services	Consolidated VIEs	Corporate/ Other	Segment Eliminations	Total Consolidated
Net premiums written	$49,607	$—	$—	$—	$(2,173)	$47,434

Premiums earned	15,692	—	—	—	(1,716)	13,976
Investment income and realized gains (losses)	14,415	320	9,801	314	(443)	24,407
Net realized and unrealized gain (loss) on derivative instruments	—	(3,449)	(5,217)	—	—	(8,666)
Derivative income	—	597	4,378	—	—	4,975
Fee and other income	689	7,308	537	—	(3,622)	4,912

Total revenues	30,796	4,776	9,499	314	(5,781)	39,604

Interest expense	17	1,760	8,546	74	(528)	9,869

Total expenses	16,165	9,930	14,716	777	(6,108)	35,480

Income (loss) before income taxes	14,631	(5,154)	(5,217)	(463)	327	4,124

Assets	$349,010	$15,790	$535,958	$14,858	$—	$915,616

2001	Insurance	Financial Services	Consolidated VIEs	Corporate/ Other	Segment Eliminations	Total Consolidated
Net premiums written	$5,459	$—	$—	$—	$—	$5,459

Premiums earned	6,672	—	—	—	—	6,672
Investment income and realized gains (losses)	17,874	—	—	204	—	18,078
Net realized and unrealized gain (loss) on derivative instruments	—	—	—	—	—	—
Derivative income	—	—	—	—	—	—
Fee and other income	181	8	—	5	—	194

Total revenues	24,727	8	—	209	—	24,944

Interest expense	—	—	—	126	—	126

Total expenses	19,944	52	—	2,229	—	22,225

Income (loss) before income taxes	4,783	(44)	—	(2,020)	—	2,719

Assets	$286,002	$5,136	$—	$7,924	$—	$299,062

20.    Subsequent Events

In connection with the Company's public offering, these consolidated financial statements have been retroactively adjusted for a 5.63 for 1 share split, which will become effective prior to consummation of the offering. All share, stock option and related amounts included in these financial statements and related footnotes have been adjusted to reflect the share split.

CERTAIN RATINGS INFORMATION

The following descriptions of financial strength ratings are derived from more extensive explanations provided by Fitch Ratings Inc. and Standard & Poor's Rating Group, a division of The McGraw-Hill Companies.

Fitch Ratings Inc.

Insurer Financial Strength Ratings

The Insurer Financial Strength Rating (IFS Rating) provides an assessment of the financial strength of an insurance organization, and its capacity to meet senior obligations to policyholders and contractholders on a timely basis. The IFS Rating is assigned to the insurance organization itself, and no liabilities or obligations of the insurer are specifically rated unless otherwise stated (for example, Fitch Ratings may separately rate the debt obligations of an insurer). The IFS Rating can be assigned to insurance and reinsurance companies in all insurance sectors, including the life & health, property & casualty, mortgage, financial guaranty and title insurance sectors, as well as managed care companies such as health maintenance organizations.

The IFS Rating does not address the willingness of an insurance organization's management to honor its company's obligations, nor does the IFS Rating address the quality of an insurer's claims handling services. In the context of the IFS Rating, the timeliness of payments is considered relative to both contract and/or policy terms and also recognizes the possibility of acceptable delays caused by circumstances unique to the insurance industry, including claims reviews, fraud investigations and coverage disputes.

The IFS Rating is based on a comprehensive analysis of relevant factors that in large part determine an insurance organization's financial strength, including its regulatory solvency characteristics, liquidity, operating performance, financial flexibility, balance sheet strength, management quality, competitive positioning and long-term business viability.

The IFS Rating is an international-scale rating, and incorporates relevant economic and political risks that could impair an insurance organization's capacity to meet its obligations. As a result, in most cases it would be rare for an insurance organization to achieve an IFS Rating that would be higher than the long-term, international-scale local currency ratings assigned to the obligations of its sovereign state of domicile. One exception could be cases in which foreign parental support commitments are in place. Other exceptions could include cases in which, due to the international nature of an insurer's business, a major portion of its business and financial resources are not exposed to the economic and political risks of its sovereign state. Since the IFS Rating is not assigned to any specific obligations of the insurer, the rating does not take into account the potential for government restrictions that could prevent specific obligations from being met on a timely basis, such as exchange controls placed on obligations owed in a foreign currency.

The IFS Rating uses the same ratings scale and symbols used by Fitch Ratings for its international ratings of long-term debt obligations and issuers. However, the definitions associated with the ratings reflect the unique aspects of the IFS Rating within an insurance industry context. Ratings in the 'AA' through 'CCC' categories may be amended with a (+) or (-) sign to show relative standing within the major rating category. Ratings of 'BBB-' and higher are considered to be 'Secure', and those of 'BB+' and lower are considered to be 'Vulnerable'.

AAA

Exceptionally strong.    Insurers assigned this highest rating are viewed as possessing exceptionally strong capacity to meet policyholder and contract obligations. For such companies, risk factors are minimal and the impact of any adverse business and economic factors is expected to be extremely small.

AA

Very strong.    Insurers are viewed as possessing very strong capacity to meet policyholder and contract obligations. Risk factors are modest, and the impact of any adverse business and economic factors is expected to be very small.

A

Strong.    Insurers are viewed as possessing strong capacity to meet policyholder and contract obligations. Risk factors are moderate, and the impact of any adverse business and economic factors is expected to be small.

BBB

Good.    Insurers are viewed as possessing good capacity to meet policyholder and contract obligations. Risk factors are somewhat high, and the impact of any adverse business and economic factors is expected to be material, yet manageable.

BB

Moderately weak.    Insurers are viewed as moderately weak with an uncertain capacity to meet policyholder and contract obligations. Though positive factors are present, overall risk factors are high, and the impact of any adverse business and economic factors is expected to be significant.

B

Weak.    Insurers are viewed as weak with a poor capacity to meet policyholder and contract obligations. Risk factors are very high, and the impact of any adverse business and economic factors is expected to be very significant.

CCC, CC, C

Very weak.    Insurers rated in any of these three categories are viewed as very weak with a very poor capacity to meet policyholder and contract obligations. Risk factors are extremely high, and the impact of any adverse business and economic factors is expected to be insurmountable. A 'CC' rating indicates that some form of insolvency or liquidity impairment appears probable. A 'C' rating signals that insolvency or a liquidity impairment appears imminent.

DDD, DD, D

Distressed.    These ratings are assigned to insurers that have either failed to make payments on their obligations in a timely manner, are deemed to be insolvent, or have been subjected to some form of regulatory intervention. Within the DDD-D range, those companies rated 'DDD' have the highest prospects for resumption of business operations or, if liquidated or wound down, of having a vast majority of their obligations to policyholders and contractholders ultimately paid off, though on a delayed basis (with recoveries expected in the range of 90-100%). Those rated 'DD' show a much lower likelihood of ultimately paying off material amounts of their obligations in a liquidation or wind down scenario (in a range of 50-90%). Those rated 'D' are ultimately expected to have very limited liquid assets available to fund obligations, and therefore any ultimate payoffs would be quite modest (at under 50%).

Notes:

"+" or "-" may be appended to a rating to indicate the relative position of a credit within the rating category. Such suffixes are not added to ratings in the "AAA" category or to ratings below the "CCC" category.

A Rating Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are 'stable' could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch Ratings may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

Standard & Poor's Rating Group

Insurer Financial Strength Ratings

A Standard & Poor's Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. This opinion is not specific to any particular policy or contract, nor does it address the suitability of a particular policy or contract for a specific purpose or purchaser. Furthermore, the opinion does not take into account deductibles, surrender or cancellation penalties, timeliness of payment, nor the likelihood of the use of a defense such as fraud to deny claims. For organizations with cross-border or multinational operations, including those conducted by subsidiaries or branch offices, the ratings do not take into account potential that may exist for foreign exchange restrictions to prevent financial obligations from being met. Insurer Financial Strength Ratings are based on information furnished by rated organizations or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may on occasion rely on unaudited financial information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of such information or based on other circumstances. Insurer Financial Strength Ratings do not refer to an organization's ability to meet nonpolicy (i.e. debt) obligations. Assignment of ratings to debt issued by insurers or to debt issues that are fully or partially supported by insurance policies, contracts, or guarantees is a separate process from the determination of Insurer Financial Strength Ratings, and follows procedures consistent with issue credit rating definitions and practices. Insurer Financial Strength Ratings are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold, or sell any security issued by an insurer. A rating is not a guaranty of an insurer's financial strength or security.

Insurer Financial Strength Ratings

An insurer rated 'BBB' or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments.

AAA

An insurer rated 'AAA' has EXTREMELY STRONG financial security characteristics. 'AAA' is the highest Insurer Financial Strength Rating assigned by Standard & Poor's.

AA

An insurer rated 'AA' has VERY STRONG financial security characteristics, differing only slightly from those rated higher.

A

An insurer rated 'A' has STRONG financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

BBB

An insurer rated 'BBB' has GOOD financial security characteristics, but is more likely to be affected by adverse business conditions than are higher rated insurers.

An insurer rated 'BB' or lower is regarded as having vulnerable characteristics that may outweigh its strengths. 'BB' indicates the least degree of vulnerability within the range; 'CC' the highest.

BB

An insurer rated 'BB' has MARGINAL financial security characteristics. Positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.

B

An insurer rated 'B' has WEAK financial security characteristics. Adverse business conditions will likely impair its ability to meet financial commitments.

CCC

An insurer rated 'CCC' has VERY WEAK financial security characteristics, and is dependent on favorable business conditions to meet financial commitments.

CC

An insurer rated 'CC' has EXTREMELY WEAK financial security characteristics and is likely not to meet some of its financial commitments.

R

An insurer rated 'R' has experienced a REGULATORY ACTION regarding solvency. The rating does not apply to insurers subject only to nonfinancial actions such as market conduct violations.

NR

An insurer designated 'NR' is NOT RATED, which implies no opinion about the insurer's financial security.

Plus (+) or minus (-) signs following ratings from 'AA' to 'CCC' show relative standing within the major rating categories.

CreditWatch highlights the potential direction of a rating, focusing on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor's. The events may include mergers, recapitalizations, voter referenda, regulatory actions, or anticipated operating developments. Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is needed to evaluate the rating. A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The "positive" designation means that a rating may be raised; "negative" means that a rating may be lowered; "developing" means that a rating may be raised, lowered or affirmed.

'pi' Ratings, denoted with a 'pi' subscript, are Insurer Financial Strength Ratings based on an analysis of published financial information and additional information in the public domain. They do not reflect in-depth meetings with an insurer's management nor do they incorporate material non-public information, and are therefore based on less comprehensive information than ratings without a 'pi' subscript. 'pi' ratings are reviewed annually based on a new year's financial statements, but may be reviewed on an interim basis if a major event that may affect an insurer's financial security occurs. 'pi' ratings are not modified with '+' or '-' designations, nor are they subject to potential CreditWatch listings.

National Scale Ratings, denoted with a prefix such as 'mx' (Mexico) or 'ra' (Argentina), assess an insurer's financial security relative to other insurers in its home market. For more information, refer to the separate definitions for national scale ratings.

          shares

Common shares

Prospectus

JPMorgan

                     , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority, or the BMA, must approve all issuances and transfers of shares of a Bermuda exempted company. The BMA has issued its permission for the issue and free transferability of the common shares being offered pursuant to this prospectus, as long as the shares are listed on the New York Stock Exchange, or the NYSE, to and among persons who are non-residents of Bermuda for exchange control purposes. In addition, we will deliver to and file a copy of this prospectus with the Registrar of Companies in Bermuda in accordance with Bermuda law. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

Until             , 2004, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee	$15,838
National Association of Securities Dealers, Inc. filing fee	13,000
New York Stock Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total	$*

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

Bye-law 29 of our bye-laws provides, among other things, that: the directors, officers and any other persons appointed to a committee of our board of directors, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of our company to the full extent permitted by law from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the conduct of our business or the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to our company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; provided, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree not subject to appeal, to have committed fraud or dishonesty.

Bye-law 30 of our bye-laws provides that each shareholder agrees to waive any claim or right of action it might have, whether individually or by or in the right of our company, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for us, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

Section 98 of the Bermuda Companies Act 1981, or the Companies Act, provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceeding, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted if granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.

We have purchased directors and officers liability insurance policies. Such insurance would be available to our directors and officers in accordance with its terms. In addition, certain directors may be covered by directors and officers liability insurance policies purchased by their respective employers.

Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of our company against certain liabilities under the Securities Act.

Reference is made to the employment agreements with our named executive officers filed as Exhibits 10.1 through 10.8 hereto for provisions that provide our named executive officers with further indemnification to the maximum extent permitted by law.

Item 15.    Recent Sales of Unregistered Securities

The following is a list of all securities sold by us or our predecessor, American Capital Access Holdings, Incorporated in the last three years. All of the issuances described below were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

On February 26, 2001, we sold to certain accredited investors 571.27 convertible preference shares for an aggregate purchase price of $32.5 million and 219.72 shares of senior convertible preferred shares for an aggregate purchase price of $12.5 million.

In February 2001, our board of directors authorized a 1000-for-1 share split of our common shares to be distributed to our security holders in the form of a share dividend.

From April 2001 until June 2001, we sold approximately 415,638 of our common shares to four of our executive officers for an aggregate purchase price of $4.2 million.

Since March 31, 2001 we granted options, with exercise prices ranging from $10.90 to $13.77, to purchase a total of 2,015,212 of our common shares pursuant to our Omnibus Incentive Compensation Plan. As of December 31, 2003, options with respect to 2,015,212 of our common shares were outstanding.

In August 2002, three of our accredited investors converted an aggregate of 90.49 of their senior convertible preferred shares for convertible preference shares. In addition, we sold to one of the accredited investors an additional 30.32 convertible preference shares for an aggregate purchase price of $2,000,000.

On December 4, 2002, ACA Statutory Trust I, or Trust I, issued and sold $17,500,000 of the its Floating Rate Capital Securities to I-Preferred Term Securities I, Ltd. The proceeds from these sales were used by Trust I to purchase $18,042,000 in principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures of American Capital Access Holdings Limited.

On May 15, 2003, ACA Statutory Trust II, or Trust II, issued and sold $20,000,000 of its Floating Rate Capital Securities to I-Preferred Term Securities II, Ltd. The proceeds from these sales were used by Trust II to purchase $20,619,000 in principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures of American Capital Access Holdings Limited.

On October 29, 2003, ACA Statutory Trust III, or Trust III, issued and sold $20,000,000 of its Floating Rate Capital Securities to I-Preferred Term Securities III, Ltd. The proceeds from these sales were used by Trust III to purchase $20,619,000 in principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures of American Capital Access Holdings Limited.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

The Exhibit Index filed herewith is incorporated herein by reference.

(b)    Financial Statement Schedules

Schedule II: Condensed Financial Information of Registrant

Schedule III: Supplementary Insurance Information

Schedule IV: Reinsurance

Schedule V: Valuation and Qualifying Accounts and Reserves

Report of Independent Auditors on
Financial Statement Schedules

To the Board of Directors and Shareholders
of American Capital Access Holdings Limited:

The share split described in Note 4 to the financial statement Schedule II has not been consummated as of April 8, 2004. When it has been consummated, we will be in a position to furnish the following report.

"Our audits of the consolidated financial statements referred to in our report dated April 2, 2004, and appearing in the Form S-1 of American Capital Access Holdings Limited also included an audit of the accompanying financial statement schedules listed in Item 16 of this Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements."

PricewaterhouseCoopers LLP

McLean, Virginia
April 2, 2004

Schedule II

Condensed Financial Information of
AMERICAN CAPITAL ACCESS HOLDINGS LIMITED (Parent Company)
BALANCE SHEETS
(Dollars in Thousands, Except Share Amounts)

	December 31,
ASSETS	2003	2002
Investments in subsidiaries and affiliates	$222,919	$168,873
Cash and cash equivalents	9,512	3,320
Receivable from affiliates	10,572	—
Deferred debt issuance costs	1,691	525
Intangibles	4,891	4,891
Other assets	4,400	1,432
Total assets	$253,985	$179,041
LIABILITIES AND SHAREHOLDERS' EQUITY
Debt	59,280	18,042
Accrued interest payable	399	76
Payable to affiliates	—	956
Accrued expenses and other liabilities	—	107
Total liabilities	59,679	19,181
Senior convertible preferred shares (129 shares issued and outstanding at December 31, 2003 and 2002)	7,339	7,339
Convertible preferred shares (959 shares issued and outstanding at December 31, 2003 and 2002)	54,858	54,858
Common shares (149,998,280 and 19,998,280 shares authorized at December 31, 2003 and 2002, respectively; 6,045,635 shares issued and outstanding at December 31, 2003 and 2002; par value of $0.0177)	107	107
Gross paid-in and contributed capital	125,721	125,721
Treasury shares at cost (159,870 shares at December 31, 2003 and 2002)	(3,222)	(3,222)
Notes receivable from shareholders	(4,200)	(4,200)
Accumulated other comprehensive income (loss) (net of deferred income tax of $404 and $8,880 at December 31, 2003 and 2002, respectively)	751	(16,492)
Retained earnings (deficit)	12,952	(4,251)
Total shareholders' equity	194,306	159,860
Total liabilities and shareholders' equity	$253,985	$179,041

See accompanying notes to financial statements

Schedule II

Condensed Financial Information of
AMERICAN CAPITAL ACCESS HOLDINGS LIMITED (Parent Company)
STATEMENTS OF INCOME
(Dollars in Thousands, Except Share Amounts)

	For the years ended December 31,
	2003	2002	2001
Revenues:
Equity in earnings of subsidiaries and affiliates	$19,033	$4,522	$2,724
Net investment income	322	314	134
Total revenues	19,355	4,836	2,858
Expenses:
Other operating expenses	264	141	31
Interest expense	1,888	76	—
Depreciation and amortization	—	—	137
Total expenses	2,152	217	168
Income before income taxes	17,203	4,619	2,690

Provision for income taxes	—	51	81
Net income	$17,203	$4,568	$2,609
Net income per share:
Basic	$2.92	$0.77	$0.45
Diluted	$1.37	$0.37	$0.23
Weighted average number of common shares outstanding:
Basic	5,885,765	5,895,423	5,786,307
Diluted	12,559,380	12,268,260	11,136,000

See accompanying notes to financial statements

Schedule II

Condensed Financial Information of
AMERICAN CAPITAL ACCESS HOLDINGS LIMITED (Parent Company)
STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$17,203	$4,568	$2,609
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net (income) of subidiaries and affiliates	(19,033)	(4,522)	(2,724)
Affiliate balances	(11,528)	(1,874)	1,335
Accrued expenses and other liabilities	(107)	107	—
Accrued interest payable	323	76	—
Other	(3,400)	1,899	135
Net cash provided by operating activities	(16,542)	254	1,355
Cash flows from investing activities:
Capital contributions to subsidiaries and affiliates	(17,338)	(16,303)	(43,931)
Net cash used in investing activities	(17,338)	(16,303)	(43,931)
Cash flows from financing activities:
Proceeds from issuance of debt	41,238	18,042	—
Payment of issuance costs for debt	(1,166)	(525)	—
Proceeds from issuance of preferred shares, net of issuance costs	—	2,000	43,751
Purchase of treasury shares	—	(216)	(1,170)
Net cash provided by financing activities	40,072	19,301	42,581
Net increase in cash and cash equivalents	6,192	3,252	5
Cash and cash equivalents at beginning of year	3,320	68	63
Cash and cash equivalents at end of year	$9,512	$3,320	$68
Supplemental cash flow disclosures:
Income taxes paid	$2,814	$57	$—
Interest paid	$1,529	$0	$—

See accompanying notes to financial statements

Schedule II

Condensed Financial Information of
AMERICAN CAPITAL ACCESS HOLDINGS LIMITED (Parent Company)
NOTES TO FINANCIAL STATEMENTS

1.	Business, Organization and Operations

American Capital Access Holdings Limited (the "Company"), a company incorporated in Bermuda was established on November 22, 2002 as a result of a corporate reorganization. American Capital Access Holdings, Inc. ("ACAHI") a Delaware Corporation incorporated on January 3, 1997 was merged into American Capital Access Holdings (Arizona), Inc. (an Arizona corporation) and a wholly-owned subsidiary of the Company. American Capital Access Holdings (Arizona), Inc. then transferred its domicile to Bermuda pursuant to a redomestication procedure under Arizona law and a continuance procedure under Bermuda law and changed its name to American Capital Access Holdings Limited (Bermuda). The Company, through its subsidiary ACA Financial Guaranty Corporation ("ACA Financial Guaranty") is engaged in the business of providing financial guaranty insurance on municipal obligations, and, asset-backed and corporate financings, bank certificates of deposit and surety risks. Also, the Company, through its subsidiary ACA Risk Solutions, L.L.C. participates in the structured finance market through its investment, structuring and management of collateralized debt obligations ("CDO") and Asset Backed Securities ("ABS") originated in partnership with investment banks.

These parent company condensed financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which are included elsewhere in this registration statement.

2.	Debt

As of December 31, 2003 and 2002, the Company issued trust preferred debt securities of $59.3 million and $18.0 million, respectively. The trust preferred securities have an initial with a stated term of 30 years with a call provision of five years from the date of each issuance. The current interest rates on the outstanding securities range from 5.14% to 5.23% at December 31, 2003. The effective interest rate of these securities is calculated based on 3-Month LIBOR plus a margin of 3.95% to 4.1% per annum subject to certain interest rate caps during the lives of the securities.

3.	Intangibles

The Company purchased all of the outstanding common stock of a Maryland-domiciled insurance company on September 24, 1997, and changed its name to ACA Financial Guaranty Corporation. The acquisition was accounted for as a purchase and the price was allocated to the fair market value of the investments acquired of $15.1 million. In addition to the investments acquired, the Company paid $5.5 million for 54 certificates of authority (licenses) to transact financial guaranty insurance. The licenses through 2001 were being amortized over a 40-year life, beginning with commencement of operations of ACA Financial Guaranty on September 24, 1997. The unamortized balance of these licenses at December 31, 2003 and 2002 was $4.9 million. Effective January 1, 2002 the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 requires that an entity no longer amortize intangible assets that have an indefinite life but rather test for impairment losses on an annual basis. The Company believes these licenses have an indefinite life. If the carrying value of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. The Company did not have an impairment loss. ACA Financial Guaranty is licensed, or otherwise authorized, to transact business in 50 states, the District of Columbia, Guam, the Virgin Islands and Puerto Rico.

4.    Subsequent Events

In connection with the Company's public offering, this condensed financial information has been retroactively adjusted for a 5.63 for 1 share split, which will become effective prior to consummation of the offering. All share, stock option and related amounts included in this condensed financial information footnotes have been adjusted to reflect the share split.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
Schedule III
Supplementary Insurance Information
As of and for the Years ended December 31, 2003, 2002, and 2001 (Dollars in Thousands)

2003
Segment	Deferred Policy Acquisition Costs	Unearned Premium Reserve	Reserve for Loss and LAE Expense	Net Investment Income	Net Written Premiums	Net Premiums Earned	Loss and LAE Expense	Acquisition Costs	Other Operating Expenses
Insurance	$41,723	$172,337	$9,547	$9,774	$66,249	$27,622	$3,168	$4,077	$11,129
Financial Services	—	—	—	1,217	—	—	—	—	16,388
Consolidated VIEs	—	—	—	43,463	—	—	—	—	12,592
Corporate/Other and Segment Eliminations	—	—	—	(1,586)	(3,700)	(3,786)	—	—	(10,643)
Total	$41,723	$172,337	$9,547	$52,868	$62,549	$23,836	$3,168	$4,077	$29,466

2002
Segment	Deferred Policy Acquisition Costs	Unearned Premium Reserve	Reserve for Loss and LAE Expense	Net Investment Income	Net Written Premiums	Net Premiums Earned	Loss and LAE Expense	Acquisition Costs	Other Operating Expenses
Insurance	$38,387	$136,222	$6,555	$10,277	$49,607	$15,692	$1,801	$4,046	$9,784
Financial Services	—	—	—	320	—	—	—	—	8,170
Consolidated VIEs	—	—	—	9,801	—	—	—	—	5,314
Corporate/Other and Segment Eliminations	—	—	—	(129)	(2,173)	(1,716)	—	—	(4,585)
Total	$38,387	$136,222	$6,555	$20,269	$47,434	$13,976	$1,801	$4,046	$18,683

2001
Segment	Deferred Policy Acquisition Costs	Unearned Premium Reserve	Reserve for Loss and LAE Expense	Net Investment Income	Net Written Premiums	Net Premiums Earned	Loss and LAE Expense	Acquisition Costs	Other Operating Expenses
Insurance	$34,795	$101,208	$3,405	$11,363	$5,459	$6,672	$1,636	$3,680	$13,857
Financial Services	—	—	—	—	—	—	—	—	231
Consolidated VIEs	—	—	—	—	—	—	—	—	—
Corporate/Other and Segment Eliminations	—	—	—	204	—	—	—	—	216
Total	$34,795	$101,208	$3,405	$11,567	$5,459	$6,672	$1,636	$3,680	$14,304

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
Schedule IV
Reinsurance
For the Years Ended December 31, 2003, 2002, and 2001 (Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
2003
Earned Premium	$28,899	$(6,064)	$1,001	$23,836	4.2%
2002
Earned Premium	$19,435	$(6,273)	$814	$13,976	5.8%
2001
Earned Premium	$18,106	$(11,795)	$361	$6,672	5.4%

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED AND SUBSIDIARIES
Schedule V
Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2003, 2002, and 2001 (Dollars in Thousands)

	Additions
Description	Balance at Beg. of Period	Charged to Costs and Expense/(Deductions	Balance at End of Period
2003
Valuation allowance on deferred tax asset	$0	$0	$0
2002
Valuation allowance on deferred tax asset	$2,361	$(2,361)	$0
2001
Valuation allowance on deferred tax asset	$2,225	$136	$2,361

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on April  8, 2004.

AMERICAN CAPITAL ACCESS HOLDINGS LIMITED
By:	/s/ Michael E. Satz
Name: Michael E. Satz Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities indicated below on the 8th day of April, 2004.

Signature	Title

*	Chairman of the Board of Directors

John G. Berylson

/s/ Michael E. Satz	Deputy Chairman and Chief Executive Officer (Principal Executive Officer)

Michael E. Satz

/s/ Edward U. Gilpin	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Edward U. Gilpin

*	Director

David M. Barse

*	Director

Bradely E. Cooper

*	Director

Steven B. Gruber

*	Director

Curtis R. Jensen

*	Director

Demos Kouvaris

*	Director

Douglas H. Martin

*	Director

Mani A. Sadeghi

Signature	Title

*	Director

Warren A. Stephens

/s/ Michael E. Satz	Authorized representative in the United States

Michael E. Satz

*	The undersigned by signing his name hereto, does hereby sign and execute this Amendment No. 2 to this Registration Statement on behalf of the above named officers and directors of the Company pursuant to the Power of Attorney executed by such officers and directors previously filed with the Securities and Exchange Commission.

By:   /s/ Michael E. Satz

Michael E. Satz
Attorney-in-fact

EXHIBIT INDEX

The registrant agrees to furnish a copy of any long-term debt instrument wherein the securities authorized do not exceed 10 percent of the registrant's total assets on a consolidated basis upon the request of the Securities and Exchange Commission.

Exhibit No.	Description
1.1	Form of Underwriting Agreement, dated as of , by and between American Capital Access Holdings Limited and J.P. Morgan Securities Inc.*
3.1	Memorandum of Continuance.**
3.2	Form of Amended and Restated Bye-laws.*
4.1	Form of Certificate of Common Shares of American Capital Access Holdings Limited.*
4.2	Registration Rights Agreement, dated as of September 23, 1997.**
4.3	Registration Rights Agreement, dated as of February 28, 2001.**
4.4	Indenture, dated as of July 29, 2002, among ACA ABS 2002-1, Limited, ACA ABS 2002-1, L.L.C., and Lasalle Bank National Association.*
4.5	Indenture, dated as of May 20, 2003, between ACA ABS 2003-1, Limited, and Lasalle Bank National Association.*
4.6	Indenture, dated as of November 6, 2003, among ACA ABS 2003-2, Limited, ACA ABS 2003-2, L.L.C., Lasalle Bank National Association, and CDC Ixis Financial Guaranty North America, Inc.*
4.7	Indenture, dated as of July 14, 2003, among Grenadier Funding, Limited, Grenadier Funding Corp., JPMorgan Chase Bank, and Citibank, N.A.*
5.1	Opinion of Conyers Dill & Pearman as to the legality of the securities being registered.*
8.1	Opinion of Hogan & Hartson LLP with respect to certain U.S. federal income tax considerations.*
10.1	Agreement of Lease, dated as of August 7, 1998, between MSDW 140 Broadway Property, L.L.C. and American Capital Access Service Corporation, as amended.**
10.2	Employment Agreement, dated as of March 1, 2001, between the company and Michael E. Satz.**
10.3	Employment Agreement, dated as of May 1, 2001, between the company and Maryam H. Muessel.**
10.4	Employment Agreement, dated as of March 1, 2001, between the company and Edward U. Gilpin.**
10.5	Employment Agreement, dated as of March 1, 2001, between the company and William T. Tomljanovic.**
10.6	Letter, dated March 17, 2003, from the company to Stephen Cooke outlining the terms of his employment.**
10.7	Employment Agreement, effective as of May 1, 2004, between the company and Michael E. Satz.*
10.8	Employment Agreement, effective as of May 1, 2004, between the company and Maryam H. Muessel.*

Exhibit No.	Description
10.9	Employment Agreement, effective as of March 1, 2004, between the company and Edward U. Gilpin.*
10.10	Employment Agreement, effective as of March 1, 2004, between the company and William T. Tomljanovic.*
10.11	Fixed Income Investment Management Agreement, dated as of March 26, 2002, between ACA Financial Guaranty Corporation and Stephens Inc.**
10.12	Omnibus Equity Incentive Compensation Plan.**
21.1	List of Subsidiaries.**
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).*
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (included on signature page).**

*	To be filed by amendment.
**	Previously filed.